


equinor

2023 Integrated Annual Report

Report overview



About us

An introduction to who we are, our business and our strategy.



Group performance

Group financial and sustainability performance, and our research and innovation activities.



Reporting segment performance

Financial, operational and sustainability performance review and strategic update by our reporting segments.



Financial statements

Consolidated financial statements of the Equinor group and parent company financial statements of Equinor ASA.



Additional information

Complementary sections supporting the total report.

Contents

INTRODUCTION

Report overview 2
Key figures 4
Key events 6
Message to stakeholders 7
About the report 8

ABOUT US

1.1 We are Equinor 10
1.2 Our history 11
1.3 Our business 12
1.4 The world in which we operate 16
1.5 Our strategy 17
1.6 Progress on our Energy transition plan 20
1.7 Our People 23
1.8 Engaging with stakeholders 24
1.9 Governance and risk management 25

GROUP PERFORMANCE

Our 2023 Performance 35
2.1 Financial performance 36
Strategic financial framework 38
Our market perspective 39
Group financial performance 41
Oil and gas reserves 50
2.2 Sustainability performance 55
Sustainability approach 56
Materiality assessment 59
Material topics' performance 60
Always safe 61
Safe and secure operations 62
Protecting nature 68
Respecting human rights 73
Workforce for the future 77
High value 84
Profitable portfolio 85
Energy provision and value creation for society 92
Integrity and anti-corruption 97
Low carbon 100
Net-zero pathway 101
2.3 Fuelling innovation 111

REPORTING SEGMENT PERFORMANCE

Our reporting segments 115
3.1 Exploration & Production Norway 118
3.2 Exploration & Production International 125
3.3 Exploration & Production USA 133
3.4 Marketing, Midstream & Processing 139
3.5 Renewables 145
3.6 Other group 152

FINANCIAL STATEMENTS

4.1 Consolidated financial statements 156
Consolidated statement of income 157
Consolidated statement of comprehensive income 158
Consolidated balance sheet 159
Consolidated statement of changes in equity 160
Consolidated statement of cash flows 161
Notes to the Consolidated financial statements 162
4.2 Parent company financial statements 228
Statement of income Equinor ASA 229
Statement of comprehensive income Equinor ASA 230
Balance sheet Equinor ASA 231
Statement of cash flows Equinor ASA 232
Notes to the Financial statements Equinor ASA 233

ADDITIONAL INFORMATION

5.1 Shareholder information 257
5.2 Risk factors 260
5.3 EU Taxonomy for sustainable activities 269
5.4 Additional sustainability information 280
5.5 Statements on this report incl. independent auditor reports 285
5.6 Use and reconciliation of non-GAAP financial measures 297
5.7 Other definitions and abbreviations 308
5.8 Forward-looking statements 311

Key figures 2023


N
Always safe
High value
Low carbon



Always safe

0.4
SIF
Serious incident frequency (per million hours worked)

2.4
TRIF
Total recordable incident frequency (per million hours worked)

10
OIL AND GAS LEAKAGES
with rate above 0.1 kg/second during the past 12 months

High value

36
USD BILLION
Adjusted earnings*

36
USD BILLION
Net operating income/(loss)

20
USD BILLION
Cash flow from operations after tax* (CFFO)

12
USD BILLION
Net income/(loss)

25
PERCENT
Return on average capital employed, adjusted* (ROACE)

17
USD BILLION
Capital distribution including dividends and share buy-backs

Low carbon

6.7
KG / BOE
CO_2 upstream intensity. Scope 1 CO_2 emissions, Equinor operated, 100% basis

20
PERCENT
Gross capex* to transition. Renewables & Low Carbon Solution share (REN & LCS)

8
GW
Renewables pipeline additions. Equinor share, unrisked

* For items marked with an asterisk throughout this report, see section 5.6 Use and reconciliation of non-GAAP financial measures.

Key figures by segment


Total revenues and other income
Group
107.2
USD billion
Adjusted earnings*
Group
36.2
USD billion
E&P equity liquids and gas production
Group
2,082
mboe/day
Power generation Equinor share
Group
4,235
GWh
E&P Norway
E&P International
E&P USA
Marketing, Midstream and Processing
Renewables










Gullfaks C

Key events

January

Equinor and **RWE** agree MoU to work together to develop large-scale value chains for low carbon hydrogen.

Equinor is awarded **26** new production licences on the NCS, of which **18** as operator.

February

Equinor makes a new oil discovery close to the Troll Field in the North Sea.

March

Equinor signs an agreement to acquire **Suncor Energy UK Limited**.

EU Commission President Ursula von der Leyen, **NATO Secretary General** Jens Stoltenberg and **Norwegian Prime Minister** Jonas Gahr Støre visit the Troll A platform in the North Sea.

April

Production starts from the **Bauge** subsea field in the Norwegian Sea.

May

Equinor and partners announce final investment decision for the **Raia** project in Brazil.

Official opening of the **Njord** field.

The **Johan Sverdrup** field in the North Sea produces at increased plateau of 750,000 boe per day.

June

Equinor signs long-term LNG purchase agreement with **Cheniere**. The deliveries will start in 2027 and is expected to reach 1.75 million tonnes per year towards the end of this decade.

July

Equinor acquires Brazilian onshore renewables company **Rio Energy** including selected assets. Rio Energy is a leading onshore renewables company in Brazil.

August

Hywind Tampen, the world's largest floating offshore wind farm officially opens. **Gullfaks** and **Snorre** are the first oil and gas fields in the world to receive power from offshore wind.

Equinor acquires stake in the **Bayou Bend** CCS project.

September

Equinor and **Itacha Energy** take the final investment decision to progress the **Rosebank** field on the UK continental shelf.

October

Dogger Bank, the world's largest offshore wind farm, produces power for the first time, marking a major milestone in the development of the industry.

Breidablikk in the North Sea comes on stream ahead of schedule.

Equinor signs new supply agreement for natural gas with Germany's major energy company **RWE**.

November

Equinor makes a commercially viable gas discovery by the **Gina Krog** field in the North Sea.

Equinor enters into agreement to sell its Nigerian interests to **Chappal Energies**.

December

Equinor enters into an agreement to acquire **Shell's** equity and operatorship of the **Linnorm** discovery in the Norwegian Sea.

Equinor and Germany's **SEFE** enter into long-term gas sales agreements of around 10 billion BCM annually until 2034, and pursue large scale hydrogen supplies.

Equinor and operating co-owner, **Shell Offshore Inc**, reach the final investment decision for Sparta, an oil field in the US Gulf of Mexico.

Equinor signs an agreement to sell its interests in Azerbaijan to **SOCAR**.

Message to stakeholders

2023 was marked by energy markets becoming more complex and less predictable. Against the backdrop of geopolitical instability, supply chain bottlenecks and inflation, energy companies face difficult trade-offs in delivering reliable, affordable and sustainable energy. As the largest energy provider to Europe, Equinor continues to develop its broad portfolio to contribute to energy security. Our ambition is to be a leading company in the energy transition.

Safety is our number one priority. Over the years, our safety performance has seen a positive trend. In 2023, the serious incident frequency per million hours worked (SIF) was 0.4. The number of serious incidents were measured at the lowest level so far. Tragically, however, we had a fatality on a contracted tanker in Malaysia. We also recorded two incidents with major accident potential. This is a stark reminder of the importance of our continuous improvement effort to ensure that all our people return safely home from work. To safeguard our people and to meet increased geopolitical tensions and security risks, we have further reinforced the protection of assets and operations.

In 2023, we delivered strong financial results, with adjusted earnings* of USD 36 billion before tax. This is the second-best result in the history of the company, only beaten by the record results of 2022. The delivery of a solid global operational performance in 2023 resulted in a total liquids and gas production of around 2,100 mboe per day, a 2.1% growth from 2022. The strong cash flow and competitive capital distribution in the year of USD 17 billion, including share buy backs, support our goal of creating shareholder value.

We continued to optimise the oil and gas portfolio, both in Norway and internationally, delivering strong results. Equinor expects to deliver above 5% production growth for oil and gas from 2023 – 2026 and maintain production of around 2 million barrels per day in 2030. The outlook for Norwegian continental shelf is extended, expecting around 1.2 million barrels a day in 2035. With major projects under development, the cash flow from the international portfolio is expected to increase by 50% by 2030. With a robust financial position, we are well positioned for growth and transition.

The year included several milestones for the company. The investment decisions on Raia and Rosebank, and the increased ownership in the Linnorm discovery, show how we continued to optimise our oil and gas portfolio. The acquisition of an interest in Bayou Bend and continued maturation of carbon capture and storage projects shows how we create new market opportunities in low carbon solutions. The long-term gas sales agreement with SEFE (Germany's state-owned energy company) is one of the largest gas sales agreements that we have made, demonstrating the long-term attractiveness of natural gas to Europe. Finally, first power from Dogger Bank, the world's biggest offshore wind farm, and the opening of the floating wind farm Hywind Tampen, demonstrate our capabilities to create high value growth in renewables.

For Equinor's energy transition, 2023 was marked by a focus on capacity building. Last year, 20% of our investments were directed towards renewables and low carbon solutions. We are on track to reach our ambition to invest more than 50% in profitable renewables and low carbon solutions by 2030. We also strengthened our renewables portfolio, adding 8 GW to our renewables pipeline. Important milestones were the acquisitions of onshore renewables platforms BeGreen and Rio Energy. In the short term, we will see an increase in oil and gas production, but the company will alongside provide a broader energy offering.



Oil and gas will continue to be the foundation for our value creation, supplying the energy needed and contributing to energy security. We will continue to reduce emissions from the production of oil and gas and developing a pipeline of renewable and low carbon projects. With this we will increase both the production of low carbon energy and our capacity for CO_2 transport and storage. We are delivering the energy needed today, while developing the energy solutions for tomorrow.

In 2023, we welcomed over 2,000 new employees to the company, renewing competence and replacing retirement. The energy transition requires skills and dedication, and we are proud of the strong efforts made across Equinor to deliver our results. We would also like to thank Equinor's shareholders for their continued investments and commitment.

Jon Erik Reinhardsen, Chair of the board
Anders Opedal, President and CEO

About the report

Equinor Integrated annual report for 2023
We release for the second time an integrated annual report for the full year of 2023, combining financial and sustainability reporting into a single report. The integration reflects the increasing importance of sustainability for the company's operational and financial performance. This format aligns reporting with Taskforce on Climate-related Financial Disclosure (TCFD) and requirements from the European Union (EU) under the Corporate Sustainability Reporting Directive (CSRD).

This report presents the
- Board of director's report (Chapters 0-3 and Chapter 5 excluding sections 5.4, 5.7, 5.8)
- Consolidated financial statements of the Equinor group (section 4.1)
- Parent company financial statements of Equinor ASA (section 4.2)
- The company's sustainability reporting, prepared in accordance with the Global Reporting Initiative (GRI) Standards.
- Communication on Progress to the UN Global Compact (advanced reporting level)
- Statement on equality and anti-discrimination (section 2.2 Workforce for the future, Diversity and inclusion)

Other 2023 reporting published on equinor.com/reports
- Remuneration report, incl. 2021 Remuneration policy
- Oil and gas reserves report
- Payments to governments
- Board statement on Corporate governance
- Annual report on Form 20-F
- Integrated annual report – Norwegian (XBRL data ESEF)
- Human rights statement
- GRI and WEF index
- UK modern slavery statement
- Equinor datahub (ESG reporting centre)

This publication constitutes the Statutory annual report in accordance with Norwegian requirements for Equinor ASA for the year ended 31 December 2023. The Integrated annual report is filed with the Norwegian Register of company accounts. The version prepared in accordance with the European Single Electronic Format ("ESEF"), filed with Oslo Børs, is the official version of the Company's Integrated Annual report, and the ESEF version prevails in case of any questions or conflicts to other versions. Further information on the boundary conditions for sustainability data can be found in section 5.4 Additional sustainability information.

This report should be read in conjunction with the cautionary statement in section 5.8 Forward-looking statements.

The Integrated annual report may be downloaded from Equinor's website at www.equinor.com/reports. References in this document or other documents to Equinor's website are included as an aid to their location and are not incorporated by reference into this document.





1 About us

1.1 We are Equinor 10
1.2 Our history 11
1.3 Our business 12
1.4 The world in which we operate 16
1.5 Our strategy 17
1.6 Progress on our Energy transition plan 20
1.7 Our People 23
1.8 Engaging with stakeholders 24
1.9 Governance and risk management 25

1.1 We are Equinor

We are an international energy company, headquartered in Stavanger, Norway. Our portfolio encompasses oil and gas, renewables and low carbon solutions.

Around 23.000 employees in around 30 countries

A leading offshore oil and gas operator

The largest single supplier of energy to Europe

A competitive developer and operator in offshore and onshore renewables

Driven by our purpose

Turning natural resources into energy for people and progress for society

Delivering on our ambition

To be a leading company in the energy transition

Guided by our values

Open. Courageous. Collaborative. Caring

1.2 Our history

1970s
A foundation for the future

Equinor, formerly Statoil, was founded on 18 September 1972. Our role was to be the state's financial, commercial and industrial instrument in the development of the Norwegian oil and gas resources. In the early years, our operations were focused on the exploration, development and production of oil and gas assets on the NCS. By 1979, the Statfjord field was discovered in the North Sea and production commenced.

1980s
An offshore pioneer

The 1980s was a decade of strong growth, with discoveries and the development of large fields on the NCS. In 1981, we gained operatorship of the Gullfaks development in the North Sea, as the first Norwegian operator. In 1987 Equinor took over the operatorship of Statfjord.

1990s
An international player

In the 1990s Equinor grew internationally. We became a major supplier to the European gas market, entering large-sales contracts for the development and operation of gas transport systems and terminals. In 1992 Equinor entered an alliance with BP to grow internationally. We expanded manufacturing and marketing across Scandinavia and established a comprehensive network of service stations. Statoil fuel and retail was later listed and fully divested in 2012.

2000s
An ambitious and innovative operator

In 2001, we were listed on Oslo Børs and New York Stock Exchange under the name Statoil ASA, with the Norwegian State retaining a 67% stake. In 2007, Statoil merged with Norsk Hydro's oil and gas division. By the end of the decade, Equinor's international exploration and partnerships included Angola, Algeria, Brazil, Canada, Tanzania and onshore and offshore in the US.

2010s
An eye to the future

The 2010s started with international growth, with acquisitions leading to a large position in the growing production onshore in the US and the start-up of the Peregrino field in 2011, making us an operator in Brazil. Later, we began positioning ourselves for the energy transition, announcing a strategy to become a broader energy company in 2017. At the AGM in 2018 Statoil ASA became Equinor ASA, reflecting the strategic direction. In October 2019 the Johan Sverdrup field came on stream – powered by electricity from shore, it is one of the world's most carbon-efficient fields.

2020s
A company in the energy transition

For the 2020s, Equinor set out its ambition to become a net-zero company by 2050. In 2022, Equinor presented its Energy transitional plan. This action plan includes the short- and medium-term actions necessary to realise our ambition of becoming a net zero company. The plan was endorsed with 97.5% shareholder vote at our annual general meeting in 2022.

1.3 Our business

Equinor is present in around 30 countries around the world.

KEY ACTIVITIES

EXP = Exploration

D&P = Development & production

REN = Renewables

M&T = Marketing & Trading

R&P = Refining & processing

LC = Low carbon project funnel



OPERATOR OF ASSETS

Brazil	EXP, D&P, REN, M&T
Norway	EXP, D&P, REN, M&T, R&P, LC
UK	EXP, D&P, REN, M&T, LC
USA	EXP, D&P, REN, M&T, LC
Poland	REN



PARTNERSHIPS AND PRESENCE

Algeria	D&P
Angola	EXP, D&P
Argentina	EXP, D&P
Australia	REN
Azerbaijan[1]	EXP, D&P
Belgium	M&T
Canada	EXP, D&P, M&T
China	M&T
Denmark	M&T, REN
France	REN
Germany	REN, M&T, LC
India	M&T
Japan	REN
Libya	D&P
Netherlands	LC, REN
Nigeria[1]	D&P
Singapore	M&T
South Korea	REN
Spain	REN
Suriname	EXP
Tanzania	EXP
Vietnam	REN

1) Countries we announced exits from in 2023.

The overview includes countries with fully owned subsidiaries of Equinor.

A broader energy offering – our current and future value chains

We deliver energy to customers through optimising our oil and gas portfolio, high value growth in renewables and new market opportunities in low carbon solutions. This is a non-exhaustive illustration of Equinor's current and future value chains. The aim is to illustrate our business activities that deliver the energy needed today while developing a broader energy offering for tomorrow.

Non-exhaustive value chain for illustrative purposes

RENEWABLE ENERGY

Power

H_2

ELECTRICITY

Gas to power

BIOMASS

INSTALLATIONS & TEMPLATES

Oil & gas

Plants, refineries and terminals

SYNTHETIC FUELS

BIO-FUELS

OIL PRODUCTS

CRUDE OIL

GAS

LNG/LPG

METHANOL

BLUE HYDROGEN & AMMONIA

HOMES

TRANSPORT

BUILDINGS

HEAVY TRANSPORT

INDUSTRY

PETRO-CHEMICALS

TERMINAL & STORAGES

CO_2 CCS

CO_2 TRANSPORTATION

CO_2

Carbon

Decarbonisation and CO_2 transportation

ASSETS & INFRASTRUCTURE

MARKETING & TRADING

SEGMENTS & CUSTOMERS

Four main areas of operation

Oil and gas

We produce around two million barrels of oil equivalent daily. Two thirds of our equity production comes from the Norwegian continental shelf. Equinor operates around 70% of the total Norwegian oil and gas production. One third of the equity production comes from outside of Norway, a share that is expected to increase over the coming years. The Peregrino field in Brazil and the Mariner field in the UK are our largest operatorships outside of Norway.

Refining, processing and marketing

Our refinery, processing plants and terminals transform crude oil and natural gas into everyday commodities such as petrol, diesel, heating oil and consumer-ready natural gas. The transportation, marketing, and trading of our products maximises value creation. Most of our output is exported to continental Europe, but we also export to the UK, North America and Asia.

Equinor also markets and sells the Norwegian State's share of the natural gas and crude oil produced on the NCS. Danske Commodities is a leading energy trading house fully owned by Equinor.

Carbon capture and storage (CCS)

Equinor is pursuing new business models to make carbon capture, transport and storage commercially viable. We have decades of experience from CCS projects of various sizes, successfully maturing the technology from the Research & Development (R&D) stage to operations. We are progressing on the CO_2 transport and storage projects Northern Lights and Smeaheia in Norway and Bayou Bend in the US.

Renewable energy

Equinor currently provides more than one million European homes with renewable power. We develop some of the world's largest offshore wind farms, located in Europe and the US, and are in the process of building positions within onshore renewable and energy storage in the UK, the US, Poland, Denmark and Brazil. By 2030, we aim to have grown our installed renewables capacity from 2023's 0.9 GW to 12-16 GW.

A strong competitive position

A technology leader

We have a strong and proven ability to develop and apply new technologies and digital solutions. As we pursue our ambition to be a leading company in the energy transition, technology leadership will be a key enabler.

An offshore pioneer

Our fifty years of experience of building the oil and gas industry in Norway represents a competitive advantage for the company today. Examples of our work include piped gas infrastructure network, and the world's first subsea gas compression plant. Equinor is a global offshore wind major and the world's leading floating offshore wind developer and operator.

An early mover and industry shaper

We seek to create value as an early mover and industry shaper. Examples of our approach include the development of CCS at the Sleipner field in the 1990s and the testing of floating offshore wind for the Hywind demo in the 2000s – which have contributed to our latest technology developments of Northern Lights and Hywind Tampen.

Six business areas

Exploration & Production Norway (EPN)

EPN is responsible for the exploration and extraction of crude oil, natural gas, and natural gas liquids on the Norwegian continental shelf. As operator and partner, EPN aims to manage resources in a safe and efficient manner, creating value for our owners, suppliers, and Norwegian society. EPN is applying digital technologies and solutions to achieve higher recovery rates, energy efficiency, lower costs and reduced emissions.

Renewables (REN)

REN is responsible for Equinor's offshore and onshore wind farms, solar plants, other forms of renewable energy, green hydrogen and energy storage. Equinor is evolving into an integrated power producer with a diversified power portfolio by combining Equinor's wider energy expertise, project delivery capabilities, and ability to integrate technological solutions.

Technology, Digital & Innovation (TDI)

TDI is responsible for developing technology to help Equinor reach its business targets and ambitions within oil and gas, renewables and low carbon solutions. In addition, TDI is identifying, testing and scaling new business opportunities supporting the energy transition through venturing and strategic partnerships. It also has the corporate digital and IT responsibility for daily operations and for enabling the company to onboard innovative solutions to digitise and automate operations. Research and collaboration with universities and external innovation hubs is part of TDI.

Exploration & Production International (EPI)

EPI is responsible for our international exploration and production activities and manages upstream activities in countries outside of Norway. It has operations across five continents, covering offshore and onshore exploration and extraction of crude oil, natural gas, and natural gas liquids, and implements rigorous safety, security and sustainability standards, alongside technological innovations. EPI intends to build a competitive international portfolio, including through partner-operated activities.

Marketing, Midstream & Processing (MMP)

MMP aims to maximise value creation in Equinor's global midstream and downstream positions. It is responsible for the global marketing and trading of crude oil, petroleum products, natural gas, electric power and green certificates, including marketing of the Norwegian State's natural gas and crude oil resources from the NCS. It also manages onshore plants and transportation, and the development of value chains to ensure flow assurance for Equinor's upstream production. Low-carbon solutions, such as carbon capture and storage and hydrogen and marketing of these services are also a part of MMP's remit.

Projects, Drilling & Procurement (PDP)

PDP is responsible for the global project portfolio, well deliveries, and procurement and supply chain management across Equinor. It aims to deliver safe, secure, and efficient project development and well construction, founded on world-class project execution and technology excellence. PDP utilises innovative technologies, digital solutions, and carbon-efficient concepts to shape a competitive project portfolio at the forefront of the energy transition. Value is created through a simplified and standardised fit-for-purpose approach to project delivery.

1.4 The world in which we operate

In recent years, energy markets have become significantly more complex and less predictable. Although society continues to take major steps forward in the transition towards lower carbon energy sources, recent geopolitical uncertainty and economic headwinds present new challenges to delivering energy security, energy affordability and energy sustainability. Solving this "energy trilemma" (see diagram) requires that policy makers, industries and consumers work together to find the best short and long-term balance between its three dimensions.

As countries look to find the best balance across these three dimensions, they are pushed to make trade-offs between them. For example, in 2022 and 2023, the war in Ukraine demanded trade-offs from sustainability towards security and affordability. It is therefore necessary for energy companies, including Equinor, to adapt accordingly, while pursuing a resilient long-term business strategy on the journey towards a low-carbon future.

Key considerations include:

- **A need to respond to a challenging geopolitical situation**
  The turbulent geopolitical environment including wars in Ukraine and the Middle East, and the increased tensions between the US and China has led to a somewhat reprioritised focal point in the trilemma. The weaponisation of energy means that energy projects and assets require additional physical and cybersecurity, as well as alternative supply sources. The urgency for Europe to rapidly replace Russian oil and gas has necessitated increased supply from producers in other regions, but also impacted emissions, industrial activity and economic growth.
- **A lack of stable decarbonisation policies and commercial frameworks**
  Whilst the energy transition creates business opportunities for new technologies and value chains, the supporting policies and frameworks needed to drive large scale investment are lagging in many countries and regions. Choosing where to invest and how fast to transition therefore pose significant strategic risk which must be balanced with needs for financial stability, resilience, and shareholder value.
- **An added incentive to accelerate renewables growth**
  In parallel with meeting short-term energy supply needs, and to increase energy security, there is an accelerated drive to transition into renewable energy. This presents long-term business opportunities for energy companies, but the faster pace may increase reliance on currently non-diversified supply chains with lower standards of social and environmental practices (e.g. human rights).
- **An acute cost-of-living crisis could have broad fallout**
  Energy affordability remains a key concern for many, potentially leading to social unrest and policy backtracking on decarbonisation ambitions, and poses uncertainties for investors in terms of future political intervention. Inflation levels were high in most regions in 2023 and growing activity across the energy industry means that many sectors are capacity constrained and experiencing supply chain pressures.

Despite global challenges, Equinor's strategic beliefs stand firm. The energy industry has a key role to play in the energy transition, and oil and gas will continue to be needed while the transition happens on the back of massive investments.


Affordability
Sustainable energy policy
Decarbonisation
Security
The energy trilemma
Energy affordability – access to affordable energy for domestic and commercial use.
Energy security – capacity to meet current and future energy demand while maintaining resilience to system shocks.
Energy decarbonisation – transition towards lower carbon energy systems through substituting use of fossil fuels and increase energy efficiency.

1.5 Our strategy

The world's energy systems are in a transition to meet the challenge of climate change. As Equinor transforms, we must strike the right balance between being a safe and reliable provider of energy and generating cash flow to enable the energy transition, while supporting our purpose of providing energy and progress to society and continuing to be an attractive investment for our shareholders. We have a strong financial position and a solid balance sheet. This enables us to seize opportunities provided by the energy transition. Despite the current turbulence, our strategic beliefs - the foundation of our strategy - remain firm.

Our strategic beliefs

Creating value through the energy transition

Fast, structural changes can create new localised business models and offer new ways for consumers to access energy. Oil and gas will stay in our long-term energy mix, but only the most robust upstream projects can be expected to be developed, and carbon considerations will continue to influence all our portfolio choices. For renewables and low carbon solutions, close collaboration with customers, regulators and industry will be key to develop new markets and lay the foundation for future value creation.

Net-zero ambition gives rise to new industry opportunities

Climate change and the energy transition have become mainstream concerns for governments, societies and investors. Therefore, functioning markets for low carbon solutions will emerge and new opportunities will arise for developers of these solutions. As policy and regulations shape energy markets, the social licence to operate and the ability to run a profitable business will be closely tied to how companies act on their net-zero ambitions.

Technological excellence and innovation will define winners

As the magnitude and speed of change intensify, technology, digitisation and innovation will be key enablers. New ways of working will evolve. We will continue to build on our existing competence and experience and develop capabilities in new areas. A culture of innovation, learning and empowerment is needed to stay competitive.

The emerging market dynamics put margins under pressure

Worldwide energy demand is expected to grow in the short to medium term. However, an abundance of energy from intermittent sources could lead to an increased volatility in energy prices, exposing the industry to new competition and increasing the pressure on margins. The energy landscape is transforming, with innovative technologies, new customers, new competitors, and new ways of creating value.

Our strategic pillars – embedded in everything we do

Always safe

Safeguarding our people

Protecting our assets

Committed to a just transition

High value

Competitive at all times

Value creation through the transition

Low carbon

Reducing own emissions

Increasing investments in renewables and low carbon solutions

How we will get there – our strategic focus areas

Optimised oil and gas portfolio

We expect our oil and gas portfolio to continue to provide strong free cash flow for many years. Equinor will pursue activities where we have the competence, experience, scale, and an overall competitive advantage to secure a leadership position.

High-value growth in renewables

We are focusing on high-value growth in renewables, both onshore and offshore, aiming to deliver above 65 TWh from renewables power generation by 2035.

New market opportunities in low-carbon solutions

We are actively contributing to maturing CCS and hydrogen markets, aiming for a market share of 25% for storage and 10% for hydrogen by 2030 in Europe.

Equinor's 2023 material topics

Our material topics are linked to our strategic pillars: always safe, high value and low carbon. We have identified eight material topics that we believe are key to delivering on our strategy. In line with the concept of double materiality, these are topics that may significantly affect our financial or operational performance, or that may significantly impact societies and ecosystems in which we operate. In section 2.2, we provide more detail on each of these eight topics, their significance for Equinor and our stakeholders, the way we manage them, the metrics we use to monitor progress, and our performance in 2023.

Always safe

Safe and secure operations:
Ensuring the health, safety and security of people, environment and assets.

Protecting nature:
Preventing the loss of and enhancing biodiversity in areas where Equinor operates.

Respecting human rights:
Respecting human rights in Equinor's own activities and supply chain.

Workforce for the future:
Building a future-resilient, diverse and inclusive workplace with equal opportunities and human capital development, and where people can unlock their potential.

High value

Profitable portfolio:
Portfolio development and composition to ensure ongoing profitability with risk assessment and management of current asset base.

Energy provision and value creation for society: Securing energy supply and generating revenue, job opportunities and economic prosperity through local employment, procurement and taxes.

Integrity and anti-corruption:
Preventing corruption and ensuring ethical business culture across the company.

Low carbon

Net zero pathway:
Reducing greenhouse gas emissions towards net-zero by 2050, including emissions from the use of our products.

1.6 Progress on our Energy transition plan

Our Energy transition plan, published in 2022, outlines the measures that will allow us to deliver on our net-zero ambition. It includes ambitions and actions for how to reduce emissions, build a renewables portfolio and develop low carbon solutions. Each year, we provide an update on the company's progress.

For our Energy transition plan, 2023 was a year of execution and capacity building against a backdrop of continuing energy security concerns and new market challenges.

On an annual basis, we saw mixed progress towards our main climate ambitions. Operational factors and market dynamics negatively affected our metrics for emissions reductions and progress toward net zero, while increased gross capital expenditure* towards renewables and low carbon solutions shows continued progress on the leading indicator of investment. As we simultaneously deliver on the energy needs of today and work on building the energy system of the future, it is important to maintain a multiyear perspective. Our transition journey will not be linear, but the direction is clear. The ambitions in our Energy transition plan remain firm and we remain focused on delivering on our strategic aim to be a net zero company by 2050.


Status on our Energy transition plan in 2023
Emission reductions
Net scope 1 & 2 GHG emissions[1]
30%
50%
by 2030
Upstream CO_2 intensity
6.7 kg CO_2/boe
IOGP average 16 kg
Methane intensity
0.02 %
OGCI average 0.2%
Investing in the transition
Gross capex* to renewables and low carbon solutions
20%
50%
by 2030
Installed capacity
0.9 GW
Equity share
CO_2 storage
0.8 Million tonnes
Snøhvit and Sleipner
Progress towards net zero
Net carbon intensity reduction[2]
1%
67g CO_2e/Mj
20%
by 2030
40%
by 2035
Net zero
by 2050
[1]Baseline year 2015, 100% operated basis.
[2]Baseline year 2019. Includes GHG emissions from scope 1, 2 and 3 - Category 11, Use of sold products.

Acting on our emissions

Our ambition is to reduce emissions from our own operations by 50% by 2030 compared to 2015 levels. We aim for at least 90% of this ambition to be realised by absolute emission reductions.

In 2023, our total scope 1 and 2 operated greenhouse gas (GHG) emissions were 11.6 million tonnes CO_2e, which is 30% lower than in base year 2015 and 0.2 million tonnes higher than in 2022. The resumption of the Hammerfest LNG facility in Norway and the return to normal full-year production at the Peregrino oil field in Brazil were the main contributors to the increase in operated emissions.

Notable achievements toward emissions reductions from the operated portfolio included the start-up of Hywind Tampen, the world's first floating wind installation in the Norwegian North Sea, which supplies energy to the Gullfaks A and Snorre fields, and the electrification of the Gina Krog field with power from shore. Additionally, the approval of the Snøhvit Future project by the Norwegian government was a major milestone. The project aims to fully electrify the Hammerfest LNG facility by 2030, resulting in an approximate annual reduction of 850,000 tonnes of CO_2 emissions. As outlined in our Energy transition plan, rapid reductions in operated emissions from our oil and gas activities in Norway depend on the availability of, and access to, electricity supplies.

In 2023, we maintained our focus on the carbon efficiency of our upstream production. Upstream CO_2 intensity was 6.7kg CO_2/boe, which is a slight improvement from the level achieved in 2022 and below our target of 7.0kg CO_2/boe for 2025. We remain on track to achieve our ambition of 6.0kg CO_2/boe in 2030. The average methane intensity of our operated assets held steady at 0.02%, roughly one-tenth of the OGCI (Oil and Gas Climate Imitative) industry average of 0.2%.

Investing in the transition

We are targeting high-value growth in renewables. Our ambition is that over 50% of our annual gross capex will be invested in renewables and low carbon solution by 2030, and 30% by 2025, subject to availability of robust projects.

In 2023 we invested 20% of our gross capex* into renewable energy and low carbon solutions, which is a 50% increase from the previous year. The majority of these investments were allocated to renewables, with the remainder allocated to our Northern Lights Carbon Capture and Storage (CCS) project. The figure does not include investments into abatement projects for the decarbonisation of our oil and gas production. As Equinor grows and transforms, we expect to invest more to renewables and low carbon solutions, subject to an attractive sufficient access to opportunities and to deliver profitable growth.

Our investment strategy paves the way to a broader energy mix for the company. While less than one percent of the total energy we delivered in 2023 was from renewables and low carbon solutions such as hydrogen, this figure is estimated to reach between 8-10% in 2030 and between 15-20% in 2035[1].

1) Using a fossil equivalency basis for renewable energy

6.7
KG / BOE
CO_2 upstream intensity.
Scope 1 CO_2 emissions,
Equinor operated, 100% basis

30
PERCENT
Reduction in scope 1 + 2
operated emissions since 2015


Upstream CO2 intensity
(kg CO2 per boe, 100% operated basis)
20
15
10
5
0
18 17 17 15 16 16
8.8 9.0 9.5 8.0 7.0 6.9 6.7 7.0
2017 2018 2019 2020 2021 2022 2023 2025
Equinor
Equinor target
IOGP average

Upstream: All operations from exploration to production, excluding onshore gas processing and LNG facilities.


Renewables & Low Carbon Solutions share of gross CAPEX*
100 %
0 %
4 %
11 %
14 %
20 %
>50 %
2020 2021 2022 2023¹ 2030
ambition
REN/LCS
Oil and gas

1) For 2023, over 90% of the share to REN/LCS was allocated to renewables


Energy production by source
(Equinor equity, fossil equivalency applied for renewables)
100%
0%
0.4 %
8-10 %
15-20 %
2023 2030 2035
REN/LCS
Gas
Oil

Advancing towards net zero

Our ambition is to reduce the net carbon intensity (NCI) of the energy we provide by 20% by 2030. This ambition includes scope 3 emissions from the use of sold products.

In 2023, the NCI of the energy provided by Equinor was 67gCO_2e/ MJ, which is a one percentage point increase compared to 2022 and a 1% decrease compared to the 2019 baseline year. The year-on-year rise is attributable to an increase in the ratio of oil to gas in our production portfolio as the energy security crisis in Europe stabilised and the extraordinary increase in demand for Equinor's gas seen in 2022 subsided. An increase in the overall oil and gas production from 2,039 thousand barrels of oil equivalent per day (mboe/d) in 2022 to 2,082 (mboe/d) in 2023, resulted in a 3% increase in absolute scope 3 emissions to 250 million tonnes.

While renewables represented a small fraction of our total energy output in 2023, we made progress in building a foundation for these sources to play an increasingly important role in our future portfolio as a broad energy company. In October, we achieved a significant milestone in the UK, with the first power delivery from Dogger Bank, which is set to become the world's largest offshore wind farm when all phases of the project are complete. Our acquisition of Rio Energy, a leading onshore renewables company in Brazil, and the closing of the acquisition of Danish solar company BeGreen, added around 8 GW of capacity to our pipeline in 2023.

In addition to progress on renewables, we saw an increase in the volume of CO_2 stored from our operated assets Snøhvit and Sleipner in 2023 to 0.8 million tonnes, up from 0.5 million tonnes in 2022. Accumulated, Equinor has stored 27.1 million tonnes of CO_2 on the NCS since 1996. We saw two major developments in our CCS portfolio in 2023. Our acquisition of a 25% stake in Bayou Bend, a major CCS project in the US Gulf Coast with gross potential storage resources of more than a billion metric tonnes, provides us with an opportunity to engage in the decarbonisation of a key industrial region and adds 5 million tonnes per annum (mtpa) of transport and storage to our portfolio. In the UK, Equinor and its partners secured additional CCS storage licenses in the Northern Endurance Partnership, adding up to 4mtpa to our annual storage capacity in the project, which comprises six CO_2 storage sites in the southern North Sea. These projects will be important contributors to our increased ambition of 30-50mtpa of transport and CO_2 storage by 2035.

As deployment of renewables and CCS accelerates in the coming years, we expect to see greater progress in NCI reductions, with the majority of progress towards the 20% reduction ambition in 2030 expected in the second half of this decade.

As outlined in our Energy transition plan, the transition will require an approach that takes account of impacts on our employees, nature, and society. In this respect, 2023 was also a year of capacity building. The launch of our new renewables organisation in May, aimed at focusing the competence and capacity needed to maximise value creation in our fastest growing business area, resulted in a 94% increase in the number of colleagues formally working in renewables, with most reallocated from roles in other parts of the company. On nature, we continued to expand our activities, including implementation of site-specific inventories of key biodiversity features for 35 existing sites. In 2023, we also continued to integrate human rights practices into the way we work, including engagement with peers and suppliers to address systemic issues, the development of new internal monitoring indicators for forced labour in our supply chain, and adoption of global Equinor working requirements for human rights due diligence.

8
GW
Renewables pipeline additions
Equinor share, unrisked

~9
MTPA
CCS storage volumes added, equity to Equinor

Capacity additions: REN 2023
(GW)


30
25
20
15
10
5
0
Installed capacity
Under construction
Offshore pipeline
Onshore pipeline
Added in 2023

Capacity additions: CCS 2023
(mtpa)


40
35
30
25
20
15
10
5
0
Northern Lights
Northern Endurance
Smeaheia
Bayou Bend
Added in 2023

Relevant information:

- The energy transition plan
- Biodiversity position
- Human Rights Policy
- A just energy transition

1.7 Our people

At Equinor, our people are our most valued resource. Every individual makes a difference by contributing their skills, experiences, ideas, and perspectives to the common goals of delivering reliable energy and reaching net zero by 2050.

Our culture is firmly rooted in a shared understanding that safety is our number one priority. Our values guide us in how we work and deliver on our goals together. We have clear requirements and expectations towards our employees to ensure that our company culture continues to develop and thrive.

We work systematically to integrate diversity and inclusion (D&I) in our human resources (HR) processes, from recruitment, career development, and succession planning to leadership deployment.

Developing our people capabilities
In 2023, we further strengthened our workforce planning process in collaboration with leaders and employee representatives. The reinforced framework aims to ensure a robust connection between our strategy, business plans, and the development of people's capabilities. We continuously address gaps between current and future workforce needs using various tools and new technologies. Our recruitment strategies comply with statutory requirements for the use of temporary hires.

Focusing on both short-term and long-term development planning, we enable employees to cultivate the necessary skills to meet present and future objectives. Our ongoing performance development process, based on continuous feedback, allows leaders and employees to prioritise and align their expectations throughout the year.

Building and utilising our collective competence
Our collective competence is a key enabler for Equinor to deliver on current and future ambitions. Employees have opportunities to learn and grow through our Equinor university courses, partnerships with top universities for training and research, and our internal job market. We monitor the participation of all formal learning to secure continuous management focus and a relevant learning portfolio.

Creating a great place to work
In Equinor, everyone is involved in the development of the company. This includes internal cross-functional collaboration, liaising with union representatives and safety delegates according to local law and practice, and following up on the results from our annual global people survey (GPS). We respect employees' rights to organise and to voice their opinions, and we have the same clear expectations for our suppliers and partners. In 2023, union representatives and safety delegates were involved in discussions on the further optimisation of our operating model, the hire-in regulations in Norway, and model for career development in the company.

In 2023, we worked further on implementing our flexible work principles. Our continuous goal is to achieve a good balance in supporting the diverse needs of our people in their daily working lives and ensuring that time and effort are directed to prioritised activities.

Performance and reward framework
In Equinor, how we deliver is as important as what we deliver. Our performance and reward framework measures progress and results, and rewards individual performance in a holistic way, attributing equal weight to business delivery and behaviour. The performance of the CEO, his direct reports and Equinor's broader leadership is assessed based on results within a wide range of behavioral, financial, operational and sustainability topics.

A comprehensive set of performance indicators and monitoring reports are made available to all employees in Equinor's management information system. The performing indicators are reported on a regular basis from operational levels to the governing bodies to ensure transparency in risk and performance management – this is how we keep employees accountable for the development of our company.



1.8 Engaging with stakeholders

Throughout 2023, we regularly engaged with stakeholders, such as governments, regulators, business partners, suppliers and local communities. Broadly, the aim is to help us build support for policies that align with our strategy, as well as to create value in collaboration with partners, suppliers and local communities.

Engaging with policymakers
Equinor engages with policymakers to ensure our license to operate, to express our position on important industry issues, and to promote policies in line with our strategy and our Energy transition plan. We have a dialogue with government through our Chairman, Chief Executive Officer and other senior leaders – as well as through consultation responses and cross-industry initiatives. We work with key government entities to reach common goals in line with our ambitions, promote adequate framework conditions that drive investments in necessary energy sources and technologies - and deliver projects necessary for the transition.

In Equinor, our political and public affairs team manages relationships with governments and policymakers. We engage primarily with decision makers in countries where we have significant operations, such as Norway, Brazil, the UK and the US, as well as with regional structures like the European Union. These interactions are mainly related to developing competitive, stable and predictable industry framework conditions, taxes and legislation that affect our activities. We also collaborate on developing new value chains needed in a low carbon future, such as hydrogen and CCS.

Our public policy work covers a wide territory, including oil and gas, low carbon solutions and renewables. Achieving the necessary decarbonisation and political will to ensure affordability, and at the same time maintain security of supply will be a key political and industrial challenge going forward. To achieve our corporate strategic priorities for the energy transition it is important to work with policymakers in key markets. Further information on our sustainability governance activities can be found in section 2.2 Sustainability Performance.

Our partners and suppliers
The values we create are to a large extent dependent on our relationships with business partners and suppliers. We believe our efforts to ensure close collaboration and active engagement has the potential to impact health and safety standards, supplier diversity and inclusion and promote responsible supply among others. We regularly engage in meetings with our partners to support safe and efficient operations and drive potential to improve efficiencies. Our suppliers constitute a key part of our value chain, for example in engineering, construction and installation of plants and platforms. We aim for fair competition and enabling efficient and sustainable supply chains in support of both their and our own performance.

Local communities
We believe that we can bring a range of positive benefits to the societies where we operate, when these are pursued in collaboration and based on good communication with those potentially impacted by our planned or ongoing activities.



Troll A visit with NATO Secretary General, Jens Stoltenberg, President of the European Commission, Ursula von der Leyen, Norwegian Prime Minister, Jonas Gahr Støre and Equinor CEO, Anders Opedal.

1.9 Governance and risk management

Corporate governance

Our corporate governance framework and processes are formed to promote transparency and accountability in decision-making and day-to-day operations. Good corporate governance is a prerequisite for a sound and sustainable company, and to ensure that we run our business in a justifiable and profitable manner for the benefit of employees, shareholders, partners, customers and society.

As a public limited liability company with shares listed in Oslo and New York, Equinor adheres to relevant regulations and applicable corporate governance codes, including the Norwegian Code of Practice for Corporate Governance.

For a comprehensive account of our corporate governance framework, please refer to the Board statement on corporate governance report.

Governing bodies

The general meeting of shareholders is Equinor's supreme corporate body. It serves as a democratic and effective forum for interaction between the company's shareholders, the board of directors (BoD) and management. At Equinor's AGM on 11 May 2023, 78.02% of the share capital was represented.

The corporate assembly is Equinor's body for supervision of the BoD and the management of the company. They represent a broad cross-section of the company's shareholders and stakeholders, and one of their main duties is to elect the company's BoD. The corporate assembly consists of 18 members and three observers, of which 12 members are nominated by the nomination committee and elected by the general meeting, while six members and the observers are elected by and among employees in Equinor ASA or a subsidiary in Norway. More information on the corporate assembly can be found in the Board statement on corporate governance report.

The BoD has the overriding responsibility for supervising Equinor's management and operations and establishing control systems. The work of the BoD is based on its rules of procedures and applicable legislation describing its responsibility, duties and administrative procedures. This includes a duty to decide the company's strategy, ensure adequate control of the company's overall risk management and to appoint the chief executive officer (CEO). For a more detailed description, see the rules of procedures available at www.equinor.com/board

The BoD shall consist of nine to eleven board members and as of 31 December 2023 had ten members of which seven were shareholder representatives and three were employee representatives. Of the board members six are men, four are women and two are non-Norwegians resident outside of Norway. The nomination committee nominates the shareholder-representatives, and all board members are elected by the corporate assembly. The BoD has determined that, in its judgment, all the shareholder representatives on the board are


General meeting
Nomination committee
External auditor
Corporate assembly
Board of directors
Chief audit executive (CAE)
Audit committee
Safety, sustainability and ethics committee
Compensation and executive development committee
Chief ethics and compliance officer
President and CEO
Election
Nomination
Reporting

considered independent as under Norwegian law.

The BoD has adopted an annual plan for its work which is revised with regular intervals. Recurring items on the board's annual plan are: safety, security, sustainability and climate, corporate strategy, business plans and targets, quarterly and annual results, annual reporting, ethics and compliance, management's performance reporting, management leadership assessment and compensation and succession planning, project status review, people and organisation strategy and priorities, and an annual review of the board's governing documentation. The board has dedicated strategy and risk sessions twice a year where the corporate executive committee presents, and they align on the strategy going forward. The board discusses climate change and the energy transition in all ordinary board meetings either as integral parts of strategy and investment discussions or as separate topics.

The work of the board is set out in detail in the Board statement on corporate governance report.

The BoD's three sub-committees act as preparatory bodies:

The audit committee (BAC)

The **BAC** acts as a preparatory body for the board in connection with risk management, internal control and financial and sustainability reporting. In particular, the BAC assists the board in exercising its oversight responsibilities in relation to:

- The financial reporting process and the integrity of the financial statements
- The sustainability reporting process and the integrity of the sustainability reporting
- The company's internal control, internal audit and risk management systems and practices including the enterprise risk management framework.
- The election of and qualifications, independence and oversight of the work of the external auditors
- Business integrity, including handling of complaints and reports.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/auditcommittee

The safety, sustainability, and ethics committee (SSEC)

SSEC acts as a preparatory body for the board in connection with reviewing the practices and performance of the company primarily in matters regarding safety, security, ethics, sustainability and climate.

This includes review of the company's policies, risk, practices and performance related to

- Safety
- Security, including cyber and information security, physical security and personnel security
- Climate and Sustainability, including human rights, social responsibility and environment
- Code of Conduct
- Ethics and anti-corruption Compliance Program
- Results of audits, verifications and investigations relevant for the SSEC
- Effectiveness of the internal control for safety, security and sustainability matters

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/ssecommittee

The compensation and executive development committee (BCC)

The **BCC** acts as a preparatory body for the board and assists in matters relating to management compensation and leadership development.

The BCC gives recommendation to the board in matters relating to principles and framework for

- Executive rewards
- Remuneration strategies and concepts
- CEO's contract and terms of employment
- Leadership development, assessments and succession planning

BCC also oversees and advises the company's management in its work on Equinor's remuneration strategy and remuneration policies for senior executives.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/compensationcommittee

The BoD considers its composition to be competent with respect to the expertise, capacity and diversity appropriate to attend to the company's strategy, goals, main challenges, and the common interest of all shareholders. The BoD also deems its composition to consist of individuals who are willing and able to work as a team, resulting in an efficient and collegiate board.

The BoD develops its knowledge and competence and among others had sessions in the following topics in 2023;

- Energy Perspectives and the evolving external context – geopolitics, policy and energy
- Low carbon solutions
- Financial deep-dive
- Technology deep-dive
- Cyber security

Furthermore, external speakers presented to the BoD their view on the energy transition in a geopolitical and a financial context.

Reports from the committees are given on each board meeting to update the board on matters handled by each committee. The BAC had two competence days with deep-dives into different topics such as data governance, structure for trading mandates, internal control over financial reporting framework, EU ESRS reporting requirements, material topics for sustainability reporting, and inflation pressure impact on the portfolio. The SSEC had deep-dives on topics within human rights, compliance, cyber security, net-zero and safety. The BCC attended a yearly session on development and trends within executive talent market.

The BoD conducts an annual self-evaluation of its work and competence, which generally is externally facilitated. Climate change capabilities, and the oversight of Equinor's human rights policy are included as key components in the annual board evaluation. The evaluation report is discussed in a board meeting and is made available to the nomination committee.

The board members have experience from inter alia oil, gas, renewables, shipping, telecom and Norwegian defense forces.

Equinor ASA has purchased and maintains a Directors and Officers Liability Insurance on behalf of the members of the board of directors and the CEO. The insurance also covers any employee acting in a managerial capacity and includes controlled subsidiaries. The insurance policy is issued by a reputable insurer with an appropriate rating.

More information about the BoD can be found in the Board statement on corporate governance report.

Board of directors (BoD)



Jon Erik Reinhardsen

Chair of the Board and of the Board's Compensation and Executive Development Committee.

Read Jon Erik's CV →



Anne Drinkwater

Deputy chair of the Board, chair of the Board's Audit Committee and member of the Board's Safety, Sustainability and Ethics Committee.

Read Anne's CV →



Rebekka Glasser Herlofsen

Member of the Board, the Board's Audit Committee and the Board's Compensation and Executive Development Committee.

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Jonathan (Jon) Lewis

Member of the Board, chair of the Board's Safety, Sustainability and Ethics Committee and member of the Board's Audit Committee.

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Finn Bjørn Ruyter

Member of the Board, the Board's Audit Committee and the Board's Compensation and Executive Development Committee.

Read Finn Bjørn's CV →



Tove Andersen

Member of the Board and the Board's Safety, Sustainability and Ethics Committee.

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Haakon Bruun-Hanssen

Member of the Board, the Board's Compensation and Executive Development Committee and the Board's Safety, Sustainability and Ethics Committee.

Read Haakon's CV →



Stig Lægreid

Employee-elected member of the Board and member of the Safety, Sustainability and Ethics Committee.

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Per Martin Labråthen

Employee-elected member of the Board, member of the Board's Safety, Sustainability and Ethics Committee and member of the Board's Compensation and Executive Development Committee.

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Hilde Møllerstad

Employee-elected member of the Board and member of the Board's Audit Committee.

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Corporate executive committee (CEC)

The president and chief executive officer (CEO) has the overall responsibility for day-to-day operations in Equinor. The CEO appoints the corporate executive committee, which considers proposals for strategy, goals, financial statements, as well as important investments prior to submission to the BoD. The purpose of the CEC is to set direction, drive prioritisation and execution, build capabilities and ensure compliance. The CEC works to safeguard and promote the corporate interests of the company through developing the management system and securing adequate risk management and control systems. The CEC includes the CEO, the chief financial officer (CFO), the executive vice presidents of the business areas and the executive vice presidents for Safety, Security & Sustainability, Legal & Compliance, People & Organisation and Communication.

The CEC ensures proactive management and control of sustainability related impacts through the safety, security and sustainability committee which is held on a quarterly basis. Risk, performance, and mitigating actions are key topics for the work in the committee. Ethical and reputational issues such as anti-corruption are monitored and mitigated through the CEC ethics committee. The ethics committee meets as needed and at least three times a year.

In addition, through the corporate risk committee the CEC manages Equinor's overall risk exposure, and material topics related to health and safety, human rights, corruption, climate and environment is assessed as part of the overall risk management. The corporate risk committee functions as an advisory body to the CEO and CFO, and the work of the corporate risk committee is presented to the CEC on a regular basis.

In 2023, the CEC, as well as the BAC, and the SSEC were involved in the assessment, prioritisation and articulation of Equinor's material sustainability topics.



The Buchan Ness Lighthouse

Corporate executive committee (CEC)



Anders Opedal

President and Chief Executive Officer

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Torgrim Reitan

Executive Vice President and Chief Financial Officer

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Jannicke Nilsson

Executive Vice President Safety, Security & Sustainability

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Kjetil Hove

Executive Vice President Exploration & Production Norway

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Philippe François Mathieu

Executive Vice President Exploration & Production International

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Geir Tungesvik

Executive Vice President Projects, Drilling & Procurement

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Irene Rummelhoff

Executive Vice President Marketing, Midstream & Processing

Read Irene's CV →



Pål Eitrheim

Executive Vice President Renewables

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Hege Skryseth

Executive Vice President Technology, Digital & Innovation

Read Hege's CV →



Siv Helen Rygh Torstensen

Executive Vice President Legal & Compliance

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Jannik Lindbæk

Executive Vice President Communication

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Aksel Stenerud

Executive Vice President People & Organisation

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Remuneration of BoD

The remuneration of the BoD is decided by the corporate assembly annually, following a recommendation from the nomination committee. Remuneration for board members is not linked to performance, and board members do not receive any shares or similar as part of their remuneration. The board members receive an annual fixed fee. Deputy members, who are only elected for employee-elected board members, receive remuneration per meeting attended. The employee-elected members of the board receive the same remuneration as the shareholder-elected members.

Remuneration of the corporate executive committee

The BoD is responsible for preparing and implementing a remuneration policy for the members of the corporate executive committee. The policy is effective for a period of four years, subject to any proposed material changes by the BoD requiring adoption by the annual general meeting before the four-year term concludes.

The policy shall contribute to attracting and retaining executives and motivate them to drive the success of the company. A key principle for Equinor's remuneration policy is moderation. The reward should be competitive, but not market-leading, and aligned with the markets that the company recruits from, maintaining an overall sustainable cost level. Equinor places a high focus on fostering alignment between the interests of its executive management and those of its owners and other stakeholders. Variable remuneration is aimed at driving performance in line with the company's strategy and securing long-term commitment and retention with the company.

The receipt of variable remuneration depends on individual and company performance and is subject to a holding period requirement for some elements. Performance-based variable remuneration has been capped in accordance with the relevant Norwegian state guidelines.

All KPIs and behaviour goals applicable for an executive are weighted equally when setting the individual bonus level. One of the common KPIs used to decide the annual variable pay (bonus) component of variable pay for all executives is "Upstream CO_2 intensity: <= 8 kg/boe".

In the behaviour part of the assessment there is a common goal to transform own organisation to deliver on our purpose and become a leading company in the energy transition.

Executive remuneration policy

The executive remuneration policy which was approved by the 2021 annual general meeting serves as the basis for the 2023 remuneration report. This policy can be found in an appendix to the 2023 remuneration report at equinor.com.

A revised policy was presented for a binding vote and approved at the annual general meeting in 2023. The approved policy came into effect on 1 January 2024 and is available on Equinor's website.


Northern Lights

Northern Lights

Risk management

Enterprise risk management (ERM) relates to managing uncertainties in order to deliver Equinor's purpose in line with our core values. Risk, which refers to both threats and opportunities, is assessed as part of strategy selection and managed through execution to deliver the strategic pillars and objectives throughout the company. The constantly changing internal and external business context means that risks can emerge and evolve quickly, underpinning the need for well-designed, adaptive and effective risk management approaches. The current most material enterprise risks and risk factors are described in section 5.2 Risk factors.

Equinor's ERM framework is integrated across all our business activities with a focus on creating value and avoiding unwanted incidents. We consider risks in shorter and longer-term perspectives, and across enduring risks, dynamic risks as well as more immature or emerging risk issues that can impact our business ambitions. Through BAC the BoD oversees the ERM framework and reviews its effectiveness.

The ERM approach enables risk-informed decisions and risk response in a way that supports delivering value in a sustainable frame. This means that we consider the overall value upside or downside of risks for Equinor, whilst ensuring we live up to our principles for avoiding safety, security, sustainability, human rights and business integrity incidents, such as accidents, fraud and corruption.

In general, risks are managed in the business line as an integral part of employee and manager tasks. The business areas and corporate functions regularly identify and evaluate risk using established procedures, assess the need for risk-adjusting actions, and review overall risk management performance. Some risks, such as oil and natural gas price risks and interest and currency risks, are managed at the corporate level to provide optimal solutions. A holistic corporate risk perspective is also applied in strategy development, portfolio prioritisation processes, and capital structure discussions. Throughout the year, the CEO and the Board Audit Committee maintain oversight of the risk management framework, processes, top enterprise risks and the overall risk picture. Areas of particular risk oversight currently include IT and cyber security, progress on net-zero, low-carbon value proposition, political and regulatory frameworks, human rights, and capacity and capability constraints.

Equinor's risk management process is based on ISO 31000 risk management and seeks to ensure that risks are identified, analysed, evaluated, and appropriately managed. A standardised risk process across Equinor supports consistency and efficiency that informs key decisions. Risk is integrated into the company's management information system (IT tool), where it is linked with Equinor's purpose, vision and strategy and associated strategic objectives and KPIs. This tool is used to capture risks, follow up risk-adjusting actions and related assurance activities, and supports a risk-based approach in the context of a three lines model.

Whilst our approach includes continuous improvement of risk management practices, Equinor has recognised a need to strengthen resilience to global uncertainty and volatility that affect our business. With support from the CEO, CFO and BAC, Equinor has initiated focused activities to strengthen a future-fit ERM framework. This includes further development of the corporate risk appetite framework supported by strengthened governance for executive follow-up of the top enterprise risks.

Equinor risk management can be broadly considered across the following enterprise impact areas. More detail on specific themes is provided in relevant material topics sections of this report.



Mongstad

Strategic and commercial risks

Equinor needs to navigate uncertainty and manage risk to deliver value, transition its portfolio, and remain financially robust through the changing energy context. Climate and other sustainability related factors influence many aspects of our strategy selection and execution. Global, regional and national political developments can change the operating environment and economic outcomes. Market conditions related to supply and demand, technological change, customer preferences and global economic conditions can significantly impact company financial performance. Our ability to deliver value from projects and operations can be impacted by factors related to partners, contractors, global supply chains as well as public stakeholders and regulatory frameworks. Digital and cyber threats are constantly evolving and can cause major disruption across our value chains.

Strategic and commercial risk factors

- Prices and markets
- Hydrocarbon resource base and renewable and low carbon opportunities
- Climate change and transition to a lower carbon economy
- International politics and geopolitical change
- Digital and cyber security
- Project delivery and operations
- Joint arrangements and contractors
- Competition and technological innovation
- Ownership and actions by the Norwegian State
- Policies and legislation
- Financial risks, liquidity and capital management
- Trading and commercial supply activities
- Workforce capabilities and organisational change
- Crisis management, business continuity and insurance coverage

Strategic and commercial risk management

Overall, Equinor manages risk through portfolio selection, robust financial framework, stress-testing and business planning, investment, and review processes. We take a long-term view of energy supply and demand, ensuring robustness of our oil and gas portfolio, developing and investing in low carbon businesses of the future whilst seeking to safeguard shareholder returns.

The company is exposed to oil and gas market price levels. Corporate hedges may be entered into to reduce the cash flow volatility generated from the price levels risk. Equinor has an insurance-based approach to this hedging, securing downside protection only while keeping the upside in price exposure open. For the trading business, derivatives risk is managed through Value at Risk and trader mandates, loss limitation systems and daily monitoring of trading profit and loss. Equinor's liquidity framework is based on a forward-looking risk management approach to assure that Equinor's strategic liquidity reserve will cover both expected and unexpected cash outflows over the subsequent six months, including a potential crisis event and significant collateral needs.

Risks related to low carbon solutions, climate change and transition to a lower carbon economy, workforce and organisation, cyber security, and actions by the Norwegian State are included within top enterprise risks and have direct follow-up at the executive level. Top enterprise risks are assessed in relation to risk appetite statements that represent the company's willingness to take on risk exposure. Actions to manage exposure are implemented and assessed based on their effectiveness. Risks are reviewed by both the first line (risk owner) and second line (Corporate risk) with regards to risk management and followed up by the CEC and the BoD.

We recognise the importance of ESG matters in our current and future business, and seek to be open around ESG matters related to our activities through recognised ESG reporting methodologies. To support portfolio resilience in multiple energy pathways, we have a financial framework in place addressing climate-related risks, we stress test our portfolio across different energy scenarios, and assess climate-related physical risks. Risks relating to policies and regulatory frameworks, international politics and geopolitical change, together with competition and technological innovation are regularly assessed, monitored and managed to improve outcomes for the company as part of the Equinor's risk update.

Risks related to projects and operations are managed at many levels, including through quality assurance processes (competence area reviews, e.g., facilities, safety and security, environment, commercial and country risk) within the investment phase, quality and risk management within the project execution risk phase, and continuous improvement programs in operations. Crisis management, business continuity and insurance coverage are included in the evaluation of actions to reduce the impact of unwanted incidents. Digital security and cyber security remain in high focus through a cyber security improvement programme to maintain and strengthen cyber security capability and reduce cyber risk.

Security, safety and environmental risks

We undertake business activities globally that expose Equinor to a wide range of factors that can impact the health and safety of people, the integrity of facilities, and nature. Our activities could be exposed to risk from the physical effects of climate change, and Equinor could be subject to hostile acts that cause harm and disrupt operations. Incidents may include release of health hazardous substances, fire, explosions, and environmental contamination.

Security, safety and environment risk factors

- Health, safety and environmental factors
- Security breaches

Security, safety and environment risk management

Ensuring low and tolerable levels of security, safety and environmental risks is a central aspect of our investment decisions and operations processes. We regularly assess our performance through indicators, reviews and assurance activities and, when needed, instigate improvements. In the current business context, we have a specific focus on top enterprise risks related to major accidents, security incidents and human rights breaches, as well as following up on aspects of our ambitions to net zero (under strategic and commercial risks). Mitigation of the major accident risk is through continued focus on our I am Safety Roadmap and rollout of major accident prevention training across the company. We continue to deepen understanding and potential mitigation of physical climate risk to our business activities. We consider latest scientific understanding and environmental data to inform risk management when planning and executing our projects. Risk exposure to human rights is addressed through a specific action plan that prioritises key actions to prevent forced labour in the supply chain and establish new working requirements for human rights due diligence. We maintain high focus on security risk management in light of the European security situation, and work to mitigate state actor threats through safeguarding physical security, including offshore and onshore facilities and pipelines, and to further develop the management of cyber security. Threats associated with third parties are consistently assessed and addressed as an integral part of cyber risk management. Cyber risk assessments and risk management services are delivered by internal experts. External assessors are engaged to benchmark security discipline maturity levels.

Compliance and control risks

Breaches of laws, regulations or guidelines or ethical misconduct can lead to public or regulatory responses that affect our reputation, operating results, shareholder value and continued licence to operate. Failure to control risks related to trading processes and transactions can result in fines and monetary losses and potentially affect Equinor's licence to trade.

Compliance and control risk factors

- Supervisions, regulatory reviews and reporting
- Business integrity and ethical misconduct

Compliance and control risk management

Equinor's Code of Conduct sets out our commitment and requirements for how we do business at Equinor. We train our employees on how to apply the Code of Conduct in their daily work and require annual confirmation that all employees understand and will comply with requirements. We require our suppliers to act in a way that is consistent with our Code of Conduct and engage with them to help them understand our ethical requirements and how we do business. Equinor operates a Compliance Programme with the aim to ensure that anti-bribery and corruption risks are identified, reported, and mitigated, and have a network of compliance officers who support the business areas globally.

2 Group performance



Our 2023 Performance 35
2.1 Financial performance 36
Strategic financial framework 38
Our market perspective 39
Group financial performance 41
Oil and gas reserves 50
2.2 Sustainability performance 55
Sustainability approach 56
Materiality assessment 59
Material topics' performance 60
Always safe 61
Safe and secure operations 62
Protecting nature 68
Respecting human rights 73
Workforce for the future 77
High value 84
Profitable portfolio 85
Energy provision and value creation for society 92
Integrity and anti-corruption 97
Low carbon 100
Net-zero pathway 101
2.3 Fuelling innovation 111

Our 2023 performance



2.1 Financial performance

We present our 2023 financial results, our strategies for capital and liquidity management, our future outlook and an update on our oil and gas reserves.



2.2 Sustainability performance

Gain insight into our sustainability performance, approach to sustainability and how we identify and assess our material topics.



2.3 Fuelling innovation

Learn about our research and innovation activities and the technological developments that can improve our performance and increase our competitiveness.



2.1 Financial performance

We delivered strong earnings and competitive capital distribution, while focusing on capital discipline and making solid progress on our ambitions.

We aim to deliver profitable growth towards 2035 and provide long-term shareholder value.

"We delivered solid operational performance and production growth, leading to strong financial results in 2023. Industrial progress on and development of our portfolios in oil and gas, renewables and low carbon solutions, position us for growth and transition forward.

Towards 2035 we aim to maintain high profitability while transforming, and deliver a stronger cash flow from a broader energy mix with lower emissions."

Torgrim Reitan, CFO


equinor

Strategic financial framework

Equinor's financial framework is underpinned by four principles that we believe will allow us to develop our company and drive capital discipline.

Value over volume

Value creation is a key priority for Equinor and is an integral part of how we steer our company. By being value driven, we expect to deliver a return on average capital employed* of above 15% from 2024 to 2030[2].

Robust to lower prices

Given the cyclical nature of our industry, we aim to remain robust to lower prices and continue to deliver value through the cycles. Our current portfolio is estimated to be net cash flow* neutral between 2024 and 2030 at around 55 USD/bbl[3]. Robustness is developed through a balanced portfolio composition in addition to low break-even prices on projects. Ensuring a base line of stable returns from the upstream business coupled with a targeted high value renewable and LCS portfolio we seek to create robustness through cycles and seasons. By remaining disciplined and utilising our flexible investment program, we aim to ensure resilience in a low-price scenario.

Robust capital structure

Ensuring a solid balance sheet and necessary financial flexibility is important to support a dynamic strategy through economic and market cycles. We also aim to maintain a credit rating within the single A category on a stand-alone basis as a key objective[4]. Equinor expects a long-term net debt to capital employed* ratio between 15-30% (20-35% including IFRS® Accounting Standards - IFRS 16 leases) to be consistent with this.

Energy transition plan

In line with Equinor's Energy transition plan, we are focusing on high-value growth in renewables and aim to invest over 30% of gross capex* to renewables and low carbon solutions by 2025, growing to over 50% by 2030, subject to the availability of robust projects. We also aim to reduce operated net scope 1+2 emissions by 50% by 2030 and reduce our net carbon intensity by 20% by 2030 and 40% by 2035[5].

Growing cash flows from operations

It is expected that this financial framework will enable Equinor to generate a strong cash flow from operations after taxes paid* (CFFO after taxes paid*). We aim to deliver a CFFO after taxes paid* of around USD 20 billion annually from oil and gas activities between 2024 and 2035 and around USD 3 billion from the renewables and low carbon solutions portfolio by 2030, growing to USD 6 billion by 2035[2, 6].

2) Based on reference case 75 USD/bbl scenario using USD/NOK exchange rate of 10 and price assumptions: Brent Blend 75 USD/bbl, Henry Hub 3.5 USD/mmbtu and European gas price 13 USD/mmbtu for 2024 and 2025, thereafter 9 USD/mmbtu. 3) Net cash flow* neutral before capital distribution, based on lower case 55 USD/bbl scenario (excluding 2023 tax lag) using USD/NOK exchange rate of 10 and price assumptions: Brent Blend 55 USD/bbl, Henry Hub 2.5 USD/mmbtu and European gas price 8 USD/mmbtu for 2024 and 2025, thereafter 6 USD/mmbtu. 4) Without uplift in rating due to state ownership. 5) See equinor.com for more details around Equinor's Energy transition plan. 6) Oil and gas activities defined as being from E&P Norway and/or E&P International including MMP (with the exception of LCS) and other group elements. Renewables and low carbon solutions portfolio defined as being from REN and LCS including relevant trading.

This cash flow will be allocated to create shareholder value, following three capital allocation priorities:

Stable oil and gas investments while growing investment to transition

By continuing to reinvest in our oil and gas activities towards 2035, in an attractive project portfolio with low break-even prices, we aim to build a strong foundation of profitable stability to keep the business steady as we transform. Capital will also continue to be allocated towards investing in our growing project portfolio within renewables and low-carbon solutions in line with our Energy transition plan.

Competitive, growing ordinary cash dividend through the cycles

Investing in high-value projects should enable Equinor to maintain a competitive capital distribution through the energy transition. Equinor has an ambition to grow the annual ordinary cash dividend through the cycles in line with long-term underlying earnings, at a minimum of 2 cents per share per year.

Share buy-backs as flexible tool for capital distribution

As part of our shareholder distribution programme, Equinor also buys back shares. The share buy-back programme is a flexible means of additional capital distribution, where the ambition is to maintain a minimum of USD 1.2 billion in annual share buy-backs in the longer term.

Our market perspective

At the start of 2023, the global economy wrestled with the interplay of recovery from the pandemic-induced downturn and geopolitical challenges. In particular, the war in Ukraine continued to distort energy market dynamics and global trade patterns, pushing upward prices that were already inflated in the aftermath of the pandemic.

As 2023 progressed, central banks responded to high inflation with tight monetary policy. In Europe, political attention was also focused on Ukraine's counter-offensive, which did not yield the anticipated gains and prompted a shift towards greater realism. With this backdrop, and in contrast to the cautious optimism for consumers and service industry worldwide, capital and energy-intensive industries faced headwinds. The industrial sector in the Eurozone was hit, and EU GDP growth decelerated to 0.5% year-on-year.

In October, Hamas' surprise terrorist attack on Israel triggered a new crisis in the Middle East - one that directly impacted global energy flows and raised the prospects of further escalation.

Despite these challenges global GDP surprised with an estimated growth of 2.7% in 2023, partially driven by economic resilience in the US, reflecting declining inflation, a robust labor market and strong private consumption.

While the outlook for 2024 indicates declining inflation rates and policy rate cuts, the global economy is expected to continue on a path of moderation. Geopolitical developments, as well as the trajectory of inflation and interest rates, will be key factors shaping global markets also in 2024.

Global oil prices

The oil market was quite balanced in 2023 with some oversupply in the first half and undersupply in the second half. The price for Dated Brent crude oil averaged 82.6 USD/bbl in 2023, with the second half of the year stronger than the first half. This marked a significant drop from an average price of 101 USD/bbl in 2022.

During the first half of 2023, Dated Brent crude prices fluctuated within the range of 72-88 USD/bbl. The EU and G7 sanctions on oil imports from Russia did not lead to major supply disruptions, and interest rate hikes among global central banks, as well as inflation and recession concerns, kept prices muffled.

By the second half of 2023, oil prices responded to the effects of the Opec+ oil production cuts. The Brent price reached its highest point for the year at 98 USD/bbl in September. Prospects for slower economic growth and oil demand and the higher-than-expected supply from non-Opec+ producers pushed prices down towards year-end. The Israel-Hamas conflict led to a short-lived price increase in October, but prices fell again as fears of supply disruptions eased.

Mid-December, concerns about shipping disruptions in the Red Sea due to attacks from Houthi rebels, lifted oil prices briefly. Brent averaged 78.2 USD/bbl in December 2023.



Global gas prices

European natural gas prices (TTF) decreased by 66% from the extraordinary levels in 2022 caused by the war in Ukraine, averaging 12.8 USD/MMBtu. The year was marked by a historical European gas storage surplus at the end of the winter with lower gas demand across Europe and North-East Asia. Several factors played a role, such as the mild winter weather, higher renewable and nuclear output, persistent end-user energy savings, sluggish industrial demand and slower than expected economic growth in China. New import terminals across Europe allowed for larger and better distribution of LNG volumes across the region. Russian gas volumes were further reduced by about 59% year-on-year. Long-term contracts returned to the horizon, with German players very active in signing several new contracts with US producers, Qatar and Norway, while other big players also moved to secure more LNG volumes from US and Qatar. The European joint gas purchases platform was launched in May with mixed feedback and limited market impact.

The US natural gas market in 2023 was uneventful, after the soar in prices in 2021/22 in response to the European energy crisis. Looking ahead, Henry Hub is expected to continue to play a crucial role in balancing both domestic and international demand, as the US solidifies its leading position in global LNG export. With rising awareness of climate change, energy affordability, and escalation of geopolitical tensions, US natural gas will remain an important topic in the global energy discussions.

Global LNG spot prices were volatile in 2023, with the Asian LNG price (JKM) averaging 13.8 USD/MMBtu, down from 34 USD/MMBtu in 2022. The lower price was driven by lower demand in Europe and Asia compared to 2022 and the high storage levels amid healthy supply in both regions. The volatility in prices was due to the structural market tightness related to the extended maintenance in Norway in September, the Australian LNG workers strikes in October, and the ongoing conflict in the Middle East since October. Although 30 bcm lower than 2022, a relatively high global LNG contracting activity continued in 2023, with long-term supply agreements (10+ years) reaching 100 bcm.

European electricity and CO_2 prices

Compared to the extraordinary levels seen in 2022, power prices in major West European markets (UK, France, Germany, Belgium, Netherlands, Spain, and Italy) decreased by 60% to 101 EUR/MWh as the market was able to cope with the lack of Russian gas into the system. In addition, the high price environment kept pushing European demand downwards (-3.1% vs 2022, -6.5% vs 2017-21). More precipitation in North-west Europe, the improvement of French nuclear availability and a strong increase in wind and solar capacity additions led to a substantial decrease in coal and gas generation in 2023.

The EU ETS followed a volatile downwards price trend from its 100 EUR/t historical peak back in February, ending the year at 69 EUR/t. ETS was driven by low emissions in power and industry and an influx of frontloaded allowances as part of REPowerEU regulations.



From a policy perspective, there were three main legislative efforts in Europe to be highlighted:

(1) the EU Commission (EC) announced its proposal on electricity market design in March as a response to the high price environment resulting from the European energy security situation. The key focus of the proposal is on consumer protection, improving market transparency and security of supply.

(2) In late October the EC presented the "European Wind Power Action Plan" which aims at accelerating wind deployment through increased predictability and faster permitting, and the creation of a European wind supply chain.

(3) In the UK, after the disappointing Contract for Difference auction results, the government announced additional funds and slight changes to the subsidy allocation mechanism with the aim of attracting more applications for the upcoming auctions.

Group financial performance

Solid production increases in 2023 were delivered, securing a strong financial performance despite the impact of lower commodity prices relative to 2022.

Strong sustained production levels from Johan Sverdrup on the NCS, including phase 2 which came onstream in December 2022, contributed substantially to the increased production. Internationally, Peregrino in Brazil and a strong performance from the US offshore assets supported production growth, which was also buoyed relative to 2022 with new volumes from Buzzard in the UK following the Suncor Energy UK Limited acquisition and the ramp-up of partner-operated Vito in the US.

Operational challenges, turnarounds, and extended maintenance activities, particularly affecting NCS gas assets contributed to the decline in gas production year-on-year and partially offset the total production increases.

Equinor's prior year divestments in Martin Linge and Ekofisk also partially offset production levels compared to the prior year.

Power generation from the Brazilian acquisition, Rio Energy in 2023 and Triton Power in the UK acquired in the second half of 2022, contributed well to Equinor's power generation in 2023. These additions coupled with continued maturation of both onshore and offshore projects within the Renewable portfolio resulted in an increase in power generation compared to the prior year.

Results

Condensed income statement	**For the year ended 31 December**		
(in USD million)	**2023**	**2022**	**Change**
Revenues	**106,848**	149,004	(28%)
Net income/(loss) from equity accounted investments	**(1)**	620	N/A
Other income	**327**	1,182	(72%)
Total revenues and other income	**107,174**	150,806	(29%)
Purchases [net of inventory variation]	**(48,175)**	(53,806)	(10%)
Operating, selling, general and administrative expenses	**(11,800)**	(10,593)	11%
Depreciation, amortisation and net impairments	**(10,634)**	(6,391)	66%
Exploration expenses	**(795)**	(1,205)	(34%)
Net operating income/(loss)	**35,770**	78,811	(55%)
Net financial items	**2,114**	(207)	N/A
Income/(loss) before tax	**37,884**	78,604	(52%)
Income tax	**(25,980)**	(49,861)	(48%)
Net income/(loss)	**11,904**	28,744	(59%)

Solid production increases combined with high realised prices drove strong revenue and results for 2023. Realised commodity prices, particularly gas, were markedly reduced from the elevated levels in 2022, and as such more than offset the production increase, resulting in a decline in revenue relative to the prior year.

In contrast to the extraordinary market conditions in the prior year, a reduction in gas market volatility and declined geographical spreads limited favourable opportunities to capture value within Gas and Power trading compared to 2022. However, Crude, product and liquid results in MMP were strong for 2023, effectively capturing financial and physical market opportunities in addition to optimisation of the shipping portfolio, contributing well to total results.

The additions to production capacity throughout the year and resulting increased production, coupled with prevailing inflationary pressures drove an increase in operating, selling, general and administrative expenses compared to 2022 levels. In contrast, a reduction in energy prices from 2022 contributed to a reduction in transportation tariffs relative to the prior year partially offsetting the increase. The overall growth in operating expenditure was partially masked by the strengthening of the USD against the NOK.

Depreciation, amortisation and net impairments increased by 66% in 2023, impacted significantly by net impairments totaling USD 1,260 million in the year. This included the recognition of an impairment to our offshore wind project on the US North East Coast following rejection of petitions related to offtake agreements, and the planned exit from Azerbaijan announced at the end of the year. The prior year in contrast included net impairment reversals of USD 2,487 million mainly due to updated estimates of value in use of property, plant and equipment impacted by internal forecasts on cost, production profiles and commodity prices, partially offset by the impairment recognised in relation to the exit from Russia. For more information, see note 14 Impairments to the Consolidated financial statements.

The positive trend in net financial items from a loss in 2022 to income of USD 2,114 million in 2023 is driven by an increase in interest income from liquidity management reflecting the upward movement of interest rates over the year. There was, however, a decrease in long-term interest rates resulting in a gain on derivative financial instruments in the year, also contributing to the year-on-year movement.

Income taxes decreased from USD 49,861 million in 2022 to USD 25,980 million in 2023. This is equivalent to a positive tax rate of 68.6% for 2023, an increase of 5.2 percentage points compared to 63.4% in 2022. The tax rate in 2022 was impacted by the recognition of a deferred tax asset in the US of USD 2.7 billion.

A successful net income result of USD 11,904 million was recorded for 2023. While this is a significant reduction from the extraordinary year of 2022, it is a historically high result for Equinor driven by a solid production delivery.

Capital management and distribution

Equinor's ambition is to grow the annual cash dividend in line with long-term underlying earnings, in addition to buying back shares.

When deciding the interim dividends and recommending the total annual dividend level, the BoD takes into consideration a range of factors, including the macro environment, expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. Dividends are declared in USD. For further details on Equinor's dividend policy see the Board statement on corporate governance at Equinor.com/reports.

As part of our distribution of capital to shareholders, Equinor also buys back shares. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme are cancelled. According to a separate agreement between Equinor and the Norwegian State, a proportionate share of the Norwegian State's shares will be redeemed and annulled at the annual general meeting, ensuring that the State's ownership interest in Equinor remains unchanged at 67%. Execution of share buy-backs after the 2024 annual general meeting is subject to a renewed authorisation, including renewal of the agreement with the Norwegian State. Share buy-backs will be executed within applicable safe harbour provisions.



Gullfaks C

Capital distribution

The strong financial performance in 2023 allowed Equinor to distribute a total of USD 3,686 million in ordinary dividends in the year and USD 6,347 million in extraordinary dividends (2022: 2,814 million annual ordinary dividends and USD 6,247 million extraordinary dividends).

per share (in USD)	2023					2022				
	Q1	Q2	Q3	Q4	Sum	Q1	Q2	Q3	Q4	Sum
Ordinary dividend	0.30	0.30	0.30	0.35	**1.25**	0.20	0.20	0.20	0.30	0.90
Extraordinary dividend	0.60	0.60	0.60	0.35	**2.15**	0.20	0.50	0.70	0.60	2.00
Sum	0.90	0.90	0.90	0.70	**3.40**	0.40	0.70	0.90	0.90	2.90

For the fourth quarter of the year, the BoD proposes to the annual general meeting a cash dividend of USD 0.35 per share, and an extraordinary quarterly dividend of USD 0.35 per share. Considering the proposed dividend, USD 1,649 million will be allocated to retained earnings in the parent company.

For 2023, Equinor initiated a USD 6,000 million share buy-back programme. The 2023 share buy-back programme started with the first tranche in February 2023 and ended with the fourth tranche, which was completed in January 2024. The Norwegian State share related to the second, third and fourth tranches of the 2023 share buy-back programme and the first tranche of the 2024 share buy-back programme, amounting to USD 4,154 million, will be redeemed in 2024. Redemption is subject to approval in the annual general meeting in May 2024.

For further information see note 20 Shareholders' equity, capital distribution and earnings per share to the Consolidated financial statements.

Statfjord B

Review of cash flows

Consolidated statement of cash flows

	Full year	
(in USD million)	**2023**	**2022**
Cash flows provided by operating activities	**24,701**	35,136
Cash flows used in investing activities	**(12,409)**	(15,863)
Cash flows provided by/(used in) financing activities	**(18,142)**	(15,414)
Net increase/(decrease) in cash and cash equivalents	**(5,850)**	3,860

Strong financial results from the business during 2023, driven by a solid operational performance, generated cash flow provided by operating activities before taxes paid and working capital items of USD 48,016 million. The downward movement in commodity prices drove the decrease of USD 35,592 million from the prior year.

Taxes paid of USD 28,276 million in the year have reduced from the prior year outflow of USD 43,856 million. The payments primarily consist of Norwegian corporation tax instalments paid for income relating to six months of the prior year and six months of 2023. The reduction in payments compared to the same period in the prior year reflects the relatively lower pricing environment of 2023.

A working capital decrease of USD 4,960 million, related to reduced price realisation, positively impacted cash flow in 2023, compared to an increase of USD 4,616 million in 2022.

An increase in cash used in business combinations and a significant increase in shareholder distribution paid, from USD 8,695 million in 2022 to USD 16,495 million in 2023, further contributed to an overall cash outflow of USD 5,850 million in the year, down from an inflow of USD 3,860 million in 2022.



19.7

USD BILLION

Cash flow from operations after taxes paid*

Delivery of a solid operational performance, with growth in production year-on-year, contributed to a strong CFFO* of USD 19.7 billion in 2023 (2022: USD 39.8 billion).

Although subdued compared to 2022, the effect of high commodity prices coupled with production increases drove this strong result in the year. The pattern of payments for Norwegian corporation tax instalments impacted the CFFO*, with USD 15.5 billion of the total NCS tax payments in the year (USD 27.0 billion) relating to the extraordinary 2022 year.

Gullfaks A

Debt and liquidity management

Debt and credit rating
Equinor generally seeks to establish financing at the corporate (top company) level. Loans or equity are then extended to subsidiaries to fund their capital requirements. Project financing may be used for risk mitigation, access to projects and to facilitate for farm down. The aim is to always have access to a variety of funding sources across different markets and instruments, as well as maintain relationships with a core group of international banks that provide a wide range of banking services.

Our credit rating target is within the single A category on a stand-alone basis. This rating ensures access to relevant capital markets at favourable terms and conditions.

The Group's borrowing needs are usually covered through the issuance of short-, medium- and long-term securities, including utilisation of a US Commercial Paper Programme (programme limit USD 5.0 billion) and issuances under a Shelf Registration Statement filed with the SEC in the US and a Euro Medium-Term Note (EMTN) Programme (programme limit EUR 20 billion) listed on the London Stock Exchange. In addition, Equinor has a multicurrency revolving credit facility of USD 6 billion, including a USD 3 billion swing line (same day value) option. The credit facility is used as a backstop for the group's US Commercial Paper Programme and has a sustainability linked financing element included in the loan agreement related to Equinor's CO_2 upstream intensity target. Equinor believes that given its current liquidity reserves, including the committed revolving credit facility of USD 6 billion and its access to global capital markets, Equinor will have sufficient funds available to meet its liquidity and working capital requirements.


Maturity profile of bonds issued
USD billion
8
7
6
5
4
3
2
1
0
2024-2026
2027-2030
2031-2040
2041-2050
USD
EUR
GBP
NOK

Equinor did not issue any new bonds in 2023 and 2022. The redemption profile of previously issued bonds by currency denomination is shown above. This includes bonds issued in the US and European bond markets. All the bonds are unconditionally guaranteed by Equinor Energy AS. The long-term debt portfolio is partially swapped to floating USD interest rate. Equinor manages its interest rate exposure on its bond debt based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest rate exposure may vary from time to time. After the effect of currency swaps, the major part of Equinor's borrowings is in USD.

The management of financial assets and liabilities takes into consideration funding sources, the maturity profile of long-term debt, interest rate risk, currency risk and available liquid assets. In addition, interest rate derivatives, primarily interest rate swaps, are used to manage the interest rate risk of the long-term debt portfolio.

As of 31 December 2023, Equinor had a long-term credit rating of Aa2 (Moody's Investors Service) and AA- (Standard & Poor's Global Ratings), including an uplift due to state ownership (two notches from Moody's Investors Service and one notch from Standard & Poor's Global Ratings compared to their respective stand-alone credit rating assessments of Equinor). This rating is well above our rating target and ensures sufficient predictability when it comes to funding access at attractive terms and conditions.

Liquidity management
Equinor diversifies its cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or any single country. As of 31 December 2023, approximately 39% of Equinor's liquid assets were held in NOK-denominated assets, 35% in EUR, 15% in USD, 7% in SEK, 3% in AUD and 1% in GBP before the effect of currency swaps and forward contracts. Approximately 53% of Equinor's liquid assets were held in time deposits, 23% in treasury bills and commercial papers, 14% in corporate bonds, 5% in money market funds and 1% in current accounts.

As of 31 December 2023, approximately 4% of Equinor's liquid assets were classified as restricted cash and cash equivalents (including collateral deposits).

Balance sheet and financial indicators

Non-current assets

The sum of equity-accounted investments and non-current segment assets was USD 67,038 million for the year ending 31 December 2023, compared to USD 64,414 million for the year ending 31 December 2022. Acquisitions, including the Suncor Energy UK Limited transaction and the renewable companies BeGreen and Rio Energy, are the primary contributors to this increase relative to the prior year. Additions to PP&E also increased, however this was partially offset by impairments booked in the year.

Financial indicators

	For the year ended 31 December	
(in USD million)	2023	2022
Gross interest-bearing debt [1]	**31,796**	32,168
Net interest-bearing debt before adjustments	**(7,069)**	(13,288)
Net debt to capital employed ratio* [2]	**(17.1%)**	(32.6%)
Net debt to capital employed ratio adjusted, including lease liabilities* [3]	**(11.6%)**	(14.3%)
Net debt to capital employed ratio adjusted* [3]	**(21.6%)**	(23.9%)
Cash and cash equivalents	**9,641**	15,579
Current financial investments	**29,224**	29,876

1) Defined as non-current and current finance debt.
2) As calculated based on IFRS Accounting Standards balances. Net debt to capital employed ratio* is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and current financial investments. Capital employed is net debt, shareholders' equity and minority interest.
3) In order to calculate the net debt to capital employed ratio* adjusted, Equinor makes adjustments to capital employed as it would be reported under IFRS Accounting Standards. The following adjustment is made in calculating the net debt to capital employed adjusted*, including lease liabilities ratio* and the net debt to capital employed adjusted ratio*: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor is trading and presented as restricted cash and cash equivalents. Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. This adjustment results in a higher net debt figure and in Equinor's view provides a more prudent measure of the net debt to capital employed ratio* than would be the case without such exclusions.

Gross interest-bearing debt

Gross interest-bearing debt was USD 31.8 billion and USD 32.2 billion at 31 December 2023 and 2022, respectively. The USD 0.4 billion net decrease from 2022 to 2023 was due to the decline in finance debt and lease liabilities. Current finance debt and lease liabilities increased by USD 1.7 billion, mainly due to an increase in the utilisation of the US Commercial Paper programme. Non-current finance debt decreased by USD 2.0 billion due to reclassification of non-current debt to current debt and currency effects. The weighted average annual interest rate on finance debt was 3.41% and 3.29% at 31 December 2023 and 2022, respectively. Equinor's weighted average maturity on finance debt was nine years at 31 December 2023 and nine years at 31 December 2022.

Net interest-bearing debt

Net interest-bearing debt before adjustments was negative USD 7.1 billion and negative USD 13.3 billion at 31 December 2023 and 2022, respectively. The decrease of USD 6.2 billion from 2022 to 2023 was mainly related to a decrease in cash and cash equivalents of USD 5.9 billion, a USD 0.7 billion decrease in current financial investments and a decrease in gross interest-bearing debt of USD 0.4 billion.

The net debt to capital employed ratio*

The net debt to capital employed ratio* before adjustments was negative 17.1% and negative 32.6% in 2023 and 2022, respectively.

The net debt to capital employed ratio adjusted* was negative 21.6% and negative 23.9% in 2023 and 2022, respectively.

The 15.5 percentage point increase in net debt to capital employed ratio* before adjustments from 2022 to 2023 was mainly related to the reduction of net interest-bearing debt of USD 6.2 billion.

The 2.3 percentage points increase in net debt to capital employed ratio adjusted* from 2022 to 2023 was related to the decline in net interest-bearing debt adjusted of USD 1.8 billion and a decrease in capital employed adjusted* of USD 3.7 billion.

Return on average capital employed (ROACE)*

The return on average capital employed (ROACE)* was 24.9% in 2023, compared to 55.1% in 2022. The change from 2022 was mainly due to the decrease in adjusted earnings* after tax.

Cash, cash equivalents and current financial investments

Cash and cash equivalents were USD 9.6 billion and USD 15.6 billion at 31 December 2023 and 2022, respectively. See note 19 Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash and cash equivalents. Current financial investments, which are part of Equinor's liquidity management, amounted to USD 29.2 billion and USD 29.9 billion at 31 December 2023 and 2022, respectively.

Relative TSR
Equinor performs an assessment of performance against a peer group of 11 European and U.S. companies by relative Total Shareholder Return (TSR). TSR is the sum of a share's price growth and dividends for the same period, divided by the share price at the beginning of the period and is provided by a third-party service provider.

The chart below shows TSR for 2023. Equinor is number eight with a TSR of -0.2% (measured in USD).


Total shareholder return* in %
(1 Jan 2023 - 31 Dec 2023)
27
21
14
14
8
3
2
0
-3
-6
-14
-38
1
2
3
4
5
6
7
8
9
10
11
12
Equinor

2023 was a relatively strong year for global equity markets, but not specifically strong for oil and gas equities. Other sectors had experienced difficulties over the last years, not least due to covid and its aftermath, while energy companies had seen high profits in 2022 when energy prices surged after the Russian invasion of Ukraine. There was a certain rebalance in 2023 as it became clear that energy prices were drifting back to more normal levels. In the European gas market in 2023, gas prices were much below the abnormal prices experienced in the year before, with the full gas storage and mild winter, which had an impact on Equinor.

The graph below shows the relative performance of Equinor over five years from 2019 until 2023. Over this period, Equinor ranks number 2 with a TSR of 102%.


Total shareholder return* in %
(1 Jan 2019 - 31 Dec 2023)
123
102
89
75
71
61
49
40
24
19
17
-10
1
2
3
4
5
6
7
8
9
10
11
12
Equinor

Equinor's peer group consists of the following companies:

Aker BP, BP, Chevron, ConocoPhillips, Eni, ExxonMobil, Galp, Repsol, Shell, TotalEnergies and Ørsted.

Continued operation
In accordance with §3-3a of the Norwegian Accounting Act, the BoD confirms that the going concern assumption on which the financial statements were prepared is appropriate.

Group outlook

- **Organic capital expenditures*** are estimated at around USD 13 billion for 2024[7].
- **Oil & gas production** for 2024 is estimated to be stable compared to the 2023 level.
- **Renewable power generation** for 2024 is estimated to double compared to the 2023 level.
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 60 mboe per day for the full year of 2024.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section 5.8 Forward-looking statements in the report.


Serra da Babilonia 1

7) USD/NOK exchange rate assumption of 10.

Operational data

For the year ended 31 December	2023	2022	2021	23-22 change	22-21 change
Prices					
Average Brent oil price (USD/bbl)	**82.6**	**101.2**	**70.7**	(18%)	43%
E&P Norway average liquids price (USD/bbl)	**78.6**	**97.5**	**67.6**	(19%)	44%
E&P International average liquids price (USD/bbl)	**72.6**	**92.0**	**67.6**	(21%)	36%
E&P USA average liquids price (USD/bbl)	**64.4**	**81.0**	**58.3**	(20%)	39%
Group average liquids price (USD/bbl)	**75.0**	**94.1**	**66.3**	(20%)	42%
Group average liquids price (NOK/bbl)	**792**	**906**	**570**	(12%)	59%
E&P Norway average internal gas price (USD/mmbtu)	**12.20**	**31.22**	**14.43**	(61%)	>100%
E&P USA average internal gas price (USD/mmbtu)	**1.77**	**5.55**	**2.89**	(68%)	92%
Realised piped gas price Europe (USD/mmbtu)[1]	**13.86**	**32.84**	**14.97**	(58%)	>100%
Realised gas price US (USD/mmbtu)	**2.09**	**5.89**	**3.22**	(65%)	83%
Refining reference margin (USD/bbl)	**10.2**	**14.5**	**4.0**	(30%)	>100%
Entitlement production (mboe per day)					
E&P Norway entitlement liquids production	**645**	**605**	**643**	7%	(6%)
E&P International entitlement liquids production	**240**	**203**	**207**	18%	(2%)
E&P USA entitlement liquids production	**145**	**114**	**128**	27%	(11%)
Group entitlement liquids production	**1,030**	**922**	**978**	12%	(6%)
E&P Norway entitlement gas production	**729**	**782**	**721**	(7%)	8%
E&P International entitlement gas production	**26**	**32**	**40**	(18%)	(19%)
E&P USA entitlement gas production	**168**	**165**	**193**	2%	(14%)
Group entitlement gas production	**924**	**980**	**954**	(6%)	3%
Total entitlement liquids and gas production	**1,954**	**1,901**	**1,931**	3%	(2%)

For the year ended 31 December	2023	2022	2021	23-22 change	22-21 change
Equity production (mboe per day)					
E&P Norway equity liquids production	**645**	**605**	**643**	7%	(6%)
E&P International equity liquids production	**304**	**281**	**291**	8%	(4%)
E&P USA equity liquids production	**162**	**127**	**142**	28%	(11%)
Group equity liquids production	**1,112**	**1,013**	**1,076**	10%	(6%)
E&P Norway equity gas production	**729**	**782**	**721**	(7%)	8%
E&P International equity gas production	**41**	**47**	**51**	(13%)	(7%)
E&P USA equity gas production	**200**	**197**	**231**	2%	(15%)
Group equity gas production	**970**	**1,026**	**1,003**	(5%)	2%
Total equity liquids and gas production	**2,082**	**2,039**	**2,079**	2%	(2%)
Liftings (mboe per day)					
Liquids liftings	**1,048**	**914**	**980**	15%	(7%)
Gas liftings	**956**	**1,009**	**989**	(5%)	2%
Total liquids and gas liftings	**2,003**	**1,923**	**1,969**	4%	(2%)
Production cost (USD/boe)					
Production cost entitlement volumes	**6.6**	**6.5**	**5.8**	1%	12%
Production cost equity volumes	**6.2**	**6.1**	**5.4**	2%	13%
Power generation					
Total power generation (GWh) Equinor share	**4,235**	**2661**	**1562**	59%	70%
Renewable power generation (GWh) Equinor share[2]	**1,937**	**1649**	**1562**	17%	6%

1) Restated. Restatement due to a change in definition of the price marker for realised gas price and improved methodology for calculating liquids sales volumes. For more information, see section 5.7 Other definitions and abbreviations.
2) Includes Hywind Tampen renewable power generation.

Sales Volumes	For the year ended 31 December		
	2023	2022	2021
Equinor[1]			
Liquids sale (mmbbl)[2]	**421**	375	380
Natural gas (bcm)	**55.5**	58.6	57.4
Combined liquids and gas (mmboe)	**770**	744	741
Third-party volumes[3]			
Liquids sale (mmbbl)[2]	**413**	314	305
Natural gas (bcm)	**5.7**	7.2	7.0
Combined liquids and gas (mmboe)	**450**	359	350
SDFI assets owned by the Norwegian State[4]			
Liquids sale (mmbbl)[2]	**146**	146	153
Natural gas (bcm)	**38.9**	42.9	41.7
Combined liquids and gas (mmboe)	**391**	416	416
Total			
Liquids sale (mmbbl)[2]	**980**	835	839
Natural gas (bcm)	**100.1**	108.7	106.2
Combined liquids and gas (mmboe)	**1,610**	1,519	1,507

1) The Equinor volumes included in the table above include volumes sold by MMP, E&P international and E&P USA. Volumes lifted by E&P Norway, E&P International or E&P USA and still in inventory or in transit may cause these volumes to differ from the sales volumes reported elsewhere in this report by MMP. 2) Sales volumes of liquids include NGL, condensate and refined products. All sales volumes reported in the table above include internal deliveries to our manufacturing facilities. Restated, for more information, see section 5.7 Other definitions and abbreviations. 3) Third-party volumes of crude oil include both volumes purchased from partners in our upstream operations and other cargos purchased in the market. The third-party volumes are purchased either for sale to third parties or for our own use. Third party volumes of natural gas include third-party LNG volumes. 4) The line item SDFI assets owned by the Norwegian State includes sales of both equity production and third-party.

Sales volumes

Sales volumes include lifted entitlement volumes, the sale of SDFI volumes and the marketing of third-party volumes. In addition to Equinor´s own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State's share in production licences. This is known as the State's Direct Financial Interest or SDFI. For additional information, see report Board statement on corporate governance, and note 7 Total revenues and other income to the Consolidated financial statements.

The table on the left shows the SDFI and Equinor sales volume information on crude oil and natural gas for the periods indicated.

Sales prices

The following table presents realised sales prices.

Realised sales prices	Norway	Eurasia excluding Norway	Africa	Americas
Year ended 31 December 2023				
Average sales price oil and condensate in USD per bbl	82.4	77.1	79.9	72.2
Average sales price NGL in USD per bbl	48.8	NA	43.7	20.4
Average sales price natural gas in USD per MMBtu	13.9	14.6	8.2	2.1
Year ended 31 December 2022				
Average sales price oil and condensate in USD per bbl	102.0	89.7	100.9	90.0
Average sales price NGL in USD per bbl	64.2	NA	59.7	34.9
Average sales price natural gas in USD per MMBtu	32.8[1]	25.8	8.4	5.9
Year ended 31 December 2021				
Average sales price oil and condensate in USD per bbl	70.0	67.0	71.0	65.7
Average sales price NGL in USD per bbl	52.5	51.8	48.9	29.5
Average sales price natural gas in USD per MMBtu	15.0[1]	15.4	6.9	3.2

1) Restated. Restatement due to a change in definition of the price marker for realised gas price. For more information, see section 5.7 Other definitions and abbreviations.

Oil and gas reserves

Proved oil and gas reserves

Proved oil and gas reserves were estimated to be 5,214[8] million boe at year end 2023, compared to 5,191 million boe at the end of 2022.


Proved reserves
(in million boe)
6000
5000
4000
3000
2000
1000
0
2021
2022
2023
Proved undeveloped reserves
Proved developed reserves

Changes in proved reserves estimates are most commonly the result of revisions of estimates due to observed production performance or changes in prices or costs, extensions of proved areas through drilling activities or the inclusion of proved reserves in new discoveries through the sanctioning of new development projects. These changes are the result of continuous business processes and can be expected to continue to affect proved reserves estimates in the future.

Proved reserves can also be added or subtracted through purchases and sales of reserves-in-place or factors outside management control.

Changes in product prices can affect the quantities of oil and gas that can be recovered from the accumulations. Higher oil and gas prices will normally allow more oil and gas to be recovered, while lower prices will normally result in reduced recovery. However, for fields with production sharing agreements (PSA), higher prices may result in reduced entitlement to produced volumes and lower prices may result in increased entitlement to produced volumes. These described changes are included in the revisions and improved recovery category in the tables that follow in this report.

The principles for booking proved gas reserves are limited to contracted gas sales or gas with access to a robust gas market.

Equinor prepares its disclosures for oil and gas reserves and certain other supplemental oil and gas disclosures by geographical area, as required by the SEC. The geographical areas are defined by country and continent. In 2023 these are Norway, Eurasia excluding Norway, Africa, the USA and the Americas excluding USA.

In Norway and other countries where there is a reasonable certainty that the authorities will approve the plan for development and operation (PDO), Equinor recognises reserves as proved undeveloped reserves when the PDO is submitted to the authorities. Otherwise, reserves are generally booked as proved undeveloped reserves when regulatory approval is received, or when such approval is imminent. Undrilled well locations in onshore assets in the USA are generally booked as proved undeveloped reserves when a development plan has been adopted and the well locations are scheduled to be drilled within five years.


Distribution of proved reserves
14%
3%
14%
4%
64%
Norway
USA
Americas excluding USA
Africa
Eurasia excluding Norway8

Approximately 83% of Equinor's proved reserves are located in countries that are members of the Organisation of Economic Co-Operation and Development (OECD). Norway is by far the most important contributor in this category, followed by the USA. Of Equinor's total proved reserves, 5% are related to PSAs in non-OECD countries such as Angola, Brazil, Azerbaijan, Algeria, Libya and Nigeria. Other proved non-OECD reserves are related to concession fields in Brazil and Argentina, representing together 12% of Equinor's total proved reserves.

Changes in proved reserves

The total volume of proved reserves increased by 23 million boe in 2023.


Changes in proved reserves
(in million boe)
5,191
232
507
31
(35)
(711)
5,214
2022
Revisions & IOR
Extensions & discoveries
Purchases
Sales
Production
2023

8) Volumes related to the planned exit from Azerbaijan are included in the proved oil and gas reserves at year end 2023.

Revisions and improved recovery

Revisions of previously booked reserves, including the effect of improved recovery, increased the proved reserves by net 232 million boe in 2023. The increase is the result of 366 million boe in positive revisions and increased recovery, partially offset by 135 million boe in negative revisions. Many producing assets had positive revisions due to better performance, new drilling targets and improved recovery measures, as well as reduced uncertainty due to further drilling and production experience. Increased entitlement volumes from several fields with PSAs added to the positive revisions. The negative revisions were mainly related to unforeseen events and operational challenges resulting in reduced production potential on some assets. The negative revisions also included a direct effect of lower commodity prices, decreasing the proved reserves by approximately 17 million boe through decreased economic lifetime on several assets.

Extensions and discoveries

A total of 507 million boe of new proved reserves were added through extensions and discoveries. The Raia field in Brazil, the Rosebank field in the United Kingdom (UK) and the Sparta field in the USA are the main contributors in this category and are included in the proved reserves for the first time this year. In addition, this category includes extension of the proved area through continuous drilling of new wells in previously undrilled areas in the Appalachian basin assets in the USA and in Argentina.

Purchases and sales of reserves-in-place

A total of 31 million boe of proved reserves were added through the purchase of Suncor Energy UK Limited in 2023 which included a working interest in the producing Buzzard field.

A total of 35 million boe of sales of reserves-in-place in 2023 are related to the sale of a 28% working interest in the Statfjord area on the Norwegian continental shelf (NCS) and the sale of our interests in the Corrib field in Ireland.

In the fourth quarter of 2023, Equinor entered into an agreement to divest our interests in the Azeri-Chirag-Gunashli (ACG) field in Azerbaijan. Closing is subject to regulatory and contractual approvals and is expected to take place in mid 2024. The sale will result in an estimated reduction in proved reserves of approximately 45 million boe.

Production

The 2023 entitlement production was 711 million boe, compared to 695 million boe in 2022. The increase was mainly due to ramp up to plateau production at the Johan Sverdrup field in Norway and the Peregrino field in Brazil.

Development of reserves

In 2023, 325 million boe were matured from proved undeveloped to proved developed reserves mainly due to continued drilling in major offshore assets, Johan Sverdrup being the largest contributor, and in the Appalachian basin in the USA. The production start of Vito in the USA in addition to Breidablikk and Bauge in Norway added to the maturation of proved undeveloped reserves. The positive revision and improved recovery of proved undeveloped reserves of 90 million boe is related to large offshore fields in Norway such as the Oseberg area, Visund, Johan Sverdrup and Snorre due to continued high activity level and planned future infill wells. Finally, 475 million boe was added to proved undeveloped reserves through extensions and discoveries. The largest additions in this category are related to the sanctions of Raia in Brazil, Rosebank in the UK and Sparta in the USA, in addition to further development in the Appalachian basin.

Proved developed and undeveloped reserves

At 31 December 2023	Oil and condensate (mmboe)	NGL (mmboe)	Natural gas (mmmcf)	Total oil and gas (mmboe)
Developed				
Norway	720	124	9,131	**2,470**
Eurasia excluding Norway	57	1	16	**61**
Africa	107	7	70	**126**
USA	201	51	1,859	**583**
Americas excluding USA	211	-	42	**219**
Total proved developed reserves	1,296	182	11,118	**3,459**
Undeveloped				
Norway	426	57	2,175	**871**
Eurasia excluding Norway	156	2	55	**168**
Africa	16	1	4	**18**
USA	79	10	408	**162**
Americas excluding USA	410	-	710	**537**
Total proved undeveloped reserves	1,089	69	3,353	**1,755**
Total proved reserves	2,384	251	14,471	**5,214**

As of 31 December 2023, the total proved undeveloped reserves amounted to 1,755 million boe, close to 50% of which are related to fields in Norway. The Oseberg area, Snøhvit and Johan Sverdrup fields, which have continuous development activities, together with fields not yet in production, such as Johan Castberg, Munin and Ormen Lange Phase 3, have the largest proved undeveloped reserves in Norway. The largest assets with proved undeveloped reserves outside Norway, are Raia, Bacalhau, Peregrino and Roncador in Brazil, Rosebank and Mariner in the UK, Sparta and the Appalachian basin in the USA, and ACG in Azerbaijan. All these assets are either currently in the production phase or will start production within the next five years.

For assets with proved reserves where production has not yet started, investment decisions have already been sanctioned and investments in infrastructure and facilities have commenced. There are no material development projects, that would require a separate future investment decision by management, included in our proved reserves estimates. Some offshore development activities will take place more than five years from the disclosure date on many assets, but these are mainly related to incremental type of spending, such as drilling of additional wells from existing facilities, in order to secure continued production.

For projects under development, the Covid-19 pandemic impacted the progress due to personnel limitations on offshore as well as onshore facilities and yards. The pandemic has delayed production start at the Johan Castberg field in Norway. The field was originally planned to start production in 2022, four years after the field development was sanctioned, but the start-up is delayed to the fourth quarter of 2024.

For our onshore assets, all proved undeveloped reserves are limited to wells that are scheduled to be drilled within five years.

In 2023, Equinor incurred USD 8.1 billion in development costs relating to assets carrying proved reserves, of which USD 6.7 billion was related to proved undeveloped reserves.

Reserves replacement

The reserves replacement ratio is defined as the net amount of proved reserves added for a given period divided by produced volumes in the same period.

The 2023 reserves replacement ratio was 103% and the corresponding three-year average was 98%, compared to 76% and 62% respectively at the end of 2022.

The organic reserves replacement ratio, excluding sales and purchases, was 104% in 2023 compared to 89% in 2022. The organic three-year average replacement ratio was 107% at the end of 2023 compared to 70% at the end of 2022.

Reserves replacement ratio

	For the year ended 31 December		
	2023	2022	2021
Annual	**103%**	76%	113%
Three-year average	**98%**	62%	61%


Oseberg Field Centre

Expected oil and gas reserves

This section presents an overview of Equinor's expected oil and gas reserves as of 31 December 2023. Equinor's expected reserves are the result of internal work processes and requirements that follow established industry standards. The definition of expected oil and gas reserves differs from the proved reserves as defined by the SEC. Equinor`s expected reserves are estimated quantities of future production in which future increases and decreases are just as likely, while the proved reserves are lower volume estimates which are much more likely to increase or remain constant than to decrease with time. The expected reserves estimates are economic to produce based on Equinor's internal economic planning assumptions where product prices vary with time, while our proved reserves estimates are based on average first-day-of-month prices for the reporting year, applied flat for all future years, in accordance with the reserves definitions of Rule 4-10(a) (1)-(32) of Regulations S-X of the SEC.

Proved reserves are presented as entitlement volumes, while the expected reserves are presented as equity volumes in line with how production is reported on Equinor.com and how our expected reserves estimates in Norway are reported to the Norwegian government through the annual Revised National Budget reporting.

Equinor classifies both reserves and resources according to The Norwegian Offshore Directorate's resource classification system 2016. This classification system is comparable to the Petroleum Resources Management System issued by the Society of Petroleum Engineers and others. According to the Norwegian classification system, reserves comprise the remaining, recoverable, marketable petroleum

Classification of reserves and resources according to the Norwegian Offshore Directorate.


8
Prospects
9
Unmapped resources
Undiscovered resources
Contingent resources
Discovered resources
7F
Production not evaluated
Reserves
6
Production unlikely
5F
Production likely, but unclarified
5A
4F
Production in clarification phase
4A
3F
Decided for production
3A
2F
Approved for production
2A
1
Producing
0
Produced
7A
Production not evaluated

resources which the licensees have decided to develop and for which the authorities have approved a PDO or have granted exemption from the PDO requirement. Reserves also comprise petroleum resources which the licensees have decided to develop but for which the authorities have not yet approved a PDO or granted a PDO exemption.

The volumes presented in the following table are the sum of expected future production from 1 January 2024, from sanctioned projects and producing assets, that fulfil these requirements. Expected reserves are further divided into three resource sub-classes; Producing (RC1), Approved for production (RC2) and Decided for production (RC3).

Expected oil and gas reserves were estimated to be 8,935 million boe at year end 2023, whereof 5,632 million boe were in assets in resource sub-class RC1.

Reference to Reserves report

A separate reserves report is included as Exibit 15.5 to the 2023 annual report on Form 20-F. The Reserves report is covering proved reserves required by the Securities and Exchange Commission (SEC). The report may also be downloaded from Equinor`s website at www.equinor.com/reports.

Expected reserves

	For the year ended 31 December											
	2023				2022				2021			
(in million boe)	Oil and condensate	NGL	Dry gas	Total oil equivalent	Oil and condensate	NGL	Dry gas	Total oil equivalent	Oil and condensate	NGL	Dry gas	Total oil equivalent
RC1												
Norway	1,304	196	2,143	**3,642**	1,431	231	2,593	**4,255**	1,439	270	2,850	**4,560**
North Sea	1,173	115	1,691	**2,980**	1,283	142	1,861	**3,285**	1,260	172	2,031	**3,463**
Norwegian Sea	97	75	384	**557**	85	68	416	**569**	108	75	479	**663**
Barents Sea	33	6	67	**106**	64	21	316	**401**	71	23	340	**434**
Eurasia excluding Norway[1)]	172	2	6	**180**	135	4	25	**165**	362	-	37	**400**
Africa	265	10	26	**302**	263	13	38	**314**	226	15	48	**290**
USA	515	85	489	**1,088**	419	85	446	**949**	437	80	545	**1,062**
Americas excluding USA	409	-	10	**419**	429	-	6	**435**	299	-	4	**303**
Total RC 1	2,666	292	2,674	**5,632**	2,677	332	3,108	**6,118**	2,764	366	3,485	**6,615**
RC2-3												
Norway	493	92	713	**1,299**	590	89	511	**1,190**	705	43	251	**999**
North Sea	144	35	221	**400**	227	37	213	**477**	379	12	110	**501**
Norwegian Sea	48	36	246	**331**	82	52	285	**419**	45	31	141	**217**
Barents Sea	301	21	246	**568**	281	0	13	**294**	281	-	-	**281**
Eurasia excluding Norway[1)]	293	4	22	**319**	102	0	0	**102**	25	-	-	**25**
Africa	38	1	-	**39**	66	-	-	**66**	45	-	-	**45**
USA	154	54	432	**640**	113	58	489	**660**	110	48	420	**579**
Americas excluding USA	719	-	287	**1,006**	508	-	7	**515**	657	-	7	**664**
Total RC2-3	1,696	151	1,454	**3,302**	1,379	147	1,007	**2,533**	1,542	92	678	**2,312**
Total expected reserves	4,362	444	4,128	**8,935**	4,056	480	4,115	**8,651**	4,305	457	4,164	**8,926**

1) Volumes related to the planned exit from Azerbaijan are included in the expected oil and gas reserves at year end 2023.

2.2 Sustainability performance

To fulfil Equinor's purpose of turning natural resources into energy for people and progress for society, an energy transition is needed that is sustainable. This entails providing energy in an economically viable, safe and secure way, with lower emissions, while also addressing the challenges of nature and biodiversity loss, and the need for a just transition.





Sustainability approach

Given the interconnectivity and interdependence of sustainability issues and the scale and complexity of the global energy system, we aim to take a holistic approach and work in partnership with governments, customers, civil society and industry to deliver a positive impact.

Our approach to sustainability is rooted in material topics that were selected based on their impact and financial materiality to our business and stakeholders. These material topics are grouped into our three strategic pillars: Always Safe, High Value, and Low Carbon. For each material topic there is key information on indicators/metrics, management approach, performance data and evaluation of our progress.

Melkøya

Sustainability governance

We seek to embed sustainability into all levels of governance, risk management, and decision making. Because much of our activity is delivered by suppliers and sub-contractors, we also expect our supply chain partners to contribute.

The Equinor ASA BoD and CEC regularly monitor and discuss sustainability issues. To ensure the effectiveness of our sustainability management, regular performance reviews are conducted at multiple levels, including the BoD, the safety, sustainability, and ethics committee (SSEC), and the CEC. Corporate functions and business areas also evaluate sustainability performance at group level and business area level, respectively. We use various assurance mechanisms, including internal and external audits, verifications, self-assessments, benchmarking, and participate in external performance ratings to evaluate our progress and drive continuous improvement.

Corporate level functions responsible for sustainability-related issues include safety and security, sustainability, people and organisation and legal. The heads of these functions at group level are responsible for setting strategic direction and reporting on risk and performance within these topics to the CEC and BoD, including the relevant committees thereof.

The corporate sustainability function oversees aspects related to climate, nature, and social responsibility.

Sustainability governance in Equinor

CEO	The CEO is responsible for overseeing the company's operations, and presents proposal for strategy, significant investments, ambitions, actions and external reporting.
Strategy	Corporate Strategy sets the strategic direction and balance between competing priorities.
Risk	Corporate Risk is responsible for risk management framework and processes, and for assessing and communicating Equinor's risk profile, including climate-related, safety, business integrity and human rights risks.
Finance	The CFO drives financial performance within Equinor, and is responsible for the integrated annual report.
Performance Management	Performance management sets targets and monitors performance, including for sustainability-related indicators.
Safety and sustainability	The corporate sustainability function oversees aspects related to climate, nature, and social responsibility. The corporate safety function is responsible for safety, health, work environment and security.
Legal	Legal is responsible for sustainability-related legal advice, including business ethics and compliance.
People and organisation	The role of the PO function is to set functional standards and targets, and drive operational performance.
Business line	The business line executes the company's sustainability ambitions and manages relevant risks and performance. Dedicated safety, security and sustainability staff in the business line is part of company-wide functional networks and provides advice and support to the business line.

The corporate safety function is responsible for safety, health, work environment and security. The chief compliance officer is responsible for business ethics and compliance.

The business line executes the company's sustainability-related ambitions and manages relevant risks and performance. Dedicated safety, security and sustainability staff in the business line are part of a company-wide functional network and provide advice and support to the business line.



Working with partners and suppliers

Equinor has ownership shares in many assets operated by other companies. Similarly, other companies have ownership stakes in assets that we operate. The way we work and follow up on partner-operated assets seeks to ensure that governance, risk and performance management is compatible with our own requirements and practices. Through the applicable committee structures in the partnerships, we follow up and support the management of risks and performance related to safety, security, ethics, integrity and sustainability including climate, nature, and social performance.

A significant part of our value chain consists of activities carried out by suppliers working under contracts awarded by Equinor. The suppliers generate considerable value to us, our partners and customers, and we believe in strong relationships with high-quality suppliers. They help us to maintain safe and efficient operation at our facilities, realise new projects and create local supplier and employment opportunities. We aim to cooperate with suppliers that operate in accordance with our values and who maintain high standards for health, safety, sustainability and business conduct.



Ulsan

We expect that our suppliers meet our expectations related to ethics and compliance, climate and human rights. Details of our climate and human rights expectations are shown below.

Climate-related expectations for suppliers
To support our net-zero ambition, we expect our suppliers to:

- Have net-zero ambitions and near-term emissions reduction targets.
- Publicly disclose scope 1 & 2 emissions and scope 3 emission estimates.
- Engage with their suppliers on emission disclosure and net-zero plans.
- Report to CDP Supply Chain Program if requested by Equinor.

Human rights-related expectations for suppliers
To support our human rights commitment, we expect our suppliers to:

- Ensure fair treatment and non-discrimination.
- Provide safe, healthy and secure workplace and accommodation.
- Provide fair wages and reasonable working hours.
- Respect freedom of assembly, association and the right to collective bargaining.
- Prevent modern slavery, child labour and protecting young workers.
- Respect affected community members and providing access to remedy.

Stakeholder engagement

In line with our values of being open and collaborative, we actively engage with internal and external stakeholders to discuss our strategy, approach, and performance. Regular engagement with our stakeholders enrich and challenge our priorities and positions, and contributes to continuously improvement in our performance and strategic direction.

Throughout 2023, we engaged with numerous stakeholders, including investors, governments, regulators, business partners and suppliers, customers, local communities, academic institutions, and nongovernmental organisations. The chair of the BoD, the CEO and senior managers, amongst others, regularly engage in stakeholder dialogues. We consult stakeholders both directly and indirectly, and we seek to reduce potential language, social and geographical barriers. In 2023, we saw a continued interest in our climate-related, safety and human rights practices, rising concern over biodiversity and ecosystem impacts, and increased focus on circular solutions in our stakeholder interactions.

Equinor participates in a wide range of relevant associations and industry initiatives to engage in dialogue, share knowledge and learn from others. The following are some of the associations that we worked with in 2023:

CCSA, G+ Global offshore wind health and safety organisation and Global Wind Offshore (GWO), Hydrogen UK, the International Emissions Trading Association (IETA), International Association of Oil and Gas Producers (IOGP), Ipieca, Methane Guiding Principles, Offshore Norge, Oil and Gas Climate Initiative (OGCI), Oil and Gas Methane partnership, Renewable UK, Sustainability Hub Norway, the Task Force on Climate-related Financial Disclosures, the Task Force on Nature-related Financial Disclosures, United Nations Global Compact, Wind Europe, and the World Business Council for Sustainable Development.

Materiality assessment

A materiality assessment was performed to identify and determine Equinor's material sustainability topics for 2023. The basis for the materiality assessment is the approach described in the GRI standard 3 Material topics 2021 universal standard issued by the Global Sustainability Standards Board, but expanded to a double materiality assessment informed by the approach described in the European Sustainability Reporting Standards (ESRS 1). The process included involvement of Equinor subject matter experts, engagement with external stakeholders and calibration and validation by executive management and board committees.

Building on more than 20 years of sustainability reporting and topics included in ESRS 1 appendix A, internal subject matter experts participated in topic-related workshops to assess our impacts on nature and society, while sustainability-related financial upside and downside risks were assessed together with our risk assessment experts. For each topic assessed, an overall impact materiality score and a financial impact score was given based on the guidance in ESRS 1, enabling a ranking of the topics in a two-dimensional plot for further discussion and calibration.

The views of external stakeholders were included in the assessment based on feedback received through dialogue with different stakeholder groups. Further we conducted a stakeholder survey, covering a broad range of stakeholder groups representing industry, suppliers, investors, lenders, non-governmental organisations, academia, and trade unions, in which they were asked to provide feedback on the impact and financial materiality of the material topics reported in our 2022 annual report. They were also asked to provide other improvement proposals and additional topics to be considered. The survey, with about 40% response rate, showed a large degree of alignment with our internal assessment on relative materiality of the different topics. Through the survey we also received feedback that contributed to the decision to have Respecting human rights as a separate topic and include Diversity and inclusion in Workforce for the future. The survey also contributed to merging the two low carbon topics; Net-zero pathway and Emissions reductions, into a single Net-zero pathway topic for current year reporting.

Building on the initial assessment and ranking by Equinor subject matter experts and input from the stakeholder survey, relevant functional leadership teams and the executive management committee, including the CEO, were engaged through workshops for calibration and further refinement of the materiality assessment and relative importance of the topics considered. Finally, the Board's Audit Committee and the Boards Safety, Sustainability and Ethics Committee were engaged in a joint workshop for the same purpose. Prior to several of these meetings, participants, including executive management and board members, were asked to do individual survey-based assessments to provide starting points for the workshops.

The material topics concluded for 2023 are listed in the Material topics table, including assessment of relative impact materiality and financial materiality for each topic. The topics are grouped into our three strategic pillars: always safe, high value and low carbon.

Material topics

Strategic pillars	Material topics	Impact materiality	Financial materiality
Always safe	Safe and secure operations	■■■	■■■
	Protecting nature	■■■	■□□
	Respecting human rights	■■□	■□□
	Workforce for the future	■■□	■■□
High value	Profitable portfolio	■□□	■■■
	Energy provision and value creation for society	■■□	■■■
	Integrity and anti-corruption	■■□	■■□
Low carbon	Net-zero pathway	■■■	■■■

■□□ Material
■■□ More material
■■■ Most material


HY06
Hywind Tampen

Material topics' performance

ALWAYS SAFE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	Performance 2022
Safe and secure operations				
Serious Incident Frequency (SIF) (number per million hours worked)	≤0.3 (2023)	●	0.4	0.4
Total Recordable Injury Frequency (TRIF) (number per million hours worked)	≤2.2 (2023)	●	2.4	2.5
Completion of cyber security awareness training for employees - since commenced June 2021 (%)	95% (2023)	●	98	98
Protecting nature				
Serious accidental spills (number of)	0 (2023)	●	0	0
New projects with net positive impact plans (NPI) (number of projects)	New projects in protected areas or areas of high biodiversity value to establish a plan aiming to demonstrate net positive impact (one project in scope for 2023)	●	0	n/r
Sites with site-specific inventory of key biodiversity features (number of assets)	Establish site-specific inventory of key biodiversity features for 35 existing sites	●	35	n/r
Respecting human rights				
No relevant monitoring indicator available[1]	Determine a suitable human rights indicator (2023)	●	Completed	n/r
Workforce for the future				
Inclusion index score (%)	I: ≥80 (2025)	●	78	77

HIGH VALUE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	Performance 2022
Profitable portfolio				
Relative Total Shareholder Return (Relative TSR) (quartile)	Above average in ranking among peers[2]	●	8 of 12	6 of 12
Relative ROACE* (peer group rank)	First quartile in ranking among peers[2]	●	1 of 12	1 of 12
Return on Average Capital Employed* (ROACE) (%)	>15% yearly (2023-2030)[2, 3]	●	24.9	55.1
Organic Capex* (USD billion)	2023 outlook guiding 10-11[2]	●	10.2	8.3[4]
Equity production liquids and gas (mboe per day)	2023 outlook guiding ~3% above 2022[2]	●	Growth 2% (2,082)	2,039
Energy provision and value creation for society				
Energy production (TJ to market)[5]	Not applicable		4,365,682	4,265,540
Payments to governments (USD billion)	Not applicable		31.0	49.2
Share of procurement spend locally (%)	Not applicable		89	89
Integrity and anti-corruption				
Confirmed corruption cases (number of)	0 (2022)	●	0	0
Employees who signed-off the Code of Conduct (%)	≥95% (2022)	●	96	95

LOW CARBON Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	Performance 2022
Net zero pathway				
Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)	<7 kg/boe (2025)[6] <6 kg/boe (2030)	●	6.7	6.9
Absolute GHG emissions scope 1 and 2 (million tonnes CO_2e)	Net 50% emission reduction (2015 -> 2030)	●	11.6 (-30%)	11.4 (-31%)
Net carbon intensity (gCO_2e/MJ) (Includes GHG emissions from scope 1, 2 and 3 - Category 11, Use of sold products)	-20% (2019 -> 2030) -40% (2019 -> 2035)	●	67.0 (-1%)	66.5 (-2%)
Annual gross CAPEX* to renewables and low carbon solutions (%)	>30% (2025) >50% (2030)	●	20	14
Renewable energy installed capacity (GW, equity)	12-16 installed (2030)	●	0.9	0.6

Highlighted: Performance indicator.

1) Developed two internal monitoring indicators to be piloted in 2024.
2) Outlook and ambitions presented at CMU 2023 or in Annual report 2022.
3) Based on 2023 CMU reference case (70 USD/bbl).
4) Adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022.
5) Oil prod: 2,313,473 TJ, Gas prod: 2,018,514 TJ, Gas to power: 15,514 TJ, Wind to grid: 15,153 TJ and Solar to grid: 3,028 TJ.
6) 2025 ambition changed to 7kg CO_2e/boe from 8kg CO_2e/boe.

● Ambition met in 2023.
● Plan in place, on track to reach longer-term ambition.
● Ambition not met in 2023.
● Plan in place, not on track to reach longer-term ambition.


Always safe
High value
Low carbon

Always safe

Safety is our top priority. To us, this means safety for our people, the environment, and the societies in which we operate.

Our Always safe material topics aim to safeguard our people, protect our assets and the environment and strengthen our commitment to a just transition, while building the workforce for the future.

Safe and secure operations: Ensuring the health, safety and security of people, environment and assets.

Protecting nature: Preventing the loss of and enhancing biodiversity in areas where Equinor operates.

Respecting human rights: Respecting human rights in Equinor's own activities and supply chain.

Workforce for the future: Building a future-resilient, diverse and inclusive workplace with equal opportunities and human capital development, where people can unlock their potential.

Always safe
High value
Low carbon

Safe and secure operations

Contextual introduction

We face a diverse range of safety and security risks due to our global presence and wide range of operations. Much of our work is intrinsically hazardous and represent major accident risks. About two thirds of our activities are undertaken by contractors, and we are fully committed to strong collaboration with our contractors to safeguard people, the environment, assets, and the societies in which we operate.

We aspire for zero harm and believe that all accidents related to people, environment and assets can be prevented and all work-related illnesses are avoidable. We therefore aim to embed a proactive safety culture, where we continuously learn from our own experiences and those of our peers, and where safety and security are factored into everything we do. We align our requirements and guidance with international standards and best practices and aim to comply with relevant legislation and regulations.

Equinor benefits from a long history of safe and secure operations within the oil and gas sector. With a growing portfolio and ambitions within renewable energies and low-carbon solutions, we aim to capitalise on our safety-related knowledge and expertise, and extend it to new value chains.

The focus for 2023 was to continue to strengthen safety and security barriers and drive awareness and engagement throughout our extended teams, and to remain attentive to the risks posed by the prevailing geopolitical environment.



Mongstad

Indicators/Metrics

Serious Incident Frequency (SIF) (number per million hours worked)

Total Recordable Injury Frequency (TRIF) (number per million hours worked)

Completion of cyber security awareness training for employees - since commenced June 2021 (%)

Key impacts on nature and society

Equinor's operating activities may have actual and potential impacts on people, the environment and assets. These include environmental damage and the potential for harm to people, for instance through work-related illness or loss of life.

Financial materiality

Operational failures, technical integrity failures, security breaches and other events could cause significant losses, for instance through harm to our people, assets or the environment, business interruption, increased costs, regulatory action, fines, legal liability, damage to our reputation, future business and social licence to operate.

Increasing digitisation and reliance on information technology and operational technology means that digital and cyber disruption could materially affect Equinor's operations and financial condition.

"Safe and secure operations" pertains to the following GRI standards: GRI 306; GRI 403; GRI 410

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

To guide us in our journey towards zero harm, we have at a corporate level selected serious incident frequency (SIF) as a performance indicator and total recordable injury frequency (TRIF) as a monitoring indicator. The SIF indicator measures the number of actual and potential unintentional serious incidents and is therefore a good indication of our overall safety performance. TRIF includes injuries involving both Equinor personnel and contractors. In 2023, we enhanced our internal monitoring processes with a wider set of leading indicators, available across the company via an online dashboard.

Major accident framework
A framework for major accident prevention was developed based on learning from incidents, and recognised industry practice for high-risk industries. The framework applies to all parts of our business that affect major accident risk, and it is built on three pillars: safety barriers, safe practices and design, and leadership, culture and organisational frame conditions. Human and organisational performance principles are embedded in the framework, emphasising the interaction between people, technology, organisations and processes, and how they can influence the causes of human errors.

Prevention of major accidents is about protecting people and the environment, as well as avoiding serious economic and reputational damage to Equinor. In 2023, to further implement the framework, we stepped up our awareness and training programmes for our own employees and have made e-learning training available to suppliers. Also, senior leaders participated in a series of major accident prevention workshops to increase their competence and focus on major accident prevention.

Framework for major accident prevention

Leadership culture and organisational frame conditions

- Safety leadership and culture
- Organisational capacity and competence
- Management system
- Learning from incidents
- Assurance, indicators and improvement

Safe practices and design

- Manage risk
- Recognise and manage change (MoC)
- Apply procedures respect operating limits and use stop-work authority
- Demonstrate technical integrity from design to operations
- Maintain the Plant Safety Strategy
- Maintain technical documentation
- Work safely with external organisations
- Prepared for emergency response

Safety barriers

- Technical and operational barriers
- Management of barriers

Always safe

Safety roadmap
We aim for continuous improvement of our safety culture and practices, and the "I Am Safety" roadmap sets the direction. The main pillars in the "I am safety" roadmap are safety visibility, leadership & behaviour, learning & follow up and safety indicators. These pillars guide the safety work in the company and are based on learnings from best performers in the industry.

Human and organisational performance (HOP) principles underpin the way in which we develop a proactive and visible safety culture. The HOP approach provides guidance on how people, technology, organisations and processes interact as a system, and how these conditions can influence the causes of human errors. HOP is implemented in leadership training across the company.

Safety industry collaboration
Equinor works closely with suppliers and contractors to achieve a standardised approach across our operations. During 2023, we hosted regular joint meetings, agreed priorities and targets, and signed collaboration charters to formalise our respective commitments. Key tools include:

- **Life-saving Rules**
  Published by the International Association of Oil & Gas Producers (IOGP), the Life-Saving Rules are designed to mitigate risks and avoid fatalities. Each rule consists of an icon and simple life-saving actions which can prevent work-related fatality.

- **Annual Safety Wheel**
  A regular calendar of safety awareness initiatives, which defines priority topics and associated actions to strengthen the industry's safety culture and ensure a stronger common focus on key challenges. The main quarterly topics are major accident prevention, personnel injuries, line of fire, and health/working environment.


Always safe
High value
Low carbon

I AM SAFETY roadmap

Safety visibility



- Equinor's annual wheel
- Life saving rules (LSR)

Leadership & behaviour

- Proactive and visible safety leadership

Learning & follow up



- Compliance & leadership
- Digital observation cards
- Collaboration with suppliers and partners

Safety indicators



- Leading indicators

Major accident prevention ▪ I am safety expectations

The Annual Safety Wheel is published on the Always Safe web platform which is a collaboration by Equinor and three other energy companies. The content on the web platform is open for everyone and the purpose of the initiative is to strengthen the industry's safety culture and work together towards zero major accidents and avoid injuries and incidents in our daily work.

To keep abreast of best practices, learn from our peers, and share our learnings we engage proactively with industry bodies such as the International Association of Oil & Gas Producers (IOGP), Oil Companies International Marine Forum (OCIMF), Oil Companies Security Council (OCSC), the G+ Global Offshore Wind Health & Safety Organisation, and equivalent national organisations.

Crisis and continuity management

Although we can mitigate the risks of a serious incident, we cannot eliminate them. We therefore maintain appropriate emergency response capabilities to limit the consequences of incidents, should they occur. For example, our oil spill response capabilities are in line with good international practice, and, through membership of local and international oil spill response organisations, we are able to call on the expertise and resources of the wider industry.

To ensure key people are prepared, we routinely engage in training and simulation exercises involving the emergency services, several of which were carried out during 2023.

Security Management

Given the geopolitical environment in 2023, we maintained a heightened level of security awareness and preparedness, both within Norway and across parts of our international operations. The Norwegian government has decided that the Norwegian Security Act will apply to Equinor, as an undertaking handling classified information and controlling infrastructure and engaging in activities which are of vital importance to fundamental national functions. We continue to assess the impacts of these obligations.

In 2023, we enhanced our security awareness and leadership training to cover insider risk, both for our own employees and in collaboration with suppliers. We also continued to strengthen cyber security barriers and improve our response and recovery capabilities. To identify, assess and manage risks from cyber security threats, we use a variety of tools and processes. Our aim is to ensure shared situational awareness and common prioritisation across different business areas related to management of risks from cyber security threats. In addition to assessing our own cyber security preparedness, we also evaluate cyber security risks associated with our use of third-party service providers. During the year there were no cyber-attacks which had a material impact on Equinor.

Occupational health and safety

The working environment is integral to our efforts to safeguard our people. We focus on systematic and proactive risk management, and risk owners and assets are aided by HSE professionals in ensuring relevant health and work environment risk overviews. We routinely monitor and report any work-related illnesses associated with physical and psychosocial factors. The results are reported to senior management on a monthly basis and visualised on a dynamic dashboard made available across the company.

HSE professionals collaborate closely with HR on topics related to mental health, wellbeing, and diversity and inclusion. We also collect and analyse data from our employees through our Global People Survey, which includes the Psychosocial Risk Indicator, to proactively identify units with increased risk.

Relevant policies and standards

- The Equinor Book → Who We Are → Commitments
- The Equinor Book → Who We Are → People
- Code of Conduct
- Security policy

HWE – Health and Working Environment

Leader checklist for compliance

- Available and updated HWE risk maps
- Document risk mitigating actions with accountable leaders in A2A
- Annual HWE plans
- Regular assurance and verifications (check-act)
- Medical emergency according to requirements

HWE Ambition 2025

Always safe
Zero harm to People

I am **systematic** and **proactive** in my mitigation of HWE risks

I continuously **drive HWE performance** and **learning**

I provide a **safe** and **engaging workplace** through how we work and operate

How to reach ambition

- Visible and engaged leadership on HWE risk management
- Clear priorities and targets to manage risk
- Strengthen HWE competence among leaders and SSU
- Systematic learning and follow-up

Performance disclosure

ALWAYS SAFE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	2022
Safe and secure operations				
Serious Incident Frequency (SIF) (number per million hours worked)	≤0.3 (2023)	● (red)	0.4	0.4
Total Recordable Injury Frequency (TRIF) (number per million hours worked)	≤2.2 (2023)	● (red)	2.4	2.5
Completion of cyber security awareness training for employees - since commenced June 2021 (%)	95% (2023)	● (green)	98	98

Highlighted: Performance indicator.

- Ambition met in 2023.
- Plan in place, on track to reach longer-term ambition.
- Ambition not met in 2023.
- Plan in place, not on track to reach longer-term ambition.

Serious incidents

In 2023 Equinor experienced a tragic fatality on one of our chartered tankers when a crew member fell overboard in Malaysia.

To learn and improve our safety performance, we evaluate near-misses and undesirable conditions with respect to the potential for major accidents. Last year we identified two incidents with major accident potential. One of the incidents was a leak from the gas import pipeline to Peregrino C platform on the Peregrino offshore field in Brazil. The other incident was a well control incident while performing well intervention operations onshore within the Appalachia operated asset, USA. Both incidents were investigated, and work is ongoing to evaluate lessons learned, and to assess the need for revision of our major accident prevention training.

In our framework for major accident prevention, a major accident is in general defined as an unplanned event causing four or more fatalities or injury/illness cases with significant life-shortening effects and/or major impact on the environment including population of species, ecosystems, and sensitive areas and/or damage to material assets and/or production shut down, leading to major economic consequences for Equinor. In 2023, we experienced no events defined as actual major accidents.

Serious incident frequency (SIF)



150
100
50
0
(million hours)
147.7
123.9
126.9
136.2
134.6
0.6
0.5
0.4
0.4
0.4
0.3
1.5
1.0
0.5
0.0
(number per million hours worked)
2019
2020
2021
2022
2023
Serious incident frequency
Hours worked
Target 2023

Serious oil and gas leakages

(number per year)





2023
2022
2021
2020
2019
6
10
8
12
11
10
0
10
Oil and gas leakages
Target 2023

Our serious incident frequency (SIF), which includes near misses, ended at 0.4 incidents per million work hours. This is at the same level as the two previous years, hence the 2023 target of 0.3 was not achieved. However, there was an improvement over the five-year period 2019-2023 from 0.6 to 0.4, and the number of serious incidents in 2023 is at a record low.

Process safety

In 2023 there were 10 serious oil and gas leaks (with a leakage rate ≥ 0.1 kg per second). These 10 incidents include the two incidents with major accident potential. Number of gas leaks was stable over the last five years, and the target of maximum six leakages in 2023 was not met.

There was an improvement in number of the more severe (Tier 1) process safety incidents that includes loss of primary containment. A total of eight incidents were classified as Tier 1 in 2023 while the number for 2022 was 14.

A significant effort was made on safety-critical maintenance on the company's installations and plants. At the end of 2023, the backlog in safety-critical maintenance work was reduced by 80% from 2022. This is a continuation of the trend in the past few years. Reducing this backlog is an important part of the work to prevent major accidents.

Personnel health and safety
The total recordable injury frequency (TRIF) ended at 2.4, an improvement from 2.5 in 2022, however the 2023 target of 2.2 was not achieved. The TRIF is still dominated by the less severe injuries, while serious injuries are at a relatively low level.

Total recordable injury frequency (TRIF)


400
300
200
100
0
(million hours)
4
3
2
1
0
(number per million hours worked)
2.5
2.3
2.4
2.5
2.4
2.2
147.7
123.9
126.9
136.2
134.6
2019
2020
2021
2022
2023
Total recordable injury frequency
Hours worked
Target

Health and working environment
Post pandemic, there was an increase in work-related illness, especially due to psychosocial factors. The most important factors are psychosocial, ergonomic and noise. A company initiative was launched to raise awareness about work-related illness and to improve learning from each case. This has led to increased reporting, improved quality of recording and better follow-up. 212 cases were recorded in 2023.

Since 2020, the total level of absence from sickness has increased to reach 5.1 (as a percentage of planned workhours) in 2022. In 2023, the level of sickness absence improved, down to 4.8.

Security incidents
Security threats are monitored and reported on a frequent basis and risks are managed across the physical, cyber and personnel domains. Equinor experienced some cyber-related incidents during the year. There was increased targeted activism against Equinor's operations from environmental groups. None of the security incidents, including those reported to us by our third-party partners, had any material impact on our people, assets, operations, or financial results.

Health and working environment

Indicators	Boundary	Unit	2023	2022	2021	2020	2019
Work-related illness	Equinor group	number per year	212	131	162	161	135
Sickness absence	Equinor ASA employees	percentage of planned work hours	4.8	5.1	4.6	4.2	4.4

Security

			2023	2022	2021	2020	2019
Percentage of security personnel who have received formal training in the organisation's human rights policies - South America and Africa[1]	Equinor group	percentage	87	87	91	85	n/r
Security e-learning training for employees and contractors	Equinor group	number of participants	28,659	19,580	15,694	n/r	n/r
Completion of cyber security awareness training for employees - since commencement in June 2021	Equinor group	percentage	98.3	97.7	n/r	n/r	n/r

1) As signatories of the Voluntary Principles on Security and Human Rights (VPSHR), Equinor does not use armed guards unless it is strictly necessary. In certain locations the threat is of such a nature that the arming of guards is crucial, while in others is it not possible to procure security services without the inclusion of firearms.

Performance evaluation

For 2023 the tragic fatality on one of our chartered vessels dominates our overall safety picture.

Further, two incidents in 2023 had major accident potential which reminds us of the importance to continue our efforts to prevent major accidents.

The total recordable injury frequency (TRIF) is higher when compared to industry benchmarking. This area still represents a challenge, and we continue to work to understand the causes and how to mitigate risks. Since 2017, while there was a positive development for Equinor employees, TRIF for contractors has shown little improvement and strong collaboration with our contractors is essential.

Based on our 2023 performance, we see an overall improvement on safety indicators, but recognise the need to continue to improve our safety performance. Given the measures reinforced in 2023, we believe our approach is adequate to improve our performance and close the gap on our health and safety targets. Security training and awareness will continue as mitigating action to reduce risks from security threats. These objectives remain a top priority for Equinor's management.

Always safe
High value
Low carbon

Protecting nature

Contextual introduction

Management of our activities and their potential impacts on the marine environment continues to be a priority for us. Historically our operated onshore activities were limited to oil and gas, including the drilling and fracturing of wells in the US. Our growing offshore wind portfolio, our recent investments in – and our ambitions for – CCS, solar, hydrogen and battery storage projects underline the increasing importance of our management of onshore environments. Our operations have actual or potential impacts on nature through pollution, including both regular and uncontrolled discharges to sea or land and emissions to air.

Our use of land and sea areas and related disturbances, for example noise, collisions and barrier effects, and introduction of alien invasive species, may also negatively impact biodiversity and ecosystems. This is particularly important if our activities are in or near protected areas or areas of high biodiversity value. Many potential impacts on nature are highly location dependent, and we make information from project-specific impact assessments available on our website. Our locations with the largest freshwater consumption are in Norwegian coastal areas with high annual precipitation and in the Appalachian where water for our well fracturing and clean-up is sourced from the water-rich Ohio river. Freshwater use is therefore not considered among the most material topics to us.

Through our partners and suppliers, we can also have indirect impacts on nature, for example in activities where large quantities of materials like metals, cement and chemicals are used. The shift to a more resource-efficient, circular economy is a key opportunity to reduce impacts, and this is increasingly being reflected in stakeholder expectations and requirements, for example in the context of the EU Taxonomy and auction criteria for new wind farm developments. Growth in renewables is core to our Energy transition plan, and we work to understand how best to achieve this ambition while avoiding adverse impacts on nature, for example through land/sea use change.

Certain dependencies on nature and ecosystem services have direct relevance for Equinor. For example, healthy oceans provide bioremediation services when we discharge produced water containing minor fractions of oil and chemicals to sea from some of our offshore platforms. Access to natural resources such as wind, sun and hydrocarbons for our energy production can also be regarded as a dependency of nature. Our most important dependencies are assessed to be indirect dependencies through natural resources used in our supply chains.

Relevant nature-related risks for Equinor include: risks related to new policy development, laws and regulations; reputational impacts related to our performance; and market risks including access to acreage for



development of new projects. The development of the nature agenda also provides important opportunities. Strong performance can and should be a competitive advantage. We acknowledge the increased focus on nature from consenting authorities, particularly seen in Europe related to the bidding criteria for renewable projects.

Indicators/Metrics

- Serious accidental spills (number of)
- New projects with net positive impact plans (NPI) (number of projects)
- Sites with site-specific inventory of key biodiversity features (number of assets)

Key impacts on nature and society

Equinor's operating activities have actual and potential impacts on nature. Impact drivers include potentially serious uncontrolled discharges and operations in or near protected areas and areas of high biodiversity value.

Financial materiality

Societal and policy shifts related to protection of nature can affect for instance our access to capital markets and finance, reduce availability and attractiveness of opportunities, lead to diminishing returns and affect our financial performance.

Reputational impacts associated with our performance on nature-related issues can support or damage our competitiveness and licence to operate.

Failure to comply with environmental laws or regulations could for instance lead to legal liability, fines, loss of business and materially impact our financial results.

"Protecting nature" pertains to the following GRI standards: GRI 301; GRI 303; GRI 304; GRI 305; GRI 306

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

For decades, our zero-harm ambition has guided our work. In line with the mitigation hierarchy, we will continue to prioritise avoiding or minimising adverse impacts. As indicated in our Energy transition plan and set out in our Biodiversity Position, we now aim to go beyond this principle by pursuing a net-positive biodiversity approach. Since 2023, new Equinor-operated development projects located in protected areas or areas of high biodiversity value, are required to develop a plan containing measures for mitigating negative effects and measures aiming to demonstrate net-positive direct impacts on biodiversity.

To manage our impacts on nature, and comply with applicable laws and regulations, we aim to apply recognised environmental management practices, such as the mitigation hierarchy, the waste hierarchy, the precautionary approach, best available techniques, and the ISO 14001 environmental management principles. These environmental management practices are embedded in our governance, risk and performance framework.

In the planning phase of all our assets, before construction or operations can commence, a key part of our management approach is environmental, social risk and impact assessments. This is of particular importance when planning for operations in or near sensitive areas, which for example are present in the Arctic. In addition to stakeholder engagement, these processes include baseline studies, surveys, monitoring programmes, and collaborative research projects.

Collaborating in and learning from global initiatives
To enhance our approach to the protection of nature, we take part in and/or closely follow a range of industry initiatives and, in 2023, there were many important developments on the global nature agenda. For example:

- The Taskforce for Nature-related Financial Disclosures (TNFD) published its recommendations in September 2023. We are a member of the TNFD Forum, and work with peers to further our understanding of the related risks, opportunities and specific disclosures for the energy sector.
- Through our membership of the World Business Council for Sustainable Development (WBCSD), we supported its development of a Roadmap to Nature Positive for the energy system.
- We contributed to various public consultations exercises, such as the Norwegian government's expert commission on nature risk.
- We continued to support a project led by the International Union for Conservation of Nature (IUCN) which aims to identify good practices for renewable energy development, specifically addressing the assessment of cumulative impacts and spatial planning.

Reducing pollution and other adverse impacts on nature
Our governance, risk and performance framework seek to enable us to systematically manage environmental aspects. Our priority is to avoid or minimise potential adverse impacts. For example, substitution of chemicals for less environmentally harmful ones is part of our continual improvement efforts.

In 2023, we continued our focus on environmental regulatory compliance and made improvements at our Norwegian oil and gas assets. This included strengthened management focus, with new competence requirements for operational leaders, development of new training programmes, and related operational measures.

We also worked with the Norwegian authorities to map and monitor the spread of Didemnum vexillum – an invasive species commonly known as sea vomit – and established our own ongoing monitoring programme. While the species was not observed at any of our installations or harbours, we made an important contribution by monitoring its development and implementing measures to prevent its spread.

Improving responsible resource use and circularity
In locations where freshwater resources might be at risk, we are committed to avoiding irreversible harm to these. Through the supply chains for both our oil and gas and renewables activities, we purchase large quantities of steel, cement and other metals and materials. In 2023 we matured our understanding of what circularity may imply for Equinor. We conducted an assessment to identify the most material circularity-related topics, and where the most immediate opportunities lie. These include our approach to waste management in general and in decommissioning in particular, embedding circular options in design of facilities, sourcing of secondary materials, extending the useful life of facilities, and pursuing partnerships to achieve more circular value chains. Specific recycling opportunities include wind turbine blades, critical raw materials, and materials from the decommissioning and removal of offshore facilities.

Pursuing positive impacts on nature
In line with our Biodiversity Position, in 2023 we started to implement a novel site-specific inventory and net-positive impact (NPI) plans. The site-specific inventory is a company-wide overview of key biodiversity features near our installations. When developing our net-positive approach, it was useful to draw on our participation in research programmes and industry partnerships, such as the UN Environment Programme World Conservation Monitoring Centre's (UNEP-WCMC) Proteus Partnership.

We recognise that there are currently no global standards for net-positive approaches, and that there are certain knowledge gaps, for example, related to the feasibility and costs of potential measures and how to monitor effects, particularly in a dynamic marine environment. For this reason, we continue to invest in research and development projects, and examples from 2023 include research on nature-based solutions, nature-inclusive design of offshore wind farms, and metrics and indicators for nature.

Sharing our insights and data externally
One of the ways Equinor can have a positive impact is by sharing our biodiversity data with academia and other external stakeholders and, in 2023, we worked on the technical solutions needed to enable broader data sharing. We continued our engagement in the UN Ocean Decade Corporate Data Group, co-hosted by the Intergovernmental Oceanographic Commission (IOC) of UNESCO and Fugro. The aim of the group is to make privately held ocean data available for scientific research and decision-making by addressing challenges for data sharing.

Relevant policies and standards

- The Equinor Book → Who We Are → Commitments
- Code of Conduct
- Biodiversity position

Performance disclosure

ALWAYS SAFE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	2022
Protecting nature				
Serious accidental spills (number of)	0 (2023)	● (green)	0	0
New projects with net positive impact plans (NPI) (number of projects)	New projects in protected areas or areas of high biodiversity value to establish a plan aiming to demonstrate net positive impact (one project in scope for 2023)	● (red)	0	n/r
Sites with site-specific inventory of key biodiversity features (number of assets)	Establish site-specific inventory of key biodiversity features for 35 existing sites	● (green)	35	n/r

● Ambition met in 2023.
● Plan in place, on track to reach longer-term ambition.
● Ambition not met in 2023.
● Plan in place, not on track to reach longer-term ambition.

Selected environmental performance data for 2023 is shown in the table. A complete set of performance data can be found in our Sustainability datahub at equinor.com.

Indicators	Units	2023	2022	2021	2020	2019
SO_x emissions	ktonnes	1.1	1.1	0.9	1.3	2.2
NO_x emissions	ktonnes	30	32	34	36	41
Non-methane volatile organic compounds	ktonnes	33	23	26	35	40
Accidental oil spills (net volume >0)	Number	132	111	120	136	219
	m³	18	33	40	154	8,913
Other accidental spills (net volume >0)	Number	132	122	98	117	204
	m³	370	302	3,335	3,997	57
Serious accidental spills	Number	0	0	0	2	3
Regular discharges of oil in water to sea	ktonnes	1.0	1.1	1.1	1.3	1.2
Hazardous waste generated	ktonnes	339	304	280	318	313
Non-hazardous waste generated	ktonnes	34	37	33	29	40
Exempt waste generated - drill cuttings and solids from US onshore operations	ktonnes	16	1.2	0.09	17	84
Exempt waste generated - produced water and flowback water from US onshore operations	million m³	0.02	0.05	2	5	7
Total freshwater withdrawal and consumption	million m³	6	6	8	8	12
New projects with net positive impact plans	Number	0	n/r	n/r	n/r	n/r
Sites with site-specific inventory of key biodiversity features	Number	35	n/r	n/r	n/r	n/r

Pollution and other adverse impacts on nature

Non-GHG emissions and discharges - Over the past four-to-five years, non-GHG emissions to air and regular, permitted discharges of oil in water to sea have improved slightly, or remained at the same level. The decrease in NO_x emissions is mainly due to decreased drilling and well activity in 2023.

Electricity from Hywind Tampen also contributed to a reduction in NO_x emissions from the Gullfaks A and Snorre A platforms. In the other direction, increased NO_x and SO_x emissions at Peregrino C, which had its first full year of operation in 2023. The increase of emissions of non-methane volatile organic compounds from 23 thousand tonnes in 2022 to 33 thousand tonnes in 2023 was mainly due to resumption of production and change in methodology for fugitive emissions at Peregrino.

The decrease in regular discharges of oil in water to sea was mainly caused by higher injection rates and improved oil in water quality at Mariner A and planned and unplanned production stops.

There were no serious accidental spills in 2023. The total number of accidental oil spills and other spills increased from 2022 to 2023. However, the total volume of accidental oil spills decreased. The main reason for the increased volume of other accidental spills was an unintended discharge of 155 m^3 from a drain tank at Njord A due to ejector suction effects from wind and waves during bad weather.

Land- and sea-use change - A summary of our presence in relation to protected areas and areas of high biodiversity value is shown below and a complete overview is available in the Sustainability Data Hub on equinor.com. The overview includes a short assessment of potential impacts of the activities on the protected areas/areas of high biodiversity value. The number of assets and licences inside protected areas remained unchanged from 2022 to 2023. The number of assets in the proximity of protected areas/areas of high biodiversity value increased from 2022 to 2023. The increase is due to onshore wind and solar activity in Poland and Brazil, and battery storage facilities in the UK.

Equinor is technical service provider on behalf of other operators, resulting in inclusion of the Europipe I and II pipelines, both of which cross the Wadden Sea UNESCO World Heritage Site (WHS). The Wadden



	Assets[1]	Licenses[2]
In the vicinity (5 – 20 km)[3]		
- of protected areas	23	0
- of areas high biodiversity value	21	0
Close (1 – 5 km)[3]		
- to protected areas	16	0
- to areas of high biodiversity value	5	0
Adjacent (< 1 km)[3]		
- to protected areas	23	0
- to areas of high biodiversity value	9	2
Inside[3]		
- protected areas	15	0
- areas of high biodiversity value	32	0

1) "Assets" means all Equinor group operated activities within solar, onshore and offshore wind, battery storage, onshore and offshore production and processing facilities for oil and gas including pipelines and other linear infrastructure, in operation or under construction.
2) "Licences" includes only those licences where there were operational activities other than 1) above, e.g., seismic acquisition, exploration drilling, site surveys.
3) If several protected areas (PA) or areas of high biodiversity value (AHBV) are present within a proximity category around a given asset or operation, they are counted as one. If a given PA or AHBV are within proximity categories for several assets or operations, it is counted in for each of these assets or operations. Subsea installations within a field are included in the counting of the platform it is tied in to. For existing linear infrastructure like pipelines, service lines and cables, only the 'Inside' and 'Adjacent' categories are applied. In cases where linear infrastructure is installed during a given reporting year, all proximity categories are applied. Information on geographic location of cases represented in the table above can be found in the "Sustainability performance data hub" on Equinor.com.

Sea was included in the WHS list in 2009, while the pipeline installations were completed in 1995 and 1999, respectively. We otherwise did not operate within other sites on the WHS list or sites in the International Union of Conservation of Nature (IUCN) category 1a ("Strict nature reserve") or category 1b ("Wilderness area").

Resource use, circularity and waste
Hazardous waste quantities increased from 2022, mainly due to increased volumes of water dispatched from Mongstad for further treatment. This water stems from well cleaning at offshore platforms. Drill cuttings and solids exempt waste quantities for our US onshore operations increased due to higher drilling activity, while the produced and flowback water quantity was low due to no well fracturing activity.

Withdrawal and consumption of freshwater in 2023 was 6 million m^3, the same level as in 2022. We had no oil and gas production in areas of high or extremely high baseline water stress as defined by the World Resources Institute's Aqueduct® tool. Four solar and wind assets in Poland are in such areas. However, water consumption for these assets is insignificant.

Pursuing positive impacts on nature
NPI plans are being developed for several assets, for which the Rosebank project in the UK and the Empire Wind project in the US are first in scope. The development of the NPI plan for Rosebank was planned completed in 2023, but it was delayed and will continue into 2024.

In 2023 we developed our site-specific inventory of key biodiversity features for our operated oil and gas and offshore wind assets. Subsidiaries in our onshore renewables business are not yet included in the scope.

Performance evaluation

Pollution and other adverse impacts on nature
Non-GHG emissions to air and discharges of oil in water to sea vary with activity level, production stops and start-up of new fields. However, we saw improvements relating to better cleaning of produced water and increasing use of renewable electricity as a cleaner energy source for power generation at some platforms.

For the last two years, we have avoided the large spill volumes we experienced in 2019 to 2021. However, we are not satisfied with not seeing a downward trend in the number and volume of accidental spills from 2022 to 2023. Although we see a decreasing occurrence of breaches of permits since the previous year, the improvement activity addressing governance, competence, awareness and performance in this area, continues.

The increased number of assets and licences in the proximity of protected areas and areas of high biodiversity value, related to our onshore renewables activity, shows the importance of good management approaches aiming to avoid adverse impacts on these. Improvement activities are ongoing to update internal requirements and practices and improve mapping and understanding of biodiversity features around our facilities.

Resource use, circularity and waste
The increased volumes of hazardous water arising from well cleaning at offshore platforms, and dispatched for further third-party treatment, is an issue we are addressing and aim to manage better. Our improvement activity on circular economy will continue in 2024, focusing on improving awareness and practices, for example to extend useful life of facilities and increase re-use of equipment and recycling of materials.

Pursuing positive impacts on nature
The new site-specific inventory of key biodiversity features developed in 2023 constitutes an important step towards better understanding and management of nature around our facilities. NPI plans are being developed, in line with our Biodiversity position. We consider these developments satisfactory.


Jæren

Always safe
High value
Low carbon

Respecting human rights

Contextual introduction

Our commitment to conduct our business consistently with the United Nations Guiding Principles on Business and Human Rights (UNGPs) to respect the rights of people affected by our business stands firm and is also fundamental to a just and responsible transition.

Understanding and managing the risk of adverse human rights impacts related to our activities is at the core of our human rights commitment. This is consistent with the UNGPs, the 10 principles of the UN Global Compact and the Voluntary Principles on Security and Human Rights. We recognise that our activities may cause, contribute to, or be linked to adverse human rights and other social impacts, especially in jurisdictions with weak regulatory frameworks, insufficient enforcement, and where our activities face inherent risks.

Equinor can be linked to human rights impacts related to our own workforce, workers in supply chain and communities affected by our business. In this section we address the potential adverse human rights impacts Equinor may cause, contribute to or be directly linked to.

We have had a stand-alone Human Rights Policy since 2015. In the Human Rights Policy, we define particular commitments related to our key risks (commonly referred to as ´salient issues´), which guide our human rights due diligence efforts.


Peregrino B

These areas of particular priority are:
- Discrimination
- Working conditions
- Forced and child labour
- Affected community members
- Security activities

Based on our current portfolio, priorities, and experience from human rights risk assessments, we consider the most severe human rights issue to be the risk of poor working conditions and indicators of forced labour within our supply chains.

Equinor's account for due diligence under the requirements of the Norwegian Transparency act can be found in the stand-alone Human Rights Statement.

Indicators/Metrics

Human rights (HR) assessments of suppliers conducted

Workers interviewed

Countries in which supplier HR assessments undertaken

Employees working with our suppliers trained (classroom course)

Key impacts on nature and society

Equinor has operations and supply chains in geographies where human and labour rights may be at risk. With about 23,000 employees, presence in approximately 30 countries and around 8,000 direct suppliers, our activities could impact a high number of people.

Financial materiality

Failure to uphold our Human Rights policy, or a breach of human rights due diligence and reporting legislation could lead to fines, damage our reputation and social licence to operate. or potentially lead to project delays.

"Respecting human rights" pertains to the following GRI standards: GRI 409; GRI 411; GRI 414; GRI 416

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

Our Human Rights Policy and the Code of Conduct apply to all our activities. Further internal requirements and work processes for conducting human rights due diligence are part of our management system. Through our risk management system, we work to identify adverse human rights risks and impacts, and seek to prevent, mitigate or remediate such, as relevant in each situation.

To further guide our efforts in line with the Human Rights Policy, we define general and specific human rights priorities for different parts of our business, and when deciding where to focus, the concept of severity and likelihood is applied.

Governance of human rights issues is multi-tiered. Assessing and addressing human rights risks in our daily operations is a business line responsibility. Defining priorities is based on regular risk and portfolio assessments and supported by a corporate team of human rights experts to ensure alignment across the portfolio.

The executive-level human rights steering committee continues to serve as an advisory group tasked with providing guidance and facilitate experience transfer and good practice, supporting actions to address Equinor's human rights risks, and facilitating engagement with and reporting to the CEC and BoD.

To understand risks related to our new activities at large, we perform environmental and social impact assessments. These are an essential part of our project development process and include consultation with potentially affected stakeholders. What we learn through these consultations is used to inform our understanding of and address potential impacts on local stakeholders and communities, including indigenous peoples. Impact assessments in the early phases of project planning inform decision making and allow for more effective mitigation.

Working conditions in our supply chains
Managing the risk of forced labour and poor working conditions in our supply chains, which was increased by global instability and rising inequality, is a priority. Accordingly, a set of "Human Rights Expectations of Suppliers" was developed. We continue to actively look for indications of forced labour and unacceptable working conditions in our supply chains, with a particular focus on fabrication and construction activities across Asia and in our core countries such as Brazil. For certain high-risk activities, we may also perform specific human rights risk assessments, typically supported by external human rights experts. Worker dialogue allows us to gain a better understanding of potential issues and to respond with appropriate actions. We follow up with suppliers based on identified risks, including through verifications, tracking of actions and ongoing dialogue. We expect all current and future suppliers to be familiar with and meet our general human rights expectations. Based on factors like scope and location of delivery, which help define risk level, we seek to include specific human rights clauses in our contracts.

Relevant policies and standards
- Human rights policy
- The Equinor Book → Who We Are → Commitments
- Code of Conduct
- Human Rights Expectations of Suppliers

Performance disclosure

ALWAYS SAFE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	Performance 2022
Respecting human rights				
No relevant monitoring indicator available[1]	Determine a suitable human rights indicator (2023)	● (Ambition met in 2023)	Completed	n/r

1) Developed two internal monitoring indicators to be piloted in 2024.

- ● Ambition met in 2023.
- ● Plan in place, on track to reach longer-term ambition.
- ● Ambition not met in 2023.
- ● Plan in place, not on track to reach longer-term ambition.

During 2023, we continued our efforts to further integrate human rights practices into the way we work, supported by regular senior leadership engagement. We further strengthened our management system and adopted global Equinor working requirements for human rights due diligence. We continued our work to improve our internal framework for recording and monitoring human rights data. In our efforts to address our most salient issue, forced labour like conditions in our supply chain, we developed two indicators for internal monitoring that will be tested from 2024.

Labour rights and decent work
We require new suppliers to be screened for social criteria. In line with our approach to performing risk assessments in the early phases of our projects, we assessed 303 suppliers for social impacts in 2023. From this, 124 suppliers were identified as having significant gaps. 85% of these suppliers have through closing of gaps become qualified, while the rest of the suppliers are yet to complete their improvement plans. If we find that a supplier is not willing or able to implement necessary improvements, the supplier might not be awarded a contract. On one occasion, a supplier did not follow up Equinor's requirements to become qualified, and the relationship was discontinued.

We continued to prioritise HRDD work in project planning and procurement, as we believe early engagement with possible suppliers is key to effectively avoid or mitigate potential adverse impacts and facilitate compliance with our human rights expectations.

Based on our priorities, in 2023, we performed 25 onsite supplier assessments supported by external human rights experts, resulting in 642 workers interviewed and a total sum of 283 total findings in seven countries (Angola, Brazil, India, Indonesia, Norway, South-Korea, USA). The most serious findings

Total adverse findings – human rights supplier assessments 2023


13
27
31
2
21
39
50
11
89
Management system
Ensuring fair treatment and non-discrimination
Providing safe, healthy and secure workplace and accomodation
Providing fair wages and reasonable working hours
Respecting freedom of assembly, association and the right to collective bargaining
Preventing modern slavery
Respecting affected community members
Providing access to remedy
Subcontracting

Labour rights and working conditions in the supply chain

Indicators	Boundary	Unit	2023	2022	2021	2020	2019	2018
Human rights (HR) assessments of suppliers conducted	Equinor group	number	25	24	30	37	50	75
Workers interviewed	Equinor group	number	642	808	974	343	650	1,000
Countries in which supplier HR assessments undertaken	Equinor group	number	7	11	10	9	16	20
Employees working with our suppliers trained (classroom course)	Equinor group	number	102	264	128	190	409	514

relate to indicators of forced labour as defined by the 11 ILO Forced Labour Indicators. Although all such findings are concerning, our primary focus was towards payment of recruitment fees, retention of identity papers and lack of freedom of movement. The reason for this is that we consider presence of these indicators to exacerbate the risk of forced labour. No actual impacts related to the three priority forced labour indicators noted above were identified in 2023.

In addition to the assessments referenced above, several of our direct suppliers have started to perform third party on-site assessments including worker interviews. Equinor does not currently have reporting procedures in place to be able to track findings and outcomes of such assessments. However, we engage on a case-by-case basis with the supplier in addressing findings and follow-up actions are taken accordingly.

At times, the risk of adverse human rights impacts we encounter is not specific to our supply chains, partners, or projects. Rather, such risk can be more systemic in nature and form an integral part of an economy, a particular sector, or an industry. Such systemic challenges are often too large for one company alone to take on successfully. In 2023, we continued our efforts to address systemic challenges related to our supply chains. Such initiatives are further described in the Annual Human Rights Statement for 2023.

Community risks and impacts
Equinor has set up community grievance mechanisms in countries where we have activities, within oil and gas and renewables, such as Argentina, Brazil Poland and South-Korea. Equinor received 14 grievances through our local grievance mechanisms in Tanzania and Brazil, all of which were handled and are now closed. Further, no actual adverse impacts of indigenous peoples' rights were identified during 2023.

Equinor, together with Shell, continued in 2023 to work towards mitigating human rights risks and impacts associated with the potential LNG site in Tanzania. Since finalising the resettlement of families from the land designated for the project, Shell and Equinor have contracted a third-party service provider to run a post-compensation livelihood programme available to all those that were resettled. The agricultural livelihood programme has commenced, and other sub-programmes are being planned. This was followed up with monitoring and evaluation and is supported by a local grievance mechanism.

Equinor has over the course of the development process for planned offshore wind projects in the US worked to address concerns regarding the potential impact of these activities on local communities. This includes engagement with potentially affected fishing communities and assessing potential impacts that may disturb ancient, submerged landforms culturally significant to tribal nations. Equinor has agreed to more than 15 measures to avoid or minimise impacts to tribal communities during construction and operation of Empire Wind.

Governance and capacity building
The BoD's Safety, Sustainability and Ethics Committee received an in-depth human rights report in 2023 related to the risk of forced labour in our supply chain.

The human rights steering committee has continued meeting regularly and topics of discussion include risk mitigation, frameworks for performance and reporting, industry collaboration to increase leverage and indigenous people's rights.

We continued to build our corporate capabilities and competence through the recruitment of specialists, establishment of an internal network between function and business, training and on the job-learning.

To mark the international Human Rights Day on 10 December, Equinor held internal awareness sessions focusing on indigenous people's rights.

Information requests according to the Transparency Act
In 2023, Equinor received six information requests, which were all responded to within the legislative deadline.

Conclusion of complaint filed to NCP Norway
Early 2023, the National Contact Point for Responsible Business Conduct (NCP Norway) issued a final statement regarding the complaint filed against Equinor and others following a 2017 major crane accident at a Korean yard. The final statement was issued following extensive but ultimately unsuccessful mediations. The NCP Norway statement did not identify any violations of the OECD Guidelines for Multinational Enterprises by Equinor but did include a set of recommendations to the group of companies involved in the complaint process. The NCP complaint process was, through the final statement, formally concluded.

Performance evaluation

We are pleased with the approval in 2023 of the strengthened internal work processes for human rights due diligence. As we outlined in the 2022 Integrated annual report, these efforts were aimed at further integrating human rights practices into the way we work. The consistent implementation of these processes will enable greater systematic and documented due diligence across the portfolio.

Our efforts to improve our internal practices for recording data related to our human rights due diligence efforts are over time intended to improve our ability to monitor and evaluate performance, and to prepare for upcoming legislation on sustainability reporting.

We continue to see risk of adverse human rights impacts within our supply chains, particularly related to poor working conditions and indicators of forced labour. Within significant parts of our portfolio, typically major construction projects where there is good visibility and extensive experience, we consider that our efforts and performance have improved over time and are currently adequate.

However, we acknowledge that within newer value chains, such as low carbon solutions and renewables, and on lower-level tiers of the supply chain, we currently have less insight and active engagement. We seek to gradually increase the coverage of our human rights due diligence efforts as we evolve our business, while improving consistency in how we work.

A key priority in the coming year is to initiate a review of our Human Rights Policy considering the external context, our strategy and our portfolio of business activities. As part of this initiative, we intend to perform a corporate-wide saliency review to guide our future efforts and facilitate effective human rights due diligence within key areas of risk.


Bacalhau Topside modules sail away.

Always safe
High value
Low carbon

Workforce for the future

Contextual introduction

A changing portfolio of capabilities

Equinor's approach to building the workforce for the future within the realm of low carbon solutions and renewable energy consists of different elements. A key priority is upholding a strong safety culture to ensure the health, safety and security of people. Additionally, our capabilities will need to evolve to align with what is needed for the company to succeed in the energy transition through adaptation of new technology, people development, the external market, recruitment, new ventures, and regulatory demands.

Today's workforce supports our portfolio of activities and will continue to evolve as we grow within low carbon and renewable energy. The capabilities we need in our future workforce are different than what we have today, but our strong expertise within oil and gas provides us with a great foundation for development and reapplication of competences. Today, 14% of our workforce is aged 60 or above, and we aim to harness their expertise as we develop the workforce to meet future goals.

We believe that all employees should own their development and we strive to provide opportunities for everyone to develop future-fit competencies. We believe initiatives to build skills and prepare our people for the future should be equally available to all Equinor employees, regardless of age, gender, and nationality.

We are dedicated to conducting our operations in a safe and socially responsible manner to adapt to the just energy transition and we embed diversity and inclusion (D&I) in our human resources (HR) processes. In Equinor, D&I aligns with our values, our focus on safety and our purpose as a company.



Mongstad

Indicators/Metrics

Inclusion index score (%)

Key impacts on nature and society

Equinor employs a large and diverse workforce of about 23,000 employees, with operations and value chains in approximately 30 countries.

Financial materiality

Equinor depends on workforce capacity and competence to deliver on its strategy, including the transition to a broad energy company. Equinor may not be able to secure the right level of workforce competence and capacity, or to leverage efficient organisational operating models, to create expected value through business operations and strategy execution.

"Workforce for the future" pertains to the following GRI standards: GRI 401; GRI 402; GRI 404; GRI 405; GRI 406; 407; GRI 409

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

Enabling our workforce for the future

We believe the right technology has the power to engage employees in learning and development and needs to be supported by HR processes that encourage both career and competence development. In 2023, we initiated the development of new HR IT technology that will assist us to further operationalise our D&I strategy by enabling fair HR processes. The new technology will empower employees to develop skills in careers that inspire them, while also providing developmental opportunities. We are planning to begin implementation of the new technology in 2024.

In Equinor, we aim to empower all employees' development and provide diverse learning opportunities. In 2023, employees spent over 624,000 hours on formal learning. These learnings aim to improve competence development and facilitate innovation and digitalisation. Externally, we actively interact with students and young individuals in Norway to promote the fields of science, technology, engineering, and mathematics (STEM), along with other competencies crucial for our future needs.

Equinor's workforce includes diverse professional disciplines crucial to our portfolio. In 2023, we strengthened operational leadership through training and reviewed our senior professional network to ensure that our expertise aligns with the energy transition. Based on the findings, we plan to expand our internal and external networks to reapply our expertise in new areas such as low carbon solutions and renewables. This year, we began implementing initiatives to identify and address any gaps in commercial and technical competencies related to low carbon solutions and renewable energy.

One of the strategies to address the growing need for low carbon solutions and renewable energy, is acquisition of and investment in relevant production and technology companies within our industry. Between 2021 and 2023, we invested in five companies within onshore renewables, welcoming more than 300 new colleagues with renewables competencies and local market knowledge to the Equinor group.

Interacting with companies in the energy industry in new ways enables us to transfer specific competence. Within the Equinor & Techstars Energy Accelerator programme run in 2023, mentors, experts, and senior leadership in Equinor supported nine start-ups from six different countries in accelerating their development in shaping and serving the energy sector.

Fair and objective recruitment

Equinor recruits new employees across our locations, including graduates, interns, apprentices, and experienced workers. We continuously use our annual workforce planning process to pinpoint where today's workforce needs to be developed to meet future ambitions. We are dedicated to maintaining a transparent talent marketplace, embedding the Equality and Anti-Discrimination Act into people processes to promote equality and ensure equal opportunities for all. One of our goals as a global organisation is to join forces with local institutions to develop local talent pools. This is becoming increasingly important as we see a scarcity of people in the market.

In preparation for recruitment processes, we normally engage hiring managers with recruitment training to ensure fair and unbiased assessment of all applicants. We currently have a global ambition of a 50:50 balance in gender and nationality (Norwegian and other than Norwegian) when hiring for our corporate graduate programme, and an ambition of one-third female for our apprenticeship programme in Norway. We are further re-evaluating our D&I recruitment strategy, and these targets ensure that we build a diverse and robust pipeline of talent to make up our workforce of the future. Prioritising fair and objective recruitment practices in combination with a strong safety culture can help us to establish a solid foundation for a healthy and successful workforce.



Graduate gathering at Forus East.

Relevant policies and standards

- The Equinor Book → Who We Are → Commitments
- The Equinor Book → Who We Are → People
- Code of Conduct

Diversity and inclusion (D&I)

Equinor is committed to being transparent about our performance, monitor relevant performance indicators, integrate D&I into our business strategy and measure progress. Our agreement with unions (Likestillingsavtalen) applies to all employees in Equinor ASA to ensure equal treatment regarding recruitment, pay, working conditions, training, and career development. We continuously use the global annual people survey (GPS), our ethics helpline, and leadership to identify and manage risks, obstacles, causes and measures of discrimination in the workplace. To deliver on our purpose of turning natural resources into energy for people and progress for society, we rely on diversity of thought to find the best solutions and make good decisions, which is stated in the functional requirements for HR, part of our governing documentation. We believe initiatives to build skills and prepare our people for the future should be equally available to all Equinor employees, regardless of diversity characteristics like age, gender, ethnicity, disabilities, sexual orientation and more. As outlined in our Code of Conduct, we do not tolerate any discrimination or harassment of colleagues, or others affected by our operations, and require everyone to be treated with fairness, respect, and dignity.

International Awareness Day annual wheel


3 | International Day of Persons with Disabilities
ERG: Able
10 | World Mental Health Day
ERG: Healthy Mind
Dec
Jan
Nov
Feb
Oct
Mar
Sep
Apr
Aug
May
Jul
Jun
Equinor D&I Annual Awareness days
8 | International Women's Day
ERG: Women in Equinor
21 | International Day for the Elimination of Racial Discrimination
ERG: Black in Equinor
June – September | Pride months
ERG: Pride Makers

Strengthening an inclusive culture

In 2022, we updated our D&I strategy and ambition, with the aim to further integrate D&I into our systems and processes and continue to strengthen an inclusive culture. Our ambition is "We are a diverse and inclusive organisation where everyone feels valued and that they belong". We value diversity of thought and believe in creating an inclusive and psychologically safe work environment, ensuring fair and equal opportunities for all, also beyond our own organisation. To achieve our ambition, we rely on three key enablers: global ambition with a local approach, transparency in data and processes, and leadership coupled with culture. Throughout 2023, we took concrete steps to advance these enablers, and this effort will continue in 2024.

Our D&I strategy empowering the organisation to drive impactful initiatives aligned with local context and legislative requirements. Our employee resource groups (ERGs) gained more members and exposure in 2023, and CEC members have actively partaken in activities to promote internationally recognised awareness days. This year, the ERGs helped raise awareness about the importance of several topics. Through hosting seminars, workshops and different types of sessions, several employee groups discussed gender balance in the workplace, different ethnicities in a multicultural global company, and the need to stand up against racial discrimination. Through events focused on expanding our knowledge and awareness, we aim to increase the understanding of and break stigmas around mental health, inclusion of the LGBTQ+ community, and visible and non-visible disabilities.

ERGs are voluntary, employee-led groups that come together with the aim to create a diverse and inclusive workplace, with a particular focus on a common diversity characteristic, cause, or goal. The establishment and support for ERGs is important for Equinor to learn about opportunities and challenges linked to equality and equity, and to ensure that we set actions that remove barriers for individuals who identify as part of underrepresented groups.



Statement on equality and anti-discrimination

Equinor's statement on the actual gender equality in numbers and the work related to the activity duty (statement on equality and anti-discrimination) is included in pages 77-83.

Performance disclosure

ALWAYS SAFE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	2022
Workforce for the future				
Inclusion index score (%)	I: ≥80 (2025)	●	78	77

Highlighted: Performance indicator.

- Ambition met in 2023.
- Plan in place, on track to reach longer-term ambition.
- Ambition not met in 2023.
- Plan in place, not on track to reach longer-term ambition.

Employment and recruitment	Boundary	Unit	2023	2022	2021	2020	2019	2018
Total number of permanent employees	Equinor group	number	23,449	21,936	21,126	21,245	21,412	20,525
Total new hires	Equinor group	number	2,350	1,988	886	774	1,568	905

Employees - by gender	Boundary	Unit	2023	2022	2021	2020	2019	2018
Male	Equinor group	number	16,013	15,109	14,600	n/r	n/r	n/r
Female	Equinor group	number	7,436	6,827	6,526	n/r	n/r	n/r
Total	Equinor group	number	23,449	21,936	21,126	n/r	n/r	n/r

Diversity and gender balance

Gender balance (women share of total) by category - Norway	Boundary	Unit	2023	2022	2021	2020	2019	2018
Norway	Equinor ASA	%	32	31	31	n/r	n/r	n/r
Norway - Operation and Support	Equinor ASA	%	24	23	24	n/r	n/r	n/r
Norway - Associate	Equinor ASA	%	41	46	49	n/r	n/r	n/r
Norway - Professional	Equinor ASA	%	45	45	46	n/r	n/r	n/r
Norway - Principal	Equinor ASA	%	35	34	33	n/r	n/r	n/r
Norway - Leading	Equinor ASA	%	30	29	29	n/r	n/r	n/r
Norway - Manager and Executive	Equinor ASA	%	32	32	31	n/r	n/r	n/r

Gender balance – Equinor group	Boundary	Unit	2023	2022	2021	2020	2019	2018
Gender balance total females (percentage females)	Equinor group	%	32	31	31	31	30	31
Leadership positions (women share of total)	Equinor group	%	35	35	35	32	30	29
Corporate Executive Group (CEC)	Equinor group	%	36	36	60	30	30	30
Leaders reporting to CEC	Equinor group	%	45	51	49	45	41	n/r
Business unit	Equinor group	%	39	37	38	35	36	35
Business sector	Equinor group	%	37	36	37	34	35	34
Business department	Equinor group	%	32	32	32	27	24	24
New hires (women share of total)	Equinor group	%	35	29	29	33	27	32

Earnings ratio base salary (women:men) by category - Norway	Boundary	Unit	2023	2022	2021	2020	2019	2018
Norway	Equinor ASA	%	100	100	99	n/r	n/r	n/r
Norway - Operation and Support	Equinor ASA	%	97	97	97	n/r	n/r	n/r
Norway - Associate	Equinor ASA	%	98	98	98	n/r	n/r	n/r
Norway - Professional	Equinor ASA	%	98	98	98	n/r	n/r	n/r
Norway - Principal	Equinor ASA	%	98	98	98	n/r	n/r	n/r
Norway - Leading	Equinor ASA	%	97	97	96	n/r	n/r	n/r
Norway - Manager and Executive	Equinor ASA	%	97	98	97	n/r	n/r	n/r
Earnings ratio total compensation (women:men) by category - Norway								
Norway	Equinor ASA	%	87	87	86	n/r	n/r	n/r
Norway - Operation and Support	Equinor ASA	%	84	84	82	n/r	n/r	n/r
Norway - Associate	Equinor ASA	%	88	87	85	n/r	n/r	n/r
Norway - Professional	Equinor ASA	%	89	86	84	n/r	n/r	n/r
Norway - Principal	Equinor ASA	%	87	87	87	n/r	n/r	n/r
Norway - Leading	Equinor ASA	%	91	91	91	n/r	n/r	n/r
Norway - Manager and Executive	Equinor ASA	%	96	95	92	n/r	n/r	n/r

Employment	Boundary	Unit	2023	2022	2021	2020	2019	2018
Temporary workers (number of employees)	Equinor ASA	number	374	n/r	n/r	n/r	n/r	n/r
Temporary workers (share of women)	Equinor ASA	%	37	34	n/r	n/r	n/r	n/r
Temporary workers (share of men)	Equinor ASA	%	63	n/r	n/r	n/r	n/r	n/r
Part-time workers (number of employees)	Equinor ASA	number	0[1]	n/r	n/r	n/r	n/r	n/r
Part-time workers (share of women)	Equinor ASA	%	0[1]	73	n/r	n/r	n/r	n/r
Part-time workers (share of men)	Equinor ASA	%	0[1]	n/r	n/r	n/r	n/r	n/r
Involuntary part-time (number of employees)	Equinor ASA	number	0	0	n/r	n/r	n/r	n/r
Involuntary part-time (share of women)	Equinor ASA	%	0	0	n/r	n/r	n/r	n/r
Involuntary part-time (share of men)	Equinor ASA	%	0	n/r	n/r	n/r	n/r	n/r

1) Equinor does not have any employees in part-time positions. In previous years, Equinor has reported share of women of employees who has reduced working hours under section 10-2 (4) of the Norwegian Employment Act under the section for part-time positions. This is the reason for the significant change in numbers.

Norwegian statutory parental leave, Equinor ASA 2023

Proportion of employees who have taken parental leave	Number of employees	Average weeks	Median number of weeks
Female	147	19	18
Male	465	11	12

The numbers above include both statutory paid and employee requested unpaid parental leave.

Diversity in early talent programmes

Equinor continues to invest in our emerging talents through our graduate, summer internship and apprenticeship programmes. We focus on diversity in our early talent programs and have set targets in terms of gender and nationality. In 2023, we welcomed 162 graduates, representing 35 nationalities and 41% females. In Norway, we welcomed 162 apprentices. This year we saw an increase in female apprentices with 39% of the apprentices being female, exceeding our gender target of 33% female. We also offered a summer internship programme to 204 students, representing 28 nationalities and 41% female candidates.

In 2023, Equinor was chosen as the preferred employer for the 27th time in a row by engineering students in Norway and recognised as one of the three most popular employers in the main categories within finance and IT by students. For professionals, we were recognised as top employer amongst engineers and business professionals and third amongst IT professionals in "Universum's annual ranking". In addition, the company was awarded Norway's most attractive technology workplace 2023 in the "Tekjobb-indeksen" among 70 technology companies.

	Gender balance (female:male)		Nationality balance (non-Norwegian: Norwegian)	
Programme	**Hired**	**Target**	**Hired**	**Target**
Graduates 2023	41:59	50:50	46:54	50:50
Apprentices 2023	39:61	33/66[1]	N/A	N/A

[1] The apprenticeship programme targets are set aligned to the gender share studying technical fields in Norwegian upper secondary schools.


Thailand

Performance evaluation

Workforce composition

Equinor welcomed 2,350 new employees in 2023, Our efforts to recruit new talent into renewables and low carbon solutions supports our ambition of being a leader in the energy transition and our goal of being an attractive employer within these areas. As a result of our apprenticeship programmes, recruitment efforts, and initiatives for experience transfer and development within our workforce, the average age for Equinor employees in Norway was 46 in 2023. We are encouraged by the work being done by all new and existing employees to build competence that meets our strategic needs, and we are confident that we are building a talent pipeline that enables Equinor's business ambitions.

1. Inclusion Index

To leverage the diversity of thought we have in Equinor, we actively work to increase our employees' sense of belonging, inclusion, and psychological safety. Since the establishment of the inclusion index in 2019, Equinor has used this data to determine actions and opportunities to strengthen our culture and make people feel safe to speak up and report inappropriate actions and behaviour. Equinor D&I roadmap in 2023 focused on actions to ensure inclusion of people with disabilities or caring responsibilities, people belonging to different ethnicities, the LGBTQ+ community, and people on pregnancy/parental leave. We will continue to work systematically on inclusion across diversity dimensions in 2024 to expand and build stronger competence and deeper understanding of what D&I means across Equinor globally.

In 2023, Equinor had significant positive engagement on D&I activities supported by the work done by our ERGs. For the first time, we raised global awareness on ethnicity together with the Black in Equinor ERG, and on disabilities with the Able ERG. Together with the newly established Healthy Mind ERG we made mental health resources and activities available for all employees, and focused on building healthy work environments. The Pride Makers ERG increased its internal and external activity, gaining more members, generating safety focused deliverables, and organising local pride events. The Women in Equinor ERG established two new chapters in UK and Canada during 2023, and held events and workshops throughout the year with support from colleagues, senior management, and HR. All these efforts have jointly contributed to better understanding of diversity, a safer and more inclusive workplace, increased employee well-being, and progress towards a more gender-balanced workplace.

Equinor has worked systematically with D&I since 2019. Overall, our performance in 2023 was satisfactory, with a focus on operationalising the D&I strategy and ambition. We have strengthened metrics relevant to further integrate D&I in our business and strengthening our future performance. Awareness about various diversity topics were raised, and our 2024 focus is to continue to build more knowledge and understanding about different diversity dimensions and importance of an inclusive work environment across the locations where we operate.

2. Diversity in leadership

Equinor works systematically to build a sustainable, robust, and diverse leadership pipeline that feeds through to diverse leadership teams. Our focus was on monitoring gender balance and nationality, while continually working to set up teams that, together, represent diversity beyond these two dimensions. Our systematic focus on developing female leaders is reflected in the continued increase in female leadership over the years, with 45% females among leaders reporting to the CEC in 2023. We continue to focus on representation of nationalities other than Norwegian in our leadership to ensure we represent our global operations.

3. Gender pay gap

We monitor our progress on D&I using available diversity data on gender balance and nationality. Equinor reports the earnings ratio between males and females for both total compensation and base pay. Norwegian authorities require reporting on full breakdown of earning ratios in all major Equinor locations by Equinor's job structure every other year. Equinor will report on this data annually to strengthen transparency on our gender pay gap. Further details on our gender pay gap reporting are available in the Equinor data hub. For 2023, we are pleased to see that the gender pay gap for base pay is 0 for Equinor ASA. We note that there is a gender pay gap in total compensation than in base pay in all our locations. This is largely driven by additional compensation items linked to roles where there is a higher representation of men than women, for example offshore roles receiving offshore allowances. We have partnered with Mercer to perform regression analysis in Norway, UK, US and Brazil to better understand the adjusted total pay gap which is a better reflection of differences in pay for like work. The results of this study show an adjusted total pay gap of 0.73% in favour of men across those four major locations, and an adjusted total pay gap of 0.63% in Equinor ASA in favour of men. During 2024, Equinor will work to better understand the drivers for these differences and identify potential remedial actions to address them.

4. Monitoring our D&I progress

The number of sexual harassment cases in 2023 remained stable compared to 2022. By openly discussing sexual harassment in the workplace through sessions and safety moments available for the organisation globally, as well as specific leadership workshops, we attained an increased awareness and deeper understanding of the seriousness of the topic in 2023 across the orginisation. Our Code of Conduct was updated with a strengthened emphasis on the expectation for leaders and employees to contribute to a working environment free from harassment and discrimination through improved guidelines to prevent these cases. The 2023 GPS results are strong and show significant improvement in the scores for the question about our employees feeling safe to speak up without fear of retaliation. This is particularly important evidence of our ambitions to prevent sexual harassment or any similar inappropriate actions and behaviours. We will continue to keep the topic high on our agenda for 2024 by actively promoting existing initiatives.




Always safe
High value
Low carbon

High value

We place value at the forefront of everything we do. Our value can be determined by "how" we perform and operate in addition to "what" we deliver and achieve.

The High value material topics seek to enable us to be competitive and create value throughout the energy transition.

Profitable portfolio: Portfolio development and composition to ensure ongoing profitability with risk assessment and management of current asset base.

Energy provision and value creation for society: Securing energy supply and generating revenue, job opportunities and economic prosperity through local employment, procurement and taxes.

Integrity and anti-corruption: Preventing corruption and ensuring ethical business culture across the company.

Gullfaks C and Hywind Tampen.


Always safe
High value
Low carbon

Profitable portfolio

Contextual introduction

Equinor's portfolio delivered strong results in 2023 based on our ability to maintain stable delivery of oil and gas, particularly to Europe. Sustaining a profitable portfolio and reliably supply energy through the transition, Equinor is transforming its portfolio to become a broad energy company. Equinor believes that by being a leading company in the energy transition, we can not only reduce our own CO_2 footprint, but also maximise value for both society and our shareholders. Building a portfolio that has robust profitability through future cycles will be essential for us to deliver on our Energy transition plan and provide shareholder value.



Indicators/Metrics
Relative Total Shareholder Return (Relative TSR) (quartile)
Relative ROACE* (peer group rank)
Return on Average Capital Employed* (ROACE) (%)
Organic Capex* (USD billion)
Equity production liquids and gas (mboe per day)

Key impacts on nature and society
We aim to have a profitable and robust portfolio to provide long-term value to our employees, shareholders and societies where we operate, as well as supporting ongoing investments to create future value from energy transition opportunities.

Financial materiality

Market conditions such as fluctuating commodity prices, as well as exchange rates and general macroeconomic outlook could significantly affect financial performance of our investments.

Geopolitical and political factors, including legal and policy changes, could impact our business plans, including access to resources, and financial performance.

Physical effects of climate change could disrupt our operations or increase costs and impact financial performance.

Changes to Equinor's hydrocarbon resource base estimates and ability to access low carbon opportunities can impact future production, revenues and expenditures as well as delivery of our strategy.

"Profitable portfolio" pertains to the following GRI standards: GRI 201; GRI 302

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

Portfolio composition

Our ambition is to build a focused, carbon efficient oil and gas portfolio, complemented with renewable and low-carbon solutions to create long-term value while supplying reliable energy with progressively lower emissions. Future commodity prices are uncertain and Equinor believes it is positioned to capture the upside and withstand the downside.

As illustrated by the following graph, the gross capex* share to renewables and low-carbon solutions increased from 14% in 2022 to 20% in 2023. Based on current portfolio forecasts, we are progressing on our ambitions to have more than 30% of annual gross capex* to renewables and low-carbon solutions in 2025 and above 50% in 2030. Our capital allocation will be contingent on access and profitability, aligning with our ambition of maintaining an average return on capital employed of around 15% in 2035.


Gullfaks C

Renewables & Low Carbon Solutions share of gross CAPEX*


100 %
0 %
14 %
20 %
>30 %
>50 %
2022
2023¹
2025
2030
ambition
REN/LCS
O&G

1) For 2023, over 90% of the share to REN/LCS was allocated to renewables

Due to the long-term nature of investments in energy projects, the increasing proportion of our investments in renewable projects is expected to have a growing impact on oil, gas and renewable production ratios as projects come into operation. In 2023 Equinor produced a total of 4.4 million TJ of energy, of which 18 thousand TJ was from renewables. By 2030, we have an ambition to have a total of 12-16 GW of installed net renewable capacity, expected to produce between 35 and 60 TWh annually, while maintaining our energy production from oil and gas at around the same level as today. By 2035 we aim to produce more than 80 TWh of renewable power and decarbonised energy[1], of which above 65 TWh is aimed to be renewable power.

1) Decarbonised energy defined as hydrogen, ammonia and gas to power with CCS.

Energy production indicator

(Equinor production, expressed as fossil fuel equivalents)


Oil production
2,313,473 TJ
Gas production
2,018,514 TJ
Gas to power [1] [2]
15,514 TJ
Wind energy delivered to grid [3]
15,153 TJ
Solar energy delivered to grid [3]
3,028 TJ
0
20,000
2,000,000

[1] Energy delivered to grid from gas fired power plants based on third party gas.

[2] The primary energy of fossil based electricity is equal to the energy content of the combusted fuel. Actual gas consumption data is used to calculate this figure.

[3] The primary energy of renewable electricity is calculated based on the equivalent amount of fossil fuel required to generate that amount of electricity in a standard thermal power plant with an efficiency of 36.8%. This means that renewable energy delivered to grid (expressed as TJ) is multiplied with a factor 1/0.368 = 2.7.

Investment criteria

Equinor's strategy is to continue to create long-term, high value growth by developing a broad portfolio and applying strict robustness criteria to investments. To maintain a valuable portfolio in different possible energy transition pathways, Equinor has a financial framework in place addressing climate-related risks and the robustness of investment proposals.

When a project is being sanctioned, it is assessed on multiple measures:

- Net present value (NPV): to bring value to the company and our shareholders.
- Price sensitivities: to assess the impact of different prices on the investment.
- Other considerations include: safety, security and sustainability, optionality, resource efficiency and alternative cost, strategic value, country risk, operational capacity and capability. We undertake environmental and social impact assessments for all new projects including consideration of potential human rights impacts.

In addition, for oil and gas projects, the following assessments are undertaken:

- Break-even price: to remain robust in low-price scenarios we use a break-even target for all oil and gas projects.
- CO_2 intensity: all oil and gas projects are measured on scope 1 CO_2 intensity (upstream).
- Carbon pricing: a CO_2 cost acts as an additional element of robustness, including application of Equinor's internal carbon price when calculating financial metrics.

For renewable projects we also assess the internal rate of return (IRR), real, after tax, full cycle, excluding effects from farm downs and project financing.

Equinor recognises that planned investments that are not sanctioned can have negative economic consequences for connected suppliers, partners, and end users of energy. We therefore work closely with all stakeholders, including local governments to explore solutions that enable Equinor to proceed with investment, or alternatively to find new developers or owners.

Climate scenario testing

Transition stress test - Since 2016 Equinor has assessed its resilience against the scenarios from the IEAs World Energy Outlook (WEO) report. We assess the portfolio transition risk by testing the net present value after tax (NPV) and the revenue robustness by applying price assumptions for oil, natural gas and CO_2 tax in each of the WEO scenarios, relative to using Equinor`s commodity price assumptions. Additionally, we assess potential impairments (detailed in note 3 Climate change and energy transition to the Consolidated financial statements) when applying the price assumptions in the relevant WEO scenarios.

Physical climate risk assessment - Equinor also disclose an assessment of the portfolio exposure to possible climate-related hazards, using the Shared Socioeconomic Pathways (SSP`s) scenarios provided by the Intergovernmental Panel on Climate Change (IPCC).

By evaluating our portfolio against the scenarios outlined in the WEO report and assessing physical climate risk exposure, we can ensure that we have a resilient value creating portfolio that is able to remain profitable through challenging market conditions and climate scenarios.

IEAs WEO scenarios	Stated policies scenario (STEPS)	Announced pledges scenario (APS)	Net-zero emissions by 2050 scenario (NZE)
Description	A scenario based on the latest implemented policy settings, including energy, climate, and related industrial policies.	A scenario where all national energy and climate targets made by governments are met on time and in full.	A scenario where the world moves on a potential path towards limiting global warming to 1.5 °C relative to pre-industrial levels.
Temperature rise to 2100 (from preindustrial levels)	2.4 °C	1.7 °C	1.4 °C
Change in demand for Oil in 2050 (from 2022)	+1%	-43%	-75%
Change in demand for Natural Gas in 2050 (from 2022)	0%	-42%	-78%
Change in REN TWh production in 2050 (from 2022)	~350%	~550%	~700%

Transition stress test results - Compared to last year's annual report, the positive impact of the STEPS scenario declined from 41% to 11%, while the impact of the APS scenario changed from positive 17% to negative 5%, as illustrated by the figure below. The impact from the NZE scenario resulted in a 42% decrease in NPV this year, compared to a decrease of 22% in the previous year. Consistent with previous years, we assume a linear bridging between the prices in the current year and the first price point given by the IEA in 2030, which also this year significantly impact the change in results from year to year.

The figure below illustrates the changes in revenues from Equinor`s portfolio in the WEO scenarios relative to using Equinor`s commodity price assumptions for 2030 and 2035. The STEPS scenario provides a positive effect, with a 4% and 3% increase in 2030 and 2035 respectively. In the APS scenario, the revenue decreases by 3% and 5% in 2030 and 2035, while the revenue in the NZE decreases by 27% and 23% in 2030 and 2035 respectively.

Our long-term strategy remains firm, and our portfolio and capex flexibility can reduce the negative impact seen in the low-price scenarios by mitigating actions such as re-optimising the non-sanctioned portfolio. Furthermore, the scenarios only stress oil, natural gas and CO_2 price, not reflecting the potential impact on our renewable and low carbon solution projects in an accelerated transition scenario, as indicated by the increasing market size of CCUS and a global growth in renewable energy production of ~700% by 2050 in the NZE scenario, as illustrated in the IEAs WEO scenarios table.

Change in net present value after tax (NPV)


20%
0%
-20%
-40%
11 %
-5 %
-42 %
STEPS
APS
NZE

Change in revenue


20%
0%
-20%
-40%
4 %
-3 %
-27 %
3 %
-5 %
-23 %
2030
2035
STEPS
APS
NZE

Portfolio robustness - The figure below illustrates the oil price in each of the scenarios from the IEAs WEO report, based on interpolation between the price points in 2030, 2040 and 2050, relative to Equinor`s price assumptions on Brent Blend in the equivalent years. These price paths are used to assess the robustness of Equinor`s portfolio towards the outcomes in each of the scenarios.


Portfolio robustness and Oil price per WEO scenario¹
(USD/BBL)
90
80
70
60
50
40
30
20
10
0
2025
2030
2035
2040
2045
2050
NZE Oil price development towards 2050
~35 USD/BBL
Break even
Volume weighted average²
Management`s price assumptions
STEPS
APS
NZE

1) For comparability, prices are converted to real 2023, and USD 2 per boe transportation cost for oil production is added to the oil price in the WEO scenarios, to compare with Brent Blend.
2) Upstream projects coming on stream within 10 years.

The oil and gas projects coming on stream within the next 10 years have a pay-back time at around 2.5[2] years and a volume-weighted break-even at around 35 USD/bbl[3], below the oil price in NZE in both 2030 and 2040. As such, our oil and gas portfolio is expected to remain robust even to a sharp decline in prices as seen in the NZE scenario. Equinor also maintains significant capex flexibility in our current portfolio, with only our sanctioned projects being committed, representing less than 50% of the yearly organic capex* from 2025. This will allow us to optimise and re-prioritise our non-sanctioned projects to ensure we continue to generate high value through cycles.

As previously mentioned, these scenarios do not fully capture the upside potential Equinor could capture in renewables and low carbon solutions. For renewables, we maintain our expectations of a real base project return of 4% to 8% (after tax, full cycle, excluding effects from farm downs and project financing). From this level we can capture additional value by pulling different levers depending on the project and market, as exemplified by Dogger Bank and our onshore solar plants in Europe achieving equity returns of 12-16%. For our low carbon solution projects, we expect real base project returns of 4-8% in the early phase with government support while maturing the markets. As markets mature, we expect further value uplift potential.

Methodology - NPV is calculated forward looking from 2024. We test the change in NPV and revenues of our portfolio by applying the price assumptions for oil, natural gas and CO_2 tax in each of these scenarios and compare the impact towards the value calculated at our commodity price assumptions. Equinor`s commodity price assumptions are based on management`s best estimate of the development of relevant current circumstances and the likely future development of such circumstances. This price-set is currently not equal to the price-set in accordance with achieving net-zero emissions by 2050 as outlined in the WEO Net Zero Emissions by 2050 scenario. Consistent with previous years, we assume a linear bridging between 2023 prices and the first price point given by the IEA in 2030. We further assume a linear interpolation between IEA`s prices from 2030 to 2050 and that the price in 2050 is kept constant in real terms thereafter. USD 2 per boe transportation cost for oil production is added to compare with Brent Blend. Finally, exploration activities are not included due to the uncertainties related to potential discoveries and development solutions. The results of this NPV and revenue transition test should not be directly compared with the result of the impairment test shown in note 3 Climate change and energy transition to the Consolidated financial statements, as they are not stress testing the same financial metric, although both are based on the same WEO scenarios and commodity price assumptions.

Carbon pricing and carbon costs - For portfolio and decision analysis, our base assumptions include a carbon cost for all assets and projects. In countries where no such cost exists, we use a generic cost starting from 2025. We use a default minimum at 82 USD per tonne (real 2023), that increases to 115 USD per tonne by 2030 and stays flat thereafter. In countries with higher carbon costs, we use the country-specific cost expectations. This carbon cost is included in investment decisions and is part of break-even calculations when testing for profitability robustness. The actual CO_2 costs for Equinor-operated assets were USD 1,276 million in 2023.

2) Includes sanctioned, non-sanctioned and IOGR projects. Based on reference case 75 USD/bbl. Volume weighted from production start.
3) Includes sanctioned, non-sanctioned and IOGR projects. Volume weighted average.

Carbon cost relative to base assumptions


NZE
Equinor
APS
STEPS
101 %
100 %
93 %
78 %

The illustration above shows the total carbon cost in the WEO scenarios, relative to the total cost using Equinor's commodity price assumptions, based on the same volume base. The STEPS and APS scenarios from the WEO report predicts lower absolute carbon costs compared to Equinor's assumed CO_2 cost. The NZE scenario has a marginal higher carbon cost compared Equinor's internal assumptions, which demonstrates that Equinor`s carbon pricing assumptions are in line with a potential scenario where the world moves towards limiting global warming to 1.5 °C relative to pre-industrial levels.

Physical Climate Risk

Equinor's portfolio comprises offshore and onshore assets across a diverse set of regions around the world. While the company's core business today is centered on the NCS, the move towards a broader and more international energy company will lead to changes in the company's geographic footprint.

In accordance with the TCFD[1] recommendations, Equinor is addressing climate-related physical risks for our assets, including both acute (extreme weather events) and chronic risks (longer-term shifts, such as sea level rise). To assess the exposure of our assets to possible climate-related hazards we model the portfolio to different climate scenarios using data analytics software, provided by Jupiter Intelligence. In 2023 we assessed the exposure of 117 assets in which Equinor has an equity interest to several hazards, including wind, heat, fire, flood, hail, waves, sea level rise and precipitation. The data provide details on hazard exposure both today and the expected change in exposure between 2020 and 2050. We have also performed a third-party verification of the results for some selected assets to enhance our understanding of uncertainties and give input to further improvements.

The results for our onshore and offshore assets for the SSP5-8.5 scenario can be seen in the figures below, which also show the relative book value of different clusters of assets by reporting segment. An increase in temperature and an increase in the frequency and intensity of extreme weather events under SSP 5-8.5 is widely considered to be an unlikely scenario beyond current business-as-usual scenario, but it is included following the precautionary principle and in accordance with EU Commission guidance. Consistent with information published in the 2022 report, the model provides hazard scores equally weighting across wildfire, flooding, hail, heat, precipitation and wind. Sea level rise is also included in the modeling. While the assessment provides details on the exposure of assets to different hazards, it is not a direct indication of risk, as all Equinor installations are designed to tolerate a range of meteorological conditions as appropriate to their location.

As shown in the figure below, the results show that the majority of Equinor's onshore assets by book value are assessed as having relatively limited exposure to climate-related change in physical environment. The onshore assets subject to the highest present-day exposure and with the greatest changes in exposure towards 2050 are the EPI and REN assets in South America.

Several of the parameters studied are not relevant for our offshore portfolio, and in 2023 we have added wave modeling to the assessments of the offshore assets. As the results for the wave modeling and wind are consistent, the resulting scores for our offshore portfolio are based on a single parameter, the 100-year return period wind speed, which also is commonly used to measure tropical cyclone risk.

Onshore portfolio exposure[1] to physical climate hazards according to the SSP5-8.5[2] scenario


Expected change exposure 2020-2050 score
30
25
20
15
10
5
0
- 5
- 10
EPI South America
REN South America
REN Europe and Asia
EPI USA
EPI North Africa
MMP Europe
10
30
50
70
90
Present day exposure score

[1] Bubble size based on relative size of the book value of assets.
[2] SSP5-8.5 reflects a fossil fuel-intensive world combined with high radiative forcing and represents a very high greenhouse gas emissions scenario.

As shown in the figure below, the results show that the majority of Equinor's offshore assets by book value are assessed as having relatively limited exposure to physical climate risks. For most of the installations, the initial screening of exposure indicates that the increased exposure will be within the design margins of the installation. Those assets subject to the highest present-day exposure are offshore installations in the US Gulf of Mexico and REN North America, while those with the greatest changes in exposure towards 2050 are the renewable installations in North America and oil and gas assets in Sub-Saharan Africa.

Offshore portfolio exposure[1] to physical climate hazards according to the SSP5-8.5[2] scenario


Expected change exposure 2020-2050 score
30
25
20
15
10
5
0
- 5
- 10
REN North America
EPI USA
EPI Sub-Saharan Africa
REN Europe and Asia
EPI Canada
EPN Norway
EPI Europe and Asia
EPI South America
10
30
50
70
90
Present day exposure score

[1] Bubble size based on relative size of the book value of assets.
[2] SSP5-8.5 reflects a fossil fuel-intensive world combined with high radiative forcing and represents a very high greenhouse gas emissions scenario.

More detailed risk assessments are required to assess the climate risk and to implement mitigating measures,

1) TCFD: Task Force on Climate-Related Financial Disclosure.

as required. In 2023 we have outlined a methodology in accordance with our risk management process and performed initial risk assessments. This includes input to a bankability report for a Polish wind farm, including supply of personnel and goods, in accordance with the TCFD requirements. The results for the assets assessed so far show that these facilities are resilient to the changes in the modelled future climate scenarios. We will continue to assess the current and future exposure of our portfolio to physical climate changes and to implement preventive and mitigating measures.

Profitable portfolio

By carefully evaluating investment criteria to develop our future portfolio and assessing our current portfolio for physical climate risk exposure, we can ensure we have resilient value creating assets able to be profitable through challenging market conditions and climate scenarios. It also empowers us with knowledge to implement any measures to ensure we are profitable for the future and able to create value for shareholders through capital allocation and distribution.

Relevant policies and standards

- The Equinor Book
- Code of Conduct

Performance disclosure

HIGH VALUE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	Performance 2022
Profitable portfolio				
Relative Total Shareholder Return (Relative TSR) (quartile)	Above average in ranking among peers[1]	● (red)	8 of 12	6 of 12
Relative ROACE* (peer group rank)	First quartile in ranking among peers[1]	● (green)	1 of 12	1 of 12
Return on Average Capital Employed* (ROACE) (%)	>15% yearly (2023-2030)[1, 2]	● (blue)	24.9	55.1
Organic Capex* (billion USD)	2023 outlook guiding 10-11[1]	● (blue)	10.2	8.3[3]
Equity production liquids and gas (mboe per day)	2023 outlook guiding ~3% above 2022[1]	● (red)	Growth 2% (2,082)	2,039

Highlighted: Performance indicator.
1) Outlook and ambitions presented at CMU 2023 or in Annual report 2022.
2) Based on 2023 CMU reference case (70 USD/bbl).
3) Adjusted to USD/NOK exchange rate assumption in the Outlook presented at CMU 2022.

● (green) Ambition met in 2023.
● (blue) Plan in place, on track to reach longer-term ambition.
● (red) Ambition not met in 2023.
● (yellow) Plan in place, not on track to reach longer-term ambition.



Performance evaluation

Investments
In 2023, capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 5 Segments to the Consolidated financial statements, amounted to USD 14.5 billion, of which USD 10.2 billion were organic capital expenditures*.

In 2022, capital expenditures were USD 10.0 billion, as per note 5 Segments to the Consolidated financial statements, of which organic capital expenditures* amounted to USD 8.1 billion.

In Norway, a substantial proportion of 2024 capital expenditures will be spent on ongoing development projects such as the Johan Castberg, Munin, Irpa, and Halten Øst. In addition, capital expenditures will be spent on various extensions, modifications and improvements on currently producing fields and on exploration opportunities.

Internationally, we estimate that a substantial proportion of 2024 capital expenditures will be spent on projects with recent final investment decisions such as Raia, Rosebank and Sparta. In addition, 2024 capital expenditures will be mainly spent in Bacalhau field and non-operated onshore activity.

Within renewable energy, capital expenditure in 2024 is expected to be spent mainly on offshore wind projects. In addition, further investments are planned in our onshore projects.

Equinor finances its capital expenditures both internally and externally. For more information, see debt and liquidity management in the section 2.1.

Equinor has committed to certain investments in the future. A large part of the capital expenditure for 2024 is committed. The further into the future, the more flexibility we will have to revise expenditures. This flexibility is partially dependent on the expenditure joint venture partners agree to commit to. For further information, see note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.


Melkøya

Equinor may alter the amount, timing or segmental or project allocation of capital expenditures in anticipation of, or as a result of several factors outside our control.

Return on average capital employed (ROACE)*
The return on average capital employed (ROACE)* was 24.9% in 2023, compared to 55.1% in 2022. The change from 2022 was due to decrease in adjusted earnings* after tax.

Relative ROACE* (peer group rank)
On relative ROACE* Equinor was ranked first in the peer group, which is a position in the first quartile.

	For the year ended 31 December				
(in USD million, unless stated otherwise)	**2023**	**2022**	**2021**	**2020**	**2019**
Share information[1)]					
Diluted earnings per share (in USD)	**3.93**	9.03	2.63	(1.69)	0.55
Share price at OSE (Norway) on 31 December (in NOK)[2)]	**322.15**	351.80	235.90	144.95	175.50
Share price at NYSE (USA) on 31 December (in USD)	**31.64**	35.52	26.33	16.42	19.91
Dividend paid per share (in USD)[3)]	**3.60**	1.68	0.56	0.71	1.01
Weighted average number of ordinary shares outstanding (in millions)	**3,021**	3,174	3,254	3,269	3,326

1) See section 5.1 Shareholder information for a description of how dividends are determined and information on share repurchases.
2) Last day of trading on Oslo Børs was December 29th, 2023, and December 30th, 2022.
3) See note 20 Shareholders' equity, capital distribution and earnings per share to the Consolidated Financial Statements.

Relative TSR
Equinor performs an assessment of performance against a peer group of 11 European and U.S. companies by relative Total Shareholder Return (TSR). In 2023 Equinor is number eight with a TSR of -0.2% (measured in USD).


Always safe
High value
Low carbon

Energy provision and value creation for society

Contextual introduction

Energy powers businesses, fuels transportation, and enables the production of goods and services. Within our home, energy provides heating, cooling and lighting, and allows for access to digital services. As the energy transition progresses, we continue to balance our obligation to provide energy security with the need for decarbonisation and affordability.

With the recent energy crisis and geopolitical instability, a key priority in 2023 was energy security, given that Equinor is one of Europe's largest energy companies. This year, we provided 2,082 mboe per day of oil and gas and 4,235 GWh of electric power. The aim of being a reliable energy partner stays firm.

Delivering value to society beyond its products and services, is fundamental to any business. In the communities where we are present, we also create jobs, pay taxes to governments, and provide income opportunities to our approximately 8,000 suppliers and sub-suppliers. In addition, we support socioeconomic development and humanitarian relief through voluntary and mandatory social investments, strategic sponsorships and donations.

More information about our tax contributions and payments to governments can be found in the stand-alone Payments to governments report.


The Sture Terminal

Indicators/Metrics

- Energy production (TJ to market)
- Payments to governments (USD billion)
- Share of procurement spend locally (%)

Key impacts on nature and society

Through our balancing of affordability, security and sustainability in our energy provision, and through making contributions to the societies where we operate, we can significantly influence socio-economic development.

Financial materiality

Changes in political, economic, and social factors related to the energy trilemma could present new opportunities, affect attractiveness of opportunities and value from current and future investments.

Remaining commercially and technologically competitive is important to develop and operate an attractive portfolio of assets in current and new value chains. Deployment of innovative or new energy technologies could enhance or threaten value of Equinor's expected energy portfolio and impact our planned strategy execution in the transition to a broad energy company.

Changes in investor and societal sentiment related to our portfolio and performance can affect our access to capital markets, attractiveness for investors, and potentially restrict access to finance or increase financing costs.

"Energy provision and value creation for society" pertains to the following GRI standards: GRI 202, GRI 203; GRI 204; GRI 207; GRI 413; GRI 415

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

Energy provision
To produce and provide energy in a way that creates value to society is a balancing act that we face daily. As an energy company, we need to balance the energy trilemma of affordability, security, and sustainability. The economic and geopolitical instability in 2023 emphasised the societal importance of energy security.

To increase security of supply we are shifting towards more long-term agreements that are predictable for all parties and facilitate energy planning. The 2023 gas sales agreements with Germany's state-owned energy company SEFE, for 111 terawatt hours until 2034, and a Letter of Intent for hydrogen supply towards 2060, serve as examples of how we manage long-term, reliable supply of energy and decarbonisation at scale.

Tax contribution
We believe that responsible and ethical behaviour is a prerequisite for sustainable business. Tax transparency is promoted through our Tax and transparency policy and our Code of Conduct, and supported through our membership in the Extractive Industries Transparency Initiative (EITI), where Equinor has been an active supporter since its beginning in 2009. Equinor was among the first major O&G companies that voluntarily disclosed payments to governments in 2004.

We do not tolerate or support the facilitation of illegal tax evasion. Our tax planning is driven by the objective to match income with expenses to obtain a tax deduction for all valid business costs and to avoid double taxation according to the principles of domestic laws and guidelines.

Equinor ensures efficient compliance with tax rules and regulations by engaging openly with tax authorities around the globe concerning uncertainties or tax disputes which may arise.

We believe that transparency goes beyond the provision of legally required information to tax authorities, it extends to proactive consideration of other stakeholders. Therefore, we publish annually a Tax contribution report and a Payment to governments report, read more here Governance and transparency - Equinor.

Local procurement and employment
Equinor strongly supports building local capacity, and we seek to prioritise goods and services from local suppliers wherever possible. Where goods and services are competitive in terms of price, quality and delivery, our contracting and procurement strategy gives first consideration to those produced and provided locally. First consideration for employment and training opportunities is also given to qualified local residents who otherwise meet all of the qualifications required. We actively engage in local supplier development, training, wider social investment partnerships and local outreach programmes to facilitate local employment and use of local suppliers.

Social investments
In alignment with our just transition approach, our social investments strategy focuses on education, skills-and capacity-building, nature restoration and enhancement, and access to energy for vulnerable groups. These investments are identified and managed at a local level and will be measured by positive impact to people, as well as annual investment cost. All social investments are evaluated for strategic fit and comply with internal procedures, including anti-corruption compliance requirements, as well as local regulations.

Local authorities and non-governmental organisations also help us understand the needs and expectations of our host communities. These are key to informing business models and project strategies that can deliver lasting value to the community and its support to our activities.

Our new long-term partnerships with humanitarian aid organisations Red Cross and the Norwegian Refugee Council with fixed yearly donations allow for predictability and continued engagement as well as efficiency in delivering ad hoc local projects.

Relevant policies and standards

- The Equinor Book → Our Purpose
- The Equinor Book → Our Vision


Apodi Solar

Performance disclosure

HIGH VALUE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	2022
Energy provion and value creation for society				
Energy production (TJ to market)[1]	Not applicable		4,365,682	4,265,540
Payments to governments (billion USD)	Not applicable		31.0	49.2
Share of procurement spend locally (%)	Not applicable		89	89

1) Oil prod: 2,313,473 TJ, Gas prod: 2,018,514 TJ, Gas to power: 15,514 TJ, Wind to grid: 15,153 TJ and Solar to grid: 3,028 TJ.

- Ambition met in 2023.
- Plan in place, on track to reach longer-term ambition.
- Ambition not met in 2023.
- Plan in place, not on track to reach longer-term ambition.

4,365,682 TJ of energy provided

USD **28** billion in taxes paid

8,000 suppliers and sub-suppliers

USD **18.1** billion in local procurement/ **89%** of procurement spent locally

USD **9.8** million in social investments and donations



Mongstad Refinery

Economic value created and distributed	Boundary	Unit	2023	2022	2021	2020	2019	2018
Energy provision	Equinor Group	Terra joule (TJ)	4,365,682	4,265,540	4,341,168	4,334,998	4,335,242	4,403,821
Tax contribution	Equinor group	USD billion	28.0	45.2	9.0	3.1	8.8	9.6
Payment to governments (Total economic contributions to governments)	Equinor group	USD billion	31.0	49.2	11.8	4.5	11.6	13.4
Purchase of goods and services (Total procurement spend)	Equinor group	USD billion	18.1	17.1	15.7	16.1	18.4	17.4
Total share of spend locally	Equinor group	%	89	89	91	89	85	n/r
Corporate donations spend	Equinor ASA	USD million	6.4	7.6	1.6	1.8	0.2	0.8
Total social investments spend (excl. Norway and Denmark)	Equinor group	USD million	3.4	6.3	1.9	1.4	3.1	2.1
Voluntary social investments spend	Equinor group	USD million	0.9	0.6	0.4	0.6	2.2	1.1
Mandatory social investments spend	Equinor group	USD million	2.5	5.7	1.4	0.8	0.9	1.0

Enabling societal progress through tax contributions

Paying the right tax where value is created is central to Equinor's commitment to contributing to progress for societies. In 2023, the Equinor group paid USD 28 billion in corporate income taxes and USD 3 billion in royalty payments and fees to local and national governments, including host entitlement. USD 27 billion was paid in Norway, where Equinor has the largest share of its operations and earnings. The reduction in corporate income tax payments relative to the prior year is due to the impact of lower commodity prices in 2023 compared to the extraordinary market conditions of 2022.

The full Payments to governments report for 2023 pursuant to the Norwegian Accounting Act §3-3d and the Norwegian Security Trading Act §5-5a can be found at our website: Governance and transparency - Equinor. We published our second tax contribution report in December 2023, which provides further insight into our approach to tax and explains why and where we pay the taxes we pay.

Procurement and employment that enable growth and opportunities

Thriving domestic supply chains are important for regional economic development and for us, as we deliver new projects and invest in long-term infrastructure that will be operational for decades. A significant contribution to society in terms of monetary value is our purchase of goods and services, totalling approx. USD 18.1 billion in 2023, of which 89% was spent locally. As a large company, we are also a significant source of employment in the communities where we operate. In 2023 we employed 2,350 number of people across 17 countries.

Energy provision

Energy production indicator

(Equinor production, expressed as fossil fuel equivalents)


Oil production
2,313,473 TJ
Gas production
2,018,514 TJ
Gas to power [1] [2]
15,514 TJ
Wind energy delivered to grid [3]
15,153 TJ
Solar energy delivered to grid [3]
3,028 TJ
0
20,000
2,000,000
2023
2022

[1] Energy delivered to grid from gas fired power plants based on third party gas.

[2] The primary energy of fossil based electricity is equal to the energy content of the combusted fuel. Actual gas consumption data is used to calculate this figure.

[3] The primary energy of renewable electricity is calculated based on the equivalent amount of fossil fuel required to generate that amount of electricity in a standard thermal power plant with an efficiency of 36.8%. This means that renewable energy delivered to grid (expressed as TJ) is multiplied with a factor 1/0.368 = 2.7.

Supporting a just energy transition

We are committed to contributing to an energy transition that is just and inclusive, that respect human rights and brings about long-term social and economic benefits. To achieve this, we engage in dialogue and collaboration with all our key stakeholders – our workforce, supply chain, partners, industrial customers and local communities. Notable examples include:

Norway: The Northern Area Unit

Equinor has established a unit called "the Northern Area Unit" with a mandate to strengthen value creation, collaboration and competence building in this region. The unit works with suppliers to identify opportunities for local deliveries, and to enhance supplier development. Measures to strengthen local recruitment are also initiated, e.g. the "North development program", and an industry development program, "Empowering northern societies" is also established, addressing key challenges related to market, technology and society in the energy transition.

UK: Rosebank investments bring local opportunities

In the UK, Rosebank oil and gas field is expected to create ripple effects in the supply chain and boost local job creation. According to a socioeconomic study, if sanctioned, it is estimated to create GBP 8.5 billion of direct investment, of which GBP 6.6 billion is likely to be invested in UK-based businesses. During the peak of the construction phase the project is expected to support around 2,000 jobs, and it will continue to support around 525 UK-based jobs during the 25 years lifetime of the field. We acknowledge there is public debate about our Rosebank oil and gas field in the UK, and we respect the differing views. Nevertheless, we believe there are sound reasons for developing Rosebank. This project is part of our contribution to energy security, creating jobs, and we plan to reduce CO_2 emissions from production through electrification measures.

US: Offshore Wind Ecosystem Fund

The Ecosystem Fund is a collaboration between Equinor and the New York City Economic Development Corporation (NYCEDC) to foster the offshore wind industry in New York City. The Ecosystem Fund will contribute $5 million towards the following objectives:

- Scaling the talent pipeline in offshore wind-related careers
- Supporting low-income New Yorkers and New York City Housing Authority residents in the green energy transition
- Growing the green energy innovation ecosystem in New York City

Social investments
In 2023, we spent USD 3.4 million[1] on social investments internationally[1], the majority of which were contractual obligations. The mandatory investments are often longer-term initiatives targeted towards underprivileged groups with a focus on science, technology, engineering and maths (STEM) education, vocational training and skills building to improve employability, as well as healthcare and economic empowerment for women. Our voluntary social investments are aligned with our just transition framework, helping drive resilience in our host communities. In 2023 material contributions included support for our community funds in the US and UK, as well as collaboration with the fishing industry in Brazil. An overview of Equinor's social investments in 2023 is presented in our Sustainability data hub.

Supporting humanitarian efforts in the longer-term
Supporting humanitarian organisations is aligned with Equinor's sustainability strategy and our just transition plan. We prioritse longterm partnerships to increase predictability and effectiveness for our partners. In 2023, we signed partnership agreements with Red Cross and the Norwegian Refugee Council, which commit us to a dedicated yearly amount per partnership. 50% is allocated to mutually agreed projects, and 50% is allocated freely by the partner organisation. This amounts to a total of NOK 40 million per year for both organisations. Equinor will also use the partnerships for additional local donations to projects, as relevant. The agreements run for three years, plus an optional extension for two more years.

Performance evaluation

While the urgency of the climate challenge is clear, the world faces several related imperatives, including affordability of energy, security of supply, and ensuring a just and equitable energy transition. The political and market volatility of recent years has underlined the importance of energy security and the close relationship between energy prices and macroeconomic stability. With an inflation affecting both consumer ability to pay as well as prices of input goods through the supply chain, the need for reliable and affordable energy has become more apparent.

Overall, we increased our provision of energy by 2% in 2023, positively contributing to energy security. However, as gas prices were significantly down compared to the extraordinary price levels seen in 2022, our revenues decreased, and our tax contributions and payments to governments reduced accordingly.

Despite the drop in revenues, we continued our local spending and job creation at former levels, and we increased our voluntary investment spending. We deem our contributions to the communities we operate in a key element of sustainable and long-term value creation.



1) Total social investments spend, excluding Norway.

Always safe
High value
Low carbon

Integrity and anti-corruption

Contextual introduction

At Equinor, we believe that an ethical business culture is the cornerstone of a sustainable company. As our presence around the world includes countries with high risk of corruption, we recognise the need to uphold and follow the highest integrity and anti-corruption standards.

Our commitment to conduct business in an ethical, socially responsible and transparent manner remains constant. A main focus area in 2023 was to further integrate Equinor's ethics and compliance programmes when developing our business as part of the energy transition and to help drive a powerful integrity culture within a fast-growing organisation.

Equinor has a zero-tolerance policy towards all forms of corruption. This is embedded across the company through our values, Code of Conduct and ethics and compliance programmes.



Indicators/Metrics

Confirmed corruption cases (number of)

Employees who signed-off the Code of Conduct (%)

Key impacts on nature and society

Corruption undermines democratic institutions, slows economic development, threatens the environment, distorts competition, damages reputations and exposes companies and individuals to civil and criminal penalties and other reactions.

Financial materiality

Non-compliance with anti-corruption and bribery laws, anti-money laundering laws, competition and antitrust laws, sanctions and trade restrictions or other applicable laws, or failure to meet Equinor's ethical requirements, could expose Equinor to legal liability, lead to a loss of business, loss of access to capital and damage our license to operate.

Equinor's operations in various countries are subject to dynamic legal and regulatory factors that could impact our business plans and financial performance.

The actions of our partners, contractors and subcontractors could also lead to legal liability, loss of business or other forms of financial loss for Equinor.

"Integrity and anti-corruption" pertains to the following GRI standards: GRI 204; GRI 205; GRI 206

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

Code of Conduct

The Equinor Code of Conduct sets out our commitment and requirements for how we do business. It applies to our employees, board members and hired personnel who, each year, are required to confirm that they understand and will comply with the Code of Conduct. We expect our suppliers to act in a way that is consistent with our Code of Conduct, and we engage with them to help them understand our ethical requirements and how we do business. If our expectations are not met, we take appropriate action. In 2023, the Code of Conduct was reviewed and several sections were updated, and in particular, those related to harassment, bullying and discrimination.

Anti-corruption

Our Code of Conduct explicitly prohibits engaging in bribery and corruption in any form. Equinor's anti-corruption compliance programme summarises the standards, requirements and procedures implemented to comply with applicable laws and regulations and maintain our high ethical standards. The programme lays down the foundation for ensuring that bribery and corruption risks are identified, concerns are reported, and measures are taken to mitigate risks in all parts of the organisation. We have a global network of compliance officers who support the business in identifying and handling business integrity risks and ensure that ethical and anti-corruption considerations are integrated into our activities no matter where they take place. Equinor provides risk-based regular training across the organisation to build awareness and understanding of the anti-corruption compliance programme.

Competition and antitrust compliance

Equinor's Code of Conduct also addresses the requirement to comply with applicable competition and antitrust laws. Our competition and antitrust programme consists of governing documents and manuals, and training of employees in high-risk positions, as well as regular risk assessments and assurance activities.

Trade Controls compliance

Equinor's Code of Conduct also addresses the requirement to comply with applicable sanctions and export control laws. Our trade controls programme consists of governing documents and guidance, and training of employees in high-risk positions, as well as regular risk assessments and assurance activities.

Key 2023 improvement initiatives

Fundamental and advanced business integrity competence requirements mapped to position and role in the company is consecutively being implemented in all business areas and functions. One main task in 2023 and going forward was to monitor the training statistics generated, and to deliver relevant trainings where needed. Our training efforts included general and targeted training and awareness sessions. Ethics and compliance was further strengthened as an integrated part of performance and reward assessments. A leadership onboarding programme was developed and is currently being piloted. The programme includes, among other items, elements on ethics, integrity, and creating and maintaining a speak-up culture through self-study, a gamified app solution and a three-day physical programme.

In 2023 Equinor further strengthened the risk-based bottom-up approach of its business integrity risk process, by adding new requirements for corruption risk assessment at asset and organisational entity level.

Reporting and handling of concerns

According to Equinor's Code of Conduct, all employees have a duty to report suspected violations of the Code or other unethical conduct. We require that our leaders work systematically and pro-actively to prevent, detect and respond to possible breaches of the Code and other ethical issues. Employees are encouraged to report/discuss concerns with their line manager or the line manager's superior, or to use available internal channels established to provide support. Concerns can also be reported through our Ethics Helpline which allows for anonymous reporting and is open for employees, business partners and the general public. Equinor has a strict non-retaliation policy and does not tolerate any form of retaliation against any person who has raised an ethical or legal concern in good faith.

Roles and responsibilities

The legal business ethics and compliance function is headed by the chief ethics and compliance officer (CECO), who reports to the executive vice president legal and compliance. The CECO is also able to report matters directly to the CEO, the BoD, the board audit committee (BAC) and the board's safety, sustainability and ethics committee (SSEC).

Collaboration and stakeholder engagement

At Equinor, we believe in the value of collective action to actively promote anti-corruption and revenue transparency. We have long standing relationships with the UN Global Compact, the World Economic Forum's Partnering Against Corruption Initiative (PACI) and Transparency International (TI). We are also a long-standing supporter of the Extractive Industries Transparency Initiative (EITI). In 2023 Equinor was assessed by EITI to meet all EITI company expectations.

Relevant policies and standards

- The Equinor Book → Who We Are → Commitments
- Code of Conduct
- Ethics and compliance in Equinor



Performance disclosure

HIGH VALUE Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	2022
Integrity and anti-corruption				
Confirmed corruption cases (number of)	0 (2022)	●	0	0
Employees who signed-off the Code of Conduct (%)	≥95% (2022)	●	96	95

- Ambition met in 2023.
- Plan in place, on track to reach longer-term ambition.
- Ambition not met in 2023.
- Plan in place, not on track to reach longer-term ambition.

Ethics helpline

Indicator	Boundary	Unit	2023	2022	2021	2020	2019
Cases and inquiries to the Ethics Helpline	Public	number	250	192	160	183	194
Confirmed corruption cases	Public	number	0	0	0	n/r	n/r

Ethics and compliance training

Indicator	Boundary	Unit	2023	2022	2021	2020	2019
People completing Code of conduct training and sign-off (Employees)	Equinor group	%	96	95	84	87	93

Ethics helpline cases 2023


6%
(16)
4%
(11)
33%
(83)
22%
(55)
11%
(27)
23%
(58)
People and workplace
Partners and supply chain
Asset and business integrity
Tests, questions and other
Environment and communities
Safety and security



Performance evaluation

The number of cases received through the Ethics Helpline was 250 in 2023, of which 195 were reports of concerns. The cases included 130 reported concerns relating to harassment, discrimination and other conduct affecting the working environment, 58 of these reports were related to our partner and supply chain. We experienced a large increase in the number of cases related to our suppliers but some of the cases related to the same concern. The Code of Conduct yearly sign-off is a mandatory competence requirement, and by following up on the sign-off rates for each business area we were able to monitor the trends closely and saw a continuing positive development compared to previous years.


Always safe
High value
Low carbon

Low carbon

We aim to be a leading company in the energy transition. It requires advancement of new technologies, new value chains and new ways of working, as well as strong leadership from policymakers.

The Low carbon material topic seeks to reduce our emissions and increase investments in renewables and low carbon solutions.

Net-zero pathway: Reducing greenhouse gas emissions towards net zero by 2050, including emissions from the use of our products.

Apodi Solar


Always safe
High value
Low carbon

Net-zero pathway



Dudgeon Offshore Wind Farm.

Contextual introduction

Science and evidence of climate change is clear

In 2023, the world saw further evidence of the effects of, and the prognosis for, global climate change. The Intergovernmental Panel on Climate Change Synthesis Report (March 2023) found that average global temperatures have already risen 1.1°C since pre-industrial levels; that every region of the world is facing "widespread adverse impacts" of climate change; and that global warming is now "more likely than not" to reach 1.5°C above pre-industrial levels. The IPCC's models found that limiting global warming to 1.5°C or 2°C would depend on deep global emissions reductions this decade". Importantly, the IPCC found that feasible, effective, and low-cost options for mitigation and adaptation are available. According to the International Energy Agency (IEA), the speed of the roll-out of key clean energy technologies means that demand for coal, oil and natural gas will all peak this decade even without any new climate policies. Despite the progress, much more is needed to get the world on track to achieve the ambitions of the Paris agreement. The IEA projects that current policies will result in emissions leading to temperature increases of around 2.4°C, and that clean energy investment needs to increase from the record level of USD 1.8 trillion in 2023 to around USD 4.5 trillion a year by the early 2030s to be in line with the 1.5°C pathway.

As an industrial company focused on the production and delivery of oil, gas, electricity, low-carbon products and services, our business has both direct and indirect impacts on the climate. The indirect emissions (scope 3) associated with the use of the oil and gas products we sell are many times higher than those under our operational control. There are also emissions in our broader supply chain, with over 8000 direct suppliers delivering goods and services including transportation of our products and the capital goods embedded in the projects we develop. While the scale and urgency of the climate challenge are clear, the world faces several related imperatives, including affordability of energy, security of supply, and ensuring a just and equitable energy transition. This context presents a complex external landscape for Equinor as we execute on our transition strategy where climate-related changes in policy, technology, markets and public sentiment presents risks and opportunities that could affect Equinor's business plans and financial performance.

Indicators/Metrics

Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)

Absolute GHG emissions scope 1 and 2 (million tonnes CO_2e)

Net carbon intensity (gCO_2e/MJ) (Includes GHG emissions from scope 1, 2 and 3 - Category 11, Use of sold products)

Annual gross CAPEX* to renewables and low carbon solutions (%)

Renewable energy installed capacity (GW, equity)

Key impacts on nature and society

Equinor has significant emissions from its operations (11.6 mt CO_2e scope 1+2 operated) and from use of sold products (250 million tonnes CO_2e, scope 3 - Category 11).

Financial materiality

Policy, legal, regulatory, market and technology developments, including stakeholder sentiment, related to the issue of climate change, could affect our current and future business plans and financial performance.

Competition for assets, changing levels of policy support, different commercial/contractual models, as well as interest and inflation rates pose risks to returns within the renewables and low carbon industries.

"Net-zero pathway" pertains to the following GRI standards: GRI 302; GRI 305

For more information regarding our risk factors, please visit 5.2 Risk factors.

Management approach

Finding opportunities in the energy transition
Equinor sees opportunities for value creation in the energy transition both through optimisation of its oil and gas business and through utilising its competitive capabilities across new areas of the energy system. In a decarbonising world with a broad energy mix, we expect that policymakers and stakeholders will set a premium on oil and gas produced in a responsible and increasingly carbon efficient way. We also see long term opportunities in developing a profitable low carbon and renewables portfolio which will help us meet our own net-zero ambitions and those of society at large.

In renewables, we have an ambition to become a leading global player in offshore wind. We were an early mover in key offshore wind markets – including floating – and are well placed to strengthen our competitive position and achieve the economies of scale necessary to improve returns. To build a competitive wind portfolio, we are applying our extensive experience in technology, innovation and project delivery. Another key opportunity set lies within low carbon solutions, where we focus on carbon capture and storage (CCS) and hydrogen. This is a natural role for Equinor: to decarbonise the energy we supply and to help industrial end-users with transporting and storing captured carbon. Building on our strong position in industrial value chains in Europe, we are applying our technical and engineering competence to bring low-carbon products and services to the market. We are developing a broad funnel of projects to be at the forefront of de-risking and maturing new technologies and business models. These include early positioning in CCS licences, innovative commercial agreements with industrial emitters for the transport and storage of emissions, and piloting of high-impact hydrogen projects.

Equinor's pathway to net zero
Equinor's strategy for achieving net zero is summarised in our Energy transition plan (ETP), a plan that was informed by engagement with a wide range of stakeholders, including shareholders, governments, non-governmental organisations, academia, and civil society. The ETP is based on three main pillars: reduction in our operated emissions to 2030; increased allocation of capex to investments in renewables and low carbon solutions (gross capex*) to 2030; and reduction in the carbon intensity of energy we provide (including scope 3) according to specific milestones on the way to net zero in 2050. In addition to the main corporate decarbonisation and transition ambitions, the plan includes a series of short-term industrial project milestones that demonstrate our concrete commitment to delivering our transition strategy. A 2023 progress report Energy transition plan, summarising performance on key ambitions, can be found in chapter 1.

Risk management and governance
As outlined in Equinor's governing documents, the board is responsible for overseeing the company's strategy, internal controls and risk management. Climate-related upside and downside risks, and Equinor's strategic response to these are discussed frequently by the board. Our management system includes our policies, requirements, and guidelines. Together with our corporate governance principles and performance framework, this forms the basis for how we are embedding climate and sustainability issues in our business activities. Management of climate-related risks is embedded in our enterprise risk management framework and applied across the company with the aim of creating value and avoiding incidents. We have standardised risk processes to identify, evaluate and manage upside and downside risk, and which consider risks with potential to affect our business in the short, medium and long term.

We assess climate-related risks across two main dimensions: transition risk and physical climate risk. To assess and manage transition risks we use scenario and sensitivity analysis, including net present value (NPV) stress tests against all relevant scenarios published by the IEA. Details of our stress testing and scenario analysis are published in section Climate Scenario Testing (Transition Stress Test), Profitable portfolio. For physical climate risk, we map the exposure of our global asset portfolio against a range of climate-related perils and scenarios, including heat, flood, fire, and wind, and assess potential asset vulnerability. The results of the 2023 exposure mapping can be seen in section Physical Climate Risk, Profitable portfolio.

Equinor aligns its climate-related disclosures with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and we include explicit reference to the TCFD recommendations in section 5.6.

Success also requires an internal governance and performance framework that is informed by our transition ambitions.

Climate and energy transition-related goals and ambitions are included as part of the remuneration policies. Performance on the upstream CO_2 intensity of the oil and gas portfolio is integrated as a performance indicator for the corporate CEC and is linked to remuneration. The same performance indicator also influences remuneration as input to the decision on general bonus. The CEO, his direct reports and Equinor's wider leadership are assessed based on results within a broad range of topics, including safety, security and sustainability. The ability of executive leaders to be role models and drive the energy transition forward forms part of the holistic performance evaluation.

Relevant policies and standards
- The Equinor Book → Our Vision
- The Equinor Book → Who We Are → Commitments
- Code of Conduct
- Our Climate Policies

Performance disclosure

LOW CARBON Indicators/metrics	2023 Ambition (target year)	Status	Performance 2023	Performance 2022
Net zero pathway				
Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)	<7 kg/boe (2025)[1] <6 kg/boe (2030)	● (Ambition met in 2023)	6.7	6.9
Absolute GHG emissions scope 1 and 2 (million tonnes CO_2e)	Net 50% emission reduction (2015 -> 2030)	● (Plan in place, not on track to reach longer-term ambition)	11.6 (-30%)	11.4 (-31%)
Net carbon intensity (gCO_2e/MJ) (Includes GHG emissions from scope 1, 2 and 3 - Category 11, Use of sold products)	-20% (2019 -> 2030) -40% (2019 -> 2035)	● (Plan in place, on track to reach longer-term ambition)	67.0 (-1%)	66.5 (-2%)
Annual gross CAPEX* to renewables and low carbon solutions (%)	>30% (2025) >50% (2030)	● (Plan in place, on track to reach longer-term ambition)	20	14
Renewable energy installed capacity (GW, equity)	12-16 installed (2030)	● (Plan in place, on track to reach longer-term ambition)	0.9	0.6

Highlighted: Performance indicator.

1) 2025 ambition changed to 7kg CO_2e/boe from 8kg CO_2e/boe.

- ● Ambition met in 2023.
- ● Plan in place, on track to reach longer-term ambition.
- ● Ambition not met in 2023.
- ● Plan in place, not on track to reach longer-term ambition.

Acting on our own emissions

Our ambition is to reduce emissions from our own operations by net 50% by 2030 compared to 2015 levels. We aim for at least 90% of this ambition to be realised by absolute emission reductions. Our total scope 1 and 2 operated greenhouse gas (GHG) emissions for 2023 were 11.6 million tonnes CO_2, meaning that our operated emissions are 30% lower than in 2015. However, because of several operational developments, including resumption of the Hammerfest LNG facility in Norway and the Peregrino field in Brazil, the 2023 operated scope 1+2 emissions were 2% higher than in 2022. While operational factors contributed to a slight increase in 2023, we made progress on the portfolio of emission abatement measures that provide the main contribution to reaching our 2030 ambition. Examples of emissions abatement milestones in 2023 included the start-up of the Hywind Tampen offshore wind supplying renewable power to the Gullfaks and Snorre fields and the electrification of the Gina Krog field with power from shore. In 2023, the Norwegian Government approved Snøhvit Future project, for full electrification of the Hammerfest LNG facility, expected to result in annual reductions of 850,000 tonnes of CO_2.

At the end of 2023, Equinor's emissions prognosis shows that we are tracking slightly behind schedule our ambition of a 50% net reduction by 2030, assuming that all current abatement projects in the project portfolio are approved by our partners and authorities. A portfolio of options for emissions abatement continues to be explored to enable us to reach the 2030 ambition.

Equinor continued its work to reduce the upstream CO_2 intensity, which was 6.7 kg CO_2/boe in 2023, below

Scope 1 and 2 GHG emissions (operated, million tonnes CO_2e)

(million tonnes, 100% operated basis)


15
14
13
12
11
10
11,4
0,04
0,5
-0,4
11,6
2022
2023 [a]
2023 [b]
2023 [c]
2023
2022
[a] Changes in portfolio
[b] Changes in activity/production level and methodology
[c] Emissions reduction measures
2023

Upstream CO_2 intensity

(kg CO_2 per boe, 100% operated basis)


20
15
10
5
0
18
17
17
15
16
16
8.8
9.0
9.5
8.0
7.0
6.9
6.7
7.0
2017
2018
2019
2020
2021
2022
2023
2025
Equinor
Equinor target
IOGP average

Upstream: All operations from exploration to production, excluding onshore gas processing and LNG facilities.

the level of 6.9 kg CO_2/boe in 2022 and ambition of 7.0 kg CO_2/boe in 2025. This development is, on track towards the ambition of 6 kg CO_2/boe in 2030, and significantly lower than the industry average of 16 kg CO_2/boe (IOGP 2022). Our 2023 upstream flaring intensity was 0.8 tonnes/1000 tonnes of hydrocarbon produced compared with 0.7 in 2022. The main reason for the marginal increase in flaring levels in 2023 was the restart of production from the Njord A field and increased flaring at Gullfaks C due to turnaround and maintenance. Equinor's low flaring levels are due to continued efforts to improve operational efficiency and leveraging the well-established gas infrastructure in Norway. The average methane intensity of our operated assets in 2023 remained very low at 0.016% - around one tenth of the industry average (based on OGCI (Oil and Gas Climate Initiative) collective average) of 0.15%. Equity scope 1 CO_2 emissions in 2023 were 9.5 million tonnes, an increase from 9.1 in 2022. The main driver of the increase was the first full-year operation of the Triton gas-fired power plant since Equinor's joint acquisition of the facility in 2022.

We were pleased to be named by the IEA as an "example of best practice" for the average emissions intensity of our Norwegian upstream operations in its November 2023 report on the Oil & Gas Industry in Net Zero Transitions.

The IEA also provided a framework for assessing oil and gas company alignment with its Net Zero Emissions scenario. According to the framework, companies in the sector can only be fully aligned with Net Zero Emissions if they do not have investments in new oil and gas projects. For companies continuing to invest in new projects, the framework assesses alignment across two dimensions: scope 1+2 emissions reductions and plans for investment into clean energy. The combination of Equinor's carbon efficient operations and its 2030 capex ambitions put it in the leading segment for each category.

Equinor methane intensity vs industry average (OGCI)

(% m³ CH4 emitted per m³ marketed gas)


0.5
0.4
0.3
0.2
0.1
0.0
0.30
0.25
0.23
0.21
0.18
0.15
0.03
0.03
0.03
0.03
0.02
0.02
0.02
2017
2018
2019
2020
2021
2022
2023
Equinor
OGCI Industry average

OGCI Progress Report 2023. The results are lagging by one year.

Forecast (Q4, 2023)


18
16
14
12
10
8
6
GHG emissions (million tonnes CO²e)
2015
2017
2019
2021
2023
2024
2026
2028
2030
GHG emissions
GHG emissions forecast

IEA framework for assessing alignment of company targets with the outcomes of the NZE Scenario[1]


If emissions are measured
Fully aligned with the NZE Scenario
No investment in new projects
Equinor position
2030 target for clean energy investment share
50%
40%
20%
0%
20%
40%
60%
80%
Alignment of scope 1 and 2 emissions intensity with best practice

1) Further details about the IEA framework is available in the report The Oil and Gas Industry in Net Zero Transitions (IEA, 2023)

Source: Figure 3.20, An IEA framework for assessing alignment of company targets with the outcomes of the NZE Scenario.
https://www.iea.org/reports/the-oil-and-gas-industry-in-net-zero-transitions

Increased investments in renewables and low carbon solutions

In 2023, we saw continued progress on the leading indicator of capital allocation to transition-related activities, with 20% of our gross capex* allocated to renewables and low carbon solutions, a materially higher share than in 2022 (14%), and on track towards our ambition of 50% in 2030. Over 90% of this investment was allocated to renewables, with the remainder allocated to our Northern Lights Carbon Capture and Storage (CCS) project. However, on net carbon intensity (NCI), the metric we use to track our corporate progress towards net zero in 2050, we saw a regression in 2023. Our ambition is to reduce the NCI of the energy we provide by 20% by 2030 and by 40% by 2035. This ambition includes scope 3 emissions from the use of our products. The NCI of the energy we provided in 2023 was 67 CO_2e/MJ, which is 1 percentage point higher than in 2022 and 1% reduction compared to the 2019 baseline year. The year-over-year rise was due to an increase in the ratio of oil to gas in our production portfolio as the energy security crisis in Europe stabilised and the extraordinary increase in demand for Equinor's gas seen in 2022 subsided. Key drivers for reducing net carbon intensity in the coming years will be rapid buildout of our renewables business and the deployment and scaling up of low carbon value chains, including carbon capture and storage (CCS). For renewables, we have an ambition to have an installed capacity of 12-16GW by 2030, while for CCS we increased our ambitions in early 2024, targeting 30 million to 50 million tonnes per year (mtpa) by 2035 - up from our previous ambition of 15-30mtpa.

In 2023, Equinor's installed renewable capacity was 0.9GW (equity share) and renewable energy production was 1938GWh, an increase on both metrics compared to 0.6GW and 1649GWh in 2022. The delivery of first power from our Dogger Bank A project in October 2023 marked a significant milestone in the development of what will be the world's largest offshore wind farm. The project, which is expected to reach full commercial operation in 2026, is planned to have a total capacity of 3.6GW. Our acquisition of Rio Energy, a leading onshore renewables company in Brazil and the closing of the acquisition of Danish solar company BeGreen energy added around 8 GW of capacity to our project pipeline.

Like other developers, Equinor faced an increasingly challenged business environment in the offshore wind sector in 2023. Empire Wind, our flagship development on the US east coast, saw increased costs due to inflation and supply chain constraints. Nevertheless, we remain committed to the ambition of profitable growth in renewables. US federal approval of Empire Wind in November was a welcomed development and we continue to work to improve value creation for the project.

In addition to progress on renewables, we saw an increase in the volume of CO_2 stored in 2023 to 0.8 million tonnes, up from 0.5 million tonnes in 2022. Accumulated, Equinor has stored 27.1 million tonnes of CO_2 on the Norwegian Continental Shelf since 1996. We saw two major developments in our CCS portfolio in 2023: the acquisition of a 25% stake in Bayou Bend, a major CCS project in the US Gulf Coast with gross potential storage resources of more than one billion metric tonnes, adding 5 million tonnes per year (mtpa) of transport and storage to our portfolio; and the award by the UK North Sea Transition Authority to Equinor and its partners of additional CCS storage licenses, which will enable the Northern Endurance Partnership project to double its CO_2 storage capacity to around 10 mtpa from 2030.

These projects will be important contributors to our new ambition of 30-50 mtpa of transport and storage by 2035.

As outlined in our Energy transition plan, delivering on each pillar of our transition strategy will require the necessary frame conditions and the support of policy makers. Our ambitions to continue to expand our global renewables and CCS portfolios will be contingent on governments putting in place the necessary permitting and fiscal regimes and making acreage available for both offshore wind and carbon storage.



Stępień solar plant..

Policy and partnerships
In addition to laying out our own ambitions toward net zero, our Energy transition plan is an invitation to our partners, customers, suppliers, and host governments to work together on the necessary actions to accelerate the energy transition. In 2023 we achieved significant progress with partners in the public and private sector on accelerating decarbonisation.

Monitoring of climate performance of most material suppliers


60%
79%
76%
71%
73%
55%
50%
52%

Supplier **disclosing** information to CDP	Suppliers reporting **scope 1 & 2 emissions**	Suppliers reporting **scope 3** emissions estimates	Suppliers with **climate targets**	Suppliers **engaging** their suppliers	Suppliers reporting **verified** scope 1 emissions	Suppliers reporting **verified** scope 2 emissions	Suppliers **allocating** emissions to Equinor

Source: CDP

Supply chain decarbonisation
In our broader supply chain, we see opportunities to use our procurement and supplier relationships to drive decarbonisation in integrated and adjacent sectors, including shipping, steel, and cement. Our Energy transition plan includes a commitment to "work with our suppliers and customers, host governments, and civil society to develop the business models, policies and frameworks to enable the world to achieve net zero by 2050". In 2023 Equinor established group-wide expectations to all our suppliers that lay out expectations to have net-zero plans and emissions reductions ambitions, and to disclose their emissions. They also include an expectation for suppliers to work with their own suppliers on emissions disclosure and net-zero plans. Progress on the number of suppliers that meet these expectations will be followed up and published as part of our annual reporting and internal performance indicators were established by our procurement organisation to measure and incentivise compliance.


Northern Lights

In 2023, we also signed up to the CDP Supply Chain module to get more detailed insight into our suppliers' emissions data and climate policies. Equinor contacted the most material suppliers, in total representing around two thirds of spending on upstream goods and services: 60% responded, with over three quarters of respondents reporting scope 1+2 emissions and scope 3 emission estimates. The 2023 data will provide a baseline from which we will be able to measure progress on our supplier expectations in future years.

Oil and Gas Decarbonisation Charter
At COP28, Equinor signed the historic Oil and Gas Decarbonisation Charter, an industry-wide initiative joined by 50 national and international oil producing companies, equivalent to more than 40% of global oil and gas production. While Equinor's emissions reduction and transition plans already exceed the Charter's provisions, the initiative provides a much needed platform for ambition and transparency among companies and a framework for cooperation with national oil companies continued decarbonisation efforts.

Global Flaring and Methane Reduction Fund
In December 2023, Equinor became a founding corporate donor to the Global Flaring and Methane Reduction (GFMR) fund, a new World Bank-administered initiative to support flaring reduction and methane abatement in the oil and gas sector. The GFMR is a multi-donor trust fund focused on helping developing countries cut carbon dioxide and methane emissions generated by the oil and gas industry. According to the World Bank, the GFMR will provide more than $250 million and mobilise billions from the private sector to support those countries with the least capacity and resources to address these emissions. The partnership will focus on providing grant funding, technical assistance, policy and regulatory reform advisory services, institutional strengthening, and mobilising financing to support action by governments and operators.

OGCI Satellite Monitoring Campaign
Together with fellow members of the Oil and Gas Climate Initiative, we made significant progress on a key initiative for industry leadership on methane emissions in 2023. OGCI's flagship programme on methane is the Satellite Monitoring Campaign, which collects high-resolution data on large-magnitude methane plumes and uses confidential engagement with local operators to help them identify and address the sources of the emissions. The SMC published its first set of findings in 2023; continued with execution on the second phase of the project in Algeria, Kazakhstan, and Egypt; and began work on the third phase of the project, which more than doubles the number of countries and assets covered and has the potential for the elimination of millions of tonnes of CO_2e per year.

Policy engagement and advocacy
Equinor promotes policies supporting the goals of the Paris Agreement and actions to accelerate the energy transition. We also actively work to ensure that the policy positions and advocacy of our membership organisations are supportive of and aligned with the objectives of the Paris Agreement. To ensure transparency, we conducted and published our annual review of industry association and membership organisations in 2023 showing areas of potential misalignment. The 2023 review included details of our withdrawal from industry association which was found to be misaligned with our climate policies. Our climate policy positions and our expectations of our membership associations are available on Equinor.com. We engage with a wide range of external independent benchmarking and assessment organisations, including Climate Action 100+, CDP, InfluenceMap and others, in an effort to be a proactive stakeholder in the development of effective frameworks for assessing corporate performance in the energy transition.


Kårstø

Energy production	Boundary	Unit	2023	2022	2021	2020	2019	2018
Oil and gas production	Operational control	million barrels of oil equivalent (mmboe)	1,163	1,129	1,115	1,106	1,055	1,077
Oil and gas production	Equity basis	million barrels of oil equivalent (mmboe)	760	744	759	758	757	770
Gas to power	Equity basis	GWh	2,298	1,012	0	0	0	0
Renewable energy delivered to grid	Equity basis	GWh	1,859	1,641	1,562	1,662	1,754	1,251
Renewable energy generated for use by Equinor	Equity basis	GWh	80	8	0	0	0	0
SUM renewable energy generated	Equity basis	GWh	1,938	1,649	1,562	1,662	1,754	1,251
Renewable installed capacity	Operational control	GW	1.2	0.9	0.7	0.7	0.7	0.8
Renewable installed capacity	Equity basis	GW	0.9	0.6	0.5	0.5	0.5	0.6
Net carbon intensity	Operational control/Equity basis	g CO_2e per MJ energy produced	67.0	66.5	67.1	67.8	67.8	n/r
CO_2 emissions captured and stored per year	Operational control	million tonnes	0.8	0.5	0.3	0.9	1.2	1.3
Accumulated CO_2 emissions captured and stored	Operational control	million tonnes	27.1	26.3	25.8	25.6	24.6	23.4
Gross capital expenditure* in renewables and low carbon solutions, share of total	Equinor group	%	20	14	11	4	2	4
Top suppliers, with near-term emissions reductions target, absolute or intensity basis, within 2030	Equinor group	%	71[1]	65	n/r	n/r	n/r	n/r

Indicators	Boundary	Unit	2023	2022	2021	2020	2019	2018
Scope 1 GHG emissions	Operational control	million tonnes CO_2e	11.5	11.4	12.0	13.3	14.7	14.9
Scope 1+2 GHG emissions Norway	Operational control	million tonnes CO_2e	10.9	11.0	11.1	11.9	12.4	13.0
Scope 1+2 GHG emissions	Operational control	million tonnes CO_2e	11.6	11.4	12.1	13.5	14.9	15.1
Scope 2 GHG emissions (location based)	Operational control	million tonnes CO_2e	0.1	0.1	0.1	0.3	0.2	0.2
Scope 2 GHG emissions (market based)	Operational control	million tonnes CO_2e	3.1	2.5	2.7	2.5	2.9	3.0
Scope 3 GHG emissions (GHG Protocol cat. 11, use of sold products)	Equity basis	million tonnes CO_2e	250	243	249	250	247	252
Business travel GHG emissions (GHG Protocol cat. 6)	Operational control	million tonnes CO_2e	0.09	0.05	0.01	0.02	0.1	0.1
CO_2 emissions	Operational control	million tonnes	11.1	11.1	11.6	12.9	14.2	14.4
CO_2 emissions excl. flaring	Operational control	million tonnes	10.6	10.4	11.0	11.9	13.0	13.3
CO_2 emissions from flaring	Operational control	million tonnes	0.6	0.6	0.7	1.0	1.2	1.2
CO_2 emissions from upstream operations	Operational control	million tonnes	7.5	7.6	7.8	8.7	9.6	9.3
CO_2 emissions from midstream operations	Operational control	million tonnes	3.6	3.5	3.8	4.2	4.6	5.1
CO_2 emissions from other operations	Operational control	million tonnes	0.01	0.02	0.01	0.01	0.01	0.11
CO_2 emissions	Equity basis	million tonnes	9.5	9.1	9.9	10.1	11.5	11.6
Upstream CO_2 emissions intensity	Operational control	kg CO_2 per barrel of oil equivalent (boe)	6.7	6.9	7.0	8.0	9.5	9.0
Upstream CO_2 emissions intensity	Equity basis	kg CO_2 per barrel of oil equivalent (boe)	8.1	8.5	8.8	9.2	10.7	10.3
Maritime CO_2 emissions	Operational control	million tonnes CO_2e	4.1	3.8	3.8	4.9	n/r	n/r
CH_4 emissions	Operational control	thousand tonnes	11.5	11.2	14.5	17.7	19.0	20.0
CH_4 intensity	Operational control	% (m^3 CH_4 emitted per m^3 marketed gas)	0.02	0.02	0.02	0.03	0.03	0.03
Hydrocarbons flared	Operational control	thousand tonnes	182	203	201	339	414	396
Upstream flaring intensity	Operational control	tonnes of hydrocarbons flared per 1000 tonnes of hydrocarbon produced	0.8	0.7	0.9	1.7	2.5	2.4
Routine flaring (share of total)	Operational control	%	4	3	14	31	27	21

Performance evaluation

For Equinor's decarbonisation and transition ambitions, 2023 was a year of execution and capacity building against a backdrop of continuing energy security concerns and new market challenges. Our 2023 performance on operated scope 1+2 emissions reductions and net carbon intensity (NCI) was in line with expectations. Our year-over-year performance underlines the effects of market fluctuations, operational factors and project schedules on individual metrics, as well as the need to maintain a multiyear perspective to see the effects of decarbonisation and transition investments.

2023 saw a significant increase in the power generated from our renewable portfolio as well as substantial additions to our portfolio pipelines in renewables and CCS. As deployment of renewable and CCS accelerates in the coming years, we expect to see greater progress in NCI reductions, with the majority of progress towards the 20% reduction ambition in 2030 expected in the second half of this decade. As a leading indicator, capital allocation is the metric that showed the most progress in 2023 as we increased the share of gross capex* to renewables and low carbon solutions, from 14% in 2022 to 20% in 2023.

We remain committed on delivering on the ambitions in our Energy transition plan. Meeting the 2030 and 2035 NCI ambitions will put us well ahead of society's progress towards net zero in 2050. Equinor's ability to deliver on its transition ambitions and its net 2050 ambition will continue to be dependent on enabling policy and regulatory frameworks. It will also require continued engagement with suppliers and peers. In both of these areas, we saw positive progress in 2023. Our participation in the CDP Supply Chain module gave use a higher level of granularity into supplier emissions plans and performance while our new climate expectations to suppliers send an important signal that we will use our influence as a customer to drive decarbonisation through the value chain. We are proud to have engaged in several initiatives in 2023 to help the broader industry efforts towards decarbonisation, including through our participation in the Oil and Gas Decarbonisation Charter, our contribution to the World Bank Global Flaring and Methane Reduction fund and our ongoing work with peers and partners through bilateral engagement and through industry associations.


Northern Lights



2.3 Fuelling innovation

Building on our strong technological legacy, we are developing technologies to deliver reliable energy and realise our ambitions in the Energy transition plan towards net zero by 2050.

One of our strategic ambitions is to transform through technology. Building on our strong technological legacy, we are stepping up on innovation. In 2023 we invested more than USD 650 million[9] in R&D including digitalisation efforts. The TDI business area is working closely together with the other BAs to solve the most important challenges to reach our ambitions. By combining partnerships, competence, data, technology and by fully utilising the opportunities within AI, we aim to secure longevity and competitiveness in our oil and gas portfolio as well as unlock new business opportunities in the energy transition.

In our Energy transition plan, we set out to allocate 40% of our R&D funding to low carbon and renewable technologies by 2025. Two years ahead of target, we achieved this ambition level in 2023.

Equinor is deepening its external technology collaboration in several dimensions. The main ambition for the academia agreements is to develop capabilities that are needed to succeed in both current and new business. We are collaborating extensively with research facilities and suppliers in Norway and internationally to accelerate innovation. We are also exploring how technology ecosystems, where industrial players are collaborating with start-ups and research facilities, can contribute to solving the big challenges the energy transition brings.

Biodiversity is a topic with special focus across the research portfolio. Equinor collaborates and co-innovates with international academic institutions and consultancies to ensure trustworthy and acknowledged results. A few examples of our work in this space include enhancing understanding of potential impacts of our activities on seabirds and migratory birds and utilising new infrastructure such as drones, surveillance cameras etc. to document and disclose impacts on nature.

In the following sections, we summarise some of the key technologies that we are developing to deliver reliable energy, deliver on our ambitions in the Energy transition plan and finally reach net zero by 2050. A significant share of the technologies and competence that are developed for oil and gas can be reused for renewable, low carbon solutions and other new possible future business opportunities.

Oil and Gas

To unlock the total potential in our oil and gas portfolio we are combining data, new technology and competence. Over the last two years we have invested USD 200 million in new high-quality exploration seismic data with technologies like Ocean bottom and Topseis on the NCS, representing a step change in image quality. To significantly increase insight and processing speed we have developed AI based technologies using deep learning algorithms which recognise complex patterns in pictures, sound waves, and other data sets. By combining new technologies with our industry leading subsurface competence, we are identifying opportunities in mature areas that we were not able to see before. An example of this is the Troll area where 500 million new boe were proven with a significant upside potential. This is equivalent to a full year of NCS equity production.

To secure competitiveness across the portfolio, we are constantly seeking improvements through technology in safety, emission reduction, value generation and cost.

Some examples of such improvements from 2023 include:

By using drones for inspection in confined spaces, we reduced human exposure to hazardous components. Also, robots are used for observation and cleaning operations on drilling deck to avoid humans in red zone.

In 2019 we opened our Integrated Operation Centre (IOC) in Bergen. IOC is monitoring a huge amount of data from our offshore operations to optimise production and improve decisions through AI. The value created from increased production and reduced CO_2 emissions was more than USD 2 billion in 2023 (100%).

Using AI-based predictive maintenance to reduce unplanned downtime is one area where we have already seen large savings. One recent example is from the Kårstø processing plant where a machine learning algorithm picked up early signals of a turbine failing. The savings from this alone are estimated to be USD 30 million. We are widely implementing predictive maintenance across our entire portfolio.



Gullfaks C

9) Research and digital investments included.

Offshore wind

In 2023 we made several technological achievements within offshore wind. Our focus areas in the offshore wind research are improved early phase assessments, high quality metocean and wind modelling, improved hydrodynamics and marine concepts for offshore wind farms. Environmental site characterisation for safe and cost-efficient design and operation of offshore wind farms is key. We are utilising our world class competence on marine biology and weather/wake models for wind farm planning and layout.

Building on our experience from the Integrated Operation Centre we are introducing new technology for operation and maintenance at the Dogger Bank windfarm. We have developed digital solutions, that in combination with sensor data and machine learning algorithms, give us a unique operating system that can expand the lifetime of our wind turbines. These solutions are currently not available in the industry. This has extended the expected lifetime of the project from 25 to 35 years, allowing us to increase revenues from the merchant period, reduce operational costs and increase efficiency. We intend to scale these solutions to the entire wind portfolio.

We are using our offshore wind farms like Hywind Tampen, the world's largest floating wind farm, to increase knowledge of possible environmental impact and how these can be mitigated.

Hydrogen and Ammonia

Equinor's research portfolio includes several projects addressing the safety, governance and potential environmental effects of Hydrogen and Ammonia. Minimising and monitoring hydrogen leakages is vital for sustainable hydrogen deployment. Equinor has initiated projects aimed at detection and quantification of hydrogen emissions, as well as the development of sensors and measurement procedures for fugitive hydrogen emissions.

Ammonia, a low carbon maritime fuel, has significant potential and we are participating in a pilot to demonstrate an ammonia-power combustion engine, combined with an ammonia-powered fuel cell. The pilot combines EU funding through the EU ShipFC project and ENOVA funding through the APOLLO project. The pilot is a platform supply vessel "Viking Energy", owned and operated by Eidesvik Offshore ASA and contracted to Equinor. Ammonia bunkering solutions will also be tested.

To realise the hydrogen value chain, large scale hydrogen storage in salt caverns may be an important enabler. Equinor has conducted technology assessments and established a roadmap for hydrogen salt cavern qualification which includes participation in external pilot projects including the EU-funded Hypster project.

Carbon Capture and Storage (CCS)

We have 27 years of experience from CCS on the NCS and our subsurface and drilling capabilities are crucial for de-risking and developing CO_2 storage sites. Our experience in developing complex large offshore infrastructure, our pipeline operational capabilities and high-end technology capabilities like multiphase flow gives us a great starting point to develop next generation gas infrastructure – CO_2 and H_2.

The research projects address the entire CCS value chain to mature, cost-efficient technology solutions within CO_2 capture, transport, and subsurface storage. To ensure safety and sustainability it is key to understand CO_2 behaviour and appropriately monitor CO_2 in the subsurface.


Northern Lights

Equinor has 22% ownership in Test Center Mongstad (TCM), the world's largest test center for CO_2 capture. Since its inception in 2012, almost all key global carbon capture companies have tested and developed technologies here. In 2023 we signed an agreement to continue operations of TCM for 2 more years.

In 2023 we started implementing AI algorithms for automatic seismic fault interpretation, which are aimed at improving precision and speed of fault interpretation for both oil and gas and within CCS. For CCS this is highly important as accurate and efficient mapping of potential CO_2 leakage routes along faults are vital for identification of safe, long-term CO_2 sequestration sites.

Venture opportunities

Equinor Ventures is Equinor's corporate venture capital arm investing in innovative scalable companies and developing relationships to accelerate the energy transition. We believe that the innovation, creativity and agility of startups in collaboration with industrial players like Equinor can drive change towards a low-carbon future. More than 70% of our venture capital and more than 90% of new investments are allocated to renewables, low-carbon solutions and future opportunities.

Last year we entered a strategic partnership with Captura to develop an industrial scale solution to remove CO_2 from the ocean. We will pilot Captura's Direct Ocean Capture (DOC) technology at the Kårstø processing plants where we re-use the seawater used for cooling the processing plant. The captured CO_2 is planned for the commissioning of the Northern Lights facilities. This pilot is an important step towards commerciality for DOC.

The second example is our partnership with Lithium de France (ldF), a start-up aiming to extract lithium and heat from brines. Equinor and LdF have a strategic collaboration agreement which includes a wide range of topics related to lithium extractions from brines and where Equinor's core competence like subsurface is relevant. We are currently testing Direct Lithium Extraction (DLE) technologies at Equinor's research center in Trondheim. The DLE technologies could pave the way for new types of lithium resources with a lower environmental footprint than current extraction methods.



3 Reporting segment performance

Our reporting segments	115
3.1 Exploration & Production Norway	118
3.2 Exploration & Production International	125
3.3 Exploration & Production USA	133
3.4 Marketing, Midstream & Processing	139
3.5 Renewables	145
3.6 Other group	152

Our reporting segments

Equinor's operations are organised into business areas and followed up through operating segments in order to effectively manage and execute our strategy, including the ability to measure the progress of the business against its strategic goals.


N
Always safe
High value
Low carbon
High value growth in renewables
New market opportunities in low carbon solutions
Optimised oil and gas portfolio



Gullfaks A

Key figures by segment

Total revenues and other income

Group 107.2[1] USD billion

- 0.0 (Renewables)
- 38.3
- 7.0
- 4.3
- 105.9

Adjusted earnings*

Group 36.2 USD billion

- -0.5 (Renewables)
- 3.2
- 1.1
- 2.9
- 29.6

E&P equity liquids and gas production

Group 2,082 mboe/day

- 363
- 1,374
- 345

Power generation Equinor share[3]

Group 4,235[2] GWh

- 1,859
- 2,298

E&P Norway | E&P International | E&P USA | Marketing, Midstream and Processing | Renewables

1) Including eliminations and Other of negative USD 48 billion. 2) Including Hywind Tampen renewable power generation of 78 GWh. 3) Equals 1% of Group total energy production (fossil fuel equivalents)










Gullfaks C

BUSINESS AREA

- Exploration & Production Norway
- Exploration & Production International
- Marketing, Midstream & Processing
- Renewables
- Projects Drilling & Procurement
- Technology, Digital & Innovation

REPORTING SEGMENT



Exploration & Production Norway

Exploration & Production International



Exploration & Production USA



Marketing, Midstream & Processing



Renewables



Other Group

Projects Drilling & Procurement
Technology, Digital & Innovation
Corporate staff and functions

INTER-SEGMENT ACTIVITY

E&P Norway produces oil and natural gas including liquefied natural gas (LNG) which is sold internally to MMP. A large proportion of the oil and natural gas produced by E&P USA and oil from E&P International is also sold through MMP. The remaining oil and gas from E&P International and E&P USA is sold directly in the market. For the oil and gas sold from the E&P segments to MMP, Equinor established a market based transfer pricing methodology using the applicable market-reflective price minus a cost recovery rate.

As part of the MMP segment, the leading power trading company Danske Commodities (DC) has established power purchase agreements (PPAs) with some of Equinor's renewable assets, where DC is acting as a balancing responsible.

The operating segments directly correspond to the reporting segments shown – with the exception of the operating segments, Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI), and Corporate Staff and Functions, which are aggregated into the reporting segment Other.

Equinor eliminates intercompany sales when combining the results of our reporting segments. Intercompany sales include transactions recorded in connection with oil and natural gas production in the E&P reporting segments, and in connection with the sale, transportation or refining of oil and natural gas production in the MMP reporting segment. Certain types of transportation costs are reported in the MMP, E&P USA and E&P International reporting segments. For further information, see section 2.1 Financial performance for production volumes and prices.











Hywind Tampen

3.1 Exploration & Production Norway

The Exploration & Production Norway (E&P Norway) segment covers exploration, field development, production, and operations on the Norwegian continental shelf (NCS), which includes the North Sea, the Norwegian Sea, and the Barents Sea. Equinor holds 202 operated licences and is partner in 82 licences across the NCS.



Johan Sverdrup

Exploration & Production Norway

After more than 50 years of operation, Equinor's equity production from the NCS remains high, at around 1,374 mboe per day generated from 46 fields operated by Equinor and 7 fields operated by partners. E&P Norway's net operating income exceeded USD 29 billion in 2023.

Equinor has a strong belief in the longevity of the NCS and expects substantial value creation for decades to come. The production from NCS strengthens the energy security in Europe and is a key enabler in realising Equinor's strategy.

Exploration activity resulted in 12 commercial discoveries in 2023 all of which were made close to existing infrastructure, in line with the exploration strategy. Approximately 80% of the wells each year are focused on infrastructure led exploration, while the remaining 20% test new ideas or new plays. Exploration activity was carried out in 28 wells with 26 wells completed in 2023, including 7 sidetracks, compared to activity in 22 wells with 19 wells completed in 2022.

E&P Norway has a **project pipeline** of over 20 sanctioned projects where the largest projects are:

- Johan Castberg (Equinor 50%, operator), a subsea field development connected to the Johan Castberg FPSO currently under construction, with scheduled start-up in the fourth quarter of 2024.
- Irpa (Equinor 51%, operator), a tie-in project to Asta Hansteen with planned start-up in 2026.
- Halten East (Equinor 57.7%, operator), a tie-in project to Åsgard with scheduled start-up in 2025.
- Snøhvit Future project (Equinor 36.79%, operator), which cuts emissions and extends the life of the Snøhvit field. Scope covering onshore gas compression has scheduled start-up in 2028.

Carbon reduction ambitions:
E&P Norway's ambition is to reduce the CO_2 emissions from operated fields by 50% by 2030, 70% by 2040, and be close to net zero by 2050 (when compared to 2005 levels). E&P Norway aims to achieve these targets through energy efficiency (20%), consolidation (20%) and electrification of long-lived production hosts (60%).

E&P Norway has adopted a plan backed by concrete actions and has sanctioned two thirds of the projects needed to reach the 2030 ambition while the remaining projects are being further matured.

Ongoing projects to electrify Sleipner, Troll B and Troll C (scheduled start-up in 2024), Oseberg (scheduled start-up in 2026), Njord (scheduled start-up in 2027), and Snøhvit Melkøya (scheduled start-up in 2030) are expected to contribute further to reducing the carbon footprint.

Electrification on the Norwegian continental shelf will reduce emissions in Norway. Offshore, the energy efficiency of power production is only about 25-35%, whereas in Europe, efficiency is about 60% if used in a gas-fired power plant, and close to 100% when used for heating and industry. Replacing gas turbines, either completely, or partially, with electric power therefore provides increased energy efficiency and thus climate benefits.

Highlights for carbon reduction in 2023 include:

- Hywind Tampen, offshore wind farm supplying power to Snorre and Gullfaks field was officially opened in August 2023.
- Gina Krog started receiving power from shore in September 2023.


Johan Castberg
Barents Sea
Snøhvit
Goliat
Hammerfest
Selected Equinor-operated fields[1]
Equinor-operated field under development
Equinor-operated field, PDO submitted
Selected partner-operated field[1]
Partner-operated field, PDO submitted
License to develop CO_2 storage granted to Equinor or joint venture
Harstad
Irpa
Aasta Hansteen
Arctic circle
Marulk
Ærfugl
Heidrun
Smørbukk North
Berling
Morvin
Kristin
Trestakk
Tyrihans
Verdande
Norne
Alve
Skarv
Åsgard
Halten East
Mikkel
Hyme
Norwegian Sea
Njord
Ormen Lange
Trondheim
Snorre
Visund
Vigdis
Statfjord
Tordis
Kvitebjørn
Fram
Troll
Smeaheia
Gullfaks
Valemon
Martin Linge
Munin
Fulla
Bergen
Oslo
Northern Lights
Oseberg
Stavanger
Breidablikk
Gudrun
Eirin
Gina Krog
Grane
Johan Sverdrup
Symra
Ivar Aasen
Utgard
Sleipner
North Sea

1) Producing over 2mboe/d

Key events



January
- 26 new licences awarded in January 2023

February
- PDO approved for **Halten East**

March
- Divested 28% equity share in the **Statfjord** field to OKEA
- Acquired equity interest in five discoveries in the Troll, Fram and Kvitebjørn area from Wellesley Petroleum AS

April
- The **Bauge** field started production

May
- The **Njord** field officially reopened
- **Johan Sverdrup** produces at increased plateau

June
- PDO approved for **Irpa** and **Verdande**

August
- The floating wind farm **Hywind Tampen** officially opened
- The **Statfjord East** Gas lift project started production six months ahead of schedule

September
- Replaced **Åsgard** subsea gas compression
- PDO submitted for the **Eirin** gas field
- **Gina Krog** started receiving electricity from shore

October
- **Breidablikk** began production, four months ahead of schedule

December
- Equinor entered into an agreement to acquire Shell's equity in and operatorship in the **Linnorm** discovery in the Norwegian sea

January 2024
- PDO for the **Eirin** gas field approved
- 39 new licences awarded in January 2024

Hywind Tampen

Strategic progress

Transform the NCS to deliver sustained value for decades

Realising the potential of the NCS

Equinor expects to continue to add profitable barrels from the NCS towards 2035. With a robust project portfolio in the execution phase and a valuable non-sanctioned portfolio, field development activity is expected to remain high on the NCS. In addition, a large remaining potential from improved recovery and exploration could be realised through new technologies. Overall, E&P Norway's ambition is to deliver 20-30 exploration wells and 50-70 improved recovery wells each year. This would result in at least 125 wells every year, including project wells.

In 2023, E&P Norway was awarded 26 new production licences, and 12 discoveries were made close to existing infrastructure.

Delivering on CO_2 ambitions

The CO_2 abatement portfolio is progressing towards the ambition of a 50% emissions reduction from operations in Norway by 2030, through electrification, consolidation, and improved energy efficiency on the existing installations. In 2023 approvals were received for Njord Electrification and the Snøhvit Future Project. The Gina Krog platform was electrified and connected to the Utsira High power grid in September. In August the Hywind Tampen floating offshore wind farm was officially opened, and it is delivering 35% of Snorre and the Gullfaks fields total energy needs.

From an oil and gas province to a broad energy province

Norway Energy Hub, Equinor's industrial plan to transform the NCS into a broad energy province led by E&P Norway, saw good progress. Equinor and RWE signed a collaboration agreement to develop low-carbon energy solutions with a focus on establishing an energy partnership between Germany and Norway.

Equinor applied for new CO_2 storage acreage during the year, and matured Smeaheia CO_2 storage project further. The Norwegian government also announced two processes for awarding offshore wind acreage on competitive terms. Equinor is seeking to participate in both. The first is announced to be held by the Government in March 2024. Further licence rounds from the authorities are expected in 2025. Equinor continues to support further development of CCS, offshore wind, and hydrogen in Norway as part of this industrial plan.

Exploratory wells drilled[1)]

	For the year ended 31 December		
	2023	**2022**	**2021**
North Sea			
Equinor operated	**12**	6	10
Partner operated	**9**	3	2
Norwegian Sea			
Equinor operated	**3**	4	2
Partner operated	**1**	4	0
Barents Sea			
Equinor operated	**0**	2	2
Partner operated	**1**	0	2
Total (gross)	**26**	19	18

1) Wells completed during the year, including appraisals of earlier discoveries.


Gina Krog

Performance review

Average production by location in 2023
mboe/day


301
53
1,020
The Norwegian Sea
The Barents Sea
The North Sea

Average equity production by asset in 2023
mboe/day


Johan Sverdrup 319
Troll Phase 1 (Gas) 198
Other Equinor operated 115
Oseberg 94
Gullfaks 76
Visund 66
Aasta Hansteen 59
Skarv 54
Åsgard 44
Snøhvit 44
Tyrihans 43
Snorre 32
Gina Krog 31
Ormen Lange 30
Other partner operated 29
Martin Linge 29
Kvitebjørn 23
Statfjord Unit 21
Sleipner West 20
Fram 16
Grane 16
Gudrun 15
Equinor operated fields
Partner operated fields

Operational performance

In 2023, E&P Norway delivered solid production throughout the year, continuing to be a reliable energy provider to Europe. The NCS remains a globally competitive oil and gas province with significant high value resources that can be developed and produced with a low carbon footprint enabled by world-class infrastructure.

Total production from the NCS in 2023 was on par with the production in 2022, with a strong close to the year compensating for operational challenges in second and third quarter. In total for 2023, liquids production increased by 7% and gas production decreased by 7% - delivering a total production of 1,374 mboe per day compared to 1,387 mboe per day in 2022. The decrease in gas production was mainly caused by natural decline and unplanned turnaround extensions on several gas fields, including Troll and Aasta Hansteen. The liquids production benefitted from Johan Sverdrup phase 2 coming on stream and increased full field capacity, in addition to the startup of Breidablikk and re-start of production from Njord, Hyme and Bauge.

In 2023, the **Troll field** produced an amount of gas equivalent to 26% of E&P Norway's total gas production on the NCS.

In 2023, **Johan Sverdrup** achieved a production efficiency of 96%.

After 6 weeks of ramp-up, **Breidablikk** already produced 20 mboe/d.

E&P Norway - Financial information

	For the year ended 31 December		
(in USD million)	**2023**	**2022**	**Change**
Total revenues and other income	**38,340**	75,930	(50%)
Operating, selling, general and administrative expenses	**(3,759)**	(3,782)	(1%)
Depreciation, amortisation and net impairment losses	**(5,017)**	(4,167)	20%
Exploration expenses	**(476)**	(366)	30%
Net operating income/(loss)	**29,087**	67,614	(57%)
Adjusted earnings*	**29,577**	66,260	(55%)
Additions to PP&E, intangibles and equity accounted investments	**5,939**	4,922	21%
Organic capex*	**5,383**	4,848	11%

	For the year ended 31 December		
Operational information	**2023**	**2022**	**Change**
E&P Norway entitlement liquid and gas production (mboe/day)	**1,374**	1,387	(1%)
E&P Norway entitlement liquids production (mboe/day)	**645**	605	7%
E&P Norway entitlement gas production (mboe/day)	**729**	782	(7%)
Average liquids price (USD/bbl)	**78.6**	97.5	(19%)
Average internal gas price (USD/MMBtu)	**12.20**	31.22	(61%)

Over time, the volumes lifted and sold will equal entitlement production, but may be higher or lower in any period due to differences between the capacities and timing of the vessels lifting the volumes and the actual entitlement production during the period.

Financial performance

Equinor revenues continued to remain strong for 2023 with production on par with 2022, even though lower prices for gas and liquids during the year led to a decrease in net operating income and revenues compared to 2022. Other income was impacted by gain from sale of ownership shares, with USD 222 million in 2023 for the Statfjord area compared to USD 730 million for Martin Linge and Ekofisk in 2022. In addition, other income in 2022 included a significant positive effect on embedded derivatives from higher short term gas prices.

Increased operation and maintenance costs, as well as environmental expenses led to increased operating, selling, general and administrative expenses from 2022 to 2023. The development in interest rates and increased cost estimates impacted the Gassled removal cost negatively, when comparing 2023 to 2022. In contrast, falling energy prices, led to decreased transportation and electricity cost partially offsetting the increases. Exchange rate development in the NOK/USD during the year 2023 offset the cost increases and their visibility in the reported numbers.

The NOK/USD exchange rate development in the year and the sale of ownership shares in Martin Linge and Ekofisk in 2022 reduced depreciation, amortisation and net impairment losses in 2023. However, depreciation, amortisation and net impairment losses were negatively impacted by a USD 588 million impairment of a North Sea asset in 2023 as opposed to net impairment reversals of USD 819 million in 2022 driving an overall increase year-on-year.

Increased exploration drilling activity levels (28 wells this year compared to 22 wells last year) and increased seismic and field development led to an increase in exploration expenses in 2023 compared to 2022. An increased capitalisation rate partially offset the increase.

During 2023, organic capex* and additions to PP&E, intangibles and equity accounted investments increased mainly due to increased activity in the sanctioned projects portfolio both for Equinor- and partner operated projects. Decreased investments on the Johan Sverdrup field following completion of phase 2 partially offset this.

Sustainability performance

E&P Norway	Performance	
Performance indicator	**2023**	**2022**
Serious Incident Frequency (SIF) (number per million hours worked	**0.4**	0.5
Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)	**6.4**	6.6
Monitoring indicator		
Total Recordable Injury Frequency (TRIF) (number per million hours worked)	**3.4**	3.8

SIF for E&P Norway improved in 2023 compared to the prior year. Although there was a slight increase in the number of actual incidents compared to the previous year, the reduction in the number of incidents with serious potential, especially those associated with falling objects, offset this increase. TRIF also improved compared to 2022. However, there are still too many personnel injuries. Throughout the year, reinforcement measures in the "I am Safety Roadmap" were carried out systematically. Measures related to increased attention on observations, reporting, and actions to prevent falling objects positively influenced the number of falling objects. Increased attention to quality in compliance and leadership conversation, and pre-job briefings on site also contributed positively to identifying and managing risks in the execution of work.

The reduction in the upstream CO_2 intensity is primarily attributable to Johan Sverdrup being fully electrified and producing at increased plateau. These gains were partially offset by turnarounds on the Troll fields, declining production at Martin Linge and startup of production on Njord.

CO_2 capture and storage (CCS) is important for E&P Norway's sustainability performance. Emissions of more than 700 Ktonnes CO_2 were avoided in 2023 due to CCS at the Sleipner and Snøhvit fields. Through energy management, E&P Norway is making continuous efforts to improve energy efficiency of its operations. In 2023, more than 60 energy efficiency measures were implemented with the potential to reduce around 200 Ktonnes of CO_2.

As a response to Equinor's biodiversity position, site-specific inventories (SSI) of important biodiversity features were established for all facilities on the NCS in 2023. The SSI also included identification of possible pressures from site activities and an assessment of how the pressures were managed.



Johan Sverdrup


FPSO PSVM

3.2 Exploration & Production International

The Exploration & Production International (E&P International) reporting segment covers exploration, development and production of oil and gas outside the NCS and the US.

Exploration & Production International

E&P International was present in 12 countries and had production in 10 countries in 2023 producing at around 345 mboe per day, from the combination of five operated assets and 16 partner operated assets. This accounted for around 17% of Equinor's total equity production of oil and gas in 2023, compared to 16% in 2022. E&P International reported a net operating income of USD 2.3 billion in 2023.

Equinor believes that continued development within well-established areas of the international portfolio will realise high value potential for the future.

Exploration activity: In 2023, four onshore appraisal wells in Argentina were completed by the operator YPF in Bajo del Toro license in Vaca Muerta, including test production. Eight exploration licences were awarded in the year with four in the UK, three in Angola and one in Brazil.

A strong **project pipeline** in core countries:

Brazil

- Bacalhau (Equinor 40%, operator) is being developed with subsea wells tied back to an FPSO, with first oil scheduled for 2025. A second phase of the Bacalhau field development is being considered to fully exploit the value potential.
- Raia (Equinor 35%, operator) includes both oil and gas discoveries and will be developed with a new FPSO, with start-up expected in 2028. Raia represents one of the main gas projects in the country, playing a key role in the further development of the Brazilian gas market.

UK

- The Rosebank field (Equinor 80%, operator) will be developed with subsea wells tied back to a redeployed FPSO, with start-up planned in 2026-2027.

Committing to low carbon ambitions

In 2023, E&P International continued to implement measures to deliver on its climate ambitions and worked closely with partners to drive CO_2 and methane reductions in both operated and non-operated assets.

Peregrino in Brazil started importing gas to power turbines at the Peregrino C platform[10] and switched from diesel to fuel gas at the FPSO. When completed, this is expected to avoid 100kt per year of CO_2 emissions. In addition, a vent gas recovery unit was commissioned. This is expected to eliminate E&P International's single biggest source of methane emissions.

Mariner in the UK is systematically implementing opportunities identified as part of the Emissions Reduction Action Plan (ERAP). Three of the prioritised projects include flare bypass tie-ins, use of biodiesel, and optimising crude pump controls, which are expected to deliver emissions reductions of up to approximately 125kt CO_2e over the field life.

10) The Peregrino gas import is expected to be offline for 2024 due to pipeline repairs


Equinor-operated producing assets
Equinor-operated fields under development
Partner-operated producing assets
Rosebank
Barnacle
Statfjord Unit
Mariner
Buzzard
Utgard
Hibernia
Hebron
In Amenas
Mabruk
ACG
In Salah
Murzuq
Block 31
Agbami
Block 15
Block 17
Roncador
Raia
Peregrino
Bacalhau
Bajo del Toro
Bandurria Sur

Key events

March
- Equinor signed an agreement to acquire **Suncor Energy UK Limited**
- Sale of **Corrib** was completed

May
- Final investment decision to develop the **Raia** project (Formerly **BM-C-33**)

June
- **Suncor Energy UK Limited** transaction closed

September
- Final investment decision to progress Phase 1 of the **Rosebank** field
- Declaration of Commerciality and Plans for Development was submitted for the **Raia** concession

November
- Agreement was reached to sell Equinor's **Nigerian** business to Chappal Energies

December
- Equinor signed an agreement with State Oil Company of Azerbaijan Republic (SOCAR) for the sale of its business in **Azerbaijan**



Bacalhau FPSO

Strategic progress

Strengthening the current positions

Focusing and deepening

In 2023, E&P International executed on its strategy by deepening its portfolio in the UK through the acquisition of Suncor Energy UK Limited. Progress was made in core areas of the operated project portfolio by approving the final investments for the Rosebank project in the UK and the Raia project in Brazil. Additionally, E&P International took steps to focus its portfolio by signing an agreement to sell the business in Nigeria to Chappal Energies and by agreeing to sell all interests in assets in Azerbaijan to SOCAR.

Going forward, E&P International seeks to work systematically to improve the robustness of the portfolio. This is expected to improve the ability to deliver positive cash flow year-on-year. E&P International continues to, in collaboration with partners and key stakeholders, mature the unsanctioned projects such as Bay du Nord and Tanzania LNG with the aim to improve value and resilience to low prices. Exploration will primarily be focused on lower-risk opportunities in areas with existing activities and where existing infrastructure can be leveraged.

Decarbonising the portfolio and improving sustainability performance

Decarbonising and improving the sustainability performance of the portfolio remains a top priority to ensure competitiveness through the energy transition. E&P International has increased decarbonisation efforts in existing assets, and new production is designed for lower emission intensity. Mariner's Emissions Reduction Action Plan was submitted to the authorities in 2023 and implementation is in progress. All new development projects have been designed for lower emissions to support delivery of Equinor's Energy transition plan. Rosebank is going to be designed for electrification from shore and the projects in Brazil will use combined-cycle gas turbines and closed flare system.

E&P International is also focusing on (i) increasing voluntary social investments in both core and other countries, along the 'resilient host communities' dimension in the just transition framework and (ii) 'identifying key biodiversity features associated with projects through site-specific inventories to enable biodiversity preservation.

Exploratory wells drilled[1)]

	For the year ended 31 December		
	2023	**2022**	**2021**
Americas (excluding US)			
Equinor operated	**0**	3	0
Partner operated	**4**	7	2
Africa			
Equinor operated	**0**	0	0
Partner operated	**0**	2	0
Other regions			
Equinor operated	**0**	0	1
Partner operated	**0**	0	0
Total (gross)	**4**	12	3

1) Wells completed during the year, including appraisals of earlier discoveries.




ASIAN HERCULES III
Bacalhau FPSO – module installation.

Performance review

Operational performance

In 2023, E&P International achieved consistent growth in production throughout the year, with an increase of 17 mboe per day compared to 2022. Liquid volumes increased by 8%, while gas volumes decreased by 13%, compared to 2022. The main contributor to the growth in liquid production was the Peregrino field which had a full year of production in 2023 following resumption of production in the second half of 2022 and phase 2 start-up in October 2022. Additionally, the Buzzard field in the UK contributed positively to the growth following the Suncor Energy UK Limited acquisition in July 2023. The decrease in gas volumes is mainly due to the divestment of the Corrib field in Ireland.

The decreased effect from production sharing agreements (PSA) in 2023 compared to 2022 was mainly caused by lower oil and gas prices, in combination with a decrease in production from several fields with PSAs.

Average equity production by country in 2023
mboe/day

103
87
44
27
26
20
15
14
8
2

Angola
Brazil
Algeria
UK
Azerbaijan
Nigeria
Canada
Argentina
Libya
Ireland

Average equity production by asset in 2023


mboe/day
Angola Block 17 76
Peregrino 53
Roncador 33
In Salah 30
ACG 26
Others 21
Agbami 20
Angola Block 15 17
In Amenas 14
Bandurria Sur 13
Mariner 13
Hebron 11
Angola Block 31 9
Murzuq 8
Equinor operated fields
Partner operated fields
Equinor operated and partner operated fields

Peregrino is producing at plateau and is expected to continue maintaining this level of production in the coming years.

51% of E&P International production in 2023 was from **Africa**.

E&P International's newly acquired equity shares of **Buzzard** increased the average production in the **UK** by 15 mboe/d from mid-year 2023.

Financial performance

E&P International - Financial information

(in USD million)	For the year ended 31 December 2023	2022	Change
Total revenues and other income	**7,032**	7,431	(5%)
Purchases [net of inventory]	**(70)**	(116)	(40%)
Operating, selling, general and administrative expenses	**(2,176)**	(1,698)	28%
Depreciation, amortisation and net impairment losses	**(2,433)**	(1,731)	41%
Exploration expenses	**(20)**	(638)	(97%)
Net operating income/(loss)	**2,332**	3,248	(28%)
Adjusted earnings*	**2,863**	3,806	(25%)
Additions to PP&E, intangibles and equity accounted investments	**4,376**	2,623	67%
Organic capex*	**2,553**	1,864	37%

Operational information	For the year ended 31 December 2023	2022	Change
E&P International equity liquid and gas production (mboe/day)	**345**	328	5%
E&P International entitlement liquid and gas production (mboe/day)	**266**	235	13%
Production sharing agreements (PSA) effects (mboe/d)	**79**	94	(15%)
Average liquids price (USD/bbl)	**72.6**	92.0	(21%)

The growth in entitlement production across E&P international contributed to strong financial results, despite the impact of lower prices in 2023. The decrease in operating income and revenues was mainly due to the reduction in liquid commodity prices, as liquids constitute 90% of E&P International's entitlement production. The sharp decline in gas prices further contributed to the decrease in revenues.

Increased operation and maintenance expenses associated with turnarounds across various fields led to increased operating expenses from 2022 to 2023. Increased royalties and production fees linked to increased production at the Peregrino field also contributed to the overall rise in costs. This was partially offset by decreased royalties at Roncador due to lower prices in 2023.

The inclusion of Buzzard following the Suncor Energy UK Limited acquisition, increased production from Peregrino in Brazil and Bandurria Sur in Argentina, in addition to several new investments in producing fields resulted in an overall increase in depreciation from 2022 to 2023.

Net impairment related to property, plant, and equipment increased from USD 286 million in 2022 to USD 310 million in 2023. In 2023, the impairment was mainly related to the planned exit from Azerbaijan. In 2022, the main contributors were impairments related to Equinor's exit from Russia, partially offset by an impairment reversal of an asset in the Europe and Asia area, supported by a slight increase in reserves estimates.

Well costs related to Karabagh in Azerbaijan, and drilling costs in Canada expensed in 2022 were the main drivers for the reduction in exploration expenses from 2022 to 2023. The capitalisation of previously expensed exploration wells in Brazil also positively impacted the 2023 numbers.

The main driver for increased organic capex* from 2022 to 2023 is the development project Raia in Brazil, following the final investment decision in May 2023. In addition, increased activity from Argentina and the final investment decision for the Rosebank project in the UK, added to the increase. The Suncor Energy UK Limited acquisition in 2023 further influenced the movement in the additions to PP&E, intangibles and equity accounted investments.

E&P International financial results by country
USD millions

Argentina
Azerbaijan
Algeria
Libya
Nigeria
Angola
Canada
UK
Ireland
Brazil
Others

-500 0 500 1,000 1,500 2,000 2,500

Adjusted earnings* | IFRS Accounting Standards Net Operating Income | IFRS Accounting Standards Revenue


Peregrino C

Sustainability performance

E&P International	Performance	
Performance indicator	**2023**	**2022**
Serious Incident Frequency (SIF) (number per million hours worked)[11]	**0.9**	0.4
Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)	**14**	18
Monitoring indicator		
Total Recordable Injury Frequency (TRIF) (number per million hours worked)[11]	**3.0**	2.5

11) E&P International's safety indicators include also E&P USA, due to low manhours reported in USA operations


In Amenas

E&P International's SIF increased in 2023. Of the eight recorded serious incidents (SI), two of the incidents had major accident potential, as described in section 2.2. Safe and secure operations. Five of the SIs happened in Brazil, one in Argentina, one in the US and one in UK. These incidents were thoroughly investigated in order to learn and improve. Continuous work is ongoing to prevent similar incidents in the future.

TRIF increased in 2023. Of the 27 recordable injuries, 20 happened in Brazil, four in UK, two in the US, and one in Argentina. This roughly corresponds to the distribution of manhours recorded by the different business clusters.

In 2023, E&P International continued to work diligently to improve its overall safety performance, in line with the I am Safety Roadmap. Key focus areas included Major Accident Prevention, proactive and visible safety leadership, collaboration with suppliers and partners, as well as the implementation of digital observation cards. While the results of 2023 do not reflect these, E&P International firmly believes that consistently applying safety practices, protocols, and reporting routines to learn from incidents will strengthen the safety performance over time. E&P International remains committed to the aspiration of zero harm, and this is reflected in the regular safety trainings, focus on human and organisational principles as well as assurance activities, and the belief that all accidents are preventable.

E&P International has a strong focus on reducing GHG emissions. For Equinor-operated licences this means continually identifying, prioritising, and executing measures to reduce emissions. For partner-operated assets and joint-operated entities this means supporting partners, operators, and relevant stakeholders to improve detection, reporting and forecasting of GHG emissions; to identify the most effective opportunities to reduce emissions; and supporting implementation of these. CO_2 intensity of Equinor-operated assets forms a performance indicator both at E&P International and business cluster level, and in 2023 it decreased for E&P International following the return of the Peregrino field to full production.

Environmental performance is based around avoiding harm, with a performance indicator relating to accidental spills. In order to better understand opportunities for protecting and enhancing nature, in 2023 site-specific inventories for biodiversity were completed for Equinor-operated assets.

3.3 Exploration & Production USA

The Exploration & Production USA (E&P USA) reporting segment covers exploration, development and production of oil and gas in the US. E&P USA is the 5th largest producer of oil & gas in the US Gulf of Mexico and the US onshore operations are Equinor's largest international production outside Norway.

Appalachian Basin

Appalachian Basin
North America
Producing field
Field development
Vito
Titan
Stampede
Tahiti
Sparta
Caesar Tonga
Julia
Bigfoot
Heidelberg
Jack
St Malo
Gulf of Mexico

Exploration & Production USA

E&P USA produced around 363 mboe per day, from the combination of two operated assets and 11 partner operated assets. The production accounted for 17% of Equinor's total equity production of oil and gas in 2023, compared to 16% in 2022. E&P USA reported a net operating income of USD 1,353 million for 2023.

Equinor has continued shaping the US oil and gas portfolio, focusing activity in areas with high value potential while maintaining a low operational CO_2 footprint.

Exploration activity: Equinor is one of the most active exploration companies in the Gulf of Mexico, with more than 100 exploration leases in its portfolio including multiple prospects and leads. In 2023, E&P USA added leases to the portfolio of opportunities in the Gulf of Mexico. Equinor continues to evaluate these prospects and mature the opportunities in the Gulf of Mexico. In 2023, E&P USA participated in drilling activity for five exploration prospects in the area. One prospect was determined to be a discovery while the remaining four prospects were dry or non-commercial.

Strong project pipeline:
Vito platform (Equinor 36.89%, non-operated) was brought online in 2023 and reached plateau production during the year. Development will continue by drilling additional production wells.

Sparta (Equinor 49%, non-operated) development was sanctioned at the end of 2023, which will include eight production wells tied back to a semi-submersible floating production unit. The Sparta development will utilise 20k technology and have a designed capacity of 100,000 boe per day at peak and is expected to start production in 2028.

Along with the development of Sparta, E&P USA continues to look for opportunities to add value through exploration and expansion opportunities to existing infrastructure.

Committing to low carbon ambitions
The US assets, onshore and offshore, have some of the lowest carbon intensities within the Equinor international portfolio and E&P USA remains committed to working with partners to maintain this.

Key events

February

- **Vito** in the US Gulf of Mexico on stream

December

- Sanction of **Sparta** field



Appalachian Basin

Strategic progress

Strengthening the current positions

Focusing and deepening

In 2023, E&P USA continued to deepen its portfolio in line with the overall E&P International strategy. Production started at the Vito field reaching plateau production during the year. The development of the Sparta project, a Paleogene subsalt discovery in the Garden Banks area, was sanctioned. With these developments E&P USA continues to strengthen its presence in the US Gulf of Mexico.

Through the investments in onshore gas assets in the Appalachia Basin, E&P USA continued to deliver valuable and low-carbon gas production. Throughout 2023, E&P USA participated in the drilling and completion of 162 wells in the states of Pennsylvania, West Virginia, and Ohio.

Decarbonising the portfolio and improving sustainability

The US assets, onshore and offshore, have among the lowest carbon intensity within the Equinor international portfolio. E&P USA is still working to reduce CO_2 and methane emissions where it is possible. On Appalachian Basin, a vapour recovery unit at the Eisenbarth well pad was installed in 2023, and work was started to replace natural gas with nitrogen for valve actuation.

E&P USA is committed to minimising its environmental impact, and in 2023 completed a biodiversity site-specific inventory of the Appalachian Basin gas asset. E&P USA has also started work to determine long-term, community- informed social investment opportunities which create positive benefits for the communities, both of which support the just transition framework.

Exploratory wells drilled[1]

	For the year ended 31 December		
	2023	2022	2021
US			
Equinor operated	**0**	1	1
Partner operated	**4**	0	2
Total (gross)	**4**	1	3

1) Wells completed during the year, including appraisals of earlier discoveries.

Performance review

Average equity production by asset in 2023
mboe/day


223
37
23
22
14
14
12
9
7
2


Appalachian (APB)
Caesar Tonga
Tahiti
Vito
Julia
St. Malo
Jack
Big Foot
Stampede
Other



Appalachian Basin

The **Gulf of Mexico** portfolio had a record high production efficiency in 2023.

During start-up in 2023, **Vito** field's production got ramped up to 33 mboe/d.

The **Appalachian Basin** assets have 439 mmboe of proved reserves in total.

Operational performance

The average daily production of liquids and gas increased by 12%, mainly due to the start-up of the Vito offshore field in the US Gulf of Mexico in the first quarter of 2023, the impact of new flowlines, which was installed in second half of 2022 in the Caesar Tonga field in the US Gulf of Mexico, and additional wells onstream in the Appalachian basin. The increase was partially offset by a natural decline in the Appalachian basin and several mature fields in the Gulf of Mexico.

During 2023, E&P USA completed drilling a carbon capture well in the Appalachian basin albeit with negative results. E&P USA also participated in five partner-operated exploration wells during 2023 to continue the high value potential opportunities. However, four of the partner-operated exploration wells were determined to be dry or non-commercial.

Entitlement production differs from equity production in the USA where entitlement production is expressed net of royalty interests. Equity production represents volumes that correspond to Equinor's percentage ownership in a particular field and is larger than Equinor's entitlement production where the royalties are excluded from entitlement production.

Equinor's entitlement production in the USA was 16% of Equinor's total entitlement production in 2023.

E&P USA - Financial information

	For the year ended 31 December		
(in USD million)	**2023**	**2022**	**Change**
Total revenues and other income	**4,319**	5,523	(22%)
Operating, selling, general and administrative expenses	**(1,178)**	(938)	26%
Depreciation, amortisation and net impairment losses	**(1,489)**	(361)	>100%
Exploration expenses	**(299)**	(201)	49%
Net operating income/(loss)	**1,353**	4,022	(66%)
Adjusted earnings*	**1,076**	2,957	(64%)
Additions to PP&E, intangibles and equity accounted investments	**1,206**	764	58%
Organic capex*	**1,172**	775	51%

	For the year ended 31 December		
Operational information	**2023**	**2022**	**Change**
E&P USA equity liquids and gas production (mboe/day)	**363**	324	12%
E&P USA entitlement liquid and gas production (mboe/day)	**314**	279	12%
Royalties (mboe/d)	**49**	44	10%
Average liquids price (USD/bbl)	**64.4**	81.0	(20%)
Average internal gas price (USD/mmbtu)	**1.77**	5.55	(68%)

Financial performance

Increased entitlement production due to Vito field start-up, Caesar Tonga flowline installation, and increased well count partially offset the impact of lower realised liquids and gas prices which were the main drivers for the decrease in revenues in 2023 compared to 2022.

Operating expenses increased due the start-up of the Vito platform, combined with increased maintenance activity in the Appalachian basin contributing to increased operations and maintenance expenditure.

Depreciation increased in 2023 due to additional production, decreased impairment reversals, and additional capital expenditures both offshore and onshore. This increase was partially offset by improved reserves.

Impairment reversals related to property, plant, and equipment amounted to USD 290 million in 2023 which were primarily driven by improved expected reserves due to additional well opportunities. In 2022, impairment reversals amounted to USD 1,060 million mainly driven by increased short-term prices.

Increased exploration expenses were driven by drilling activity for four exploration prospects in the Gulf of Mexico. The four prospects were dry or non-commercial and were expensed accordingly, resulting in a significant increase in exploration cost.

Investments in 2023 in the recently sanctioned Sparta project, St. Malo Water Injection, and Appalachian Basin Partner Operated assets drove the increase in Organic capex* and additions to PPE, intangibles and equity accounted investments from 2022.


Gulf of Mexico

Sustainability performance

E&P USA

	Performance	
Performance indicator	**2023**	**2022**
Serious Incident Frequency (SIF) (number per million hours worked)[12]	**N/A**	N/A
Upstream CO_2 intensity, Scope 1 (kg CO_2/boe)	**3.6**	3.3
Monitoring indicator		
Total Recordable Injury Frequency (TRIF) (number per million hours worked)[12]	**N/A**	N/A

12) For E&P USA the hours worked are below one million and, therefore, separate frequencies are not calculated and published. The safety indicators are reported on total E&P International level in section 3.2.

In 2023 E&P USA experienced a slight improvement in the number of incidents while having increased activities. The 2023 numbers included one serious incident and two recordable injuries. E&P USA had two serious incidents and two recordable injuries in 2022. While there is progress, continued vigilance will always be necessary. E&P USA remains committed to the goal of zero incidents and has taken numerous measures to improve the overall safety performance and strengthen its reporting culture. E&P USA believes that a learning culture where the safety practices, protocols, and reporting routines are consistently improved, will strengthen the safety performance in a more sustainable manner over time.

Equinor-operated assets recorded a small increase in CO_2 intensity compared to 2022 due to increased drilling and completion activity in the Appalachian Basin. Equinor-operated and partner-operated equity production from E&P USA, covering approximately half of Equinor's production outside of Norway, had an upstream CO_2 intensity of 3 kg CO_2/boe in 2023.



Appalachian Basin

3.4 Marketing, Midstream & Processing

Marketing, Midstream & Processing (MMP) works to maximise corporate value creation in Equinor's mid- and downstream business through safe, reliable and efficient operations. It is responsible for capturing the full value potential of all marketed and traded products, such as crude oil, liquids and natural gas. In addition, MMP is responsible for Equinor's low carbon solutions.



Kårstø

Marketing, Midstream & Processing

Marketing, Midstream & Processing (MMP) is responsible for:

- Marketing, trading, processing, and transporting crude oil and condensate, natural gas, natural gas liquids (NGL) and refined products.
- Operation of a refinery, terminals, and processing plants.
- Trading power.
- Providing transport solutions for natural gas, liquids, and crude oil from Equinor assets, including pipelines, shipping, trucking, and rail.
- Developing Equinor's low-carbon solutions.

The business activities within MMP are organised in the following business clusters:

Marketing, Midstream & Processing (MMP)					
Crude, Products and Liquids	Gas and Power	Low Carbon Solutions	Data improvements, Shipping and Commercial operations	New Value Chains	Onshore Plants

In total, MMP markets, trades, and transports around 70% of all Norwegian gas exports and 60% of all liquids exports, comprising Equinor's own products, the Norwegian State's direct financial interest (SDFI) equity production, and third-party volumes.


Norway
UK
Denmark
Belgium
Germany
Canada
USA
China
India
Singapore
Brazil
Argentina

MMP main assets

The below table shows MMP's main assets including ownership and operator responsibilities.

Asset	Type	Country	Capacity/Size	Ownership	Operated
Mongstad refinery	Refinery	Norway	226,000 bbl/day	100%	Y
Tjeldbergodden	Methanol plant	Norway	2,600 ton/day	82%	Y
Kårstø[1]	Gas processing plant	Norway	151 MSm³/day	5%	TSP[2]
Kollsnes[1]	Gas processing plant	Norway	97 MSm³/day	5%	TSP[2]
Gassled	Gas processing plants and pipelines	NW. Europe		5%	N
Nyhamna	Gas processing plant	Norway	84 MSm³/day	30.1%	N
Aldbrough Gas Storage	Gas Storage	U.K.	260 MSm³ storage	33.3%	N
Etzel Gas Lager	Gas Storage	Germany	1,200 MSm³ storage	24.78%	Y
Mongstad terminal	Crude oil terminal	Norway	9.4 mbbl storage	65%	Y
Sture terminal	Crude oil terminal	Norway	6.7 mbbl storage	36.2%	Y
Triton Power	Power Generation	U.K.	1,200 MW	50%	N

1) Part of Gassled. 2) Technical service provider.

Gas and Power

Equinor's gas marketing and trading business is conducted from Norway and from offices in Belgium, the UK, Germany and the US. As owner of Danske Commodities (DC), a trading company for power and gas, MMP increased its presence in energy trading. DC is active in Europe and also operates in the US, Brazil, Singapore and Australia. The major export markets for natural gas produced from the NCS are the UK, Germany, France, the Netherlands and Belgium. LNG from the Snøhvit field, combined with third-party LNG cargoes, allows Equinor to reach global gas markets.

MMP is active in both the physical and exchange markets, such as the Intercontinental Exchange (ICE) and Trayport, and optimises the value of the gas volumes through a mix of bilateral contracts and over the trading desk, via its production and transportation systems and downstream assets. Some of Equinor's long-term gas contracts have price review clauses which can be triggered by the parties[13]. MMP receives a marketing fee from E&P Norway for the Norwegian gas sold on behalf of the company.

Crude, products and liquids

MMP is responsible for the sale of crude oil and NGL produced on the NCS. It also markets the equity volumes from Equinor's assets in the US, Brazil, Canada, Angola, Nigeria, Algeria, Azerbaijan, and the UK, as well as third-party volumes. Value is maximised through marketing, physical and financial trading, and the optimisation of owned and leased capacity such as refineries, processing, terminals, storage, pipelines, railcars, and vessels.

These operations are headquartered in Norway, with offices in the UK, Singapore, the US, and Canada.

Low-carbon solutions

Equinor believes decarbonising hydrocarbons with carbon capture and storage (CCS) is key to reaching net zero, and aims to combine its long experience from CCS on the NCS, its reservoir expertise and experience from developing value chains with peers, suppliers and customers to develop large-scale, commercially viable decarbonisation solutions. By 2030, more than 50% of Equinor's gross capex* is intended to be dedicated to renewables and low carbon solutions. Equinor's solutions include:

Developing carbon management services to offer industries based on CO_2 transport and storage:

- Northern Lights: Equinor is, together with Shell and TotalEnergies, developing infrastructure for CO_2 transport and storage on the NCS from various industries. Phase 1 has a capacity of 1.5 million tonnes of CO_2 annually and is planned to be operational in 2024. The Northern Lights infrastructure will enable the transport of CO_2 from industrial capture sites to a terminal in Øygarden for intermediate storage before transport by pipeline for permanent storage. Phase 1 is fully utilised with Oslo Celsio, Heidelberg Cement Brevik, Yara Sluiskil and Ørsted's two biomass power stations Asnæs and Avedøre as the first customers.

Future CCS projects under development include:

- East Coast Cluster & Net Zero Teesside power: Equinor is a partner in the bp-operated CO_2 transport and storage project Northern Endurance Partnership (NEP) in the UK. NEP will serve CO_2 capture projects in the two industrial clusters Teesside and Humber and have an annual storage capacity of 4 million tonnes.
- Smeaheia: Equinor was awarded the CO_2 storage licence for Smeaheia in the North Sea by the Norwegian Ministry of Energy (MPE) in 2022 on a 100% equity basis. The licence has an estimated CO_2 storage capacity of 20 million tonnes annually.
- CO_2 Highway Europe is a large-scale CO_2 pipeline planned to connect CO_2 capture projects in North-West Europe to different storage sites on the NCS. The pipeline is planned to have a capacity of between 20-30 million tonnes annually.
- Bayou Bend: Equinor has a 25% interest in Bayou Bend CCS LLC, which is positioned to be one of the largest US CCS projects located along the Gulf Coast in Southeast Texas. The project aims to have a CO_2 storage potential of 10-20 million tonnes annually.

Providing hydrogen by reforming natural gas with CCS:

- Hydrogen provides a solution to hard to abate emissions from industries. Equinor is involved in projects aimed at producing low-carbon hydrogen from natural gas with CCS, including the H2BE project in Belgium, the H2M Eemshaven project in the Netherlands, and a proposed 600 MW low-carbon hydrogen production plant at Saltend Chemicals Park in the UK.

13) For ongoing price reviews, Equinor provides in its financial statements for probable liabilities based on Equinor's best judgement. For further information, see note 26 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Key events

June
- Equinor signs long-term LNG purchase agreement with Cheniere
- Net Zero Teesside Power project progressed

July
Equinor acquires stake in the Bayou Bend CCS project

October
New supply agreement for natural gas signed with RWE

December
Major gas sales agreement signed with Germany's state-owned company SEFE



Northern Lights

Strategic progress

Positioned for short- and long-term value creation

Asset backed trading strategy with limited downside and large upside and well positioned for market volatility

During 2023 MMP worked to maximise value from Equinor's equity production of oil and gas for the producing units and to capture value from Equinor's global mid- and downstream positions through marketing, trading, and optimisation.

MMP operated its onshore plants and shipping portfolio in a safe, secure and competitive manner to ensure flow assurance. MMP utilised its asset-backed trading strategy, capturing both financial and physical market opportunities.

As a leading energy trading company, Danske Commodities (DC) connects producers and large-scale consumers to wholesale markets. DC brings renewables to the market at scale, and through their portfolio of gas storages and assets, DC provides the flexibility needed to meet the energy demands and intermittency of renewable power generation. DC also supported Equinor's power and renewables strategy as the balancing agent for Dogger Bank wind power production.

Uniquely positioned to build low carbon value chains

Low-carbon solutions strategy aimed to develop new business and reduce GHG emissions through CO_2 transportation and storage, hydrogen value chains for natural gas decarbonisation, technology development, carbon footprint reduction and the market development of low-carbon products.

Within low carbon, Equinor strengthened its position in the US with the acquisition in Bayou Bend. Equinor will participate in the first power generation with CO_2 capture through Net Zero Teesside which together with Northern Endurance Partnership were selected for funding by UK authorities. Customers for CCS storage in Northern Lights phase 1 are now fully secured.

Performance review

Operational performance

The total natural gas sales volumes were 58.9 bcm in 2023, a decrease of 4.4 bcm compared to total volumes for 2022. This difference is mainly due to decreased production from the NCS caused by turnarounds and natural decline of gas producing fields.

The average crude, condensate and NGL sales were 2.6 mmbbl per day in 2023, 17% higher than 2022[14] due to increased sales of equity and third-party volumes.

High regularity at onshore gas processing plants, ensured gas deliveries and portfolio flexibility allowing MMP to continue to be a reliable provider of energy in Europe. MMP utilised its transport systems and shipping portfolio to deliver crude, LNG and products where they were needed the most, thereby increasing the overall value creation

In 2023, the average realised piped gas price in Europe was USD 13.86 per MMBtu, down from USD 32.84 per MMBtu in 2022. European gas prices reduced significantly during the year compared to 2022 due to decreased demand, increased LNG imports and increased storage levels.

In 2023, the average realised piped gas price in North America was USD 2.09 MMBtu, down from USD 5.89 MMBtu in 2022. North American gas price decrease was driven by high gas production, storage surplus and mild weather.

14) Sold liquids volumes restated for 2022 and 2021.

All of Equinor's gas produced on the NCS is sold by MMP and purchased from E&P Norway at the fields´ lifting point at a market-based internal price with a deduction for the cost of bringing the gas from the field to the market and a marketing fee. The NCS transfer price for gas was USD 12.20 per MMBtu in 2023, a decrease from USD 31.22 per MMBtu in 2022, aligned with market price development.


Natural gas sales (ex. SDFI volumes)
bcm
70
60
50
40
30
20
10
0
2021
2022
2023
NCS equity gas
INT equity gas
3rd party gas


Liquids sold volumes per day
Mill bbls per day
2,5
2
1,5
1
0,5
0
2021
2022
2023
Equinor NCS
Equinor INT
SDFI
3rd party

MMP - Financial information

(in USD million)	For the year ended 31 December 2023	2022	Change
Total revenues and other income	**105,908**	148,105	(28%)
Purchases [net of inventory]	**(95,769)**	(139,916)	(32%)
Operating, selling, general and administrative expenses	**(4,916)**	(4,591)	7%
Depreciation, amortisation and net impairment losses	**(1,239)**	14	N/A
Net operating income/(loss)	**3,984**	3,612	10%
Adjusted earnings*1)	**3,242**	4,234	(23%)
- Gas and Power2)	**2,038**	3,942	(48%)
- Crude, Products and Liquids2)	**1,359**	683	99%
- Other2)	**(155)**	(391)	60%
Additions to PP&E, intangibles and equity accounted investments	**844**	1,212	(30%)
Organic capex*	**191**	288	(34%)

Operational information	For the year ended 31 December 2023	2022	Change
Liquid sales volume (mmbbl)3)	**956.3**	815.9	17%
Natural gas sales Equinor (bcm)	**58.9**	63.3	(7%)
Natural gas entitlement sales Equinor (bcm)	**53.2**	56.1	(5%)
Power generation (GWh) Equinor share	**2,298**	1,012	>100%
Realised piped gas price Europe (USD/MMBtu)3)	**13.86**	32.84	(58%)
Realised piped gas price US (USD/MMBtu)	**2.09**	5.89	(65%)

1) Restated. For more information, see Amended principles for Adjusted earnings* in the section 5.6 Use and reconciliation of non-GAAP financial measures. 2) From 2023, the presentation of MMP's adjusted earnings* was changed to align with organisational structure and management's review of performance, with retrospective effect. 3) Restated. Restatement due to a change in definition of the price marker for realised gas price and improved methodology for calculating liquids sales volumes. For more information, see section 5.7 Other definitions and abbreviations.

Financial performance

Net operating income includes net effects from changes in fair value related to storage and commodity derivatives utilised to manage price risk exposure. During 2023, the net operating income included impairments of USD 343 million, in contrast to USD 895 million of net impairment reversals in the prior year.

Adjusted earnings* in 2023 decreased from the previous year. The result from Crude, Products and Liquids doubled by effectively capturing financial and physical market opportunities and optimising the shipping portfolio. However, this was more than offset by a decreased result from Gas and Power trading, as reduced gas market volatility and diminished geographical spreads reduced the 2023 result compared to the extraordinary performance in 2022.

Total revenues and other income decreased from 2023 to 2022 due to lower gas and oil sales prices in both Europe and North America and decreased gas volumes. This was partially offset by increased liquid sales.

Purchases [net of inventory] decreased from 2022 to 2023 due to lower prices for both gas and liquids.

The increase in Operating expenses and selling, general and administrative expenses from 2022 to 2023 was mainly due to significant increased transportation costs for liquids and increased selling, general and administrative expenses mainly due to increased activity within Low Carbon Solutions.

Depreciation, amortisation and net impairment increased from 2022 to 2023 driven by the impairment of refinery assets in 2023 and an impairment reversal in 2022.

The main driver for the decrease in organic capex* from 2022 to 2023 are lower investments in projects related to onshore plants.



Kollsnes

Sustainability performance

Marketing, Midstream and Processing	Performance	
Performance indicator	**2023**	**2022**
Serious Incident Frequency (SIF) (number per million hours worked)	**0.4**	0.6
CO_2 emissions reduction (kt)	**55**	358
Monitoring indicator		
Total Recordable Injury Frequency (TRIF) (number per million hours worked)	**3.5**	3.0

MMP's systematic efforts within safety resulted in a reduction in the frequency of serious incidents in 2023. As part of the "I am safety framework" main priorities for the Onshore Plants in 2023 included actions to prevent major accidents including trainings, actions to prevent falling objects, strengthening use of lifesaving rules and C&L, proactive reporting and learning, self-assessments, and internal verifications. Within shipping, MMP worked closely with the shipowners to improve reporting and learning from incidents. All shipping companies operating for MMP must be prequalified before contracts are entered into, and all vessels undergo regular thorough inspections. During the third quarter MMP experienced a man overboard fatality on a tanker in Malaysia.

MMP achieved CO_2 emission reductions in 2023 of a total of 55 Ktonnes of CO_2 due to more efficient and stable operations in Hammerfest LNG and process improvements at Mongstad and Kårstø. The decrease against last year is due to the large reduction achieved last year through the rebuild of the Mongstad Combined Heat and Power.

As a part of Equinor's biodiversity position, site-specific inventories of important biodiversity features were established for all onshore facilities. Possible pressures from activities and operations were assessed, using both internal and external data and analyses. The site-specific inventory is an important contribution to future sustainability and biodiversity risk management, both at site level and a regional level.

3.5 Renewables

Renewables (REN) segment is responsible for safe, profitable operations and project development in renewable energy activity. The focus for REN is offshore wind, onshore renewables, and energy storage solutions across four main regions: the Americas, Asia-Pacific, Europe, and Norway.


Hywind Tampen

Renewables

Power is currently being produced from 5 offshore wind farms and 5 onshore wind and solar projects, with an additional 16 projects under construction and development, operated by Equinor and partners.

In 2023, REN achieved a significant milestone with the first power generation from the largest offshore wind farm in the UK, Dogger Bank, and further expansion in onshore renewables in the Americas and Europe.

By 2030, Equinor aims to become a leading provider of renewable energy globally and maintain the position as Norway's leading energy major. Simultaneously, Equinor seeks to grow its presence and emerge as a leading company in the energy transition in selected international markets.


Hywind Tampen
Hywind Scotland
Dogger Bank A, B, C
Sheringham Shoal & Dudgeon
Welkin Mill
Blandford Road
Bałtyk I, II, III
Stępień
Zagórzyca
Wilko
Lipno
Arkona
Empire Wind
Atlas Wind
Bandibuli
Donghae1
Apodi
Serra da Babilonia 1
Mendubim
Business development
Offshore wind – bottom-fixed
Offshore wind – floating
Onshore renewables & battery

Overview

Offshore wind

Equinor is a leading player in the offshore wind industry, with a strong commitment to harnessing the power of wind energy to drive the transition towards sustainable and renewable energy sources. Equinor is seeking opportunities for floating offshore wind and is developing offshore projects and partnerships in selected markets. Floating wind is still at an early development phase compared with other renewable energy sources. REN's offshore wind activities span multiple regions, including Norway, the UK, the US Northeast, and the Baltic Sea, where wind farms are being operated and developed.

The below table shows REN's offshore wind assets in operation including ownership and operator responsibilities.

Asset	Asset type	Country	Generation capacity Equinor (MW)	Ownership	Operated
Sheringham Shoal	Fixed	UK	127	40%	Y
Dudgeon Offshore Wind Farm	Fixed	UK	141	35%	Y
Hywind Scotland	Floating	UK	23	75%	Y
Arkona	Fixed	Germany	96	25%	N/RWE
Hywind Tampen[1]	Floating	Norway	36	41%	Y

1) Hywind Tampen is owned by E&P Norway segment and operated by REN segment.

REN is currently planning and developing several offshore wind projects in Northern Europe, the US and South Korea. Dogger Bank A started generating first power in 2023 and is expected to officially commence operation in 2024. Dogger Bank B and C are under construction and are expected to start generating power during the next three years. During the developmental stage, SSE Renewables operates these three projects, which Equinor will assume operatorship when the wind farms come on stream.

Offshore wind projects on the US Northeast Coast are facing cost inflation and supply chain constraints. The rejection of petitions relating to offtake agreements resulted in the recognition of an impairment loss for the year. Equinor and bp decided to reset the Empire Wind 2 project and explore alternative business opportunities. On 25 January 2024, Equinor entered a swap transaction with bp, under which Equinor will take full ownership of the Empire Wind lease and projects and bp will take full ownership of the Beacon Wind lease and projects. Following the signing of agreement, Equinor submitted a bid for the Empire Wind 1 project in New York's fourth offshore wind solicitation round and on 29 February 2024 was awarded the offtake contract.

Onshore renewables and energy storage solutions

As the demand for integrated solar, wind, and energy storage solutions continues to rise, Equinor is expanding its presence in onshore renewable energy in specific power markets across Europe, North America, and South America. Equinor is also integrating battery storage assets into its renewable portfolio, with a primary focus on the UK and the US, two prominent battery storage markets where the company holds substantial offshore wind assets. These market entries involve the acquisition of local energy companies and Equinor aims to enhance value through collaboration with local teams, fostering transformation and leveraging synergies within the company.

The below table shows REN's onshore assets in operation including ownership and operator responsibilities.

Asset	Asset type	Country	Generation capacity Equinor (MW)	Storage capacity (MW/MWh)	Ownership	Operated
Apodi	Solar	Brazil	71		44%	N/Scatec
Wilko	Onshore wind	Poland	26		100%	Y/Wento
Stępień	Solar	Poland	58		100%	Y/Wento
Zagórzyca	Solar	Poland	60		100%	Y/Wento
Serra da Babilônia 1	Onshore wind	Brazil	223		100%	Y/Rio Energy
Blandford Road	Battery storage	UK		25/50	100%	Y/Noriker

Equinor currently has three onshore renewable projects under construction in Europe, with an expected completion date within the next two years, at which point the projects are expected to begin generating power.

In addition, hydrogen based on renewable energy sources is expected be a key contributor to the energy transition, primarily by decarbonising the hard-to-abate sectors. Equinor has taken positions in green hydrogen projects in Northwest Europe and is exploring further opportunities. Green hydrogen has the potential to unlock additional value through storage and balancing energy systems where renewables penetration is high.



Key events

January
- Acquisition of leading Danish solar developer **BeGreen** was closed

June
- The second Polish solar plant **Zagórzyca** started production

August
- The **Hywind Tampen**, the world's largest floating offshore wind farm, officially opened

September
- Acquisition of the **Wilko** onshore wind farm in Poland

October
- Sold the 117 MW **Guañizuil II** power plant in Argentina
- First power from **Dogger Bank A** offshore wind farm, SSE lead developer

November
- Acquisition of onshore renewables company **Río Energy** in Brazil

January 2024
- **Blandford Road**, the first commercial battery storage asset, started operations in the UK
- **Empire Wind 2** offshore wind project announced reset, seeking new future offtake opportunities
- Swap transaction with bp, under which Equinor will take full ownership of the **Empire Wind** lease and projects and bp will take full ownership of the **Beacon Wind** lease and projects
- Submitted bid for the **Empire Wind 1** project in New York's fourth offshore wind solicitation round

February 2024
- **Empire Wind 1** awarded offtake contract in New York's fourth offshore wind solicitation round

Dogger Bank

Strategic progress

Developing a high-value renewables business

Delivering on Equinor's strategy to be a leader in the energy transition requires profitable growth at scale in renewables. REN is aiming to deliver above 65 TWh from renewables power generation by 2035, with real project returns in the 4-8% range and further potential equity value upsides from the selective use of project financing and farm-downs. Renewables growth initially relies on the following two strategic pillars, which will over time converge into flexible power and energy offerings in selected markets.

Becoming an offshore wind major and floating wind leader
REN aims to create value through industrial scale-up in offshore wind by building on its early entry and successful track-record in the industry and leveraging the leading position in floating offshore wind. Key milestones in 2023 include reaching full production capacity at Hywind Tampen, the world's largest floating wind farm, as well as delivering first power from Dogger Bank, the world's largest offshore wind farm.

Building onshore renewables and storage positions
REN aims to build low-cost onshore renewables positions in attractive markets, backed by storage and trading. REN's onshore strategy is to enter markets through the acquisition of local companies with strong teams and capabilities. Key milestones in 2023 include the closing of the BeGreen transaction in Denmark, the acquisition of Rio Energy in Brazil (onshore wind and solar), and the expansion of Wento – onshore renewables platform in Poland – into onshore wind.


VOLTAIRE
Dogger Bank - Construction phase

Performance review

Operational performance

Power generation (Equinor share) was 1,859 GWh (gigawatt hours) in 2023, compared to 1,641 GWh in 2022. In 2023, the offshore wind farms produced 1,384 GWh with the majority coming from Dudgeon, Sheringham Shoal and Arkona, while onshore renewables contributed an additional 474 GWh of power, mainly from the onshore wind farm, Serra da Babilonia, in Brazil. The substantial increase in production was driven by the ramp-up of new onshore power plants in Poland and Brazil compared to 2022.

In 2023, the equity-based installed renewable energy capacity was 0.86 GW. REN has a pipeline to deliver on the strategic ambition towards 2030 of 12-16 GW installed renewables capacity, with associated production of 35-60 TWh annually. There is line of sight to 2030 GW ambition. Value creation will be the priority over reaching volume targets.

Progress was demonstrated in 2023 on both project execution and on building the portfolio pipeline. Hywind Tampen, the world's largest floating wind farm, was officially opened in August, supplying renewable power to the Snorre and Gullfaks fields in Norway. Another significant achievement was the world's largest offshore wind farm, Dogger Bank A (SSE lead developer), reaching first power in the UK. In addition, REN successfully initiated production from solar projects in Brazil and Poland and diversified its renewable portfolio by making bolt-on acquisitions of onshore platforms in Denmark, Poland and Brazil. The acquisition of the onshore solar and wind platforms in these countries was a significant move towards expanding the portfolio and providing more options for sustainable energy generation.

REN - Financial information

	For the year ended 31 December		
(in USD million)	**2023**	**2022**	**Change**
Revenues third party, other revenue and other income	**50**	127	(61%)
Net income/(loss) from equity accounted investments	**(33)**	58	N/A
Total revenues and other income	**17**	185	(91%)
Operating, selling, general and administrative expenses	**(462)**	(265)	74%
Depreciation, amortisation and net impairment losses	**(312)**	(4)	>100%
Net operating income/(loss)	**(757)**	(84)	>(100%)
Adjusted earnings*	**(454)**	(184)	>(100%)
Additions to PP&E, intangibles and equity accounted investments	**2,007**	298	>100%
Organic capex*	**843**	247	>100%

	For the year ended 31 December		
Operational information	**2023**	**2022**	**Change**
Renewables power generation (GWh) Equinor share	**1,859**	1,641	13%


Stępień solar plant.

Financial performance

European offshore wind assets in operation within the equity accounted investment portfolio decreased in revenue contribution by 26% within net income/(loss) from equity accounted investments in 2023. This decline was due to lower prices experienced in 2023, increased maintenance costs and increased expenditure associated with early phase projects.

Added revenue from the newly acquired onshore wind farm in Brazil and the start-up of production at solar plants in Poland contributed positively to total revenues in 2023. Combined with the decreased results from equity accounted investments in 2023, total revenues and other income decreased relative to 2022. Favourable effects of divestments early in 2022 significantly impacted the decline.

The notable decrease in net operating income for 2023 compared to the prior year was primarily due to the recognition of a USD 300 million impairment in the third quarter for offshore wind projects in the US Northeast following the rejection of petitions related to offtake agreements. In addition, increased business development expenditures and increased operating activity levels contributed to an upward trend in operating and administrative expenses in 2023. The increased costs associated with maturing projects, which predominantly originated from offshore wind activities in the UK and Asia, contributed to the reduction in adjusted earnings* in 2023 compared to 2022.

For 2023, USD 114 million of organic capex* was allocated for onshore renewables, while USD 729 million was for offshore wind projects and investments related to projects in the US and the UK. In 2022, total organic capex* was USD 247 million, mainly related to investments in US and the Europe.

The acquisitions of BeGreen and Rio Energy in the year drove the increase in additions to PP&E, intangibles and equity accounted investments compared to 2022.

The gross capex* for the renewable business amounted to USD 2.6 billion, of which organic gross capital expenditures* amounted to USD 1.5 billion. Equinor's ambition is to have more than 50% of gross capex* allocated to renewable and low carbon solutions by 2030 and is on track to deliver on the ambitions.

Sustainability performance

Renewables	**Performance**	
Performance indicator	**2023**	**2022**
Serious Incident Frequency (SIF) (number per million hours worked)	**1.0**	0.8
Monitoring indicator		
Total Recordable Injury Frequency (TRIF) (number per million hours worked)	**2.2**	4.3
Renewables offshore wind GHG intensity, scope 1 and 2 (g CO_2/kWh)	**3.2**	2.9

The number and frequency of personnel injuries for Renewables was reduced over the last year. However, REN experienced four potential serious incidents in 2023, resulting in a negative development in the serious incident frequency. Continuous improvements for routine operational activities have been established and are ongoing.

The GHG intensity for offshore wind fields in operation recorded a slight increase over the last year, mainly because maritime vessel diesel consumption increased more than electricity production. Reducing maritime emissions is part of the activities planned for 2024 to support the net-zero ambition.

To address Equinor Renewables´ aims within circularity and biodiversity, following ambitions have been set:

- Ban landfill of blades from 2024 and perform 100% recirculation of decommissioned blades by 2030.
- All new offshore wind projects will establish net positive biodiversity impact plans.

Site-specific inventories of key biodiversity features were established for four Equinor operated offshore wind assets in operation, Sheringham Shoal, Dudgeon, Hywind Scotland and Hywind Tampen.

3.6 Other group

The Other reporting segment includes activities in Projects, Drilling and Procurement (PDP), the Technology, Digital & Innovation (TDI) segment and corporate staffs and support functions.

Northern Lights

Overview

Technology, Digital & Innovation

To strengthen the development of technologies, digital solutions and innovation, Equinor has gathered the activities into a business area, Technology, Digital & Innovation (TDI).

TDI brings together research, technology development, specialist advisory services, digitisation, IT, improvement, innovation, ventures and future business to one technology powerhouse. TDI is responsible for safe and efficient development and operation of assets; and for providing expertise, projects and products across the company.

Equinor Ventures is also part of TDI. Ventures is a corporate venture capital arm investing in innovative scalable companies and developing relationships to accelerate the energy transition. To read more about Equinor Ventures, please see section 2.3 Research and innovation.

In 2023 TDI updated the Equinor Technology Strategy with a mission to transform through technology by six guiding principles and addressing strategic themes across three pillars, see overview below.

Equinor Technology strategy

Transforming through technology

Guiding principles Transform the way we operate	Strategic themes What the technology strategy is solving for			What does it take?
Embed: data and digital **Scale:** for competitive advantage **Integrate:** technology **Deliver:** distinctive expertise **Modernise:** our delivery models **Co-innovate:** with partners	**Delivering impact to the businesses today** ▪ Discover and utilise the total near and in field resource potential ▪ Extend lifetime and re-use of infrastructure ▪ Optimise energy production through next gen operations ▪ Drive cost-efficient scaling of offshore wind	**Applying solutions to build the company of tomorrow** ▪ Develop large-scale value chains for hydrogen and derivatives ▪ Capture synergies through energy system integration ▪ Build scalable solutions for carbon capture, transport & storage ▪ Develop competitive solutions for trading and supply	**Transforming into a data-driven company** ▪ Develop a resilient and scalable digital foundation to drive business agility ▪ Accelerate data-driven decision making	▪ People and capital prioritisation ▪ Internal delivery models and ways of working ▪ New business models & strategic partnerships ▪ Capability building ▪ Safety, security and sustainability improvement & technology resilience
	Reduce CO_2 emissions from our activities			

Projects, Drilling & Procurement

Projects, Drilling & Procurement (PDP) is responsible for oil and gas field development, well delivery, electrification, CCS and hydrogen projects, and procurement in Equinor. PDP aims to deliver safe, secure and efficient project development, including well construction, founded on world-class project execution and technology excellence.

PDP utilises innovative technologies, digital solutions and carbon-efficient concepts to shape a competitive project portfolio at the forefront of the energy industry transformation. Sustainable value is created together with suppliers through a simplified and standardised fit-for-purpose approach.

In 2023 PDP had 33 projects (including third party projects) in execution, 8 of which came on stream during the year. 105 wells were delivered, and 98 of these were on the Norwegian continental shelf. Through 2023 PDP contributed to the Equinor strategy by executing and driving projects, such as:

- One of the projects delivered in 2023 was Breidablikk, a tie in to Grane. The project came on stream in October, four months ahead of schedule. The project was delivered within budget and with higher initial production than expected. The project is highly profitable, provides important volumes to the market and value to the Norwegian society and its owners.
- The Wisting investment decision was postponed to mature a profitable Wisting project together with partners and suppliers. Also, the Bay Du Nord investment decision was postponed to further improve overall project competitiveness.
- PDP has a front role in developing new projects related to carbon capture and storage, such as the Northern Lights project, Smeaheia and CO_2 Highway Europe.

PDP Transforming Execution (PDPTex) project: Going forward, PDP aims to transform to ensure long-term competitiveness, safeguard Equinor's licence to operate and efficiently manage an increasingly diverse and complex portfolio. This requires addressing new challenges and opportunities which will be done in the PDPTex project:

1. Lift human rights understanding, performance and transparency
2. Secure longevity of oil and gas cash flow from NCS, by making marginal tie-back volumes profitable
3. Accelerate the CCS business build, generating new cash flows and reducing net carbon intensity

Corporate staff and support functions

Corporate staff and support functions comprise the non-operating activities supporting Equinor and include head office and central functions that provide business support such as finance and control, corporate communication, safety, security and sustainability, corporate audit, legal and compliance and people and organisation.

Performance review

Financial performance

In 2023 the Other reporting segment recorded a net operating loss of USD 92 million compared to a net operating loss of USD 178 million in 2022. The improvement was mainly due to an increase in proceeds from insurance claims, relating to South Riding Point and the fire at Melkøya LNG in 2020.

The sum of equity accounted investments and non-current segment assets was relatively consistent with the prior year at USD 1,075 million for the year ending 31 December 2023, compared to USD 1,096 million for the year ending 31 December 2022. The organic capex* for Other reporting segment was USD 91 million in 2023 and USD 76 million in 2022.



Sustainability performance

Other group

Performance indicator	Performance 2023	2022
Serious Incident Frequency (SIF) (number per million hours worked)	**0.2**	0.3
TDI R&D expenditure on renewables, low-carbon solutions and energy efficiency (share of total)	**40%**	36%
Monitoring indicator		
Total Recordable Injury Frequency (TRIF) (number per million hours worked)	**1.3**	1.6

Altogether the safety results of the Other reporting segment improved in 2023 compared to 2022. This was mainly due to the good development in PDP and TDI but was offset by a slight increase SIF and TRIF in the Corporate staff and support function.

The safety results for TDI continued to improve with zero SIs in 2023. TDI had one recordable incident, reducing TRIF from 2022 to 2023. Focus areas included preventing falling objects and safety incidents on pressurised systems for test rigs and laboratories. TDI also contributes to improving safety through technology by improving safety in new value chains (H_2, NH_3, CO_2), establishing monitoring methods for corrosion under insulation, and using drones and robotics to improve health and safety.

PDP repeated another year without serious well control incidents. The total number of serious incidents was 11 in 2023, decreased from 19 in 2022. The improvements were related to the systematic and consequent follow up of the PDP safety charters between Equinor and contractors over many years. The SIF incidents included two serious personnel injuries. PDP is committed to further improvements in its safety results to avoid serious injuries and well control incidents.

In the Energy transition plan, Equinor set out to allocate 40% of the TDI R&D funding to low carbon and renewable technologies by 2025. Two years ahead of target, Equinor achieved this ambition in 2023. Two important 2023 milestones that are the outcome of research projects in TDI were:

- FPSO with technology to lower emissions - Bacalhau will be the first asset to have a FPSO in Brazil that uses combined cycle gas turbines, which is expected to significantly reduce carbon emissions. The technology combines a gas turbine with a steam turbine to take advantage of excess heat that would otherwise be lost. The introduction of combined cycle technology is expected to increase energy efficiency and reduce CO_2 emissions by about 3 million tons over the field lifetime (-25%).
- Methane measurements using drones - In June 2023, Equinor successfully tested three drone-based technologies, and one LIDAR-based technology for methane measurements at Kollsnes to meet current and future methane measurement obligations and requirements. Data collection was deemed successful by vendors and results are being analysed.

One of PDP's main focus is developing projects that contribute to deliver on Equinor 'Scope 1 and 2 GHG emissions' performance indicator of a 50% reduction by 2030, and tailor for portfolio optimisation by project emissions forecast. PDP Procurement and Supplier Relations is accelerating the energy transition by integrating net zero in supply chain management, through upstream Scope 3 emissions data collection and supplier collaboration for net zero. PDP drilling & well is mainly pursuing efficiency and reduced emissions in its drilling operations. PDP is supporting the inclusion of Equinor biodiversity position: Site-specific inventories of important biodiversity features, enhancement opportunities for existing project sites and plans on how to have a positive contribution to biodiversity are a requisite for all projects.

4 Financial statements



4.1	Consolidated financial statements	156
	Consolidated statement of income	157
	Consolidated statement of comprehensive income	158
	Consolidated balance sheet	159
	Consolidated statement of changes in equity	160
	Consolidated statement of cash flows	161
	Notes to the Consolidated financial statements	162
4.2	Parent company financial statements	228
	Statement of income Equinor ASA	229
	Statement of comprehensive income Equinor ASA	230
	Balance sheet Equinor ASA	231
	Statement of cash flows Equinor ASA	232
	Notes to the Financial statements Equinor ASA	233

4.1 Consolidated financial statements

Consolidated statement of income 157
Consolidated statement of comprehensive income 158
Consolidated balance sheet 159
Consolidated statement of changes in equity 160
Consolidated statement of cash flows 161

Notes to the Consolidated financial statements 162
Note 1. Organisation 162
Note 2. Accounting policies 162
Note 3. Climate change and energy transition 163
Note 4. Financial risk and capital management 168
Note 5. Segments 173
Note 6. Acquisitions and disposals 177
Note 7. Total revenues and other income 180
Note 8. Salaries and personnel expenses 182
Note 9. Auditor´s remuneration and Research and development expenditures 183
Note 10. Financial items 183
Note 11. Income taxes 184
Note 12. Property, plant and equipment 188
Note 13. Intangible assets 192
Note 14. Impairments 195
Note 15. Joint arrangements and associates 200
Note 16. Financial investments and financial receivables 201
Note 17. Inventories 202
Note 18. Trade and other receivables 203
Note 19. Cash and cash equivalents 203
Note 20. Shareholders' equity, capital distribution and earnings per share 204
Note 21. Finance debt 207
Note 22. Pensions 211
Note 23. Provisions and other liabilities 214
Note 24. Trade, other payables and provisions 216
Note 25. Leases 217
Note 26. Other commitments, contingent liabilities and contingent assets 219
Note 27. Related parties 221
Note 28. Financial instruments and fair value measurement 222
Note 29. Subsequent events 227

CONSOLIDATED STATEMENT OF INCOME

		Full year		
(in USD million)	**Note**	**2023**	**2022**	**2021**
Revenues	7	**106,848**	149,004	88,744
Net income/(loss) from equity accounted investments	15	**(1)**	620	259
Other income	6	**327**	1,182	1,921
Total revenues and other income	7	**107,174**	150,806	90,924
Purchases [net of inventory variation]		**(48,175)**	(53,806)	(35,160)
Operating expenses		**(10,582)**	(9,608)	(8,598)
Selling, general and administrative expenses		**(1,218)**	(986)	(780)
Depreciation, amortisation and net impairment	12, 13, 14	**(10,634)**	(6,391)	(11,719)
Exploration expenses	13	**(795)**	(1,205)	(1,004)
Total operating expenses		**(71,404)**	(71,995)	(57,261)
Net operating income/(loss)	5	**35,770**	78,811	33,663

		Full year		
(in USD million)	**Note**	**2023**	**2022**	**2021**
Interest income and other financial income	10	**2,449**	1,222	38
Interest expenses and other financial expenses	10	**(1,660)**	(1,379)	(1,223)
Other financial items	10	**1,325**	(50)	(895)
Net financial items		**2,114**	(207)	(2,080)
Income/(loss) before tax		**37,884**	78,604	31,583
Income tax	11	**(25,980)**	(49,861)	(23,007)
Net income/(loss)		**11,904**	28,744	8,576
Attributable to shareholders of the company	20	**11,885**	28,746	8,563
Attributable to non-controlling interests		**19**	(3)	14
Basic earnings per share (in USD)	20	**3.93**	9.06	2.64
Diluted earnings per share (in USD)	20	**3.93**	9.03	2.63

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Full year		
(in USD million)	**Note**	**2023**	**2022**	**2021**
Net income/(loss)		**11,904**	28,744	8,576
Actuarial gains/(losses) on defined benefit pension plans		**(276)**	461	147
Income tax effect on income and expenses recognised in OCI[1]		**66**	(105)	(35)
Items that will not be reclassified to the Consolidated statement of income	22	**(211)**	356	111
Foreign currency translation effects		**(587)**	(3,609)	(1,052)
Share of OCI from equity accounted investments		**(113)**	424	0
Items that may subsequently be reclassified to the Consolidated statement of income		**(701)**	(3,186)	(1,052)
Other comprehensive income/(loss)		**(911)**	(2,829)	(940)
Total comprehensive income/(loss)		**10,992**	25,914	7,636
Attributable to the shareholders of the company		**10,974**	25,917	7,622
Attributable to non-controlling interests		**19**	(3)	14

1) Other Comprehensive Income (OCI).

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 31 December 2023	2022
ASSETS			
Property, plant and equipment	12	**58,822**	56,498
Intangible assets	13	**5,709**	5,158
Equity accounted investments	15	**2,508**	2,758
Deferred tax assets	11	**7,936**	8,732
Pension assets	22	**1,260**	1,219
Derivative financial instruments	28	**559**	691
Financial investments	16	**3,441**	2,733
Prepayments and financial receivables	16	**1,291**	2,063
Total non-current assets		**81,525**	79,851
Inventories	17	**3,814**	5,205
Trade and other receivables[1]	18	**16,933**	22,452
Derivative financial instruments	28	**1,378**	4,039
Financial investments	16	**29,224**	29,876
Cash and cash equivalents[2]	19	**9,641**	15,579
Total current assets		**60,990**	77,152
Assets classified as held for sale	6	**1,064**	1,018
Total assets		**143,580**	158,021

1) Of which Trade receivables of USD 13,017 million in 2023 and USD 17,334 million in 2022.
2) Includes collateral deposits of USD 1,572 million for 2023 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 2022 is USD 6,128 million.

(in USD million)	Note	At 31 December 2023	2022
EQUITY AND LIABILITIES			
Shareholders' equity		**48,490**	53,988
Non-controlling interests		**10**	1
Total equity	20	**48,500**	53,989
Finance debt	21	**22,230**	24,141
Lease liabilities	25	**2,291**	2,409
Deferred tax liabilities	11	**13,345**	11,996
Pension liabilities	22	**3,925**	3,671
Provisions and other liabilities	23	**15,304**	15,633
Derivative financial instruments	28	**1,795**	2,376
Total non-current liabilities		**58,890**	60,226
Trade, other payables and provisions	24	**11,871**	13,352
Current tax payable		**12,306**	17,655
Finance debt	21	**5,996**	4,359
Lease liabilities	25	**1,279**	1,258
Dividends payable	20	**2,649**	2,808
Derivative financial instruments	28	**1,619**	4,106
Total current liabilities		**35,719**	43,539
Liabilities directly associated with the assets classified as held for sale	6	**471**	268
Total liabilities		**95,080**	104,032
Total equity and liabilities		**143,580**	158,021

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments[1]	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2021	1,164	6,852	30,050	(4,194)	0	**33,873**	19	**33,892**
Net income/(loss)			8,563			**8,563**	14	**8,576**
Other comprehensive income/(loss)			111	(1,052)		**(940)**		**(940)**
Total comprehensive income/(loss)								**7,636**
Dividends			(2,041)			**(2,041)**		**(2,041)**
Share buy-back		(429)				**(429)**		**(429)**
Other equity transactions		(15)				**(15)**	(18)	**(33)**
At 31 December 2021	1,164	6,408	36,683	(5,245)	0	**39,010**	14	**39,024**
Net income/(loss)			28,746			**28,746**	(3)	**28,744**
Other comprehensive income/(loss)			356	(3,609)	424	**(2,829)**		**(2,829)**
Total comprehensive income/(loss)								**25,914**
Dividends			(7,549)			**(7,549)**		**(7,549)**
Share buy-back	(22)	(3,358)				**(3,380)**		**(3,380)**
Other equity transactions		(10)				**(10)**	(10)	**(20)**
At 31 December 2022	1,142	3,041	58,236	(8,855)	424	**53,988**	1	**53,989**
Net income/(loss)			11,885			**11,885**	19	**11,904**
Other comprehensive income/(loss)			(211)	(587)	(113)	**(911)**		**(911)**
Total comprehensive income/(loss)								**10,992**
Dividends			(10,783)			**(10,783)**		**(10,783)**
Share buy-back	(42)	(3,037)	(2,606)			**(5,685)**		**(5,685)**
Other equity transactions		(3)				**(3)**	(10)	**(13)**
At 31 December 2023	1,101	0	56,521	(9,442)	310	**48,490**	10	**48,500**

1) OCI items from equity accounted investments that may subsequently be reclassified to the Consolidated statement of income, are presented as part of OCI from equity accounted investments. OCI items that will not be reclassified to the Consolidated statements of income will be included in retained earnings.

Please refer to note 20 Shareholders´ equity, capital distribution and earnings per share for more details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in USD million)	Note	Full year 2023	2022	2021
Income/(loss) before tax		**37,884**	78,604	31,583
Depreciation, amortisation and net impairment	12, 13, 14	**10,634**	6,391	11,719
Exploration expenditures written off	13	**(53)**	342	171
(Gains)/losses on foreign currency transactions and balances		**(852)**	(2,088)	(47)
(Gains)/losses on sale of assets and businesses	6	**8**	(823)	(1,519)
(Increase)/decrease in other items related to operating activities[1]		**(1,313)**	468	106
(Increase)/decrease in net derivative financial instruments	28	**1,041**	1,062	539
Interest received		**1,710**	399	96
Interest paid		**(1,042)**	(747)	(698)
Cash flows provided by operating activities before taxes paid and working capital items		**48,016**	83,608	41,950
Taxes paid		**(28,276)**	(43,856)	(8,588)
(Increase)/decrease in working capital		**4,960**	(4,616)	(4,546)
Cash flows provided by operating activities		**24,701**	35,136	28,816
Cash used in business combinations	6	**(1,195)**	147	(111)
Capital expenditures and investments	6	**(10,575)**	(8,758)	(8,040)
(Increase)/decrease in financial investments		**443**	(10,089)	(9,951)
(Increase)/decrease in derivative financial instruments		**(1,266)**	1,894	(1)
(Increase)/decrease in other interest-bearing items		**(87)**	(23)	28
Proceeds from sale of assets and businesses	6	**272**	966	1,864
Cash flows provided by/(used in) investing activities		**(12,409)**	(15,863)	(16,211)

(in USD million)	Note	Full year 2023	2022	2021
Repayment of finance debt	21	**(2,818)**	(250)	(2,675)
Repayment of lease liabilities	25	**(1,422)**	(1,366)	(1,238)
Dividends paid	20	**(10,906)**	(5,380)	(1,797)
Share buy-back	20	**(5,589)**	(3,315)	(321)
Net current finance debt and other financing activities		**2,593**	(5,102)	1,195
Cash flows provided by/(used in) financing activities	21	**(18,142)**	(15,414)	(4,836)
Net increase/(decrease) in cash and cash equivalents		**(5,850)**	3,860	7,768
Foreign currency translation effects		**(87)**	(2,268)	(538)
Cash and cash equivalents at the beginning of the period (net of overdraft)	19	**15,579**	13,987	6,757
Cash and cash equivalents at the end of the period (net of overdraft)[2]	19	**9,641**	15,579	13,987

1) The line item mainly consists of provisions, unrealised gains and losses and items of income or expense for which the cash effects are included in increase/(decrease) in working capital within operating cash flow and investing cash flows. In 2023 the main item is related to interest income and expense included in the line item interest received and interest paid. In 2022 the line item includes a fair value loss related to inventory of USD 672 million. The amount for 2021 includes USD (822) million in redetermination settlement for the Agbami field.

2) At 31 December 2023 and 2022 cash and cash equivalents net overdraft was zero. At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million.

Interest paid in cash flows provided by operating activities excludes capitalised interest of USD 468 million, USD 382 million, and USD 334 million for the years ending 31 December 2023, 2022 and 2021, respectively. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities. Total interest paid amounts to USD 1,510 million, USD 1,129 million, and USD 1,032 million for the years 2023, 2022 and 2021, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organisation

The Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Equinor´s objective is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is co-obligor or guarantor for certain debt obligations of Equinor ASA.

The Consolidated financial statements of Equinor for the full year 2023 were approved for issuance by the board of directors on 12 March 2024 and is subject to approval by the annual general meeting on 14 May 2024.

Note 2. Accounting policies

Statement of compliance

The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with IFRS Accounting Standards as adopted by the European Union (EU) and with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), IFRIC® Interpretations issued by IASB and the additional requirements of the Norwegian Accounting Act, effective on 31 December 2023.

Basis of preparation

The Consolidated financial statements are prepared on the historical cost basis with some exceptions where fair value measurement is applied. These exceptions are specifically disclosed in the accounting policies sections in relevant notes. The material accounting policies described in these Consolidated financial statements have been applied consistently to all periods presented.

Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. All amounts in the Consolidated financial statements are denominated in USD millions, unless otherwise specified. The subtotals and totals in some of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.

The line items included in Total operating expenses in the Consolidated statement of income are presented as a combination of function and nature in conformity with industry practice. Purchases [net of inventory variation] and Depreciation, amortisation and net impairments are presented on separate lines based on their nature, while Operating expenses and Selling, general and administrative expenses as well as Exploration expenses are presented on a functional basis. Significant expenses such as salaries, pensions, etc. are presented by their nature in the notes to the Consolidated financial statements.

Basis of consolidation

The Consolidated financial statements include the accounts of Equinor ASA and its subsidiaries as well as Equinor´s interests in jointly controlled and equity accounted investments. All intercompany balances and transactions, including unrealised profits and losses arising from Equinor's internal transactions, have been eliminated.

Foreign currency translation

Foreign exchange differences arising on translation of transactions, assets and liabilities to the functional currency of individual entities in Equinor are recognised in the Consolidated statement of income as foreign exchange gains or losses within Net financial items. However, foreign exchange differences arising from the translation of estimate-based provisions are generally accounted for as part of the change in the underlying estimate.

When preparing the Consolidated financial statements, the financial statements of entities with functional currencies other than the Group's presentation currency USD are translated into USD, and the foreign exchange differences are recognised separately in the Consolidated statement of comprehensive income within Other comprehensive income (OCI). The cumulative amount of such translation differences relating to an entity is reclassified to the Consolidated statement of income and reflected as a part of the gain or loss on disposal of that entity.

Loans from Equinor ASA to subsidiaries and equity accounted investments with other functional currencies than the parent company, and for which settlement is neither planned nor likely in the foreseeable future, are considered part of the parent company's net investment in the subsidiary. Foreign exchange differences arising on such loans are recognised in OCI in the Consolidated financial statements.

Statement of cash flows

In the statement of cash flows, operating activities are presented using the indirect method, where Income/(loss) before tax is adjusted for changes in inventories and operating receivables and payables, the effects of non cash items such as depreciations, amortisations and impairments, provisions, unrealised gains and losses and undistributed profits from associates, and items of income or expense for which the cash effects are investing or financing cash flows. Increase/decrease in financial investments, derivative financial instruments, and other interest-bearing items are all presented net as part of Investing activities, either because the transactions are financial investments and turnover is quick, the amounts are large, and the maturities are short, or due to materiality.

Adoption of new IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC Interpretations
New IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC Interpretations effective and adopted by Equinor from 1 January 2023 do not have significant impact on Equinor's Consolidated financial statements upon adoption. This includes among others IFRS 17 Insurance Contracts and amendments to IAS 12 International Tax Reform – Pillar Two Model Rules (top-up tax).

IFRS Accounting Standards, amendments to IFRS Accounting Standards, and IFRIC Interpretations issued, but not yet effective, are either not expected to materially impact Equinor's Consolidated financial statements upon adoption or are not expected to be relevant. Equinor has not early adopted any IFRS Accounting Standard, amendments to IFRS Accounting Standards, or IFRIC Interpretations issued, but not yet effective.

Accounting judgement and key sources of estimation uncertainty
The preparation of the Consolidated financial statements requires management to make accounting judgements, estimates and assumptions.

Information about judgements made in applying the accounting policies that have the most significant effects on the amounts recognised in the Consolidated financial statements is described in the following notes:
Note 6 – Acquisitions and disposals
Note 7 – Total revenues and other income
Note 25 – Leases

Estimates used in the preparation of these Consolidated financial statements are prepared based on customised models. The assumptions on which the estimates are based rely on historical experience, external sources of information and various other factors that management assesses to be reasonable under the current conditions and circumstances. These estimates and assumptions form the basis of making the judgements about carrying values of assets and liabilities when these are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis considering the current and expected future set of conditions.

Equinor is exposed to several underlying economic factors affecting the overall results, such as commodity prices, foreign currency exchange rates, market risk premiums and interest rates as well as financial instruments with fair values derived from changes in these factors. The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to several of these economic assumptions. In addition, Equinor's results are influenced by the level of production, which in the short term may be influenced by, for instance, maintenance programmes. In the long-term, the results are impacted by the success of exploration, field developments and operating activities.

The most important matters in understanding the key sources of estimation uncertainty are described in each of the following notes:
Note 3 – Climate change and energy transition
Note 11 – Income taxes
Note 12 – Property, plant and equipment
Note 13 – Intangible assets
Note 14 – Impairments
Note 23 – Provisions and other liabilities
Note 26 – Other commitments, contingent liabilities and contingent assets

Note 3. Climate change and energy transition

Risks arising from climate change and the transition to a lower carbon economy
Policy, legal, regulatory, market and technology developments related to climate change, can affect Equinor's business plans and financial performance. Shifts in stakeholder focus between energy security, affordability and sustainability add uncertainty to delivery and outcomes associated with Equinor's strategy. In its long-term planning, Equinor analyses how the global energy markets may develop, such as future changes in demand for Equinor's products (oil, gas and power in key markets). Commodity price sensitivities are presented in a table below, including the World Energy Outlook 2023 (WEO) scenarios presented by International Energy Agency (IEA), and in note 14 Impairments.

Equinor assesses climate risk from two perspectives: transition risk, which relates to the financial robustness of the company's business model and portfolio in various decarbonisation scenarios; and physical climate risk, which relates to the exposure and potential vulnerability of Equinor's assets to climate-related perils in different climate change scenarios. Equinor's net-zero strategy and climate related ambitions are responses to the challenges and opportunities presented by the energy transition. Below is a summary of relevant risks and risk adjusting actions:

	Risks – upsides and downsides	Risk adjusting actions
Transition risks	▪ Stricter climate laws, regulations, and policies as well as adverse litigation outcomes could adversely impact Equinor's financial results and outlook, including the value of its assets. These might be direct impacts, or indirect impacts through changes in consumer behaviour or technology developments. ▪ Changing demand and more cost-competitive solutions for renewable energy and low-carbon solutions represent both threats and opportunities for Equinor future value creation and the value of Equinor's assets. ▪ Multiple factors in the energy transition contribute to uncertainty in future energy price assumptions and changes in investor and societal sentiment can affect Equinor's access to capital markets and financing costs. ▪ Strong competition for assets, changing levels of policy support, and different commercial/contractual models may lead to diminishing returns within the renewable and low carbon industries and hinder Equinor ambitions. These investments may be exposed to interest rate risk and inflation risk. ▪ Equinor sees opportunities for value creation in the energy transition both through optimisation of Equinor's oil and gas business and through utilising its competitive capabilities across new areas of the energy system. In a decarbonising world with a broad energy mix, the expectation is that policymakers and stakeholders will set a premium on oil and gas produced in a responsible and increasingly carbon efficient way.	▪ Equinor monitors trends in relevant policies and regulations and addresses regulatory and policy risk in capital investment processes and through enterprise risk management in the business line. ▪ Equinor has developed its corporate strategy and Energy transition plan (ETP) to demonstrate commitment to a low carbon business transformation that balances investor and societal expectations. ▪ Equinor includes actual or default minimum carbon pricing across investments, applies price robustness criteria and routinely stress tests the portfolio for different future price scenarios towards net zero. Hurdle rates and other financial sensitivity testing are included in decision making. ▪ Equinor has presented an ambitious abatement plan to reduce absolute emissions and emissions intensity from its activities. ▪ Equinor assesses climate-related risks related to external technology development trends and invests in research, innovation and technology ventures that support positive value creation for its portfolio. Examples of relevant technologies within Equinor's portfolio include carbon capture and storage (CCS), blue/green hydrogen, battery technology, solar and wind renewable energy, low CO_2 intensity solutions, improvements in methane emissions and application of renewables in oil and gas production.
Physical climate risks	▪ Changes in physical climate parameters could impact Equinor's operations, resulting in disruption to operations, increased costs, or incidents. This could be through extreme weather events or chronic physical impacts such as rising sea level accompanied by increased wave heights. As Equinor's renewable portfolio grows, unexpected changes in meteorological parameters, such as average wind speed or changes in wind patterns and cloud cover can affect energy production as well as factors such as maintenance and equipment lifetimes.	▪ Physical climate risks are taken into account through technical and engineering functions in design, operations, and maintenance, with consideration of how the external physical environment may be changing. ▪ With assistance from leading expert consultants and climate scenario models, Equinor continues to assess vulnerability of its assets to potential climate-related changes in the physical environment. However, there is uncertainty regarding the magnitude of impact and time horizon for the occurrence of physical impacts of climate change, which leads to uncertainty regarding the potential impact for Equinor.

Impact on Equinor's financial statements

CO_2-cost and EU ETS carbon credits
Equinor's oil & gas operations in Europe are part of the EU Emission Trading System (EU ETS). Equinor buys EU ETS allowances (quotas or carbon credits) for the emissions related to its oil & gas production and processing. Currently Equinor receives a share of free quotas according to the EU ETS regulation, according to which free quotas are to be phased out by 2035.

Accounting policies

Cost of CO_2 quotas
Purchased CO_2 quotas under the EU Emissions Trading System (EU ETS) are reflected at cost in Operating expenses as incurred in line with emissions. Accruals for CO_2 quotas required to cover emissions to date are valued at market price and reflected as a current liability within Trade, other payables and provisions. Quotas owned, but exceeding the emissions incurred to date, are carried in the balance sheet at cost price, classified as Other current receivables, as long as such purchased quotas are acquired in order to cover own emissions and may be kept to cover subsequent years' emissions.

Obligations resulting from current year emissions and the corresponding amounts for quotas that have been bought, paid, and expensed, but which have not yet been surrendered to the relevant authorities, are reflected net in the balance sheet.

	Number of EU ETS quotas in thousands		in USD million	
	2023	2022	2023	2022
Opening balance at 1 January	10,782	11,026	20	59
Allocated free quotas	356	3,697		
Purchased quotas on the ETS market	7,822	5,985	708	509
Sold quotas on the ETS market	0	0		
Returned excess free quotas	(544)	0		
Settled quotas (offset against emissions)	(9,840)	(9,926)	(635)	(548)
Closing balance at 31 December	8,576	10,782	93	20

All numbers in the table are presented gross (100%) for Equinor operated licenses and include both EU ETS and UK ETS quotas.

Total expensed CO_2 cost related to emissions and purchase of CO_2 quotas in Equinor related to activities resulting in GHG emissions (Equinor's share of the operating licences in addition to land-based facilities) amounted to USD 486 million in 2023, USD 510 million in 2022 and USD 428 million in 2021. A large portion of the cost of CO_2 is related to the purchase of EU ETS quotas. The table below shows, on a 100% operated basis, an analysis of number of quotas utilised and the related monetary amounts recognised in financial statements by Equinor's operated licences and land-based facilities subject to the requirements under EU ETS. Allocated free quotas consist of actual free quotas received in ETS during the year. The closing balance for the number of quotas consists mainly of purchased quotas for current year and remaining quotas after the settlement of current and previous year(s), including free quotas. The closing balance in USD consists mainly of the value of the remaining quotas after the preliminary allocation of the current year quotas.

Investments in renewables and low carbon solutions
Equinor's ambition is to build a focused, carbon efficient oil and gas portfolio complemented with renewable and low-carbon solutions to create long-term value while supplying reliable energy with progressively lower emissions. 2023 saw a significant increase in the power generated from Equinor's renewable portfolio as well as substantial additions to the portfolio pipelines in renewables. However, due to inflation and supply chain constraints, Equinor recognised an impairment in the Renewables segment on the US North East Coast offshore wind projects, see note 14 Impairments for more details.

Equinor's investments in renewables are included as Additions to PP&E, intangibles and equity accounted investments in the REN-segment in note 5 Segments. See table below for details. Over the course of 2023, the acquisition of BeGreen, a commercial-scale offshore wind lease in California, Rio Energy in Brazil and investments related to projects in the US and the UK contributed to the significant increase in the book value compared to the prior year. See note 6 Acquisitions and disposals for more details.

(in USD million)	2023	2022
Offshore, REN	880	146
Onshore, REN	1,127	152
Total Additions to PP&E, intangibles and equity accounted investments - REN	2,007	298
Low carbon solutions (within MMP)	179	36
Total Additions to PP&E, intangibles and equity accounted investments - REN and LCS	2,186	334

Equinor is making significant steps to industrialise CCS and is already involved in the Northern Lights project in Norway providing CO_2 transport and storage solutions (in partnership with Shell and TotalEnergies). Equinor is also pursuing CCS projects in other regions that have the necessary frame conditions for low carbon solutions. The acquisition of a 25% stake in Bayou Bend, positions Equinor to be one of the largest US carbon capture and storage projects located along the Gulf Coast in Southeast Texas. Acquisition investments and capital contributions in these projects amounted to USD 179 million in 2023 (USD 36 million in 2022).

Investments in electrification of oil and gas assets
During 2023, Equinor invested around USD 200 million in electrification (around USD 250 million in 2022). Equinor's abatement projects primarily include full and partly electrification of offshore assets in Norway at key fields and plants, including the Troll, Oseberg, Sleipner, Njord and the Hammerfest LNG plant, mainly by power from shore. Emissions abatement milestones in 2023 included the start-up of the Hywind Tampen offshore wind supplying carbon-free power to the Gullfaks A field and the electrification of the Gina Krog field with power from shore.

Research and development activities (R&D)
Equinor is involved in several R&D projects aimed at optimizing oil and gas activities, reducing emissions, and developing new business opportunities in renewables and low carbon solutions. Equinor's total R&D activities are presented in note 9 Auditor's remuneration and Research and development expenditures (expensed R&D) and in note 12 Property, Plant & Equipment (capitalised R&D).

Effects on estimation uncertainty
The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of Equinor's economic assumptions and future cash flow estimations. The resulting effects and Equinor's exposure to them are sources of uncertainty. Estimating global energy demand and commodity prices towards 2050 is challenging due to various complex factors, including technology change, taxation and production limits, which may change over time. This could lead to significant changes in accounting estimates, such as useful life (depreciation period and timing of asset retirement obligations), value-in-use (impairment assessments), and deferred tax assets (see note 11 Income taxes for expected utilisation period of tax losses carried forward and recognised as deferred tax assets).

Commodity prices
Equinor's commodity price assumptions applied in value-in-use impairment testing are based on management's best estimate of future market trends. This price-set is currently not equal to the price-set in accordance with achieving net zero emissions by 2050 as outlined in the WEO Net Zero Emissions by 2050 scenario. Changes in how the world acts with regards to achieving the goals in the Paris agreement could have a negative impact on the valuation of Equinor's assets. Calculated possible impairments of upstream production assets and certain intangible assets using assumed prices for two scenarios estimated by the International Energy Agency (IEA) are provided in the sensitivity table below. These illustrative impairment sensitivity calculations are based on a simplified model with limitations as described in note 14 Impairments. A linear bridging was applied between current prices and the first price point in the price sets disclosed in both scenarios. USD 2 per bbl of transportation cost was added to the Brent-prices in the scenarios for comparability with management's current best estimate. The IEA scenarios primarily stress oil and gas prices, not reflecting the potential impact on Equinor's renewable and low carbon projects or trading and refinery margins. Furthermore, the MMP and REN segments represent only around 12% of Equinor's total book value of non-current segment assets and equity accounted investments, as disclosed in note 5 Segments.

Cost of CO_2
The EU ETS price has increased significantly from 25 EUR/tonne in 2020 to an average cost of EU ETS allowances of 86 EUR/tonne in 2023 (81 EUR/tonne in 2022). In its commodity price assumptions Equinor projects the price to remain high, in the region of 80 EUR/tonne for the next couple of years in real 2023 terms. In 2040 the price expected to increase to around 130 EUR/tonne (109 EUR/tonne projected in 2022), thereafter increasing to around 150 EUR/ tonne in 2050 (135 EUR/tonne project in 2022) in real 2023 terms. As such, Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today, and a global tax on CO_2 emissions will have a negative impact on the valuation of Equinor's oil and gas assets. Currently, Equinor pays CO_2 fees in Norway, the UK, Germany, Canada and Nigeria. Norway's Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO_2 tax (the total of EU ETS + Norwegian CO_2 tax) in Norway to 2,000 NOK/ tonne (real 2020) in 2030 is used for impairment calculations of Norwegian upstream assets.

Equinor's responses to this risk include evaluation of carbon intensity on both project and portfolio level in investment and divestment decisions. Equinor currently uses an internal cost of carbon, set at 82 USD/tonne in 2025 and increasing to 115 USD/ tonne by 2030 and staying flat thereafter (in countries with higher carbon costs, country specific cost expectations are used). This cost-scenario is uncertain but serves as a placeholder for possible future CO_2 pricing systems, making sure the assets are financially robust.

Climate-related considerations are included directly in the impairment calculations by estimating the CO_2 taxes in the cash flows, and indirectly through estimated commodity prices related to supply and demand. The CO_2 prices also have effect on the estimated production profiles and economic cut-off of the projects. To reflect that carbon will have a cost for all Equinor's assets, the current best estimate of CO_2 prices is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates.

Sensitivity table

The table below presents some relevant prices and variables compared to management's best estimate, and an illustrative potential impairment effect given these scenarios. The scenario price-sets were retrieved from IEA's report, World Energy Outlook 2023. Prices were adjusted for inflation and presented in Real 2023. See section Profitable portfolio in Chapter 2.2. in the Integrated annual report for more details about the scenarios:

	Management's price assumptions[1]		Net Zero Emissions (NZE) by 2050 Scenario[4]		Announced Pledges Scenario (APS)[5]	
Brent blend, 2030	78	USD/bbl	46	USD/bbl	79	USD/bbl
Brent blend, 2040	73	USD/bbl	37	USD/bbl	72	USD/bbl
Brent blend, 2050	68	USD/bbl	28	USD/bbl	65	USD/bbl
TTF, 2030	9.1	USD/MMBtu	4.5	USD/MMBtu	6.8	USD/MMBtu
TTF, 2040	9.5	USD/MMBtu	4.4	USD/MMBtu	6.2	USD/MMBtu
TTF, 2050	9.5	USD/MMBtu	4.3	USD/MMBtu	5.6	USD/MMBtu
EU ETS [2), 3)], 2030	123	USD/tCO_2	146	USD/tCO_2	141	USD/tCO_2
EU ETS [2), 3)], 2040	150	USD/tCO_2	214	USD/tCO_2	182	USD/tCO_2
EU ETS [2), 3)], 2050	176	USD/tCO_2	261	USD/tCO_2	208	USD/tCO_2
Illustrative potential impairment (USD)			~10.0	billion	~3.0	billion

1) Management's future commodity price assumptions applied when estimating value in use, see note 14 Impairments.
2) Scenarios: Price of CO_2 quotas in advanced economies with net zero pledges, not including any other CO_2 taxes.
3) EU ETS price assumptions have been translated from EUR to USD using Equinor's assumptions for currency rates, EUR/USD = 1,176.
4) A scenario where all national energy and climate targets made by governments are met on time and in full. Using this scenario, the world is expected to reach a 1.7°C increase in the year 2100.
5) A scenario where the world moves on a potential path towards limiting global warming to 1.5 °C relative to pre-industrial levels.

Compared to last year's results, the illustrative potential impairments associated with the APS scenario have increased from less than USD 0.5 billion to around USD 3 billion. Similarly, the NZE scenario has increased to around USD 10 billion, compared to around USD 4 billion last year. This is significantly impacted by the linear bridging between the current commodity prices and the first price point for the WEO scenarios, consistent with previous year's methodology, but with lower current prices this year.

An increase in systematic climate risk may result in a higher discount rate applied for impairment testing purposes. Please see note 14 Impairments for further information on discount rate sensitivity.

Robustness of Equinor's portfolio, and risk of stranded assets

The transition to renewable energy, technological development, and the expected reduction in global demand for carbon-based energy, may impact the future profitability of certain upstream oil and gas assets. Equinor uses scenario analysis to outline different possible energy futures, some of which imply lower oil and natural gas prices and higher CO_2 tax. If this materialises, it can lead to a decrease in the cash flow from oil and gas, and potentially reduce the economic lifetime of some assets. Equinor seeks to mitigate this risk by improving the resilience of the existing upstream portfolio, maximising the efficiency of the infrastructure on the NCS and optimising the high-quality international portfolio. The project portfolio is robust to low oil and gas prices and actions are in place to maintain cost discipline across the company. Equinor will continue to add high value barrels to the portfolio through exploration and increased recovery, with the expectation to maintain strong oil and gas cash flow from operations until 2035. Equinor aims to maintain significant capex flexibility in the current portfolio, with only sanctioned projects being committed representing less than 50% of the yearly organic capex from 2025. This is expected to allow Equinor to optimise and re-prioritise non-sanctioned projects to ensure continued generation of high value through cycles. Equinor will continuously assess the current and future exposure of its portfolio and take preventative measures to manage physical climate risks.

Based on the current production profiles, approximately 65% of Equinor's proved oil and gas reserves, as defined by the SEC, are expected to be produced in the period 2024-2030 and more than 99% in the period 2024-2050. This indicates a lower risk of early cessation of production and can provide flexibility in adapting to the changing market conditions or a shift in global energy demand.

Equinor aims to continue to selectively explore for new resources with a focus on mature areas with existing infrastructure to minimise emissions and maximise value. During the transition, Equinor anticipates allocating a reducing share of its gross capex to oil and gas in the coming years and the volume of production is likely to decrease over time. Reaching Equinor's net 50% reduction ambition for operated scope 1 and 2 emissions will require a company-wide, coordinated effort to execute and mature the abatement projects, improve energy efficiency, develop new technologies, and strengthen the resilience of the portfolio. Equinor aims to achieve a 20% reduction in net carbon intensity by 2030 and a 40% reduction by 2035, including scope 3 emissions. The combination of increased renewables and decarbonised energy, the scale up of low carbon solutions such as CCS and optimisation of the oil and gas portfolio provides confidence that Equinor can meet its medium-term ambitions. As such, Equinor's ambition to become a net-zero company by 2050 have currently not resulted in the identification of additional assets being triggered for impairment or earlier cessation.

Any future exploration may be restricted by regulations, market, and strategic considerations. Provided that the economic assumptions would deteriorate to such an extent that undeveloped assets controlled by Equinor should not materialise, assets at risk are mainly comprised of the intangible assets Oil and Gas prospects, signature bonuses and the capitalised exploration costs, with a total carrying value of USD 3,205 million in 2023 (USD 3,634 million in 2022). See note 13 Intangible assets for more information regarding Equinor's intangible assets.

Timing of Asset Retirement Obligations (ARO)
As mentioned above, there are currently no assets triggered for earlier cessation as a result of Equinor's ambition to become a net-zero company by 2050. However, if the business cases of Equinor's producing oil and gas assets should change materially, this could affect the timing of cessation of the assets. A shorter production period will increase the carrying value of the liability. To illustrate, performing removal five years earlier than currently scheduled would increase the liability by around USD 1.2 billion before tax (around USD 1 billion in 2022). See note 23 Provisions and other liabilities for more information regarding Equinor's ARO, including expected timing of cash outflows of recognised asset retirement obligations. The most significant cash outflows are expected within the year 2043.

Note 4. Financial risk and capital management

General information and financial risks
Equinor's business activities naturally expose Equinor to financial risks such as market risk (including commodity price risk, currency risk, interest rate risk and equity price risk), liquidity risk and credit risk. Equinor's approach to risk management includes assessing and managing risk in activities using a holistic risk approach, by considering relevant correlations at portfolio level between the most important market risks and the natural hedges inherent in Equinor's portfolio. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation.

The corporate risk committee, which is an advisory body in Enterprise Risk Management, is responsible for Equinor's Enterprise Risk Management and for proposing appropriate measures to adjust risk at the corporate level. This includes assessing Equinor's financial risk policies.

Market risk
Equinor operates in the worldwide crude oil, refined products, natural gas, and electricity markets and is exposed to market risks including fluctuations in hydrocarbon prices, foreign currency rates, interest rates, and electricity prices that can affect the revenues and costs of operating, investing, and financing. These risks are managed primarily on a short-term basis with a focus on achieving the highest risk-adjusted returns for Equinor within the given mandate. Long-term exposures are managed at the corporate level, while short-term exposures are managed according to trading strategies and mandates. Mandates in the trading organisations within crude oil, refined products, natural gas, and electricity are relatively restricted compared to the total market risk of Equinor.

Commodity price risk
Equinor's most important long-term commodity risk (crude oil and natural gas) is related to future market prices as Equinor's risk policy is to be exposed to both upside and downside price movements. In the longer term, also power price risk is to a large extent expected to contribute to Equinor's commodity price risk portfolio. To manage short-term commodity risk, Equinor enters into commodity-based derivative contracts, including futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas, power and emissions. Equinor's bilateral gas sales portfolio is exposed to various price indices with a combination of gas price markers.

The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter- Continental Exchange (ICE), the CME group, the OTC Brent market, and crude and refined products swap markets. The term of natural gas, power, and emission derivatives is usually three years or less, and they are mainly OTC physical forwards and options, NASDAQ OMX Oslo forwards, and futures traded on the European Energy Exchange (EEX), NYMEX and ICE.

The table below contains the commodity price risk sensitivities of Equinor's commodity-based derivative contracts. Equinor's assets and liabilities resulting from commodity-based derivative contracts consist of both exchange traded and non-exchange traded instruments, including embedded derivatives that have been bifurcated and recognised at fair value in the Consolidated balance sheet.

Price risk sensitivities at the end of 2023 and 2022 at 30% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

Commodity price sensitivity	**At 31 December**			
	2023		**2022**	
(in USD million)	**- 30%**	**+ 30%**	**- 30%**	**+ 30%**
Crude oil and refined products net gains/(losses)	442	(442)	666	(666)
Natural gas, electricity and CO_2 net gains/(losses)	86	(52)	(3)	140

Currency risk

Equinor's cash flows from operating activities deriving predominantly from oil and gas sales, operating expenses and capital expenditures are mainly in USD, but taxes, dividends to shareholders on the Oslo Børs and a share of our operating expenses and capital expenditures are in NOK. Accordingly, Equinor's currency management is primarily linked to mitigate currency risk related to payments in NOK. This means that Equinor regularly purchases NOK, primarily spot, but also on a forward basis using conventional derivative instruments.

The following currency risk sensitivity for financial instruments has been calculated, by assuming a 11% reasonable possible change in the most relevant foreign currency exchange rates that impact Equinor's financial accounts, based on balances at 31 December 2023. As of 31 December 2022, a change of 12% in the most relevant foreign currency exchange rates was viewed as a reasonable possible change. With reference to the table below, a negative figure represents a negative equity impact / loss, while a positive figure represents a positive equity impact / gain.

Currency risk sensitivity	At 31 December 2023		
(in USD million)	NOK	EUR	GBP
Impact from an 11% strengthening of given currency vs USD on:			
Shareholders equity through OCI	1,519	406	903
Shareholders equity through P&L	(413)	(418)	(92)
Impact from an 11% weakening of given currency vs USD on:			
Shareholders equity through OCI	(1,519)	(406)	(903)
Shareholders equity through P&L	413	418	92

Currency risk sensitivity	At 31 December 2022		
(in USD million)	NOK	EUR	GBP
Impact from a 12% strengthening of given currency vs USD on:			
Shareholders equity through OCI	3,552	837	750
Shareholders equity through P&L	(889)	(259)	(389)
Impact from a 12% weakening of given currency vs USD on:			
Shareholders equity through OCI	(3,552)	(837)	(750)
Shareholders equity through P&L	889	259	389

Interest rate risk

Bonds are normally issued at fixed rates in a variety of currencies (among others USD, EUR and GBP) and some of these bonds are converted to floating USD bonds by using interest rate and currency swaps. Equinor manages its interest rates exposure on its bond portfolio based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest rate exposure may vary from time to time. For more detailed information about Equinor's long-term debt portfolio see note 21 Finance debt.

The following interest rate risk sensitivity has been calculated by assuming a change of 1.3 percentage points as a reasonable possible change in interest rates at the end of 2023. In 2022, a change of 1.2 percentage points in interest rates was viewed as a reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the Consolidated statement of income, while an increase in interest rates will have an estimated negative impact on net financial items in the Consolidated statement of income.

Interest risk sensitivity	At 31 December			
	2023		2022	
(in USD million)	- 1.3 percentage points	+ 1.3 percentage points	- 1.2 percentage points	+ 1.2 percentage points
Positive/(negative) impact on net financial items	336	(333)	369	(366)

Equity price risk
Equinor's captive insurance company holds listed equity securities as part of its portfolio. In addition, Equinor holds some other listed and non-listed equities mainly for long-term strategic purposes. By holding these assets, Equinor is exposed to equity price risk, defined as the risk of declining equity prices, which can result in a decline in the carrying value of certain Equinor's assets recognised in the balance sheet. The equity price risk in the portfolio held by Equinor's captive insurance company is managed, with the aim of maintaining a moderate risk profile, through geographical diversification and the use of broad benchmark indexes.

The following equity price risk sensitivity has been calculated, by assuming a 35% reasonable possible change in equity prices that impact Equinor's financial accounts, based on balances at 31 December 2023. At 31 December 2022, a change of 35% in equity prices was equally viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in equity prices would impact the Consolidated statement of income.

Equity price sensitivity	**At 31 December**			
	2023		**2022**	
(in USD million)	**- 35%**	**+ 35%**	**- 35%**	**+ 35%**
Net gains/(losses)	(552)	552	(450)	450

Liquidity risk
Liquidity risk is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. The purpose of liquidity management is to ensure that Equinor always has sufficient funds available to cover its financial obligations.

The main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments made six times per year. Trading in collateralised commodities and financial contracts also exposes Equinor to liquidity risk related to potential collateral calls from counterparties.

If the cash flow forecasts indicate that the liquid assets will fall below target levels, new long-term funding will be considered. Equinor raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years. Equinor's non-current financial liabilities have a weighted average maturity of approximately nine years. For more information about Equinor's non-current financial liabilities, see note 21 Finance debt.

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 6.0 billion, supported by 19 core banks, maturing in 2026. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2023 the facility has not been drawn upon.

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor's financial liabilities.

	At 31 December					
	2023			**2022**		
(in USD million)	**Non-derivative financial liabilities**	**Lease liabilities**	**Derivative financial liabilities**	**Non-derivative financial liabilities**	**Lease liabilities**	**Derivative financial liabilities**
Year 1	20,209	1,369	857	20,172	1,325	1,065
Year 2 and 3	6,035	1,434	636	6,292	1,421	752
Year 4 and 5	5,601	496	404	5,785	504	486
Year 6 to 10	6,846	405	1,016	8,749	465	1,202
After 10 years	10,751	72	340	11,204	120	706
Total specified	49,442	3,776	3,253	52,202	3,835	4,211

Credit risk

Credit risk is the risk that Equinor's customers or counterparties will cause Equinor financial loss by failing to honour their obligations. Credit risk arises from credit exposures with customer accounts receivables as well as from financial investments, derivative financial instruments and deposits with financial institutions. Equinor uses risk mitigation tools to reduce or control credit risk both on a counterparty and portfolio level. The main tools include bank and parental guarantees, prepayments, and cash collateral.

Prior to entering into transactions with new counterparties, Equinor's credit policy requires all counterparties where Equinor has material credit exposure to be formally identified and assigned internal credit ratings. The internal credit ratings reflect Equinor's assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business information. All counterparties are re-assessed regularly.

Equinor has pre-defined limits for the absolute credit risk level allowed at any given time on Equinor's portfolio as well as maximum credit exposures for individual counterparties. Equinor monitors the portfolio on a regular basis and individual, material exposures against limits on a daily basis. Equinor's total credit exposure is geographically diversified among a number of counterparties within the oil and energy sector, as well as larger oil and gas consumers and financial counterparties. The majority of Equinor's credit exposure is with investment- grade counterparties.

The following table contains the carrying amount of Equinor's financial receivables and derivative financial instruments split by Equinor's assessment of the counterparty's credit risk. Trade and other receivables include 1% overdue receivables of more than 30 days. A provision has been recognised for expected credit losses of trade and other receivables using the expected credit loss model. Only non-exchange traded instruments are included in derivative financial instruments.

(in USD million)	Non-current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments
At 31 December 2023				
Investment grade, rated A or above	193	5,857	305	565
Other investment grade	8	5,132	7	565
Non-investment grade or not rated	140	5,204	247	248
Total financial assets	341	16,193	559	1,378
At 31 December 2022				
Investment grade, rated A or above	1,633	6,125	390	1,715
Other investment grade	12	8,725	41	1,393
Non-investment grade or not rated	14	6,761	259	931
Total financial assets	1,659	21,611	690	4,039

For more information about Trade and other receivables, see note 18 Trade and other receivables.

The table below presents the amounts offset under the terms of various offsetting agreements for financial assets and liabilities. These agreements are mainly entered into to manage the credit risks associated with over-the-counter commodity trading as well as regular commodity purchases and sales and enable Equinor and their counterparties to set off financial liabilities against financial assets in the ordinary course of business as well as in case of default. In addition, exchange-traded commodity derivatives are offset towards collateral receipts/payments as a result of day-to-day cash settlements based on change in fair value of open derivative positions. Amounts not qualifying for offsetting consists of collateral receipts or payments which usually is settled on a gross basis. Normally these amounts will offset in a potential default situation. There exist no restrictions on collaterals received.

(in USD million)	Gross amounts of recognised financial assets/ liabilities	Gross amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount
At 31 December 2023					
Financial assets					
Trade receivables	17,139	3,133	14,006	0	14,006
Collateral receivables	8,713	6,526	2,186	2,186	0
Derivative financial instruments	12,767	10,829	1,937	677	1,260
Total financial assets	38,619	20,488	18,129	2,863	15,266
Financial liabilities					
Trade payables	14,184	3,133	11,051	0	11,051
Collateral liabilities	7,791	7,333	458	458	0
Derivative financial instruments	13,437	10,023	3,414	2,405	1,009
Total financial liabilities	35,412	20,488	14,923	2,863	12,060

(in USD million)	Gross amounts of recognised financial assets/ liabilities	Gross amounts offset in the balance sheet	Net amounts presented in the balance sheet	Amounts of remaining rights to set-off not qualifying for offsetting	Net amount
At 31 December 2022					
Financial assets					
Trade receivables	25,607	7,464	18,143	0	18,143
Collateral receivables	16,923	13,455	3,468	3,468	0
Derivative financial instruments	28,535	23,806	4,730	1,708	3,022
					0
Total financial assets	71,065	44,725	26,341	5,176	21,164
Financial liabilities					
Trade payables	19,913	7,464	12,449	0	12,449
Collateral liabilities	13,936	12,365	1,571	1,571	0
Derivative financial instruments	31,377	24,895	6,482	3,605	2,877
Total financial liabilities	65,226	44,725	20,502	5,176	15,326

Capital management
The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient financial flexibility. Equinor´s primary focus is on maintaining its credit rating in the A category on a stand alone basis (excluding uplifts for Norwegian Government ownership). Equinor´s current long-term ratings are AA- with a stable outlook (including one notch uplift) and Aa2 with a stable outlook (including two notch uplift) from S&P and Moody´s, respectively. In order to monitor financial robustness, a key ratio utilised by Equinor is the non-GAAP metric of "Net interest-bearing debt adjusted (ND2) to Capital employed adjusted (CE2)".

ND1 is defined as Equinor's interest-bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD 2,030 million and USD 6,538 million for 2023 and 2022, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1. ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD 3,570 million and USD 3,668 million for 2023 and 2022, respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.

	At 31 December	
(in USD million)	**2023**	**2022**
Net interest-bearing debt adjusted, including lease liabilities (ND1)	(5,040)	(6,750)
Net interest-bearing debt adjusted (ND2)	(8,610)	(10,417)
Capital employed adjusted, including lease liabilities (CE1)	43,460	47,239
Capital employed adjusted (CE2)	39,890	43,571
Net debt to capital employed adjusted, including lease liabilities (ND1/CE1)	(11.6%)	(14.3%)
Net debt to capital employed adjusted (ND2/CE2)	(21.6%)	(23.9%)

Note 5. Segments

Accounting policies
Equinor´s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those described in these Consolidated financial statements, except for the line-item Additions to PP&E, intangibles and Equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

The Exploration & Production operating segments are responsible for the discovery and appraisal of new resources, commercial development and safe and efficient operation of the oil and gas portfolios within their respective geographical areas: E&P Norway on the Norwegian continental shelf, E&P USA in USA and E&P International worldwide outside of E&P Norway and E&P USA.

PDP is responsible for global project development, well deliveries, and sourcing across Equinor.

TDI encompasses research, technology development, specialist advisory services, digitalisation, IT, improvement, innovation, and ventures and future business.

MMP is responsible for the marketing, trading, processing and transportation of crude oil and condensate, natural gas, NGL and refined products, and includes refinery, terminals, and processing plant operation. MMP is also managing power and emissions trading and the development of transportation solutions for natural gas, liquids, and crude oil, including pipelines, shipping, trucking and rail. In addition, MMP is in charge of low carbon solutions in Equinor.

REN is developing, exploring, investing in, and operating areas within renewable energy such as offshore wind, green hydrogen, storage solutions, and solar power.

Segment information for the years ended 31 December 2023, 2022, and 2021 are presented below. For revenues per geographical area, please see note 7 Total revenues and other income. For further information on the following items affecting the segments, please refer to the related notes: note 6 Acquisitions and disposals, note 14 Impairments, and note 26 Other commitments, contingent liabilities, and contingent assets.

2023 (in USD million)	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**	**Eliminations**	**Total group**
Revenues third party	230	993	277	105,242	20	85	0	106,848
Revenues and other income inter-segment	37,999	6,009	4,009	633	12	33	(48,695)	0
Net income/(loss) from equity accounted investments	0	28	0	12	(33)	(8)	0	(1)
Other income	111	1	32	23	18	142	0	327
Total revenues and other income	38,340	7,032	4,319	105,908	17	253	(48,695)	107,174
Purchases [net of inventory variation]	0	(70)	0	(95,769)	0	(1)	47,665	(48,175)
Operating, selling, general and administrative expenses	(3,759)	(2,176)	(1,178)	(4,916)	(462)	(201)	893	(11,800)
Depreciation and amortisation	(4,429)	(2,123)	(1,779)	(897)	(12)	(133)	0	(9,373)
Net impairment (losses)/reversals	(588)	(310)	290	(343)	(300)	(10)	0	(1,260)
Exploration expenses	(476)	(20)	(299)	0	0	0	0	(795)
Total operating expenses	(9,253)	(4,700)	(2,966)	(101,925)	(774)	(345)	48,558	(71,404)
Net operating income/(loss)	29,087	2,332	1,353	3,984	(757)	(92)	(137)	35,770
Additions to PP&E, intangibles and equity accounted investments	5,939	4,376	1,206	844	2,007	128	0	14,500
Balance sheet information								
Equity accounted investments	3	0	0	783	1,665	57	0	2,508
Non-current segment assets	28,915	17,977	11,049	3,997	1,575	1,018	0	64,530
Non-current assets not allocated to segments								14,487
Total non-current assets								81,525
Assets classified as held for sale	0	1,064	0	0	0	0	0	1,064

2022 (in USD million)	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**	**Eliminations**	**Total group**
Revenues third party	304	1,099	305	147,164	16	115	0	149,004
Revenues and other income inter-segment	74,631	6,124	5,217	527	0	55	(86,554)	0
Net income/(loss) from equity accounted investments	0	172	0	406	58	(16)	0	620
Other income	994	35	0	9	111	33	0	1,182
Total revenues and other income	75,930	7,431	5,523	148,105	185	187	(86,554)	150,806
Purchases [net of inventory variation]	0	(116)	0	(139,916)	0	0	86,227	(53,806)
Operating, selling, general and administrative expenses	(3,782)	(1,698)	(938)	(4,591)	(265)	(223)	904	(10,593)
Depreciation and amortisation	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)	0	(8,878)
Net impairment (losses)/reversals	819	(286)	1,060	895	0	0	0	2,487
Exploration expenses	(366)	(638)	(201)	0	0	0	0	(1,205)
Total operating expenses	(8,315)	(4,183)	(1,501)	(144,493)	(269)	(365)	87,130	(71,995)
Net operating income/(loss)	67,614	3,248	4,022	3,612	(84)	(178)	577	78,811
Additions to PP&E, intangibles and equity accounted investments	4,922	2,623	764	1,212	298	176	0	9,994
Balance sheet information								
Equity accounted investments	3	550	0	688	1,452	65	0	2,758
Non-current segment assets	28,510	15,868	11,311	4,619	316	1,031	0	61,656
Non-current assets not allocated to segments								15,437
Total non-current assets								79,851
Assets classified as held for sale	0	1,018	0	0	0	0	0	1,018

2021 (in USD million)	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**	**Eliminations**	**Total group**
Revenues third party	261	1,115	377	86,883	8	99	0	88,744
Revenues and other income inter-segment	38,972	4,230	3,771	321	0	41	(47,335)	0
Net income/(loss) from equity accounted investments	0	214	0	22	16	7	0	259
Other income	154	5	0	168	1,386	208	0	1,921
Total revenues and other income	39,386	5,565	4,149	87,393	1,411	355	(47,335)	90,924
Purchases [net of inventory variation]	0	(58)	0	(80,873)	0	(1)	45,772	(35,160)
Operating, selling, general and administrative expenses	(3,653)	(1,405)	(1,074)	(3,753)	(163)	(432)	1,102	(9,378)
Depreciation and amortisation	(6,002)	(1,734)	(1,665)	(869)	(3)	(158)	0	(10,432)
Net impairment (losses)/reversals	1,102	(1,587)	(69)	(735)	0	2	0	(1,287)
Exploration expenses	(363)	(451)	(190)	0	0	0	0	(1,004)
Total operating expenses	(8,915)	(5,237)	(2,998)	(86,230)	(166)	(590)	46,873	(57,261)
Net operating income/(loss)	30,471	329	1,150	1,163	1,245	(234)	(461)	33,663
Additions to PP&E, intangibles and equity accounted investments	4,943	1,834	690	517	457	64	0	8,506
Balance sheet information								
Equity accounted investments	3	1,417	0	113	1,108	45	0	2,686
Non-current segment assets	36,502	15,422	11,406	4,006	157	1,032	0	68,527
Non-current assets not allocated to segments								13,406
Total non-current assets								84,618
Assets classified as held for sale	0	676	0	0	0	0	0	676

Non-current assets by country

(in USD million)	At 31 December 2023	2022
Norway	32,977	33,242
USA	12,587	12,343
Brazil	10,871	9,400
UK	5,535	3,688
Canada	1,157	1,171
Angola	1,103	895
Denmark	973	497
Argentina	648	615
Algeria	474	622
Poland	447	270
Other	265	1,672
Total non-current assets[1)]	67,038	64,414

1) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Note 6. Acquisitions and disposals

Accounting policies

Business combinations and divestments

Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method when control is transferred to the group. The purchase price includes total consideration paid to acquire the entity's assets and liabilities, as well as contingent consideration at fair value. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of the acquisition. Acquisition costs incurred are expensed under Selling, general and administrative expenses. Changes in the fair value of contingent consideration resulting from events after the acquisition date are recognised in the Consolidated statement of income under Other income.

Equinor recognises a gain or loss on disposal of a subsidiary when control is lost. Any interest retained in the former subsidiary is measured at fair value at the time of loss of control. However, when partially divesting subsidiaries that do not constitute a business, and where the retained investment in the former subsidiary is an associate or a jointly controlled investment, Equinor recognises the gain or loss only on the divested part within Other income or Operating expenses, respectively. The interest retained in the former subsidiary is initially not remeasured, and subsequently accounted for using the equity method.

On the NCS, all disposals of assets are performed including the tax base (after-tax). Any gain includes the release of tax liabilities previously recognised related to the assets in question and is recognised in full in Other income in the Consolidated statement of income.

Assets classified as held for sale

Non-current assets are classified separately as held for sale in the Consolidated balance sheet when a sale is highly probable. This condition is met when an asset is available for immediate sale in its present condition, Equinor's management is committed to the sale, and the sale is expected to be completed within one year from the date of classification. In Equinor, these requirements are normally met when management has approved a negotiated letter of intent with the counterparties (a 'DGC'). Liabilities directly associated with the assets classified as held for sale and expected to be included as part of the sales transaction, are also classified separately.

Accounting judgement regarding acquisitions

Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-case basis. Acquisitions are assessed to establish whether the transaction represents a business combination or an asset purchase, and the conclusion may materially affect the financial statements both in the transaction period and subsequent periods. Similar assessments are performed upon the acquisition of an interest in a joint operation. Depending on the specific facts, acquisitions of oil and gas exploration and evaluation licences for which a development decision has not yet been made have largely been concluded to represent asset purchases, while purchases of producing assets have largely been concluded to represent business acquisitions.

Accounting judgement regarding partial divestments

The policy regarding partial divestments of subsidiaries is based on careful consideration of the requirements and scope of IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. The assessment requires judgement to be applied on a case-by-case basis, considering the substance of the transactions. In evaluating the IFRS Accounting Standards' requirements, Equinor acknowledges pending considerations related to several relevant and similar issues which have been postponed by the IASB in anticipation of concurrent consideration at a later date. Where assets are transferred into separate legal entities concurrently with a portion of the entities' shares being sold to a third party, thereby resulting in Equinor's loss of control of those asset-owning subsidiaries, and where investments in joint ventures are established simultaneously, Equinor has concluded to recognise the gain only on the divested portion.

2023

Acquisitions

Acquisition of Rio Energy

On 3 November 2023, Equinor closed a transaction with Denham Capital to acquire 100% of the shares in Horus Investimentos S.A., the parent company of Rio Energy Participações S.A., a leading onshore renewables company in Brazil. The cash consideration amounted to USD 82 million in addition to USD 268 million in capital contribution to settle Rio Energy's external financing. The acquired portfolio includes a producing onshore wind farm in the north-eastern state of Bahia, a pre-construction solar photovoltaic (PV) portfolio and a pipeline of 1.2 GW of onshore wind and solar projects. This transaction resulted in an increase in Equinor's property, plant and equipment of USD 350 million. The transaction has been accounted for as a business combination within the REN segment. The purchase price and the purchase price allocation are preliminary.

Acquisition of Suncor Energy UK Limited

On 30 June 2023, Equinor closed a transaction with Suncor Energy UK Holdings Ltd to acquire 100% of the shares in Suncor Energy UK Limited for a total consideration of USD 847 million after customary adjustments for working capital. The transaction includes a non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development (40%). The transaction has been accounted for within the E&P International segment as a business combination, resulting in an increase in Equinor's property, plant and equipment of USD 1,490 million and deferred tax liabilities of USD 672 million. The purchase price allocation remains preliminary.

Acquisition of BeGreen

On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar Aps to acquire 100% of the shares in the Danish solar developer BeGreen Solar Aps. The cash consideration amounted to USD 252 million (EUR 235 million), in addition to a consideration contingent on the successful delivery of future solar projects above an agreed megawatt threshold. The transaction has been accounted for within the REN segment as a business combination, resulting in an increase of Equinor's intangible assets of USD 423 million.

Disposals

Equinor Energy Ireland Limited

On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland, covering 100% of the shares in Equinor Energy Ireland Limited (EEIL). Prior to closing, Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including cash settlement of contingent consideration. A loss of USD 258 million has been recognised within the E&P International segment and presented in the line item Operating expenses in the Consolidated statement of income.

Held for sale

Divestment of interest in Azerbaijan

On 22 December 2023, Equinor entered into an agreement with the State Oil Company of the Republic of Azerbaijan (SOCAR) to sell its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the Azerbaijan sector of the Caspian Sea, 8.71% interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline and 50% in the Karabagh oil field. Closing is expected during 2024 subject to regulatory and contractual approvals. The assets have been classified as held for sale resulting in a USD 310 million impairment within the E&P International segment, presented in the line item Depreciation, amortisation and net impairments in the Consolidated statement of income.

2022

Acquisitions

Acquisition of Triton Power

On 1 September 2022, Equinor and SSE Thermal Generation Holdings Limited (SSE Thermal) closed a transaction to acquire the UK power company Triton Power Holdings Ltd (Triton Power) from Triton Power Partners LP owned by Energy Capital Partners (ECP). Equinor's share of the consideration was USD 141 million (GBP 120 million), after adjustments that mainly related to net debt and working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed capacity of 1.2 GW. Equinor and SSE Thermal own 50% each of Triton Power, and Equinor is accounting for the investment under the equity method as a joint venture in the MMP segment.

Acquisition of Statfjord
On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy's ownership interests in production licences in the Statfjord area which covers the Norwegian and UK Continental Shelves ranging from 11.56% to 48.78%. All licences are operated by Equinor. The cash consideration received was USD 168 million. The assets and liabilities acquired have been reflected in accordance with the principles in IFRS 3 Business Combinations. The transaction is reflected in the E&P Norway and E&P International segments. In the segment E&P Norway, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 390 million in asset retirement obligation, a reduction of deferred tax liability of USD 298 million and an increase in taxes payable of USD 98 million. In the segment E&P International, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 241 million in asset retirement obligation and an increase of deferred tax asset of USD 86 million.

Disposals

Ekofisk and Martin Linge on the Norwegian Continental Shelf
On 30 September 2022, Equinor closed a transaction with Sval Energi AS to divest Equinor's entire ownership share in the Greater Ekofisk Area including its share in Norpipe Oil AS, and a 19% ownership share in Martin Linge. The cash consideration at closing amounted to USD 293 million. Equinor retained a 51% ownership share in Martin Linge and continues as operator of the field. The disposal resulted in a decrease in property, plant and equipment of USD 1,493 million, a decrease in asset retirement obligation of USD 376 million, a decrease in deferred tax liability of USD 597 million and a decrease in taxes payable of USD 686 million. A post-tax gain of USD 655 million is presented in the line item Other income in the Consolidated statement of income in the E&P Norway segment.

Exit Russia
Following Russia's invasion of Ukraine in February 2022, Equinor announced that it had decided to stop new investments in Russia and start the process of exiting Equinor's joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and recognised net impairments of USD 1,083 million in the first quarter, of which USD 251 million was related to property, plant and equipment and intangible assets and USD 832 million was related to investments accounted for using the equity method. The impairments were net of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the impaired assets and reflected in the E&P International segment. During the second quarter, Equinor transferred its participating interests in four Russian entities to Rosneft and was released from all future commitments and obligations with no material impact on the financial statements. The ownership interests in Kharyaga were transferred to the operator.

Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts entered into prior to the invasion and deem the impact to be immaterial.

10% of Dogger Bank C
On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank C project in the UK for a total consideration of USD 91 million (GBP 68 million), resulting in a gain of USD 87 million (GBP 65 million). After closing, Equinor's ownership share is 40%. Equinor continues to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Note 7. Total revenues and other income

Accounting policies

Revenue recognition

Equinor presents Revenue from contracts with customers and Other revenue as a single caption, Revenues, in the Consolidated statement of income.

Revenue from contracts with customers

Revenue from the sale of crude oil, natural gas, petroleum products, power and other merchandise is recognised when a customer obtains control of those products, which for tangible products normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas as well as power, which is delivered on a continuous basis through pipelines and grid, sales are completed over time in line with the delivery of the actual physical quantities.

Sales and purchases of physical commodities are presented on a gross basis as Revenues from contracts with customers and Purchases [net of inventory variation] respectively in the Consolidated statement of income. When the contracts are deemed financial instruments or part of Equinor's trading activities, they are settled and presented on a net basis as Other revenue. Reference is made to note 28 Financial instruments and fair value measurement for a description of accounting policies regarding derivatives. Sales of Equinor's own produced oil and gas volumes are always reflected gross as Revenue from contracts with customers.

Revenues from the production of oil and gas in which Equinor shares an interest with other companies are recognised on the basis of volumes lifted and sold to customers during the period (the sales method). Where Equinor has lifted and sold more than the ownership interest, an accrual is recognised for the cost of the overlift. Where Equinor has lifted and sold less than the ownership interest, costs are deferred for the underlift.

Certain long-term LNG and natural gas sales contracts include clauses which entail price reviews at regular intervals at the discretion of either party. Where updated prices have not yet been agreed upon for volumes already delivered, it is necessary to estimate the amount of variable consideration Equinor expects to be entitled to for these volumes. In the frequently volatile markets, there is a degree of estimation uncertainty and reasoned judgement in establishing the expected variable consideration.

Other revenue

Items representing a form of revenue, or which are related to revenue from contracts with customers, are presented as other revenue if they do not qualify as revenue from contracts with customers. These other revenue items include taxes paid in-kind under certain production sharing agreements (PSAs) and the net impact of commodity trading and commodity-based derivative instruments related to sales contracts or revenue-related risk management.

Transactions with the Norwegian State

Equinor markets and sells the Norwegian State's share of oil and gas production from the Norwegian continental shelf (NCS). The Norwegian State's participation in petroleum activities is organised through the Norwegian State's Direct Financial Interests (SDFI). All purchases and sales of the SDFI's oil and natural gas liquids production are classified as purchases [net of inventory variation] and revenues from contracts with customers, respectively.

Equinor sells, in its own name, but for the SDFI's account and risk, the SDFI's production of natural gas including Liquefied Natural Gas (LNG). These gas sales and related expenditures refunded by the SDFI are presented net in the Consolidated financial statements. Natural gas sales made in the name of Equinor's subsidiaries are also presented net of the SDFI's share in the Consolidated statement of income, but this activity is reflected gross in the Consolidated balance sheet.

Accounting judgement related to transactions with the Norwegian State

Whether to account for the transactions gross or net involves the use of significant accounting judgement. In making the judgement, Equinor has considered whether it controls the State-originated crude oil volumes prior to onwards sales to third party customers. Equinor directs the use of the volumes, and although certain benefits from the sales subsequently flow to the SDFI, Equinor purchases the crude oil volumes from the SDFI and obtains substantially all the remaining benefits. On that basis, Equinor has concluded that it acts as principal in these sales.

Regarding gas sales, Equinor concluded that ownership of the gas had not been transferred from the SDFI to Equinor. Although Equinor has been granted the ability to direct the use of the volumes, all the benefits from the sales of these volumes flow to the SDFI. On that basis, Equinor is not considered the principal in the sale of the SDFI's natural gas volumes.

Reference is made to note 27 Related parties for detailed financial information regarding transactions performed between Equinor and SDFI.

Revenues from contracts with customers by geographical areas

Equinor has business operations in around 30 countries. When attributing the line-item Revenues from contracts with customers for 2023 to the country of the legal entity executing the sale, Norway constitutes 79% and USA constitutes 18%. For 2022 the revenues to Norway and USA constituted 84% and 13% respectively, and for 2021 81% and 13% respectively. Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues

(in USD million)	Note	2023	2022	2021
Crude oil		56,861	58,524	38,307
Natural gas		26,386	65,232	28,050
- European gas		23,174	58,239	24,900
- North American gas		1,111	2,884	1,783
- Other incl LNG		2,102	4,109	1,368
Refined products		10,083	11,093	11,473
Natural gas liquids		8,345	9,240	8,490
Transportation		1,425	1,470	921
Other sales		3,032	4,702	1,006
Total revenues from contracts with customers		106,132	150,262	88,247
Taxes paid in-kind		342	412	345
Physically settled commodity derivatives		1,331	(2,534)	(1,075)
Gain/(loss) on commodity derivatives		(1,041)	739	951
Change in fair value of trading inventory		(334)	(194)	0
Other revenues		418	319	276
Total other revenues		716	(1,258)	497
Revenues		106,848	149,004	88,744
Net income/(loss) from equity accounted investments	15	(1)	620	259
Other income	6	327	1,182	1,921
Total revenues and other income		107,174	150,806	90,924

Note 8. Salaries and personnel expenses

(in USD million, except average number of employees)	2023	2022	2021
Salaries[1]	2,876	2,875	2,962
Pension costs[2]	441	458	488
Payroll tax	511	433	414
Other compensations and social costs	375	324	288
Total payroll expenses	4,203	4,090	4,152
Average number of employees[3]	22,600	21,500	21,400

1) Salaries include bonuses and expatriate costs in addition to base pay.
2) See note 22 Pensions.
3) Part time employees amount to 2% for 2023 and 3% for 2022 and 2021.

Total payroll expenses are accumulated in cost-pools and partially charged to partners of Equinor operated licences on an hours incurred basis.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

	Full year		
(in USD million)[1]	2023	2022	2021
Current employee benefits	10.7	12.9	12.2
Post-employment benefits	0.3	0.4	0.4
Other non-current benefits	0.0	0.0	0.0
Share-based payment benefits	0.3	0.2	0.1
Total benefits	11.3	13.5	12.7

1) All figures in the table are presented on accrual basis.

At 31 December 2023, 2022, and 2021 there are no loans to the members of the BoD or the CEC.

Share-based compensation

Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions and a contribution by Equinor. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each share they have purchased.

Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 78 million, USD 85 million, and USD 79 million related to the 2023, 2022 and 2021 programmes, respectively. For the 2024 programme (granted in 2023), the estimated compensation expense is USD 83 million. At 31 December 2023 the amount of compensation cost yet to be expensed throughout the vesting period is USD 176 million.

See note 20 Shareholders' equity, capital distribution and earnings per share for more information about share-based compensation.

Note 9. Auditor´s remuneration and Research and development expenditures

Auditor´s remuneration

	Full year		
(in USD million, excluding VAT)	2023	2022	2021
Audit fee	14.9	11.4	14.4
Audit related fee	1.2	1.8	1.1
Tax fee	-	-	-
Other service fee	-	-	-
Total remuneration	16.1	13.2	15.5

In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD 0.5 million, USD 0.6 million and USD 0.5 million for 2023, 2022 and 2021, respectively.

Research and development expenditures (R&D)
Equinor has R&D activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. R&D activities contribute to maximising and developing long-term value from Equinor´s assets.

R&D expenditures are partially financed by partners of Equinor operated licences.

R&D expenditures including amounts charged to partners were USD 311 million, USD 308 million and USD 291 million in 2023, 2022 and 2021, respectively. Equinor's share of the expenditures has been recognised within Total operating expenses in the Consolidated statement of income.

Note 10. Financial items

	Full year		
(in USD million)	2023	2022	2021
Foreign currency exchange gains/(losses) derivative financial instruments	(1,476)	797	870
Other foreign currency exchange gains/(losses)	2,328	1,291	(823)
Net foreign currency exchange gains/(losses)	852	2,088	47
Dividends received	218	93	39
Interest income financial investments, including cash and cash equivalents	1,468	398	38
Interest income non-current financial receivables	31	30	26
Interest income other current financial assets and other financial items	732	701	48
Interest income and other financial income	2,449	1,222	151
Gains/(losses) financial investments	123	(394)	(348)
Gains/(losses) other derivative financial instruments	351	(1,745)	(708)
Interest expense bonds and bank loans and net interest on related derivatives	(1,263)	(1,029)	(896)
Interest expense lease liabilities	(132)	(90)	(93)
Capitalised borrowing costs	468	382	334
Accretion expense asset retirement obligations	(538)	(449)	(453)
Interest expense current financial liabilities and other financial expense	(195)	(192)	(114)
Interest expenses and other financial expenses	(1,660)	(1,379)	(1,223)
Net financial items	2,114	(207)	(2,080)

Equinor's main financial items relate to assets and liabilities in the fair value through profit or loss and the amortised cost categories. For more information about financial instruments by category see note 28 Financial instruments and fair value measurement.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. Other foreign currency exchange gains/(losses) includes a fair value gain from derivatives related to non-current debt of USD 315 million in 2023, and a loss of USD 691 million and USD 702 million in 2022 and 2021 respectively.

Interest income financial investments, including cash and cash equivalents includes interest income related to balances at amortised cost of USD 1,410 million, USD 364 million, and USD 12 million for 2023, 2022 and 2021, respectively.

Gains/(losses) other derivative financial instruments primarily include fair value changes from interest rate related derivatives, with a gain of USD 332 million in 2023 and a loss of USD 1,760 million and USD 724 million in 2022 and 2021 respectively.

Interest expense bonds and bank loans and net interest on related derivatives includes interest expenses of USD 857 million, USD 918 million, and USD 990 million for 2023, 2022 and 2021, respectively, on financial liabilities at amortised cost. It also includes net interest on related derivatives at fair value through profit or loss, amounting to a net interest expense of USD 405 million for 2023 and USD 111 million for 2022, and a net interest income of USD 94 million for 2021.

Note 11. Income taxes

Accounting policies

Income tax

Income tax in the Consolidated statement of income comprises current income tax and effects of changes in deferred tax positions. Income tax is recognised in the Consolidated statement of income except when it relates to items recognised in other comprehensive income (OCI).

Current tax consists of the expected tax payable for the year and any adjustment to tax payable for previous years. Uncertain tax positions and potential tax exposures are analysed individually. The outcomes of tax disputes are mostly binary in nature, and in each case the most likely amount for probable liabilities to be paid (including penalties) or assets to be received (disputed tax positions for which payment has already been made) is recognised within Current tax or Deferred tax as appropriate.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and on unused tax losses and credits carried forward, subject to the initial recognition exemption. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. For a deferred tax asset to be recognised based on future taxable income, convincing evidence is required, considering the existence of contracts, production of oil or gas in the near future based on volumes of expected reserves, observable prices in active markets, expected volatility of trading profits, expected foreign currency rate movements and similar facts and circumstances.

When an asset retirement obligation or a lease contract is initially reflected in the accounts, a deferred tax liability and a corresponding deferred tax asset are recognised simultaneously and accounted for in line with other deferred tax items.

Equinor has adopted amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules (top-up tax) with effect from 1 January 2023. Equinor has applied the mandatory exception and does not recognise or disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

The mandatory exception applies retrospectively. However, since no new legislation to implement the top-up tax was enacted or substantively enacted on 31 December 2022 in any jurisdiction in which Equinor operates, and no related deferred tax was recognised at that date, the retrospective application has no impact on the Consolidated financial statements.

Estimation uncertainty regarding income tax

Equinor incurs significant amounts of income taxes payable to various jurisdictions and may recognise significant changes to deferred tax assets and deferred tax liabilities. There may be uncertainties related to interpretations of applicable tax laws and regulations regarding amounts in Equinor's tax returns, which are filed in a number of tax regimes. For cases of uncertain tax treatments, it may take several years to complete the discussions with relevant tax authorities or to reach resolutions of the appropriate tax positions through litigation.

The carrying values of income tax related assets and liabilities are based on Equinor's interpretations of applicable laws, regulations and relevant court decisions. The quality of these estimates, including the most likely outcomes of uncertain tax treatments, is dependent upon proper application of at times very complex sets of rules, the recognition of changes in applicable rules and, in the case of deferred tax assets, management's ability to project future earnings from activities that may apply loss carry forward positions against future income taxes. Climate-related matters and the transition to carbon-neutral energy-consumption globally have increased the uncertainty in determining key business assumptions used to assess the recoverability of deferred tax assets through sufficient future taxable income before tax losses expire.

Significant components of income tax expense

	Full year		
(in USD million)	**2023**	**2022**	**2021**
Current income tax expense in respect of current year	(24,028)	(52,124)	(21,271)
Prior period adjustments	(121)	(112)	(28)
Current income tax expense	(24,149)	(52,236)	(21,299)
Origination and reversal of temporary differences	(1,529)	(2,136)	(1,778)
Recognition / derecognition of previously (un)recognised deferred tax assets	(137)	4,401	126
Change in tax regulations	4	0	4
Prior period adjustments	(169)	110	(60)
Deferred tax income/(expense)	(1,831)	2,375	(1,708)
Income tax	(25,980)	(49,861)	(23,007)

Changes to tax regimes

Pillar Two

On 24 November 2023 the Norwegian Ministry of Finance published a draft resolution on the implementation of the OECD Pillar Two Model Rules into Norwegian legislation. The rules are introducing a global minimum tax of 15%. The proposal was sanctioned in January 2024 and the Norwegian Top Up Tax Act (No: "Suppleringsskatteloven") has entered into effect for the income year 2024. The Pillar Two rules will be applicable to the Equinor group, but Equinor's preliminary assessment is that we do not expect any significant economic impact from the rules.

Reconciliation of statutory tax rate to effective tax rate

	Full year		
(in USD million)	**2023**	**2022**	**2021**
Income/(loss) before tax	37,884	78,604	31,583
Calculated income tax at statutory rate[1]	(8,833)	(18,168)	(7,053)
Calculated Norwegian Petroleum tax[2]	(17,226)	(36,952)	(17,619)
Tax effect uplift[3]	160	259	914
Tax effect of permanent differences regarding divestments	82	417	90
Tax effect of permanent differences caused by functional currency different from tax currency	5	145	150
Tax effect of other permanent differences	453	403	228
Recognition / derecognition of previously (un)recognised deferred tax assets[4]	(137)	4,401	126
Change in unrecognised deferred tax assets	(29)	(34)	619
Change in tax regulations	4	0	4
Prior period adjustments	(290)	(3)	(88)
Other items including foreign currency effects	(169)	(327)	(378)
Income tax	(25,980)	(49,861)	(23,007)
Effective tax rate	68.6%	63.4%	72.8%

1) The weighted average of statutory tax rates was 23.3% in 2023, 23.1% in 2022 and 22.3% in 2021. The rates are influenced by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.

2) The Norwegian petroleum income is taxable at a tax rate of 71.8% after deducting a calculated 22% corporate tax.

3) As from 2023 the uplift deduction for investments on NCS has been abolished except for asset investments that fall under the temporary rules enacted under the Covid-19 pandemic. For investments with PUD submitted to the authorities before 31 December 2022 the rules allow a direct deduction of the whole uplift in the year the capital expenditure is incurred. In 2022 the rate was 17.69% and this rate was reduced to 12.4% in 2023.

4) Equinor performs its assessment on DTA recognition based on sources of income such as the reversal pattern of taxable timing differences and projections of taxable income and recognises the amount of deferred tax assets that is probable to be realised. In 2023 USD 137 million was derecognised due to an increase in valuation allowance mainly related to Angola and Canada, compared to a recognition of USD 4,401 million in 2022 mainly related to unused accumulated tax losses in the US.

Deferred tax assets and liabilities comprise

(in USD million)	Tax losses carried forward	Property, plant and equipment and intangible assets	Asset retirement obligations	Lease liabilities	Pensions	Derivatives	Other	Total
Deferred tax assets	8,575	514	7,816	1,298	747	446	1,495	20,892
Deferred tax liabilities	(28)	(26,042)	0	(2)	(6)	0	(300)	(26,378)
Net asset/(liability) at 31 December 2023	8,547	(25,528)	7,816	1,296	741	446	1,195	(5,485)
Deferred tax assets	8,105	694	7,356	1,306	694	1,131	1,348	20,634
Deferred tax liabilities	(28)	(23,356)	0	(3)	(12)	(3)	(411)	(23,813)
Net asset/(liability) at 31 December 2022	8,077	(22,662)	7,356	1,303	682	1,128	937	(3,179)

Changes in net deferred tax liability during the year were as follows:

(in USD million)	2023	2022	2021
Net deferred tax liability at 1 January	3,179	7,655	6,250
Charged/(credited) to the Consolidated statement of income	1,831	(2,375)	1,708
Charged/(credited) to Other comprehensive income	(66)	105	35
Acquisitions and disposals	981	(968)	36
Foreign currency translation effects and other effects	(440)	(1,239)	(374)
Net deferred tax liability at 31 December	5,485	3,179	7,655

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

After netting deferred tax assets and liabilities by fiscal entity and reclassification to Assets held for sale, deferred taxes are presented on the Consolidated balance sheet as follows:

	At 31 December	
(in USD million)	2023	2022
Deferred tax assets	7,936	8,732
Deferred tax liabilities	13,345	11,996
Net deferred tax classified as held for sale	(76)	85

Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. At year-end 2023, the deferred tax assets of USD 7,952 million were primarily recognised in the US, the UK, Norway, Angola, Canada and Brazil. Of this amount, USD 965 million was recognised in entities which have suffered a tax loss in either the current or the preceding period. The corresponding amounts for 2022, were USD 8,817 million and USD 1,953 million, respectively. The tax losses will be utilised through reversal of taxable temporary differences and future taxable income, mainly from production of oil and gas. Around 80% of the tax losses carried forward and recognised as deferred tax assets are expected to be fully utilised within 10 years.

Unrecognised deferred tax assets

	At 31 December			
	2023		2022	
(in USD million)	**Basis**	**Tax**	**Basis**	**Tax**
Deductible temporary differences	2,555	1,030	2,558	968
Unused tax credits	0	185	0	129
Tax losses carried forward	3,944	947	3,458	930
Total unrecognised deferred tax assets	6,499	2,162	6,016	2,027

Approximately 90% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the unrecognised tax losses that cannot be carried forward indefinitely expire after 2027. The unrecognised tax credits expire from 2030, while the unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.

At year-end 2023, unrecognised deferred tax assets in Angola and Canada represents USD 712 million and USD 415 million, respectively, of the total unrecognised deferred tax assets of USD 2,162 million. Similar amounts for 2022 were USD 636 million in Angola and USD 346 million in Canada of a total of USD 2,027 million. The remaining unrecognised deferred tax assets originate from several different tax jurisdictions.

Note 12. Property, plant and equipment

Accounting policies

Property, plant and equipment

Property, plant and equipment is reflected at cost, less accumulated depreciation and impairment. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of an asset retirement obligation, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs. Contingent consideration included in the acquisition of an asset or group of similar assets is initially measured at its fair value, with later changes in fair value other than due to the passage of time reflected in the book value of the asset or group of assets, unless the asset is impaired. Property, plant and equipment include costs relating to expenditures incurred under the terms of production sharing agreements (PSAs) in certain countries, and which qualify for recognition as assets of Equinor. State-owned entities in the respective countries, however, normally hold the legal title to such PSA-based property, plant and equipment.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Inspection and overhaul costs, associated with regularly scheduled major maintenance programmes planned and carried out at recurring intervals exceeding one year, are capitalised and amortised over the period to the next scheduled inspection and overhaul. All other maintenance costs are expensed as incurred.

Capitalised exploration and evaluation expenditures, development expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of production wells, and field-dedicated transport systems for oil and gas are capitalised as Producing oil and gas properties within Property, plant and equipment. Such capitalised costs, when designed for significantly larger volumes than the reserves from already developed and producing wells, are depreciated using the unit of production method (UoP) based on proved reserves expected to be recovered from the area during the concession or contract period. Depreciation of production wells uses the UoP method based on proved developed reserves, and capitalised acquisition costs of proved properties are depreciated using the UoP method based on total proved reserves. In the rare circumstances where the use of proved reserves fails to provide an appropriate basis reflecting the pattern in which the asset's future economic benefits are expected to be consumed, a more appropriate reserve estimate is used. Depreciation of other assets and transport systems used by several fields is calculated on the basis of their estimated useful lives, normally using the straight-line method. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. For exploration and production assets, Equinor has established separate depreciation categories which as a minimum distinguish between platforms, pipelines and wells.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis, and changes in useful lives are accounted for prospectively. An item of property, plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset is included in Other income or Operating expenses, respectively, in the period the item is derecognised.

Monetary or non-monetary grants from governments, when related to property, plant and equipment and considered reasonably certain, are recognised in the Consolidated balance sheet as a deduction to the carrying value of the asset and subsequently recognised in the Consolidated statement of income over the life of the depreciable asset as a reduced depreciation expense.

Research and development
Equinor undertakes research and development both on a funded basis for licence holders and on an unfunded basis for projects at its own risk, developing innovative technologies to create opportunities and enhance the value of current and future assets. Expenses relate both to in-house resources and the use of suppliers. Equinor's own share of the licence holders' funding and the total costs of the unfunded projects are considered for capitalisation under the applicable IFRS Accounting Standard requirements. Subsequent to initial recognition, any capitalised development costs are accounted for in the same manner as Property, plant and equipment. Costs not qualifying for capitalisation are expensed as incurred, see note 9 Auditor's remuneration and Research and development expenditures for more details.

Estimation uncertainty regarding determining oil and gas reserves
Reserves quantities are, by definition, discovered, remaining, recoverable and economic. Recoverable oil and gas quantities are always uncertain. Estimating reserves is complex and based on a high degree of professional judgement involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant operating capacity. The reliability of these estimates depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the hydrocarbons.

Estimation uncertainty; Proved oil and gas reserves
Proved oil and gas reserves may impact the carrying amounts of oil and gas producing assets, as changes in the proved reserves, will impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of proved reserves only reflect the period before the contracts providing the right to operate expire. For future development projects, proved reserves estimates are included only where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals have been secured or are reasonably certain to be secured.

Proved reserves are divided into proved developed and proved undeveloped reserves. Proved developed reserves are to be recovered through existing wells with existing equipment and operating methods, or where the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major capital expenditure is required. Undrilled well locations can be classified as having proved undeveloped reserves if a development plan is in place indicating that they are scheduled to be drilled within five years unless specific circumstances justify a longer time horizon. Specific circumstances are for instance fields which have large up-front investments in offshore infrastructure, such as many fields on the NCS, where drilling of wells is scheduled to continue for much longer than five years. For unconventional reservoirs where continued drilling of new wells is a major part of the investments, such as the US onshore assets, the proved reserves are always limited to proved well locations scheduled to be drilled within five years.

Proved oil and gas reserves have been estimated by internal qualified professionals based on industry standards and are governed by the oil and gas rules and disclosure requirements in the U.S. Securities and Exchange Commission (SEC) regulations S-K and S-X, and the Financial Accounting Standards Board (FASB) requirements for supplemental oil and gas disclosures. The estimates have been based on a 12-month average product price and on existing economic conditions and operating methods as required, and recovery of the estimated quantities have a high degree of certainty (at least a 90% probability). An independent third party has evaluated Equinor's proved reserves estimates, and the results of this evaluation do not differ materially from Equinor's estimates.

Estimation uncertainty; Expected oil and gas reserves
Changes in the expected oil and gas reserves may materially impact the amounts of asset retirement obligations, as a consequence of timing of the removal activities. It will also impact value-in-use calculations for oil and gas assets, possibly affecting impairment testing and the recognition of deferred tax assets. Expected oil and gas reserves are the estimated remaining, commercially recoverable quantities, based on Equinor's judgement of future economic conditions, from projects in operation or decided for development. As per Equinor's internal guidelines, expected reserves are defined as the 'forward looking mean reserves' when based on a stochastic prediction approach. In some cases, a deterministic prediction method is used, in which case the expected reserves are the deterministic base case or best estimate. Expected reserves are therefore typically larger than proved reserves as defined by the SEC, which are high confidence estimates with at least a 90% probability of recovery when a probabilistic approach is used. Expected oil and gas reserves have been estimated by internal qualified professionals based on industry standards and classified in accordance with the Norwegian resource classification system issued by the Norwegian Petroleum Directorate.

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets[4]	Total
Cost at 1 January 2023	1,343	171,948	8,285	562	10,815	6,633	199,586
Additions through business acquisition[7]	48	1,121	339	38	370	8	1,923
Additions and transfers[6]	113	7,286	60	19	3,196	1,087	11,761
Changes in asset retirement obligations	0	772	0	0	55	0	827
Disposals at cost	(64)	(3,567)	(446)	(29)	(30)	(634)	(4,771)
Assets reclassified to held for sale[8]	(1)	(3,944)	0	0	(245)	(8)	(4,198)
Foreign currency translation effects	0	(2,705)	(133)	1	(64)	(36)	(2,937)
Cost at 31 December 2023	1,438	170,911	8,105	591	14,097	7,050	202,191
Accumulated depreciation and impairment at 1 January 2023	(1,203)	(131,455)	(6,763)	(338)	(135)	(3,194)	(143,088)
Depreciation	(44)	(7,976)	(224)	(26)	0	(1,079)	(9,350)
Impairment	(2)	(844)	(323)	0	(18)	(1)	(1,188)
Reversal of impairment	0	288	0	0	3	0	290
Transfers[6]	1	(11)	0	(1)	10	0	(2)
Accumulated depreciation and impairment on disposed assets	52	3,355	442	28	22	634	4,533
Accumulated depreciation and impairment assets classified as held for sale[8]	1	3,176	0	0	0	6	3,183
Foreign currency translation effects	7	2,142	88	0	3	10	2,251
Accumulated depreciation and impairment at 31 December 2023[5]	(1,188)	(131,325)	(6,780)	(337)	(117)	(3,623)	(143,369)
Carrying amount at 31 December 2023	250	39,585	1,325	254	13,980	3,427	58,822
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 30	10 - 33[2]		1 - 20[3]	

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets	Total
Cost at 1 January 2022	1,335	183,358	8,481	596	12,614	5,850	212,234
Additions and transfers[6]	52	9,390	378	6	(813)	1,319	10,332
Changes in asset retirement obligations	0	(4,756)	0	0	(48)	0	(4,805)
Disposals at cost	(9)	(3,487)	2	(20)	(5)	(347)	(3,865)
Foreign currency translation effects	(36)	(12,557)	(576)	(19)	(934)	(188)	(14,310)
Cost at 31 December 2022	1,343	171,948	8,285	562	10,815	6,633	199,586
Accumulated depreciation and impairment at 1 January 2022	(1,188)	(137,763)	(7,926)	(320)	(344)	(2,619)	(150,159)
Depreciation	(52)	(7,643)	(160)	(33)	0	(969)	(8,856)
Impairment	(8)	(187)	(39)	0	(49)	(4)	(286)
Reversal of impairment	4	2,585	802	0	207	0	3,599
Transfers[6]	(2)	(20)	2	0	20	(8)	(8)
Accumulated depreciation and impairment on disposed assets	8	2,002	(4)	5	0	347	2,359
Foreign currency translation effects	34	9,571	562	9	30	59	10,264
Accumulated depreciation and impairment at 31 December 2022[5]	(1,203)	(131,455)	(6,763)	(338)	(135)	(3,194)	(143,088)
Carrying amount at 31 December 2022	140	40,493	1,522	224	10,679	3,439	56,498
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 20	10 - 33[2]		1 - 20[3]	

1) Depreciation according to unit of production method.
2) Land is not depreciated. Buildings include leasehold improvements.
3) Depreciation linearly over contract period.
4) Right of use assets at 31 December 2023 mainly consist of Land and buildings USD 1,038 million, Vessels USD 1,578 million and Drilling rigs USD 504 million.
5) See note 14 Impairments.
6) The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2023 and 2022 amounted to USD 1,280 million and USD 982 million, respectively.
7) For additions through business acquisition, see note 6 Acquisitions and disposals.
8) For assets reclassified to held for sale, see note 6 Acquisitions and disposals.

Note 13. Intangible assets

Accounting policies

Intangible assets including goodwill
Intangible assets are stated at cost, less accumulated amortisation and impairment. Intangible assets include acquisition cost for oil and gas prospects, expenditures on the exploration for and evaluation of oil and natural gas resources, goodwill, and other intangible assets. Intangible assets relating to expenditures on the exploration for and evaluation of oil and natural gas resources are not amortised. When the decision to develop a particular area is made, related intangible exploration and evaluation assets are reclassified to Property, plant and equipment.

Goodwill acquired in a business combination is allocated to each cash generating unit (CGU), or group of units, expected to benefit from the combination's synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment. In acquisitions made on a post-tax basis according to the rules on the NCS, a provision for deferred tax is reflected in the accounts based on the difference between the acquisition cost and the tax depreciation basis transferred from the seller. The offsetting entry to such deferred tax amounts is reflected as goodwill, which is allocated to the CGU or group of CGUs on whose tax depreciation basis the deferred tax has been computed.

Other intangible assets with a finite useful life, are depreciated over their useful life using the straight-line method.

Oil and gas exploration, evaluation and development expenditures
Equinor uses the successful efforts method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests in oil and gas properties, including signature bonuses, expenditures to drill and equip exploratory wells and evaluation expenditures are capitalised within Intangible assets as Exploration expenditures and Acquisition costs - oil and gas prospects. Geological and geophysical costs and other exploration and evaluation expenditures are expensed as incurred.

Exploration wells that discover potentially economic quantities of oil and natural gas remain capitalised as intangible assets during the evaluation phase of the discovery. This evaluation is normally finalised within one year after well completion. If, following the evaluation, the exploratory well has not found potentially commercial quantities of hydrocarbons, the previously capitalised costs are evaluated for derecognition or tested for impairment. Any derecognition or impairment is classified as Exploration expenses in the Consolidated statement of income.

Capitalised exploration and evaluation expenditures related to offshore wells that find proved reserves, are transferred to Property, plant and equipment at the time of sanctioning of the development project. The timing from evaluation of a discovery until a project is sanctioned could take several years depending on the location and maturity, including existing infrastructure, of the area of discovery, whether a host government agreement is in place, the complexity of the project and the financial robustness of the project. For onshore wells where no sanction is required, the transfer to Property, plant and equipment occurs at the time when a well is ready for production.

For exploration and evaluation asset acquisitions (farm-in arrangements) in which Equinor has decided to fund a portion of the selling partner's exploration and/or future development expenditures (carried interests), these expenditures are reflected in the Consolidated financial statements as and when the exploration and development work progresses.

Equinor reflects exploration and evaluation asset disposals (farm-out arrangements) on a historical cost basis with no gain or loss recognition. Consideration from the sale of an undeveloped part of an asset reduces the carrying amount of the asset. If the consideration exceeds the carrying amount of the asset, the excess amount is reflected in the Consolidated statement of income under Other income. Equal-valued exchanges (swaps) of exploration and evaluation assets with only immaterial cash considerations are accounted for at the carrying amounts of the assets given up with no gain or loss recognition.

Estimation uncertainty regarding exploration activities
Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether a major capital expenditure can be justified, will remain capitalised during the evaluation phase for the findings on the exploration wells. Thereafter it will be considered a trigger for impairment evaluation of the well if no development decision is planned for the near future, and there moreover are no concrete plans for future drilling in the licence. Judgements as to whether these expenditures should remain capitalised, be derecognised or impaired in the period may materially affect the carrying values of these assets and consequently, the operating income for the period.

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 1 January 2023	1,599	2,035	1,380	528	5,542
Additions through business acquisition	0	5	348	446	799
Additions	410	360	9	210	989
Disposals at cost	0	0	(10)	(124)	(135)
Transfers	(961)	(319)	4	(4)	(1,280)
Expensed exploration expenditures previously capitalised	114	(61)	0	0	53
Foreign currency translation effects	7	16	2	16	41
Cost at 31 December 2023	1,169	2,036	1,733	1,072	6,010
Accumulated amortisation and impairment at 31 December 2023[1]				(302)	(302)
Carrying amount at 31 December 2023	1,169	2,036	1,733 [2]	770	5,709

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 1 January 2022	1,958	2,670	1,467	722	6,816
Additions	227	4	36	57	324
Disposals at cost	(10)	(50)	0	1	(58)
Transfers	(227)	(516)	0	(239)	(982)
Expensed exploration expenditures previously capitalised	(283)	(59)	0	0	(342)
Impairment of goodwill	0	0	(3)	0	(3)
Foreign currency translation effects	(65)	(14)	(121)	(13)	(213)
Cost at 31 December 2022	1,599	2,035	1,380	528	5,542
Accumulated amortisation and impairment at 31 December 2022[1)]				(384)	(384)
Carrying amount at 31 December 2022	1,599	2,035	1,380	144	5,158

1) See note 14 Impairments.
2) Goodwill at 31 December 2023 mainly consists of technical goodwill related to business acquisitions in 2019, of which USD 533 million in the Exploration & Production Norway area and USD 440 million in the Marketing Midstream & Processing area.

The table below shows the aging of capitalised exploration expenditures.

(in USD million)	2023	2022
Less than one year	345	250
Between one and five years	458	340
More than five years	366	1,009
Total capitalised exploration expenditures	1,169	1,599

The table below shows the components of the exploration expenses.

	Full year		
(in USD million)	2023	2022	2021
Exploration expenditures	1,275	1,087	1,027
Expensed exploration expenditures previously capitalised	(53)	342	171
Capitalised exploration	(427)	(224)	(194)
Exploration expenses	795	1,205	1,004

Note 14. Impairments

Accounting policies

Impairment of property, plant and equipment, right-of-use assets, intangible assets including goodwill and equity accounted investments
Equinor assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Assets are grouped into cash generating units (CGUs). Normally, separate CGUs are individual oil and gas fields or plants, or equity accounted investments. Each unconventional asset play is considered a single CGU when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset or CGU to which the unproved properties belong may exceed its recoverable amount, and at least once a year. Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether major capital expenditure can be justified or where the economic viability of that major capital expenditure depends on the successful completion of further exploration work, will remain capitalised during the evaluation phase for the exploratory finds. If, following evaluation, an exploratory well has not found proved reserves, the previously capitalised costs are tested for impairment. After the initial evaluation phase for a well, it will be considered a trigger for impairment testing of a well if no development decision is planned for the near future and there is no firm plan for future drilling in the licence.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the CGU, or group of units, to which the goodwill relates. When impairment testing goodwill originally recognised as an offsetting item to the computed deferred tax provision in a post-tax transaction on the NCS, the remaining amount of the deferred tax provision will factor into the impairment valuation.

Impairment and reversals of impairment are presented in the Consolidated statement of income as Exploration expenses or Depreciation, amortisation and net impairment, on the basis of the nature of the impaired assets as either exploration assets (intangible exploration assets) or development and producing assets (property, plant and equipment and other intangible assets), respectively.

Measurement
The recoverable amount applied in Equinor's impairment assessments is normally estimated value in use. Equinor may also apply the assets' fair value less cost of disposal as the recoverable amount when such a value is available, reasonably reliable, and based on a recent and comparable transactions.

Value in use is determined using a discounted cash flow model. The estimated future cash flows are based on reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will exist over the remaining useful life of the assets, as set down in Equinor's most recently approved forecasts. Assumptions and economic conditions in establishing the forecasts are reviewed by management on a regular basis and updated at least annually. For assets and CGUs with an expected useful life or timeline for production of expected oil and natural gas reserves extending beyond five years, including planned onshore production from shale assets with a long development and production horizon, the forecasts reflect expected production volumes, and the related cash flows include project or asset specific estimates reflecting the relevant period. Such estimates are established based on Equinor's principles and assumptions and are consistently applied.

The estimated future cash flows are adjusted for risks specific to the asset or CGU and discounted using a real post-tax discount rate which is based on Equinor's post-tax weighted average cost of capital (WACC). Country risk specific to a project is included as a monetary adjustment to the projects' cash flow. Equinor considers country risk primarily as an unsystematic risk. The cash flow is adjusted for risk that influences the expected cash flow of a project and which is not part of the project itself. The use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used.

Impairment reversals
A previously recognised impairment is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment was recognised. Previously recognised impairments of goodwill are not reversed in future periods.

Estimation uncertainty regarding impairment
Evaluating whether an asset is impaired or if an impairment should be reversed requires a high degree of judgement and may to a large extent depend upon the selection of key assumptions about the future. In Equinor's line of business, judgement is involved in determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management actions and other factors may over time lead to changes in CGUs such as splitting one original CGU into several CGUs.

The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future commodity prices and discount rates, and uncertainty in asset specific factors such as reserve estimates and operational decisions impacting the production profile or activity levels. Changes in foreign currency exchange rates will also affect value in use, especially for assets on the NCS, where the functional currency is NOK. When estimating the recoverable amount, the expected cash flow approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in the estimated future cash flows. For example, climate-related matters (see also Note 3 Climate change and energy transition) are expected to have a pervasive effect on the energy industry, affecting not only supply, demand and commodity prices, but also technology changes, increased emission-related levies, and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating future cash flows using probability-weighted scenario analyses.

The estimated future cash flows, reflecting Equinor's, market participants' and other external sources' assumptions about the future and discounted to their present value, involve complexity. In order to establish relevant future cash flows, impairment testing requires long-term assumptions to be made concerning a number of economic factors such as future market prices, refinery margins, foreign currency exchange rates and future output, discount rates, impact of the timing of tax incentive regulations, and political and country risk among others. Long-term assumptions for major economic factors are made at a group level, and there is a high degree of reasoned judgement involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in estimating production outputs, and in determining the ultimate terminal value of an asset.

Net impairments/(reversal of impairments)

	Full year		
(in USD million)	**2023**	**2022**	**2021**
Property, plant and equipment	897	(3,313)	1,285
Intangible assets	61	62	154
Equity accounted investments	363	832	0
Total net impairments/(reversals) including exploration expenses	1,321	(2,419)	1,439

1) The intangible assets line includes Goodwill, amortizable intangible assets, and certain acquisition costs related to oil and gas prospects.

For impairment purposes, the asset's carrying amount is compared to its recoverable amount. The table below describes, per area, the Producing and development assets being impaired/(reversed), net impairment/(reversal), and the carrying amount after impairment.

	At 31 December 2023		At 31 December 2022		At 31 December 2021	
(in USD million)	**Carrying amount after impairment**	**Net impairment loss/ (reversal)**	**Carrying amount after impairment**	**Net impairment / (reversal)**	**Carrying amount after impairment**	**Net impairment / (reversal)**
Exploration & Production Norway	887	588	3,201	(819)	5,379	(1,102)
Exploration & Production USA - onshore	0	0	546	(204)	1,979	48
Exploration & Production USA - offshore Gulf of Mexico	1,165	(290)	2,691	(882)	798	18
Europe and Asia	0	310	1,551	295	1,566	1,609
Marketing, Midstream & Processing	949	343	1,416	(895)	868	716
Renewables USA - offshore	134	300	0	0	0	0
Other	112	10	30	0	20	(7)
Total	3,246	1,260	9,435	(2,504)	10,611	1,283

Exploration & Production Norway
In 2023, the net impairment mainly relates to reduced expected reserves on a producing asset on the Norwegian Continental Shelf. 2022, the net impairment reversal was mainly caused by increased price estimates and changed gas export strategy. In 2021, the net impairment reversal was mainly due to increased price estimates and an upward reserve revision.

Exploration & Production USA - onshore
In 2023, there were no impairments related to exploration and production assets USA – onshore. In 2022, the impairment reversal was caused by increased gas price assumptions, while in 2021 the net impairment was caused by revision of reserves and sale of an asset.

Exploration & Production USA - offshore Gulf of Mexico
In 2023, impairment reversals mainly relate to increased expected reserves on a producing asset. In 2022, the impairment reversal was caused by increased price assumptions and higher reserves estimates, while in 2021, the impairment was due to a negative reserve revision.

Exploration & Production International – Europe and Asia
In 2023, the impairment relates to the held for sale reclassification of Azerbaijan assets at the end of the year (see note 6 Acquisitions and disposals). In 2022, the net impairment was mainly caused by the decision to exit Russia. This was to a large extent offset by a reversal on Mariner in the UK mainly due to optimisation of the production profile and higher prices, supported by a slight increase in reserves estimates. In 2021, the net impairment was mainly caused by downward reserve revisions partially offset by higher prices.

Marketing, Midstream & Processing
In 2023, net impairment mainly relates to expectations of stabilizing refinery margins at a lower level than the margins consumed in recent periods. In 2022 the net impairment reversal was mainly related to increased refinery margin assumptions, while in 2021, the impairment losses were caused by increased CO_2 fees and – quotas on a refinery and a classification to held for sale.

Renewables USA – Offshore
In 2023, Equinor's offshore wind projects on the US North East Coast are facing increased costs due to inflation and supply chain constraints. On 12 October 2023, the New York State Public Service Commission (PSC) rejected price increase petitions related to offtake agreements from several offshore and onshore wind farm developers, including Equinor's joint ventures. As a consequence, an impairment of USD 300 million has been recognised. The recoverable amount of Equinor's investments in the offshore wind projects on the US North East Coast has been established applying a fair value approach. These investments are accounted for using the equity method.

Accounting assumptions
There are inherent uncertainties in the assumptions, however the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2023. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the third quarter of 2022 and up to and including the first quarter of 2023 are provided in brackets.

Year Prices in real terms[1]	2025		2030		2040		2050	
Brent Blend (USD/bbl)	79	(78)	78	(78)	73	(73)	68	(68)
European gas (USD/MMBtu) - TTF	15.5	20.9	9.1	(9.9)	9.5	(9.4)	9.5	(9.4)
Henry Hub (USD/MMBtu)	3.6	(4.2)	4.3	(3.9)	4.3	(3.9)	4.3	(3.9)
Electricity Germany (EUR/MWh)	106	(122)	78	(74)	71	(60)	71	(60)
EU ETS (EUR/tonne)	90	(84)	105	(84)	128	(111)	150	(137)

1) Basis year 2023. The prices in the table are price-points on price-curves.

Climate considerations are included in the impairment calculations directly by estimating the CO_2 taxes in the cash flows. Indirectly, the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered. The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor's strategy and commitments to the energy transition.

Norway's Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO_2 tax (the total of EU ETS + Norwegian CO_2 tax) in Norway to 2,000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

To reflect that carbon will have a cost for all our assets the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates.

The long-term NOK currency exchange rates are expected to be unchanged compared to previous long-term assumptions. The NOK/USD rate from 2026 and onwards is kept at 8.50, the NOK/EUR at 10.00. The USD/GBP rate is kept at 1.35.

The base discount rate applied in value in use calculations is 5.0% real after tax. The discount rate is derived from Equinor's weighted average cost of capital. For projects, mainly within the REN segment in periods with fixed low risk income, a lower discount rate will be considered. A derived pre-tax discount rate is in the range of 24% for E&P Norway, 6% for E&P USA and 7% for MMP depending on the asset's characteristics, such as specific tax treatments, cash flow profiles, and economic life. The pre-tax rates for 2022 were 42-102%, 6-9% and 7% respectively, in addition to 8-9% for E&P International.

Sensitivities

Significant downward adjustments in Equinor's commodity price assumptions would result in impairment losses on certain producing and development assets, including intangible assets subject to impairment assessment, while an opposite adjustment could lead to impairment-reversals. Assuming a reasonably possible 30% decline in commodity price forecasts over the assets' lifetime could result in an illustrative impairment recognition of approximately USD 10 billion before tax effects. See note 3 Climate change and energy transition for possible effect of using the prices in a 1.5ºC compatible Net Zero Emission by 2050 scenario and the Announced Pledges.

Similarly, for illustrative purposes, Equinor assessed the sensitivity of the discount rate used in the value in use calculations for upstream producing assets and certain related intangible assets. It was determined an increase in the discount rate from 5.0% to 6% real after tax, in isolation, the impairment amount recognised could have a potential impact of USD 2 billion before tax effects.

The illustrative impairment sensitivities above are based on a simplified method, which assumes no changes to other input factors. However, Equinor notes a price reduction of 30% or those representing Net Zero Emission scenario and Announced Pledges Scenario would likely impact business plans and other factors used in estimating an asset's recoverable amount. The correlated changes reduce the stand-alone impact of the price sensitivities. Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry and offsetting foreign currency effects, which has historically occurred following significant changes in commodity prices.

Note 15. Joint arrangements and associates

Accounting policies

Joint operations and similar arrangements, joint ventures and associates

A joint arrangement is a contractual arrangement whereby Equinor and other parties undertake an activity subject to joint control, i.e. when decisions about the relevant activities require the unanimous consent of the parties sharing control. Such joint arrangements are classified as either joint operations or joint ventures. In determining the appropriate classification, Equinor considers the nature of products and markets of the arrangements and whether the substance of the agreements is that the parties involved have rights to substantially all the arrangement's assets and obligations for the liabilities, or whether the parties involved have rights to the net assets of the arrangement. Equinor accounts for its share of assets, liabilities, revenues and expenses in joint operations in accordance with the principles applicable to those particular assets, liabilities, revenues and expenses.

Those of Equinor's exploration and production licence activities that are within the scope of IFRS 11 Joint Arrangements have been classified as joint operations. A considerable number of Equinor's unincorporated joint exploration and production activities are conducted through arrangements that are not jointly controlled, either because unanimous consent is not required among all parties involved, or no single group of parties has joint control over the activity. Licence activities where control can be achieved through agreement between more than one combination of involved parties are considered to be outside the scope of IFRS 11, and these activities are accounted for on a pro-rata basis using Equinor's ownership share. Currently, Equinor uses IFRS 11 by analogy for all such unincorporated licence arrangements whether these are in scope of IFRS 11 or not. Reference is made to note 5 Segments for financial information related to Equinor's participation in joint operations within upstream activities.

Joint ventures, in which Equinor has rights to the net assets currently include the majority of Equinor's investments in the Renewables (REN) operating and reporting segment. Equinor's participation in joint arrangements that are joint ventures and investments in companies in which Equinor has neither control nor joint control but has the ability to exercise significant influence over operating and financial policies, are classified and accounted for as equity accounted investments.

Under the equity method, the investment is carried on the Consolidated balance sheet at cost plus post-acquisition changes in Equinor's share of net assets of the entity, less distributions received and less any impairment in value of the investment. Equinor also reflects its share of the investment's other comprehensive income (OCI) arisen after the acquisition. The part of an equity accounted investment's dividend distribution exceeding the entity's carrying amount in the Consolidated balance sheet is reflected as income from equity accounted investments in the Consolidated statement of income. Equinor will subsequently only reflect the share of net profit in the investment that exceeds the dividend already reflected as income.

The Consolidated statement of income reflects Equinor's share of the results after tax of an equity accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity accounted entity's assets based on their fair values at the date of acquisition. In case of material differences in accounting policies, adjustments are made in order to bring the accounts of the equity accounted investment in line with Equinor's accounting policies. Net income/loss from equity accounted investments is presented on a separate line as part of Total revenues and other income, as investments in and participation with significant influence in other companies engaged in energy-related business activities is considered to be part of Equinor's main operating activities.

Acquisition of ownership shares in joint ventures and other equity accounted investments in which the activity constitutes a business, are accounted for in accordance with the requirements applicable to business combinations. Please refer to note 6 Acquisitions and disposals for more details on acquisitions.

Equinor as operator of joint operations and similar arrangements

Indirect operating expenses such as personnel expenses are accumulated in cost pools. These costs are allocated on an hours' incurred basis to business areas and Equinor-operated joint operations under IFRS 11 and to similar arrangements (licences) outside the scope of IFRS 11. Costs allocated to the other partners' share of operated joint operations and similar arrangements are reimbursed and only Equinor's share of the statement of income and balance sheet items related to Equinor-operated joint operations and similar arrangements are reflected in the Consolidated statement of income and the Consolidated balance sheet.

Joint ventures and other equity accounted investments

(in USD million)	2023	2022
Net investments at 1 January	2,758	2,686
Net income/(loss) from equity accounted investments	(1)	620
Impairment[1]	(363)	(832)
Acquisitions and increase in capital	926	337
Dividend and other distributions	(286)	(210)
Other comprehensive income/(loss)	(10)	384
Divestments, derecognition and decrease in paid in capital[2]	(517)	(22)
Other	0	(205)
Net investments at 31 December	2,508	2,758

1) Mainly related to Renewable offshore wind industry in US, see also note 14 Impairments.
2) Mainly related to change in accounting treatment for Bandurria Sur (accounted for by proportionally consolidation from 1st of April 2023).

Equity accounted investments consist of several investments, none above USD 0.5 billion. None of the investments are significant on an individual basis. Voting rights correspond to ownership share.

Note 16. Financial investments and financial receivables

Non-current financial investments

	At 31 December	
(in USD million)	2023	2022
Bonds	1,863	1,448
Listed equity securities	1,035	794
Non-listed equity securities	543	491
Financial investments	3,441	2,733

Bonds and equity securities mainly relate to investment portfolios held by Equinor's captive insurance company and other listed and non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.

Non-current prepayments and financial receivables

	At 31 December	
(in USD million)	2023	2022
Interest-bearing financial receivables	341	1,658
Other interest-bearing receivables	40	66
Prepayments and other non-interest-bearing receivables	910	339
Prepayments and financial receivables	1,291	2,063

Prepayments and other non-interest-bearing receivables mainly relate to commodity sales contracts with customers and lease prepayments. Interest-bearing financial receivables primarily relate to loans to employees and project financing of equity accounted companies. Other interest-bearing receivables primarily relate to financial sublease and tax receivables.

Current financial investments

(in USD million)	At 31 December 2023	2022
Time deposits	17,846	12,373
Interest-bearing securities	11,378	17,504
Financial investments	29,224	29,876

At 31 December 2023, current financial investments include USD 458 million in investment portfolios held by Equinor's captive insurance company which mainly are accounted for using fair value through profit or loss. The corresponding balance at 31 December 2022 was USD 410 million.

For information about financial instruments by category, see note 28 Financial instruments and fair value measurement.

Note 17. Inventories

Accounting policies

Inventories
Commodity inventories not held for trading purposes are stated at the lower of cost and net realisable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation, and manufacturing expenses.

Commodity inventories held for trading purposes are measured at fair value less cost to sell (FVLCS), with subsequent changes in fair value recognised in the Consolidated statement of income as part of Revenues. These inventories are categorised within level 2 of the fair value hierarchy.

(in USD million)	At 31 December 2023	2022
Crude oil	2,051	2,115
Petroleum products	380	451
Natural gas	54	127
Commodity inventories at the lower of cost and net realisable value	2,485	2,693
Natural gas held for trading purposes measured at fair value	810	1,994
Other	520	517
Total inventories	3,814	5,205

Inventories held for trading purposes consist of natural gas storages held by Danske Commodities.

Note 18. Trade and other receivables

(in USD million)	At 31 December 2023	2022
Trade receivables from contracts with customers[1]	10,706	15,213
Other current receivables	1,774	992
Collateral receivables[2]	2,186	3,468
Receivables from participation in joint operations and similar arrangements	471	661
Receivables from equity accounted associated companies and other related parties	1,056	1,276
Total financial trade and other receivables	16,193	21,611
Non-financial trade and other receivables	740	841
Trade and other receivables	16,933	22,452

1) Trade receivables from contracts with customers are shown net of an immaterial provision for expected losses.
2) Mainly related to cash paid as security for a portion of Equinor's credit exposure.

For more information about the credit quality of Equinor's counterparties, see note 4 Financial risk and capital management. For currency sensitivities, see note 28 Financial instruments and fair value measurement. For further information on receivables from equity accounted associated companies and other related parties, see note 27 Related parties.

Note 19. Cash and cash equivalents

Accounting policies
Cash and cash equivalents are accounted for at amortised cost and include cash in hand, bank deposits, and short-term highly liquid investments with original maturity of three months or less which are readily convertible to known amounts of cash and subject to insignificant risk of changes in fair value. Contractually mandatory deposits in escrow bank accounts are included as restricted cash and cash equivalents if the deposits are provided as part of the Group's operating activities and therefore are deemed as held for the purpose of meeting short-term cash commitments, and the deposits can be released from the escrow account without undue expenses.

(in USD million)	At 31 December 2023	2022
Cash at bank available	2,295	2,220
Time deposits	1,337	836
Money market funds	1,875	3,106
Interest-bearing securities	2,563	3,276
Restricted cash and cash equivalents, including collateral deposits	1,572	6,140
Cash and cash equivalents	9,641	15,579

Restricted cash and cash equivalents at 31 December 2023 includes collateral deposits of USD 1,572 million related to trading activities. Correspondingly, collateral deposits at 31 December 2022 were USD 6,128 million. Collateral deposits are related to certain requirements of exchanges where Equinor is trading. The terms and conditions related to these requirements are determined by the respective exchanges.

Note 20. Shareholders' equity, capital distribution and earnings per share

	Number of shares	NOK per value	NOK	USD
Share capital at 1 January 2023	3,175,470,159	2.50	7,938,675,397.50	1,142,036,265
Capital reduction	(172,365,554)	2.50	(430,913,885.00)	(41,519,325)
Share capital at 31 December 2023	3,003,104,605	2.50	7,507,761,512.50	1,100,516,940

	Number of shares	NOK per value	Common Stock
Authorised and issued	3,003,104,605	2.50	7,507,761,512.50
Treasury shares			
Share buy-back programme	(49,486,793)	2.50	(123,716,982.50)
Employees share saving plan	(8,884,668)	2.50	(22,211,670.00)
Total outstanding shares	2,944,733,144	2.50	7,361,832,860.00

Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at the annual general meeting of the company.

Dividend

During 2023, dividend for the third and for the fourth quarter of 2022 and dividend for the first and second quarter of 2023 were settled. Dividend declared but not yet settled is presented as dividends payable in the Consolidated balance sheet. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings). Dividend declared in 2023 relates to the fourth quarter of 2022 and to the first three quarters of 2023.

On 6 February 2024, the board of directors proposed to the annual general meeting on 14 May 2024 an ordinary cash dividend for the fourth quarter of 2023 of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share. The Equinor share will trade ex-dividend 15 May 2024 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 16 May 2024 and payment date will be 28 May 2024.

	At 31 December	
(in USD million)	**2023**	**2022**
Dividends declared	10,783	7,549
USD per share or ADS	3.6000	2.4000
Dividends paid	10,906	5,380
USD per share or ADS	3.6000	1.6800
NOK per share	37.8522	16.4837

Accounting policies

Share buy-back

Where Equinor has either acquired own shares under a share buy-back programme or has placed an irrevocable order with a third party for Equinor shares to be acquired in the market, such shares are reflected as a reduction in equity as treasury shares. Treasury shares are not included in the weighted average number of ordinary shares outstanding in the calculation of Earnings per share. The remaining outstanding part of an irrevocable order to acquire shares is accrued for and classified as Trade, other payables and provisions.

Share buy-back programme

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

On 6 February 2024, the board of directors decided to announce a two-year share buy-back programme for 2024-2025 of USD 10-12 billion in total, with USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and balance sheet strength.

The first tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on 8 February and end no later than 5 April 2024. The first tranche of the 2024 share buy-back programme is based on the authorisation from the annual general meeting in May 2023, valid until the next annual general meeting, but no later than 30 June 2024. Commencement of new share buy-back tranches after the first tranche in 2024 will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to existing and new board authorisations for share buy-back from the company's annual general meeting and agreement with the Norwegian State regarding share buy-back.

Number of shares	2023	2022
Share buy-back programme at 1 January	42,619,172	13,460,292
Purchase	63,748,254	56,290,671
Cancellation	(56,880,633)	(27,131,791)
Share buy-back programme at 31 December	49,486,793	42,619,172

Equity impact of share buy-back programmes

(in USD million)	2023	2022
First tranche	330	330
Second tranche	550	440
Third tranche	550	605
Fourth tranche	550	605
Total open market share	1,980	1,980
Norwegian state share[1)]	3,705	1,399
Total	5,685	3,380

1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme.

Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors has, on a quarterly basis, decided on share buy-back tranches. The 2023 programme was up to USD 6 billion, including shares to be redeemed from the Norwegian State.

During 2023, four tranches of in total USD 6 billion were launched, including shares to be redeemed from the Norwegian State. The acquisition of the fourth tranche in the open market was finalised in January 2024. As of 31 December 2023, USD 410 million of the fourth tranche had been purchased in the open market, of which USD 388 million had been settled. Due to an irrevocable agreement with a third party, the remaining order of USD 162 million is accrued for and classified as Trade, other payables and provisions.

In order to maintain the Norwegian State's ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual general meeting on 10 May 2023. The liability to the Norwegian State of USD 3.705 billion (NOK 39.071 billion) was settled in June 2023.

Employees share saving plan

Number of shares	2023	2022
Share saving plan at 1 January	10,908,717	12,111,104
Purchase	2,204,207	2,127,172
Allocated to employees	(4,228,256)	(3,329,559)
Share saving plan at 31 December	8,884,668	10,908,717

In 2023 and 2022 treasury shares were purchased to employees participating in the share saving plan for USD 68 million and USD 72 million, respectively. For further information, see note 8 Salaries and personnel expenses.

Earnings per share

Number of shares	2023	2022
Basic earnings per share		
Net income (loss) attributable to shareholders of the company	11,885	28,746
Weighted average number of ordinary shares outstanding	3,021	3,174
Basic earnings per share (in USD)	3.93	9.06
Diluted earnings per share		
Net income (loss) attributable to shareholders of the company	11,885	28,746
Weighted average number of ordinary shares outstanding, diluted	3,027	3,183
Diluted earnings per share (in USD)	3.93	9.03

Basic and diluted earnings per share amounts are calculated by dividing the Net income (loss) for the year attributable to shareholders by relevant weighted average number of ordinary shares outstanding during the year. Shares purchased to employees participating in the share saving plan is the only diluting element.

Note 21. Finance debt

Non-current finance debt

Finance debt measured at amortised cost

	Weighted average interest rates in %[1]		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December[2]	
	2023	2022	2023	2022	2023	2022
Unsecured bonds						
United States Dollar (USD)	3.82	3.82	15,705	17,190	15,037	16,167
Euro (EUR)	1.51	1.42	6,633	7,465	6,177	6,782
Great Britain Pound (GBP)	6.08	6.08	1,747	1,652	2,013	1,836
Norwegian Kroner (NOK)	4.18	4.18	295	304	302	311
Total unsecured bonds			24,380	26,612	23,529	25,097
Unsecured loans						
Brazilian real (BRL)	10.10	-	179	-	179	-
Japanese Yen (JPY)	4.30	4.30	71	76	83	90
Total unsecured loans			250	76	262	90
Total			24,630	26,688	23,791	25,187
Non-current finance debt due within one year			2,400	2,547	2,415	2,597
Non-current finance debt			22,230	24,141	21,376	22,590

1) Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements.
2) Fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy. For more information regarding fair value hierarchy, see note 28 Financial instruments and fair value measurement.

Unsecured bonds amounting to USD 15,705 million are denominated in USD and unsecured bonds denominated in other currencies amounting to USD 7,848 million are swapped into USD. One bond denominated in EUR amounting to USD 827 million is not swapped. The table does not include the effects of agreements entered into to swap the various currencies into USD. For further information see note 28 Financial instruments and fair value measurement.

Substantially all unsecured bonds and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bondholders and lenders.

No new bonds were issued in 2023.

Out of Equinor's total outstanding unsecured bond portfolio, 34 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 24,076 million at the 31 December 2023 closing currency exchange rate.

For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 4 Financial risk and capital management.

Non-current finance debt maturity profile

	At 31 December	
(in USD million)	**2023**	**2022**
Year 2 and 3	4,683	4,794
Year 4 and 5	4,511	4,510
After 5 years	13,035	14,837
Total repayment of non-current finance debt	22,230	24,141
Weighted average maturity (years - including current portion)	9	9
Weighted average annual interest rate (% - including current portion)	3.41	3.29

Current finance debt

	At 31 December	
(in USD million)	**2023**	**2022**
Collateral liabilities	458	1,571
Non-current finance debt due within one year	2,400	2,547
Other including US Commercial paper programme and bank overdraft	3,138	241
Total current finance debt	5,996	4,359
Weighted average interest rate (%)	3.77	2.22

Collateral liabilities and other current liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure and outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD 1,895 million as of 31 December 2023 and USD 227 million as of 31 December 2022.

Reconciliation of cash flows from financing activities to finance line items in balance sheet

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals[1]	Additional paid in capital[2]	Non-controlling interest	Dividend payable	Lease liabilities[3]	Total
At 1 January 2023	24,140	4,359	(3,468)	3,041	1	2,808	3,667	
Repayment of finance debt	(2,818)							(2,818)
Repayment of lease liabilities							(1,422)	(1,422)
Dividend paid						(10,906)		(10,906)
Share buy-back				(5,589)				(5,589)
Net current finance debt and other finance activities		1,385	1,287	(69)	(10)			2,593
Net cash flow from financing activities	(2,818)	1,385	1,287	(5,658)	(10)	(10,906)	(1,422)	(18,142)
Transfer to current portion	147	(147)						
Effect of exchange rate changes	321	44	(5)		-		(25)	
Dividend declared						10,783		
Debt in RIO Energy	437							
New leases							1,379	
Other changes	2	354	(1)	2,617	19	(36)	(29)	
Net other changes	907	251	(6)	2,617	19	10,747	1,325	
At 31 December 2023	22,230	5,995	(2,185)	-	10	2,649	3,570	

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals[1]	Additional paid in capital[2]	Non-controlling interest	Dividend payable	Lease liabilities[3]	Total
At 1 January 2022	27,404	5,273	(1,577)	6,408	14	582	3,562	
Repayment of finance debt	(250)							(250)
Repayment of lease liabilities							(1,366)	(1,366)
Dividend paid						(5,380)		(5,380)
Share buy-back				(3,315)				(3,315)
Net current finance debt and other finance activities	-	(2,982)	(2,038)	(73)	(8)			(5,102)
Net cash flow from financing activities	(250)	(2,982)	(2,038)	(3,388)	(8)	(5,380)	(1,366)	(15,414)
Transfer to current portion	(2,297)	2,297						
Effect of exchange rate changes	(710)	(78)	145		(3)		(149)	
Dividend declared						7,549		
New leases							1,644	
Other changes	(7)	(151)		21	(2)	57	(24)	
Net other changes	(3,014)	2,068	145	21	(5)	7,606	1,471	
At 31 December 2022	24,140	4,359	(3,468)	3,041	1	2,808	3,667	

1) Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 18 Trade and other receivables for more information.
2) Other changes in additional paid in capital have been moved to retained earnings.
3) See note 25 Leases for more information.

Note 22. Pensions

Accounting policies

Equinor has pension plans for employees that either provide a defined pension benefit upon retirement or a pension dependent on defined contributions and related returns. A portion of the contributions are provided for as notional contributions, for which the liability increases with a promised notional return, set equal to the actual return of assets invested through the ordinary defined contribution plan. For defined benefit plans, the benefit to be received by employees generally depends on many factors including length of service, retirement date and future salary levels.

Equinor's proportionate share of multi-employer defined benefit plans is recognised as liabilities in the Consolidated balance sheet as sufficient information is considered available, and a reliable estimate of the obligation can be made.

The cost of pension benefit plans is expensed over the period that the employees render services and become eligible to receive benefits. The calculation is performed by an external actuary. Equinor's net obligation from defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The recognition of a net surplus for the funded plan is based on the assumption that the net assets represent a future value for Equinor, either as a possible distribution to premium fund which can be used for future funding of new liabilities, or as disbursement of equity in the pension fund.

Contributions to defined contribution schemes are recognised in the Consolidated statement of income as pension costs in the period in which the contribution amounts are earned by the employees.

Notional contribution plans, reported in the parent company Equinor ASA, are recognised as Pension liabilities with the actual value of the notional contributions and promised return at reporting date. Notional contributions are recognised in the Consolidated statement of income as periodic pension cost, while changes in fair value of the employees' notional assets are reflected in the Consolidated statement of income under Net financial items.

Periodic pension cost is accumulated in cost pools and allocated to business areas and Equinor's operated joint operations (licences) on an hours' incurred basis and recognised in the Consolidated statement of income based on the function of the cost.

Pension plans in Equinor

The main pension plans for Equinor ASA and its most significant subsidiaries are defined contribution plans which includes certain unfunded elements (notional contribution plans). In addition, several employees and former employees of the Equinor Group is a member of certain defined benefit plans. The benefit plan in Equinor ASA was closed in 2015 for new employees and for employees with more than 15 years to regular retirement age. Equinor's defined benefit plans are generally based on a minimum of 30 years of service and 66% of the final salary level, including an assumed benefit from the Norwegian National Insurance Scheme. The Norwegian companies in the group are subject to, and complies with, the requirements of the Norwegian Mandatory Company Pensions Act.

The defined benefit plans in Norway are managed and financed through Equinor Pensjon (Equinor's pension fund - hereafter Equinor Pension). Equinor Pension is an independent pension fund that covers the employees in Equinor's Norwegian companies. The pension fund's assets are kept separate from the company's and group companies' assets. Equinor Pension is supervised by the Financial Supervisory Authority of Norway ("Finanstilsynet") and is licenced to operate as a pension fund.

Equinor has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. In this note pension costs are presented on a gross basis before allocation to licence partners. In the Consolidated statement of income, the pension costs in Equinor ASA are presented net of costs allocated to licence partners.

Equinor is also a member of a Norwegian national agreement-based early retirement plan ("AFP"), and the premium is calculated based on the employees' income but limited to 7.1 times the basic amount in the National Insurance scheme (7.1 G). The premium is payable for all employees until age 62. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for their full lifetime.

Net pension cost

Total pension costs amount to USD 441 million in 2023, USD 458 million in 2022 and USD 488 million in 2021. In addition, interest cost and interest income related to defined benefit plans are included in the Consolidated statement of income within Net financial items.

Changes in pension liabilities and plan assets during the year

(in USD million)	2023	2022
Pension liabilities at 1 January	7,664	9,358
Current service cost	145	183
Interest cost	318	105
Actuarial (gains)/losses and currency effects	338	(1,785)
Changes in notional contribution liability and other effects	56	67
Benefits paid	(284)	(258)
Losses/(gains) from curtailment, settlement or plan amendment	91	(5)
Pension liabilities at 31 December	8,328	7,664
Fair value of plan assets at 1 January	5,213	6,404
Interest income	190	116
Return on plan assets (excluding interest income)	202	(622)
Company contributions	211	104
Benefits paid	(141)	(121)
Losses (gains) from curtailment, settlement or plan amendment	113	(5)
Other effects	-	6
Foreign currency translation effects	(124)	(669)
Fair value of plan assets at 31 December	5,664	5,213
Net pension liability at 31 December	2,665	2,452
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,260	1,219
Liability recognised as non-current pension liabilities (unfunded plans)	3,925	3,671
Pension liabilities specified by funded and unfunded pension plans	8,328	7,664
Funded	4,404	3,994
Unfunded	3,925	3,670

Equinor recognised an actuarial loss from changes in financial assumptions in 2023. No changes in interest rate compared to year end 2022, but other assumptions increased with 50 basis points. An actuarial gain was recognised in 2022.

Actuarial assumptions

	Assumptions used to determine benefit obligations in %	
Rounded to the nearest quartile	2023	2022
Discount rate	3.75	3.75
Rate of compensation increase	4.00	3.50
Expected rate of pension increase	3.25	2.75
Expected increase of social security base amount (G-amount)	3.75	3.25
Weighted-average duration of the defined benefit obligation	13.25	13.50

The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.

Sensitivity analysis

The table below presents an estimate of the potential effects of changes in discount rate and expected rate of pension increase for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December 2023.

	Discount rate		Expected rate of pension increase	
(in USD million)	**0.50%**	**-0.50%**	**0.50%**	**-0.50%**
Effect on:				
Defined benefit obligation at 31 December 2023	(521)	587	494	(451)

The sensitivity of the financial results to each of the key assumptions has been estimated based on the assumption that all other factors would remain unchanged. The estimated effects on the financial result would differ from those that would actually appear in the Consolidated financial statements because the Consolidated financial statements would also reflect the relationship between these assumptions.

Pension assets

The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and real estate.

The table below presents the portfolio weighting as approved by the board of Equinor Pension for 2023. The portfolio weight during a year will depend on the risk capacity.

(in %)	2023	2022	Target portfolio weight
Equity securities	33.6	32.9	30-38
Interest bearing investments	61.7	60.5	52-65
Real estate	4.7	6.6	5-10
Total	100.0	100.0	

In 2023, 100% of the equity securities and 13% of bonds had quoted market prices in an active market. 87% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources.

In 2022, 44% of the equity securities and 3% of bonds had quoted market prices in an active market. 54% of the equity securities, 97% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices.

For definition of the various levels, see note 28 Financial instruments and fair value measurement.

Estimated company contributions to be made to Equinor Pension in 2024 is approximately USD 109 million.

Note 23. Provisions and other liabilities

Accounting policies

Asset retirement obligations (ARO)
Provisions for asset retirement obligations (ARO) are recognised when Equinor has an obligation (legal or constructive) to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. Normally an obligation arises for a new facility, such as an oil and natural gas production or transportation facility, upon construction or installation. An obligation may also arise during the period of operation of a facility through a change in legislation or through a decision to terminate operations or be based on commitments associated with Equinor's ongoing use of pipeline transport systems where removal obligations rest with the volume shippers.

The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions and requirements. The cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a market-based risk-free rate based on the applicable currency and time horizon of the underlying cash flows. The provisions are classified under Provisions in the Consolidated balance sheet.

When a provision for ARO is recognised, a corresponding amount is recognised as an increase of the related asset within property, plant and equipment and is subsequently depreciated over the useful life of the asset. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding adjustment to the carrying value of the property, plant and equipment. When a decrease in the ARO related to a producing asset exceeds the carrying amount of the asset, the excess is recognised as a reduction of Depreciation, amortisation and net impairment in the Consolidated statement of income. When an asset has reached the end of its useful life, all subsequent changes to the ARO are recognised as they occur in Operating expenses in the Consolidated statement of income.

Removal provisions associated with Equinor's role as shipper of volumes through third party transport systems are expensed as incurred.

<u>Estimation uncertainty regarding asset retirement obligations</u>
Establishing the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties. Most of the removal activities are many years into the future, and the removal technology and costs are constantly changing. The speed of the transition to renewable energy sources may also influence the production period, hence the timing of the removal activities. The estimates include assumptions of norms, rates and time required which can vary considerably depending on the assumed removal complexity. Moreover, changes in the discount rate and foreign currency exchange rates may impact the estimates significantly. As a result, the initial recognition of ARO and subsequent adjustments involve the application of significant judgement.

(in USD million)	Asset retirement obligations	Other provisions and liabilities	Total
Non-current portion at 31 December 2022	11,569	4,064	15,633
Current portion at 31 December 2022 reported as Trade, other payables and provisions	165	494	659
Provisions and other liabilities at 31 December 2022	11,734	4,558	16,292
New or increased provisions and other liabilities	488	443	931
Change in estimates	845	25	870
Amounts charged against provisions and other liabilities	(126)	(301)	(427)
Effects of change in the discount rate	(276)	13	(263)
Reduction due to divestments	(403)	97	(306)
Accretion expenses	462	76	538
Reclassification, transfer and other	(174)	(1,387)	(1,561)
Foreign currency translation effects	(190)	62	(128)
Provisions and other liabilities at 31 December 2023	12,360	3,586	15,946
Non-current portion at 31 December 2023	12,171	3,133	15,304
Current portion at 31 December 2023 reported as Trade, other payables and provisions	190	452	642

Equinor's estimated asset retirement obligations (ARO) have increased by USD 626 million to USD 12,360 million at 31 December 2023 compared to year-end 2022. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

In certain production sharing agreements (PSA), Equinor's estimated share of asset retirement obligation (ARO) is paid into an escrow account over the producing life of the field. These payments are considered down-payments of the liabilities and included in the line item Amounts charged against provisions and other liabilities.

Claims and litigations mainly relate to expected payments for unresolved claims. The timing and amounts of potential settlements in respect of these claims are uncertain and dependent on various factors that are outside management's control. For further information on provisions and contingent liabilities, see note 26 Other commitments, contingent liabilities and contingent assets.

The timing of cash outflows of asset retirement obligations depends on the expected cease of production at the various facilities.

Line item Reclassification, transfer and other includes USD 1,388 million related to SDFI liability. See note 27 Related parties for further details.

Sensitivities with regards to discount rate on the total ARO portfolio
The discount rate sensitivity has been calculated by assuming a reasonably possible change of 1.3 percentage points.

An increase in the discount rate of 1.3 percentage points would reduce the ARO liability by USD 1,994 million. A corresponding reduction would increase the liability by USD 2,507 million. See note 3 Climate change and energy transition for sensitivity with regards to change in the removal year.

Expected timing of cash outflows

(in USD million)	Asset retirement obligations	Other provisions and liabilities	Total
2024 - 2028	1,512	2,580	4,092
2029 - 2033	997	342	1,339
2034 - 2038	2,605	134	2,739
2039 - 2043	4,610	(42)	4,568
Thereafter	2,636	572	3,208
At 31 December 2023	12,360	3,586	15,946

Note 24. Trade, other payables and provisions

(in USD million)	At 31 December 2023	2022
Trade payables	5,317	6,207
Non-trade payables and accrued expenses	2,210	2,688
Payables due to participation in joint operations and similar arrangements	2,283	2,074
Payables to equity accounted associated companies and other related parties	1,242	1,479
Total financial trade and other payables	11,052	12,449
Current portion of provisions and other non-financial payables	819	903
Trade, other payables and provisions	11,871	13,352

Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 23 Provisions and other liabilities and in note 26 Other commitments, contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 28 Financial instruments and fair value measurement. For further information on payables to equity accounted associated companies and other related parties, see note 27 Related parties.

Note 25. Leases

Accounting policies

Leases

A lease is defined as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the date at which the underlying asset is made available for Equinor, the present value of future lease payments (including extension options considered reasonably certain to be exercised) is recognised as a lease liability. The present value is calculated using Equinor's incremental borrowing rate. A corresponding right-of-use (RoU) asset is recognised, including lease payments and direct costs incurred at the commencement date. Lease payments are reflected as interest expense and a reduction of lease liabilities. The RoU assets are depreciated over the shorter of each contract's term and the assets' useful life.

Short term leases (12 months or less) and leases of low value assets are expensed or (if appropriate) capitalised as incurred, depending on the activity in which the leased asset is used.

Many of Equinor's lease contracts, such as rig and vessel leases, involve several additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services represent a not inconsiderable portion of the total contract value. Non-lease components within lease contracts are accounted for separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as incurred, depending on the activity involved.

Accounting judgement regarding leases

In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 Leases requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement and consequently whether such contracts should be reflected gross (100%) in the operator's financial statements, or according to each joint operation partner's proportionate share of the lease.

In many cases where an operator is the sole signatory to a lease contract of an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Equinor as this includes the Norwegian continental shelf (NCS), the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licences).

As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent sub-leases, or whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease. Where all partners in a licence are considered to share the primary responsibility for lease payments under a contract, Equinor's proportionate share of the related lease liability and RoU asset will be recognised net by Equinor. When Equinor is considered to have the primary responsibility for the full external lease payments, the lease liability is recognised gross (100%).

Equinor leases certain assets, notably drilling rigs, transportation vessels, storages and office facilities for operational activities. Equinor is mostly a lessee, and the use of leases serves operational purposes rather than as a tool for financing.

Information related to lease payments and lease liabilities

(in USD million)		2023		2022
Lease liabilities at 1 January		3,667		3,562
New leases, including remeasurements and cancellations		1,379		1,644
Gross lease payments	(1,590)		(1,484)	
Lease interest	138		95	
Lease repayments	(1,452)	(1,452)	(1,389)	(1,389)
Foreign currency translation effects		(25)		(149)
Lease liabilities at 31 December		3,570		3,667
Current lease liabilities		1,279		1,258
Non-current lease liabilities		2,291		2,409

Equinor recognised revenues of USD 337 million in 2023 and USD 319 million in 2022 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note 26 Other commitments, contingent liabilities and contingent assets.

A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 4 Financial risk and capital management.

Non-current lease liabilities maturity profile

	At 31 December	
(in USD million)	2023	2022
Year 2 and 3	1,342	1,360
Year 4 and 5	470	483
After 5 years	478	566
Total repayment of non-current lease liabilities	2,291	2,409

The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 12 Property, plant and equipment.

Note 26. Other commitments, contingent liabilities and contingent assets

Accounting policies

Estimation uncertainty regarding levies
Equinor´s global business activities are subject to taxation on income and indirect taxes in various jurisdictions around the world. In these jurisdictions, governments can respond to global or local development, including climate related matters and public fiscal balances, by issuing new laws or other regulations stipulating changes in income tax, value added tax, tax on emissions, customs duties or other levies which may affect profitability and even the viability of Equinor´s business in that jurisdiction. Equinor mitigates this risk by using local legal representatives and staying up to date with the legislation in the jurisdictions where activities are carried out. Occasionally, legal disputes arise from difference in interpretations. Equinor´s legal department, together with local legal representatives, estimate the outcome from such legal disputes based on first-hand knowledge. Such estimates may differ from the actual results.

Contractual commitments
Equinor had contractual commitments of USD 11,259 million as of 31 December 2023. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities. It also includes Equinors´ estimated expenditures related to commitments to drill a certain number of wells, commitments which sometimes can be a prerequisite to be awarded oil and gas exploration and production licences.

At the end of 2023, Equinor was committed to participate in 34 wells, with an average ownership interest of approximately 46%. Equinor's share of estimated expenditures to drill these wells amounts to USD 609 million. Additional wells that Equinor may become committed to participating in depending on future discoveries in certain licences are not included in these numbers.

Other long-term commitments
Equinor has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary, with durations of up to 2060.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor´s full proportionate share. For assets (such as pipelines) that are included in the Equinor accounts through joint operations or similar arrangements, and where consequently Equinor´s share of assets, liabilities, income and expenses (capacity costs) are reflected on a line-by-line basis in the Consolidated financial statements, the amounts in the table include the net commitment payable by Equinor (i.e. Equinor´s proportionate share of the commitment less Equinor's ownership share in the applicable entity).

The table below also includes USD 3,600 million as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. For commenced leases, please refer to note 25 Leases.

Nominal minimum other long-term commitments at 31 December 2023:

(in USD million)	
2024	2,659
2025	1,972
2026	1,615
2027	1,187
2028	1,010
Thereafter	6,775
Total other long-term commitments	15,219

Guarantees

Equinor has guaranteed for its proportionate share of some of our associates' long-term bank debt, payment obligations under contracts, and certain third-party obligations. The total amount guaranteed at year-end 2023 is USD 1,564 million. The book value of the guarantees is immaterial.

Contingent liabilities and contingent assets

Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)

Petrofac International (UAE) LLC ("PIUL") was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields Project in central Algeria). Following a suspension of activity in 2013, PIUL issued multiple Variation Order Requests ("VoRs") related to the costs incurred for stand-by and remobilization costs. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration in August 2020 claiming an estimated amount of USD 533 million, of which Equinor holds a 31.85% share. Equinor's maximum exposure amounts to USD 163 million. Equinor has provided for its best estimate in the matter.

Withholding tax dispute regarding remittances from Brazil to Norway

Remittances made from Brazil for services are normally subject to withholding income tax. In 2012, Equinor's subsidiaries in Brazil filed a lawsuit to avoid paying this tax on remittances made to Equinor ASA and Equinor Energy AS under the Double Tax Treaty Brazil has with Norway. The lawsuit relates to services without transfer of technology on fields where Equinor is a partner. Court proceedings through several levels in the legal system have been ongoing, and a final verdict has not yet been reached. Withholding tax has not been paid since 2014. Equinor's share of maximum exposure in the case at year end 2023 is estimated at approximately USD 159 million. Although Equinor continues to be of the view that all applicable tax regulations have been applied in the case, recent developments in similar litigation in Brazil have led to an updated evaluation of the likelihood of loss, and Equinor has provided for the best estimate in the case as income tax expense.

Suit for an annulment of Petrobras' sale of the interest in BM-S-8 to Equinor

In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras' sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. In February 2022, sentence in the annulment case was issued at the first instance level, and Equinor won on all merits. The case was appealed by the plaintiff and Equinor has filed counter arguments. At the end of 2023, the acquired interest remains on Equinor's balance sheet, where the assets related to phase 1 have been reclassified to property, plant and equipment and the assets related to phase 2 are presented as intangible assets, all of which are part of the Exploration & Production International (E&P International) segment.

Brazilian law creating uncertainty regarding certain tax incentives

Equinor is currently part in two legal matters in the state of Rio de Janeiro in Brazil related to a law requiring taxpayers that benefits from ICMS tax incentives (i.e. Repetro) to deposit 10% of the savings made from such benefits into a state fund. Equinor is of the opinion that specific incentives so far relevant for the Roncador and Peregrino fields are not in scope of the law, while the state of Rio de Janeiro requires deposits to be paid with the addition of fines and interest. While legal developments in 2023 have included clarification from the Supreme Court that the law is constitutional, subject to a final ruling, Equinor's litigation in the matter continues, mainly related to the law's impact specifically for Repetro and other state tax incentives. Equinor believes that our view in the matter will ultimately be upheld by the courts, and no amounts have consequently been provided for in the financial statements. At year-end 2023, the maximum exposure for Equinor in the matter has been estimated to be a total of USD 114 million.

KKD oil sands partnership

Canadian tax authorities have issued a notice of reassessment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40% of the KKD Oil Sands partnership at that time. The reassessment adjusts the allocation of the proceeds of disposition of certain Canadian resource properties from the partnership. Maximum exposure is estimated to be approximately USD 380 million. Following an administrative appeal process with Canadian tax authorities, Equinor commenced court proceedings in the matter in 2023. While the court process may take several years, the reassessment will impact Equinor's tax paying position while the proceedings are ongoing. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial statements.

Other claims

During the normal course of its business, Equinor is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Consolidated financial statements for probable liabilities related to litigation and claims based on its best estimate. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings. Equinor is actively pursuing the above disputes through the contractual and legal means available in each case, but the timing of the ultimate resolutions and related cash flows, if any, cannot at present be determined with sufficient reliability.

Provisions related to claims other than those related to income tax are reflected within note 23 Provisions and other liabilities. Uncertain income tax related liabilities are reflected as current tax payables or deferred tax liabilities as appropriate, while uncertain tax assets are reflected as current or deferred tax assets.

Note 27. Related parties

Transactions with the Norwegian State
The Norwegian State is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of

31 December 2023, the Norwegian State had an ownership interest in Equinor of 67.0% (excluding Folketrygdfondet, the Norwegian national insurance fund, of 3.6%). This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

For accounting policies and accounting judgement related to transactions with the Norwegian State, see note 7 Total revenues and other income. Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD 10.1 billion, USD 12.6 billion and USD 9.6 billion in 2023, 2022 and 2021, respectively. Payables to equity accounted associated companies and other related parties specified in note 24 Trade and other payables are mostly related to these purchases, and is included in the below table within Trade, other payables and provisions. In addition, Equinor sells in its own name, but for the Norwegian State's account and risk, the Norwegian State's gas production.

Trade and other receivables include a receivable from the Norwegian State under the Marketing Instruction in relation to the state's (SDFI) participation in the gas sales activities of a foreign subsidiary of Equinor, estimated at USD 0.1 billion. At year-end 2022, the corresponding estimated amount of USD 1.5 billion was classified as a non-current item and included within Prepayments and financial receivables. The decrease is mainly related to reduced cost price for gas storage volume and realised gains in the period. A corresponding non-current liability of USD 0.1 billion has been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary, and is included within Provisions and other liabilities in the below table. The estimated total non-current liabilities to SDFI amount to USD 0.8 billion at 31 December 2023 (USD 2.1 billion at year end 2022).

In addition, the line-item Finance debt, which form part of the sub-total Total current liabilities, includes a liability of USD 0.9 billion to SDFI due to cash received for collateral deposits requirement (0 at year end 2022).

Transactions with the Norwegian State related to Equinor's share buy-back programme are presented in note 20 Shareholders' equity, capital distribution and earnings per share.

Other transactions
In its ordinary business operations, Equinor enters into contracts such as pipeline transport, gas storage and processing of petroleum products, with companies in which Equinor has ownership interests.

Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity under common control by the Norwegian Ministry of Energy. Gassco's activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Equinor payments that flowed through Gassco in this respect amounted to USD 1.0 billion in 2023, USD 1.2 billion and USD 1.0 billion in 2022 and 2021 respectively. The stated amounts represent Equinor's capacity payment net of Equinor's own ownership interests in Gassco operated infrastructure. In addition, Equinor manages, in its own name, but for the Norwegian State's account and risk, the Norwegian State's share of the Gassco costs. These transactions are presented net.

Equinor has had transactions with other associated companies and joint ventures in the course of its ordinary business, for which amounts have not been disclosed due to materiality. In addition, Equinor has had transactions with joint operations and similar arrangements where Equinor is operator. Indirect operating expenses incurred as operator are charged to the joint operation or similar arrangement based on the "no-gain/no-loss" principle.

Related party transactions with management are presented in note 8 Salaries and personnel expenses. Related party transactions due to Equinor's share buy-back programme are presented in note 20 Shareholders' equity, capital distribution and earnings per share. Outstanding balances to related parties split on SDFI and other related parties are presented in the below table. All related party transactions are carried out on market terms.

At 31 December 2023 (in USD million)	Norwegian State's Direct Financial Interests	Equity accounted associated companies and other related parties	Third parties	Total amount
Assets				
Prepayments and financial receivables	-	103	1,188	1,291
Trade and other receivables	1,007	49	15,877	16,933
Liabilities				
Non-current provisions and other liabilities	850	-	14,454	15,304
Trade, other payables and provisions	1,195	47	10,629	11,871
Current finance debt	893	-	5,103	5,996

At 31 December 2022 (in USD million)	Norwegian State's Direct Financial Interests	Equity accounted associated companies and other related parties	Third parties	Total amount
Assets				
Prepayments and financial receivables	1,461	61	541	2,063
Trade and other receivables	1,103	173	21,176	22,452
Liabilities				
Non-current provisions and other liabilities	2,072	-	13,561	15,633
Trade, other payables and provisions	1,419	60	11,873	13,352
Current finance debt	-	-	4,359	4,359

Note 28. Financial instruments and fair value measurement

Accounting policies

Financial assets

Financial assets are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the asset.

Short-term highly liquid investments with original maturity exceeding 3 months are classified as current financial investments. Current financial investments are primarily accounted for at amortised cost.

Trade receivables are carried at the original invoice amount less a provision for doubtful receivables which represent expected losses computed on a probability-weighted basis.

A part of Equinor's financial investments is managed together as an investment portfolio of Equinor's captive insurance company and is held in order to comply with specific regulations for capital retention. The investment portfolio is managed and evaluated on a fair value basis in accordance with an investment strategy and is accounted for at fair value through profit or loss.

Financial assets are presented as current if they contractually will expire or otherwise are expected to be recovered within 12 months after the balance sheet date, or if they are held for the purpose of being traded. Financial assets and financial liabilities are shown separately in the Consolidated balance sheet, unless Equinor has both a legal right and a demonstrable intention to net settle certain balances payable to and receivable from the same counterparty.

Gains and losses arising on the sale, settlement or cancellation of financial assets are recognised within Net financial items.

Financial liabilities

Financial liabilities are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the liability. The subsequent measurement of financial liabilities is either as financial liabilities at fair value through profit or loss or financial liabilities measured at amortised cost using the effective interest method, depending on classification. The latter applies to Equinor's non-current bank loans and bonds.

Financial liabilities are presented as current if the liability is expected to be settled as part of Equinor's normal operating cycle, the liability is due to be settled within 12 months after the balance sheet date, Equinor does not have the right to defer settlement of the liability more than 12 months after the balance sheet date, or if the liabilities are held for the purpose of being traded.

Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognised within Net financial items.

Derivative financial instruments

Equinor uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit and loss. The impact of commodity-based derivative financial instruments is recognised in the Consolidated statement of income as part of Revenues, as such derivative instruments are related to sales contracts or revenue-related risk management for all significant purposes. The impact of other derivative financial instruments is reflected under Net financial items.

Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivative assets or liabilities expected to be settled, or with the legal right to be settled more than 12 months after the balance sheet date, are classified as non-current. Derivative financial instruments held for the purpose of being traded are however always classified as current.

Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument are accounted for as financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Equinor's expected purchase, sale or usage requirements, also referred to as own-use, are not accounted for as financial instruments. Such sales and purchases of physical commodity volumes and power are reflected in the Consolidated statement of income as Revenue from contracts with customers and Purchases [net of inventory variation], respectively. This is applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas, as well as for some contracts for the purchase or sale of power.

For contracts to sell a non-financial item that can be settled net in cash, but which ultimately are physically settled despite not qualifying as own use prior to settlement, the changes in fair value are included in Gain/loss on commodity derivatives. When these derivatives are physically settled, the previously recognised unrealised gain/loss is included in Physically settled commodity derivatives. Both these elements are included as part of Revenues. The physical deliveries made through such contracts are included in Revenue from contracts with customers at contract price.

Derivatives embedded in host contracts which are not financial assets within the scope of IFRS 9 are recognised as separate derivatives and are reflected at fair value with subsequent changes through profit and loss, when their risks and economic characteristics are not closely related to those of the host contracts, and the host contracts are not carried at fair value. Where there is an active market for a commodity or other non-financial item referenced in a purchase or sale contract, a pricing formula will, for instance, be considered to be closely related to the host purchase or sales contract if the price formula is based on the active market in question. A price formula with indexation to other markets or products will however result in the recognition of a separate derivative. In Equinor, this mainly relates to certain natural gas sales contracts where the pricing formula references power.

Financial instruments by category

The following tables present Equinor's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments. For financial investments, the difference between measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value. See note 21 Finance debt for fair value information of non-current bonds and bank loans.

At 31 December 2023 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
Assets					
Non-current derivative financial instruments			559		559
Non-current financial investments	16	75	3,366		3,441
Prepayments and financial receivables	16	341		950	1,291
Trade and other receivables	18	16,193		740	16,933
Current derivative financial instruments			1,378		1,378
Current financial investments	16	28,822	402		29,224
Cash and cash equivalents	19	7,767	1,875		9,641
Total		53,198	7,580	1,690	62,467

At 31 December 2022 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
Assets					
Non-current derivative financial instruments			691		691
Non-current financial investments	16	117	2,616		2,733
Prepayments and financial receivables	16	1,658		404	2,063
Trade and other receivables	18	21,611		841	22,452
Current derivative financial instruments			4,039		4,039
Current financial investments	16	29,577	300		29,876
Cash and cash equivalents	19	12,473	3,106		15,579
Total		65,436	10,752	1,245	77,433

At 31 December 2023 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
Liabilities					
Non-current finance debt	21	22,230			22,230
Non-current derivative financial instruments			1,795		1,795
Trade, other payables and provisions	24	11,052		819	11,870
Current finance debt	21	5,996			5,996
Dividend payable		2,649			2,649
Current derivative financial instruments			1,619		1,619
Total		41,927	3,414	819	46,159

At 31 December 2022 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
Liabilities					
Non-current finance debt	21	24,141			24,141
Non-current derivative financial instruments			2,376		2,376
Trade, other payables and provisions	24	12,449		903	13,352
Current finance debt	21	4,359			4,359
Dividend payable		2,808			2,808
Current derivative financial instruments			4,106		4,106
Total		43,757	6,482	903	51,142

Measurement of fair values

Quoted prices in active markets represent the best evidence of fair value and are used by Equinor in determining the fair values of assets and liabilities to the extent possible. Financial instruments quoted in active markets will typically include financial instruments with quoted market prices obtained from the relevant exchanges or clearing houses. The fair values of quoted financial assets, financial liabilities and derivative instruments are determined by reference to mid-market prices, at the close of business on the balance sheet date.

Where there is no active market, fair value is determined using valuation techniques. These include using recent arm's-length market transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and pricing models and related internal assumptions. In the valuation techniques, Equinor also takes into consideration the counterparty and its own credit risk. This is either reflected in the discount rate used or through direct adjustments to the calculated cash flows. Consequently, where Equinor reflects elements of long-term physical delivery commodity contracts at fair value, such fair value estimates to the extent possible are based on quoted forward prices in the market and underlying indexes in the contracts, as well as assumptions of forward prices and margins where observable market prices are not available. Similarly, the fair values of interest and currency swaps are estimated based on relevant quotes from active markets, quotes of comparable instruments, and other appropriate valuation techniques.

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Equinor's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value
At 31 December 2023								
Level 1	1,294	0	-	6		0	-	1,300
Level 2	1,528	104	402	1,195	1,875	(1,754)	(1,577)	1,773
Level 3	543	455		177		(42)	(41)	1,092
Total fair value	3,366	559	402	1,378	1,875	(1,795)	(1,619)	4,166
At 31 December 2022								
Level 1	903	-	-	25		-	(60)	868
Level 2	1,222	97	300	3,722	3,106	(2,352)	(3,952)	2,143
Level 3	491	594		292		(24)	(94)	1,259
Total fair value	2,616	691	300	4,039	3,106	(2,376)	(4,106)	4,270

Level 1, fair value based on prices quoted in an active market for identical assets or liabilities, includes financial instruments actively traded and for which the values recognised in the Consolidated balance sheet are determined based on observable prices on identical instruments. For Equinor this category will, in most cases, only be relevant for investments in listed equity securities and government bonds.

Level 2, fair value based on inputs other than quoted prices included within level 1, which are derived from observable market transactions, includes Equinor's non-standardised contracts for which fair values are determined on the basis of price inputs from observable market transactions. This will typically be when Equinor uses forward prices on crude oil, natural gas, interest rates and foreign currency exchange rates as inputs to the valuation models to determine the fair value of it derivative financial instruments.

Level 3, fair value based on unobservable inputs, includes financial instruments for which fair values are determined on the basis of input and assumptions that are not from observable market transactions. The fair values presented in this category are mainly based on internal assumptions. The internal assumptions are only used in the absence of quoted prices from an active market or other observable price inputs for the financial instruments subject to the valuation.

The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could have been applied when determining the fair value of these contracts, would be to extrapolate the last observable forward prices with inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD 0.3 billion at end of 2023, while at end of 2022 the increase in fair value was approximately USD 0.5 billion.

During 2023 the financial instruments within level 3 have had a net decrease in fair value of USD 167 million, of which a loss of USD 191 million was recognised in the Consolidated statement of income, mainly due to changes in fair value of certain embedded derivatives and earn-out agreements. During 2022, the same financial instruments had a net increase in fair value of USD 416 million, of which a gain of USD 370 million was recognized in the Consolidated statement of income.

Note 29. Subsequent events

Swap of US Offshore Wind assets

In January 2024, Equinor entered into a swap agreement with bp. Equinor will acquire bp's 50% share and take full ownership of Empire Offshore Wind Holdings LLC, including the Empire Wind lease and projects, while bp will acquire Equinor's 50% share and take full ownership of Beacon Wind Holdings LLC, including the Beacon Wind lease and projects. It is anticipated that Equinor will consolidate Empire Wind and derecognise its 50% share of Beacon Wind in the first quarter of 2024. Equinor will also acquire bp's 50% interest in the South Brooklyn Marine Terminal (SBMT) lease. The transaction, pending regulatory approvals, is anticipated to be cash neutral, with the exception of standard cash and working capital settlements and will be recognised in the REN segment.

4.2 Parent company financial statements

Statement of income Equinor ASA 229
Statement of comprehensive income Equinor ASA 230
Balance sheet Equinor ASA 231
Statement of cash flows Equinor ASA 232

Notes to the Financial statements Equinor ASA 233
Note 1. Organisation and material accounting policies 233
Note 2. Financial risk management and measurement of financial instruments 234
Note 3. Revenues 238
Note 4. Salaries and personnel expenses 238
Note 5. Share-based compensation 239
Note 6. Auditor's remuneration 239
Note 7. Financial items 240
Note 8. Income taxes 241
Note 9. Property, plant and equipment 242
Note 10. Investments in subsidiaries and other equity accounted companies 243
Note 11. Financial assets and liabilities 245
Note 12. Inventories 246
Note 13. Trade and other receivables 246
Note 14. Cash and cash equivalents 247
Note 15. Equity and shareholders 247
Note 16. Finance debt 249
Note 17. Pensions 250
Note 18. Provisions and other liabilities 251
Note 19. Trade, other payables and provisions 251
Note 20. Leases 252
Note 21. Other commitments, contingent liabilities and contingent assets 253
Note 22. Related parties 254

STATEMENT OF INCOME EQUINOR ASA

		Full year	
(in USD million)	**Note**	**2023**	**2022**
Revenues	3	**62,286**	68,154
Net income/(loss) from subsidiaries and other equity accounted investments	10	**10,056**	28,630
Other income		**100**	0
Total revenues and other income		**72,442**	96,784
Purchases [net of inventory variation]		**(58,195)**	(64,932)
Operating expenses		**(2,522)**	(2,499)
Selling, general and administrative expenses		**(390)**	(342)
Depreciation, amortisation and net impairment	9	**(664)**	(623)
Exploration expenses		**(13)**	(23)
Total operating expenses		**(61,784)**	(68,419)
Net operating income/(loss)		**10,658**	28,365
Interest income and other financial income	7	**3,746**	2,178
Interest expenses and other financial expenses	7	**(3,084)**	(1,889)
Other financial items	7	**980**	(1,176)
Net financial items		**1,641**	(888)
Income/(loss) before tax		**12,299**	27,477
Income tax	8	**(618)**	68
Net income/(loss)		**11,681**	27,546

STATEMENT OF COMPREHENSIVE INCOME EQUINOR ASA

		Full year	
(in USD million)	**Note**	**2023**	**2022**
Net income/(loss)		**11,681**	27,546
Actuarial gains/(losses) on defined benefit pension plans		**(276)**	461
Income tax effect on income and expense recognised in OCI[1]		**66**	(105)
Items that will not be reclassified to the Statement of income	17	**(211)**	356
Foreign currency translation effects		**(378)**	(2,389)
Share of OCI from equity accounted investments	10	**(113)**	424
Items that may subsequently be reclassified to the Statement of income		**(491)**	(1,965)
Other comprehensive income/(loss)		**(702)**	(1,609)
Total comprehensive income/(loss)		**10,979**	25,937
Attributable to the equity holders of the company		**10,979**	25,937

1) Other Comprehensive Income (OCI).

BALANCE SHEET EQUINOR ASA

(in USD million)	Note	At 31 December 2023	2022
ASSETS			
Property, plant and equipment	9, 20	**1,820**	2,021
Intangible assets		**15**	4
Investments in subsidiaries and other equity accounted companies	10	**49,408**	50,548
Deferred tax assets	8	**1,144**	1,354
Pension assets	17	**1,234**	1,163
Derivative financial instruments	2	**91**	95
Financial investments	2	**208**	166
Prepayments and financial receivables		**612**	1,838
Receivables from subsidiaries and other equity accounted companies	11	**14,642**	19,129
Total non-current assets		**69,175**	76,319
Inventories	12	**1,580**	1,771
Trade and other receivables	13	**11,064**	14,190
Receivables from subsidiaries and other equity accounted companies	11	**10,084**	26,413
Derivative financial instruments	2	**424**	979
Financial investments	11	**28,706**	29,466
Cash and cash equivalents	14	**6,187**	10,204
Total current assets		**58,045**	83,023
Total assets		**127,220**	159,342

(in USD million)	Note	At 31 December 2023	2022
EQUITY AND LIABILITIES			
Share capital		**1,101**	1,142
Reserves for valuation variances		**7,975**	8,705
Reserves for unrealised gains		**469**	131
Retained earnings		**36,628**	40,936
Total equity	15	**46,173**	50,914
Finance debt	16	**22,051**	24,141
Lease liabilities	20	**1,074**	1,269
Liabilities to subsidiaries and other equity accounted companies		**515**	315
Pension liabilities	17	**3,909**	3,656
Provisions and other liabilities	18	**384**	1,841
Derivative financial instruments	2	**1,795**	2,376
Total non-current liabilities		**29,729**	33,598
Trade, other payables and provisions	19	**5,207**	4,037
Current tax payable		**180**	255
Finance debt	16	**5,488**	2,786
Lease liabilities	20	**546**	528
Dividends payable	15	**4,698**	5,608
Liabilities to subsidiaries and other equity accounted companies	11	**33,954**	59,587
Derivative financial instruments	2	**1,245**	2,029
Total current liabilities		**51,319**	74,830
Total liabilities		**81,047**	108,428
Total equity and liabilities		**127,220**	159,342

STATEMENT OF CASH FLOWS EQUINOR ASA

(in USD million)	Note	Full year 2023	Full year 2022
Income/(loss) before tax		**12,299**	27,477
Depreciation, amortisation and net impairment	9	**664**	623
(Gains)/losses on foreign currency transactions and balances		**(615)**	(756)
(Gains)/losses on sale of assets and businesses	10	**258**	0
(Income)/loss from equity accounted subsidiaries and investments[1]		**17,702**	(20,758)
(Increase)/decrease in other items related to operating activities		**(1,020)**	(321)
(Increase)/decrease in net derivative financial instruments	2	**(185)**	561
Interest received		**2,375**	1,059
Interest paid		**(2,977)**	(1,763)
Cash flows provided by operating activities before taxes paid and working capital items		**28,500**	6,122
Taxes paid		**(225)**	135
(Increase)/decrease in working capital		**1,127**	2,665
Cash flows provided by operating activities		**29,401**	8,923
Capital expenditures and investments	9, 10	**(2,294)**	(5,823)
(Increase)/decrease in financial investments		**1,116**	(9,937)
(Increase)/decrease in derivative financial instruments		**(1,324)**	1,930
(Increase)/decrease in other interest-bearing items		**(129)**	8
(Increase)/decrease in financial receivables from group companies		**3,778**	4,553
Proceeds from sale of assets and businesses and capital contribution received		**1,677**	202
Cash flows provided by/(used in) investing activities		**2,825**	(9,069)
Repayment of finance debt	16	**(2,556)**	(250)
Repayment of lease liabilities	20	**(567)**	(588)
Dividends paid	15	**(10,906)**	(5,380)
Share buy-back	15	**(5,589)**	(3,315)
Net current finance debt and other financing activities		**3,240**	(5,690)
Increase/(decrease) in financial receivables and payables to/from subsidiaries[2]		**(19,732)**	16,431
Cash flows provided by/(used in) financing activities		**(36,109)**	1,208
Net increase/(decrease) in cash and cash equivalents		**(3,882)**	1,062
Foreign currency translation effects		**(135)**	(1,568)
Cash and cash equivalents at the beginning of the period (net of overdraft)	14	**10,204**	10,710
Cash and cash equivalents at the end of the period (net of overdraft)[3]	14	**6,187**	10,204

1) The line includes dividend from Equinor Energy AS of USD 25,954 million in 2023 and USD 6,807 million in 2022.
2) Mainly deposits in Equinor group's internal bank arrangement.
3) At 31 December 2023 and 2022 cash and cash equivalents net overdraft were zero.

NOTES TO THE FINANCIAL STATEMENTS EQUINOR ASA

Note 1. Organisation and material accounting policies

Equinor ASA ("the company") is the parent company of the Equinor Group (Equinor), consisting of Equinor ASA and its subsidiaries. Equinor ASA's main activities include shareholding in group companies, group management, corporate functions and group financing. Equinor ASA also carries out activities related to external sales of oil and gas products, purchased externally or from group companies, including related refinery and transportation activities. Reference is made to disclosure note 1 Organisation in Equinor's Consolidated financial statements.

The financial statements of Equinor ASA have been prepared in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act and regulations regarding simplified application of international accounting standards issued by the Norwegian Ministry of Finance on 7 February 2022. The presentation currency of Equinor ASA is US dollar (USD), consistent with the presentation currency for the group financial statements and with the company's functional currency.

Equinor ASA's financial statements should be read in connection with the Consolidated financial statements of Equinor, published together with these financial statements. With the exceptions described below, Equinor ASA applies the accounting policies of the group, as described in Equinor's Consolidated financial statements.

Subsidiaries, associated companies and joint ventures
Shareholdings and interests in subsidiaries and associated companies (companies in which Equinor ASA does not have control, or joint control, but has the ability to exercise significant influence over operating and financial policies, generally when the ownership share is between 20% and 50%), as well as Equinor ASA's participation in joint arrangements that are joint ventures, are accounted for using the equity method. Under the equity method, the investment is carried on the balance sheet at cost plus post-acquisition changes in Equinor ASA's share of net assets of the entity, less distribution received and less any impairment in value of the investment. Goodwill may arise as the surplus of the cost of investment over Equinor ASA's share of the net fair value of the identifiable assets and liabilities of the subsidiary, joint venture or associate. Goodwill included in the balance sheets of subsidiaries and associated companies is tested for impairment as part of the related investment in the subsidiary or associated company. The Statement of income reflects Equinor ASA's share of the results after tax of an equity-accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity-accounted entity's assets based on their fair values at the date of acquisition in situations where Equinor ASA has not been the owner since the establishment of the entity. Equinor also reflects its share of the investment's other comprehensive income (OCI) arisen after the acquisition. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as these investments in other companies engaged in energy-related business activities are considered part of Equinor ASA's main operating activities.

Within Equinor ASA's equity, a reserve for valuation variances has been established. All positive differences between the equity accounted investments' carrying value and the acquisition cost are allocated to this reserve.

Expenses related to the Equinor group as operator of joint operations and similar arrangements (licences)
Indirect operating expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on hours incurred cost basis to Equinor Energy AS, to other group companies and to licences where Equinor Energy AS or other group companies are operators. Costs allocated in this manner reduce the expenses in the company's statement of income, with the exception of operating subleases and cost recharges related to lease liabilities being recognised gross, which are presented as revenues in Equinor ASA.

Asset transfers between the company and its subsidiaries
Transfers of assets and liabilities between the company and the entities that it directly or indirectly controls are accounted for at the carrying amounts (continuity) of the assets and liabilities transferred, when the transfer is part of a reorganisation within the Equinor group.

Embedded derivatives
Embedded derivatives within sales or purchase contracts between Equinor ASA and other companies within the Equinor group are not separated from the host contract.

Dividends payable and group contributions
Dividends are reflected as Dividends payable within current liabilities. Group contributions for the year to other entities within Equinor's Norwegian tax group are reflected in the balance sheet as current liabilities within Liabilities to group companies. Under simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act the presentation of dividends payable and group contributions payable differs from the presentation under IFRS Accounting Standards, as it also includes dividends and group contributions payable which at the date of the balance sheet is subject to a future annual general meeting approval before distribution.

Reserves for unrealised gains
Reserves for unrealised gains included within the company's equity consists of accumulated unrealised gains on non-exchange traded financial instruments and accumulated positive fair value changes from embedded derivatives.

Note 2. Financial risk management and measurement of financial instruments

General information relevant to financial risks

Equinor ASA's activities expose the company to market risk, liquidity risk and credit risk. The management of such risks does not substantially differ from the Group's. See note 4 Financial risk and capital management in the Consolidated financial statements.

Measurement of financial instruments by categories

The following tables present Equinor ASA's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments. For financial investments, the difference between measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and payables and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value.

See note 21 Finance debt in the Consolidated financial statements for fair value information of non-current bonds and bank loans and note 28 Financial instruments and fair value measurement in the Consolidated financial statements where fair value measurement is explained in detail.

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2023					
Assets					
Non-current derivative financial instruments			91		91
Non-current financial investments			208		208
Prepayments and financial receivables		201		411	612
Receivables from subsidiaries and other equity accounted companies	11	14,163		479	14,642
			z		
Trade and other receivables	13	10,884		180	11,064
Receivables from subsidiaries and other equity accounted companies	11	10,036		48	10,084
Current derivative financial instruments			424		424
Current financial investments	11	28,706			28,706
Cash and cash equivalents	14	4,312	1,875		6,187
Total financial assets		68,302	2,598	1,119	72,018

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2022					
Assets					
Non-current derivative financial instruments			95		95
Non-current financial investments			166		166
Prepayments and financial receivables		1,645		193	1,838
Receivables from subsidiaries and other equity accounted companies	11	18,563		566	19,129
Trade and other receivables	13	13,963		227	14,190
Receivables from subsidiaries and other equity accounted companies	11	26,363		50	26,413
Current derivative financial instruments			979		979
Current financial investments	11	29,466			29,466
Cash and cash equivalents	14	7,098	3,106		10,204
Total financial assets		97,098	4,346	1,037	102,481

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2023					
Liabilities					
Non-current finance debt	16	22,051			22,051
Liabilities to subsidiaries and other equity accounted companies		27		488	515
Non-current derivative financial instruments			1,795		1,795
Trade and other payables	19	5,114		93	5,207
Current finance debt	16	5,488			5,488
Dividends payable		4,698			4,698
Liabilities to subsidiaries and other equity accounted companies	11	33,954			33,954
Current derivative financial instruments			1,245		1,245
Total financial liabilities		71,332	3,041	581	74,953

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2022					
Liabilities					
Non-current finance debt	16	24,141			24,141
Liabilities to subsidiaries and other equity accounted companies		25		291	315
Non-current derivative financial instruments			2,376		2,376
Trade and other payables	19	3,707		329	4,037
Current finance debt	16	2,786			2,786
Dividends payable		5,608			5,608
Liabilities to subsidiaries and other equity accounted companies	11	59,587			59,587
Current derivative financial instruments			2,029		2,029
Total financial liabilities		95,854	4,405	620	100,879

Financial instruments recognised at fair value through profit or loss, with a net fair value of negative USD 442 million in 2023 and negative USD 59 million in 2022, are mainly classified within Level 1 and Level 2 categories in the Fair Value hierarchy.

The following table contains the estimated fair values of Equinor ASA's derivative financial instruments split by type.

(in USD million)	Fair value of assets	Fair value of liabilities	Net fair value
At 31 December 2023			
Foreign currency instruments	130	(478)	(348)
Interest rate instruments	81	(1,761)	(1,679)
Crude oil and refined products	52	(19)	33
Natural gas and electricity	251	(783)	(531)
Total fair value	515	(3,041)	(2,526)
At 31 December 2022			
Foreign currency instruments	82	(595)	(514)
Interest rate instruments	56	(2,418)	(2,362)
Crude oil and refined products	31	(12)	19
Natural gas and electricity	905	(1,380)	(475)
Total fair value	1,074	(4,405)	(3,331)

Sensitivity analysis of market risk

Commodity price risk

Equinor ASA's assets and liabilities resulting from commodity based derivative contracts consist of both exchange traded and non-exchange traded instruments mainly in crude oil, refined products and natural gas.

Price risk sensitivities at the end of 2023 and 2022 at 30% are assumed to represent a reasonably possible change based on the duration of the derivatives.

	At 31 December			
	2023		2022	
(in USD million)	- 30%	+ 30%	- 30%	+ 30%
Crude oil and refined products net gains/(losses)	222	(222)	342	(342)
Natural gas and electricity net gains/(losses)	63	(63)	530	(530)

Currency risk

The following currency risk sensitivity has been calculated by assuming a 11% reasonable possible change in the main foreign currency exchange rates that impact Equinor ASA's financial accounts, based on balances at 31 December 2023. At 31 December 2022, a change of 12% in the most relevant foreign currency exchange rates was viewed as a reasonable possible change. With reference to the table below, a negative figure represents a negative equity impact / loss, while a positive figure represents a positive equity impact / gain.

The currency risk sensitivity of Equinor ASA mainly differs from that of the Group due to interest-bearing receivables and liabilities from/to subsidiaries. For more detailed information about these receivables and liabilities, see note 11 Financial assets and liabilities.

Currency risk sensitivity

(in USD million)	At 31 December 2023 NOK	EUR	GBP	BRL
Impact from an 11% strengthening of given currency vs USD on:				
Shareholders equity through OCI	816	406	903	47
Shareholders equity through P&L	376	(418)	(88)	600
Impact from an 11% weakening of given currency vs USD on:				
Shareholders equity through OCI	(816)	(406)	(903)	(47)
Shareholders equity through P&L	(376)	418	88	(600)

Currency risk sensitivity

(in USD million)	At 31 December 2022 NOK	EUR	GBP	BRL
Impact from an 12% strengthening of given currency vs USD on:				
Shareholders equity through OCI	2,761	837	750	6
Shareholders equity through P&L	(189)	(259)	(95)	519
Impact from an 12% weakening of given currency vs USD on:				
Shareholders equity through OCI	(2,761)	(837)	(750)	(6)
Shareholders equity through P&L	189	259	95	(519)

Interest rate risk

The following interest rate risk sensitivity has been calculated by assuming a change of 1.3 percentage points as a reasonable possible change in interest rates at the end of 2023. A change of 1.2 percentage points in interest rates was viewed as a reasonable possible change in 2022. The estimated gains following from a decrease in the interest rates and the estimated losses following from an interest rate increase would impact the company's statement of income.

Interest risk sensitivity

	At 31 December			
	2023		2022	
(in USD million)	- 1.3 percentage points sensitivity	+ 1.3 percentage points sensitivity	- 1.2 percentage points sensitivity	+ 1.2 percentage points sensitivity
Positive/(negative) impact on net financial items	569	(569)	795	(795)

Note 3. Revenues

	Full year	
(in USD million)	2023	2022
Revenues third party	61,050	65,386
Intercompany revenues	1,236	2,768
Revenues	62,286	68,154

Note 4. Salaries and personnel expenses

Equinor ASA remuneration

(amounts in USD million)	2023	2022
Salaries[1]	2,360	2,428
Pension cost[2]	374	416
Payroll tax	415	357
Other compensations and social costs	312	266
Total remuneration	3,462	3,467
Average number of employees[3]	19,700	18,700

1) Salaries include bonuses and expatriate costs in addition to base pay.
2) See note 17 Pensions.
3) Part time employees amount to 2% for both 2023 and 2022.

Total payroll expenses are accumulated in cost-pools and charged to partners of Equinor operated licences and group companies on an hours incurred basis. For further information see note 22 Related parties.

Compensation to and share ownership of the board of directors (BoD), the corporate executive committee (CEC) and the corporate assembly
Compensation to the BoD during 2023 was USD 0.8 million and the total share ownership of the members of the BoD at the end of the year was 15,270 shares. Compensation to the CEC during 2023 was USD 10,5 million and the total share ownership of the members of the CEC at the end of the year was 288,672 shares.

Compensation to the corporate assembly during 2023 was USD 0,1 million and the total share ownership of the members of the corporate assembly at the end of the year was 18,794 shares.

At 31 December 2023 and 2022 there are no loans to the members of the BoD or the CEC.

The 2023 remuneration report for the CEC, BoD and the corporate assembly is available at Equinor.com/Reports. The 2021 executive remuneration policy is applicable for 2023 and is included as an Appendix to the 2023 remuneration report.

Severance pay arrangements

The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months´ salary, commencing after the six months´ notice period, when the resignation is requested by the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued, and the executive vice president gives notice pursuant to a written agreement with the company. Any other payment earned by the executive vice president during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the executive vice president has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

The chief executive officer´s/executive vice president´s own notice will not instigate any severance payment.

Note 5. Share-based compensation

Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions. If the shares are kept for two full calendar years of continued employment, following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Equinor ASA for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 69 million in 2023, and USD 77 million in 2022. For the 2024 programme (granted in 2023), the estimated compensation expense is USD 74 million. At 31 December 2023, the amount of compensation cost yet to be expensed throughout the vesting period is USD 157 million.

Note 6. Auditor´s remuneration

Auditor's remuneration

(in USD million, excluding VAT)	2023	2022
Audit fee	5.9	5.1
Audit related fee	0.4	0.5
Total remuneration	6.3	5.6

There are no fees incurred related to tax advice or other services.

Note 7. Financial items

	Full year	
(in USD million)	**2023**	**2022**
Foreign currency exchange gains/(losses) derivative financial instruments	(1,427)	809
Other foreign currency exchange gains/(losses)	2,042	(53)
Net foreign currency exchange gains/(losses)	615	756
Interest income from group companies	1,617	1,218
Interest income other current financial assets and other financial items	2,129	960
Interest income and other financial income	3,746	2,178
Gains/(losses) financial investments	14	(187)
Gains/(losses) other derivative financial instruments	351	(1,745)
Interest expense to group companies	(1,541)	(710)
Interest expense non-current finance debt and lease liabilities	(1,333)	(1,069)
Interest expense current financial liabilities and other financial expenses	(211)	(110)
Interest expenses and other financial expenses	(3,084)	(1,889)
Net financial items	1,641	(888)

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss category and the amortised cost category. For more information about financial instruments by category see note 2 Financial risk management and measurement of financial instruments.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a fair value gain from derivatives related to non-current debt of USD 316 million in 2023 and a loss of USD 691 million in 2022.

Interest income other current financial assets and other financial items includes interest income related to balances at amortised cost of USD 1,646 million and USD 404 million for 2023 and 2022, respectively.

Gains/(losses) financial investments include a net gain of USD 14 million in 2023 and a net loss of USD 194 million and 2022, from non-current financial investments in the fair value through profit and loss category.

Gains/(losses) other derivative financial instruments primarily includes fair value changes from interest rate related derivatives. For 2023, a gain of USD 332 million is included, compared to a loss of USD 1,760 million in 2022.

Interest expense non-current finance debt and lease liabilities primarily includes two items; interest expense on financial liabilities at amortised cost (USD 856 million and USD 912 million for 2023 and 2022, respectively), and net interest on related derivatives at fair value through profit or loss (net interest expense of USD 405 million and USD 111 million, for 2023 and 2022, respectively).

Note 8. Income taxes

Income tax

(in USD million)	Full year 2023	Full year 2022
Current taxes	(349)	(233)
Change in deferred tax	(269)	301
Income tax	(618)	68

Reconciliation of Norwegian statutory tax rate to effective tax rate

(in USD million)	Full year 2023	Full year 2022
Income/(loss) before tax	12,299	27,477
Nominal tax rate[1]	(2,706)	(6,045)
Tax effect of:		
Permanent differences caused by NOK being the tax currency	(136)	50
Tax effect of permanent differences related to equity accounted companies	2,411	6,289
Other permanent differences	29	(36)
Income tax prior years	(109)	(16)
Other	(107)	(172)
Income tax	(618)	68
Effective tax rate	5.0%	(0.2%)

1) Statutory tax rate is 22% for 2023 and 2022.

Significant components of deferred tax assets and liabilities were as follows:

(in USD million)	At 31 December 2023	At 31 December 2022
Deferred tax assets		
Pensions	628	588
Derivatives	407	623
Lease liabilities	345	380
Other	118	157
Total deferred tax assets	1,498	1,749
Deferred tax liabilities		
Property, plant and equipment	354	394
Total deferred tax liabilities	354	394
Net deferred tax assets[1]	1,144	1,355

1) At 31 December 2023, Equinor ASA had recognised net deferred tax assets of USD 1,1 billion, as it is considered probable that taxable profit will be available to utilise the deferred tax assets.

Movement in deferred tax

(in USD million)	2023	2022
Deferred tax assets at 1 January	1,355	1,117
Charged to the Statement of income	(269)	301
Actuarial losses pension	59	(98)
Other	0	34
Deferred tax assets at 31 December	1,144	1,355

Note 9. Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Buildings and land	Other	Right of use assets[3]	Total
Cost at 1 January 2023	771	292	160	3,743	4,966
Additions and transfers	27	3	0	428	459
Disposals at cost	(2)	0	0	(372)	(375)
Cost at 31 December 2023	796	295	160	3,799	5,051
Accumulated depreciation and impairment at 1 January 2023	(722)	(170)	(154)	(1,899)	(2,945)
Depreciation	(27)	(12)	(1)	(620)	(660)
Accumulated depreciation and impairment on disposed assets	2	0	0	372	375
Accumulated depreciation and impairment at 31 December 2023	(746)	(183)	(155)	(2,147)	(3,230)
Carrying amount at 31 December 2023	50	113	5	1,652	1,820
Estimated useful lives (years)	3 - 10	10 - 33[1]		1 - 19[2]	

1) Land is not depreciated. Buildings include leasehold improvements.
2) Depreciation linearly over contract period.
3) Right of use assets as per 31 December 2023 consist of Vessels USD 884 million, Land and buildings USD 677 million and Storage facilities USD 92 million.

Note 10. Investments in subsidiaries and other equity accounted companies

2023 (in USD million)	Equinor Energy AS	Other equity accounted investments	Total
Investments at 1 January	26,652	23,896	50,548
Net income/(loss) from subsidiaries and other equity accounted investments	9,044	1,012	10,056
Increase/(decrease) in paid-in capital	0	2,249	2,249
Distributions	(9,208)	(3,055)	(12,263)
Share of OCI from equity accounted investments	0	(113)	(113)
Foreign currency translation effects	(1,397)	956	(441)
Divestment	0	(628)	(628)
Investments at 31 December	25,091	24,317	49,408

2022 (in USD million)	Equinor Energy AS	Other equity accounted investments	Total
Investments at 1 January	21,096	15,220	36,316
Net income/(loss) from subsidiaries and other equity accounted investments	24,754	3,876	28,630
Increase/(decrease) in paid-in capital	0	5,794	5,794
Distributions	(17,498)	(708)	(18,206)
Share of OCI from equity accounted investments	0	423	423
Foreign currency translation effects	(1,700)	(688)	(2,388)
Divestment	0	(20)	(20)
Investments at 31 December	26,652	23,896	50,548

The closing balance of investments at 31 December 2023 of USD 49,408 million consists of investments in subsidiaries amounting to USD 49,353 million and investments in other equity accounted companies amounting to USD 55 million. In 2022, the amounts were USD 50,483 million and USD 65 million respectively.

The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

In 2023, Net income/(loss) from subsidiaries and other equity accounted investments was impacted by a net impairment loss of USD 696 million after tax.

In 2022, Net income/(loss) from subsidiaries and other equity accounted investments was impacted by net impairment reversals of USD 1,241 million after tax mainly caused by increased price estimates partially offset by the effect from the decision to exit Russia which amounted to USD 994 million after tax.

Increase/(decrease) in paid-in capital in 2023 mainly consist of equity contribution from Equinor ASA to Equinor UK Limited of USD 1,566 million, Equinor New Energy AS of USD 255 million, Equinor Insurance AS of USD 210 million and Equinor Ventures AS of USD 196 million.

Increase/(decrease) in paid-in capital in 2022 mainly consist of equity contributions from Equinor ASA to Equinor Refining Norway AS of USD 4,145 million, Equinor New Energy AS of USD 974 million and Equinor UK Ltd of USD 629 million.

Distributions during 2023 consist of dividend from Equinor Energy AS of USD 9,190 million, change in group contributions from group companies related to previous years of USD 291 million and dividends from group companies of USD 2,782 million related to 2022.

Distributions during 2022 consist of dividend from Equinor Energy AS of USD 17,550 million related to 2022, change in group contributions from group companies related to previous years of USD 451 million and dividends from group companies of USD 1,107 million related to 2021.

The sale of Equinor Energy Ireland Limited was closed during 2023, and a loss of USD 258 million has been recognised and presented in the line item Operating expenses in the Statement of income.

The acquisition costs for investments in subsidiaries and other equity accounted companies were USD 41,432 million at 31 December 2023 and USD 41,843 million at 31 December 2022.

The following table shows significant subsidiaries and equity accounted companies directly held by Equinor ASA at 31 December 2023:

Name	Ownership share in %	Country of incorporation	Name	Ownership share in %	Country of incorporation
Equinor Angola Block 17 AS	100	Norway	Equinor New Energy AS	100	Norway
Equinor Apsheron AS	100	Norway	Equinor Refining Norway AS	100	Norway
Equinor Energy AS	100	Norway	Equinor UK Ltd.	100	United Kingdom
Equinor In Salah AS	100	Norway	Equinor Ventures AS	100	Norway
Equinor Insurance AS	100	Norway			

For Investments, voting rights correspond to ownership.

Note 11. Financial assets and liabilities

Non-current receivables from subsidiaries and other equity accounted companies

(in USD million)	At 31 December 2023	At 31 December 2022
Interest-bearing receivables from subsidiaries and other equity accounted companies	14,163	18,563
Non-interest-bearing receivables from subsidiaries	479	566
Receivables from subsidiaries and other equity accounted companies	14,642	19,129

Interest-bearing receivables from subsidiaries and other equity accounted companies are mainly related to Equinor Energy AS and Equinor Brasil Energia Ltda. The remaining amount on financial receivables interest bearing primarily relate to long-term funding of other subsidiaries.

Of the total interest-bearing non-current receivables at 31 December 2023 USD 2,434 million is due later than five years. USD 11,729 million is due within the next five years.

Current receivables from subsidiaries and other equity accounted companies include positive internal bank balances of USD 1,593 million at 31 December 2023. The corresponding amount was USD 332 million at 31 December 2022.

Current financial investments

(in USD million)	At 31 December 2023	At 31 December 2022
Time deposits	17,822	12,350
Interest-bearing securities	10,884	17,116
Financial investments	28,706	29,466

Interest bearing securities per debtor category

(in USD million)	At 31 December 2023	At 31 December 2022
Public Sector	1,405	2,982
Banks	5,820	9,280
Credit undertakings	593	1,048
Private Sector - Other	3,065	3,806
Total Interest-bearing securities	10,884	17,116

Current financial investments in Equinor ASA are accounted for at amortised cost. For more information about financial instruments by category, see note 2 Financial risk management and measurement of financial instruments.

In 2023, interest-bearing securities were split in the following currencies: NOK (44%), EUR (19%), SEK (15%), USD (11%), AUD (9%), and GBP (2%). Time deposits were split in EUR (47%), NOK (42%) and USD (11%). In 2022, interest-bearing securities were split in: EUR (32%), USD (27%), NOK (21%), SEK (11%), DKK (6%), GBP (2%) and AUD (1%) while time deposits were split in: EUR (48%), NOK (39%) and USD (13%).

Current liabilities to subsidiaries and other equity accounted companies

Liabilities to subsidiaries and other equity accounted companies of USD 33,954 million at 31 December 2023 and USD 59,587 million at 31 December 2022 mainly relates to Equinor group's internal bank arrangements.

Note 12. Inventories

	At 31 December	
(in USD million)	**2023**	**2022**
Crude oil	1,157	1,244
Petroleum products	417	505
Other	6	22
Inventories	1,580	1,771

Note 13. Trade and other receivables

	At 31 December	
(in USD million)	**2023**	**2022**
Trade receivables	7,371	10,624
Other receivables	3,693	3,566
Trade and other receivables	11,064	14,190

Other receivables mainly consist of collateral receivables. Total collateral receivables amount to USD 2,120 million in 2023 and USD 2,902 million in 2022. This is mainly related to cash paid as security for a portion of Equinor's credit exposure.

Note 14. Cash and cash equivalents

	At 31 December	
(in USD million)	**2023**	**2022**
Cash at banks	88	166
Time deposits	1,253	836
Money market funds	1,875	3,106
Interest-bearing securities	2,547	3,263
Collateral deposits	423	2,833
Cash and cash equivalents	6,187	10,204

Collateral deposits consist of restricted cash and cash equivalents pledged as collateral related to trading activities. Collateral deposits are related to certain requirements set out by exchanges where Equinor ASA is trading. The terms and conditions related to these requirements are determined by the respective exchanges.

Note 15. Equity and shareholders

Change in equity

(in USD million)	2023	2022
Shareholders´ equity at 1 January	50,914	37,428
Net income/(loss)	11,681	27,546
Actuarial gain/(loss) defined benefit pension plans	(211)	356
Foreign currency translation effects	(377)	(2,389)
Dividend	(10,032)	(9,061)
Share buy-back	(5,685)	(3,380)
Share of OCI from equity accounted investments	(113)	424
Value of stock compensation plan	(3)	(10)
Total equity at 31 December	46,173	50,914

The accumulated foreign currency translation effect as of 31 December 2023 decreased total equity by USD 3,831 million.

At 31 December 2022, the corresponding effect was a decrease in total equity of USD 3,453 million. The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

Common stock	**Number of shares**	**NOK per value**	**At 31 December 2023 Common stock**
Authorised and issued	3,003,104,605	2.50	7,507,761,512.50
Treasury shares/Share buy-back programme	(49,486,793)	2.50	(123,716,982.50)
Treasury shares/Share saving plan	(8,884,668)	2.50	(22,211,670.00)
Total outstanding shares	2,944,733,144	2.50	7,361,832,860.00

There is only one class of shares and all the shares have the same voting rights.

Share buy-back programme

Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors has, on a quarterly basis, decided on share buy-back tranches. The 2023 programme was up to USD 6 billion, including shares to be redeemed from the Norwegian State.

During 2023, four tranches of in total USD 6 billion were launched, including shares to be redeemed from the Norwegian State. The acquisition of the fourth tranche in the open market was finalised in January 2024. As of 31 December 2023, USD 410 million of the fourth tranche had been purchased in the open market, of which USD 388 million had been settled. Due to an irrevocable agreement with a third party, the remaining order of USD 162 million is accrued for and classified as Trade, other payables and provisions.

In order to maintain the Norwegian State's ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual general meeting on 10 May 2023. The liability to the Norwegian State of USD 3.705 billion (NOK 39.071 billion) was settled in June 2023.

Number of shares	2023	2022
Share buy-back programme at 1 January	42,619,172	13,460,292
Purchase	63,748,254	56,290,671
Cancellation	(56,880,633)	(27,131,791)
Share buy-back programme at 31 December	49,486,793	42,619,172

Employees' share saving plan

Number of shares	2023	2022
Share saving plan at 1 January	10,908,717	12,111,104
Purchase	2,204,207	2,127,172
Allocated to employees	(4,228,256)	(3,329,559)
Share saving plan at 31 December	8,884,668	10,908,717

In 2023 and 2022, treasury shares were purchased and allocated to employees participating in the share saving plan for USD 68 million and USD 72 million, respectively. For further information, see note 5 Share-based compensation.

For information regarding the 20 largest shareholders in Equinor ASA, please see Major shareholders in section 5.1 Shareholder information.

Note 16. Finance debt

Non-current finance debt

(in USD million)	At 31 December 2023	2022
Unsecured bonds	24,380	26,612
Unsecured loans	71	76
Total	24,451	26,688
Non-current finance debt due within one year	2,400	2,547
Non-current finance debt	22,051	24,141
Weighted average interest rate (%)	3.36	3.29

Equinor ASA uses currency swaps to manage foreign currency exchange risk on its non-current financial liabilities. For information about the Equinor Group and Equinor ASA´s interest rate risk management, see note 4 Financial risk and capital management in the Consolidated financial statements and note 2 Financial risk management and measurement of financial instruments in these financial statements.

No new bonds were issued in 2023.

Substantially all unsecured bond and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bond holders and lenders.

Out of Equinor ASA total outstanding unsecured bond portfolio, 34 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 24,076 million at the 31 December 2023 closing currency exchange rate.

Short-term funding needs will normally be covered by the USD 5,000 million US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 6,000 million, supported by 19 core banks, maturing in 2026. The facility supports secure access to funding, supported by the best available short-term rating. As of 31 December 2023, the facility has not been drawn

Non-current finance debt repayment profile

(in USD million)	Repayments
2025	2,414
2026	2,237
2027	2,376
2028	2,095
Thereafter	12,929
Total repayment of non-current finance debt	22,051

Current finance debt

(in USD million)	At 31 December 2023	2022
Collateral liabilities and other current financial liabilities	3,089	239
Non-current finance debt due within one year	2,400	2,547
Current finance debt	5,488	2,786
Weighted average interest rate (%)	3.75	2.13

Collateral liabilities and other current financial liabilities relate mainly to cash received as security for a portion of Equinor ASA's credit exposure and outstanding amounts on US Commercial paper (CP) programme. At 31 December 2023, USD 1,895 million was issued on the CP programme. Corresponding at 31 December 2022 was USD 227 million.

Note 17. Pensions

Equinor ASA is subject to the Mandatory Company Pensions Act, and the company's pension scheme follows the requirements of the Act. For a description of the pension scheme in Equinor ASA, reference is made to note 22 Pensions in the Consolidated financial statements.

Employer contribution for pension cost is accrued for in current service cost and for the notional and defined contribution plans. Unpaid employer contribution is recognised as part of the pension liabilities.

Net pension cost

Total pension costs amount to USD 374 million in 2023, USD 416 million in 2022 and USD 446 million in 2021. In addition, interest cost and interest income related to defined benefit plans are included in the Statement of income within Net financial items.

Changes in pension liabilities and plan assets during the year

(in USD million)	2023	2022
Pension liabilities at 1 January	7,441	8,938
Current service cost	143	181
Interest cost	303	98
Actuarial (gains)/losses and currency effects	308	(1,587)
Changes in notional contribution liability and other effects	56	62
Benefits paid	(274)	(251)
Pension liabilities at 31 December	7,977	7,441
Fair value of plan assets at 1 January	4,946	5,919
Interest income	173	109
Return on plan assets (excluding interest income)	247	(452)
Company contributions	208	100
Benefits paid	(132)	(115)
Foreign currency translation effects	(140)	(615)
Fair value of plan assets at 31 December	5,302	4,946
Net pension liability at 31 December	2,676	2,495
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,234	1,163
Liability recognised as non-current pension liabilities (unfunded plans)	3,909	3,657
Pension liabilities specified by funded and unfunded pension plans	7,977	7,441
Funded	4,068	3,784
Unfunded	3,909	3,657

Actuarial assumptions and sensitivity analysis

Actuarial assumptions, sensitivity analysis, portfolio weighting and information about pension assets in Equinor Pension are presented in note 22 Pensions in the Consolidated financial statements for Equinor Group. The number of employees, including pensioners, related to the main benefit plan in Equinor ASA is 8,670 at end of 31 December 2023 and 8,697 at end of 31 December 2022. In addition, all employees are members of the early retirement plan ("AFP") and different groups of employees are members of other unfunded plans.

Estimated company contributions to be made to Equinor Pension in 2024 is approximately USD 109 million.

Note 18. Provisions and other liabilities

(in USD million)	
Non-current portion at 31 December 2022	1,841
Current portion at 31 December 2022	183
Provisions and other liabilities at 31 December 2022	2,024
New or increased provisions and other liabilities	0
Change in estimates	(222)
Amounts charged against provisions and other liabilities	13
Reclassification, transfer and other	(1,346)
Foreign currency translation effects	0
Provisions and other liabilities at 31 December 2023	469
Non-current portion at 31 December 2023	384
Current portion at 31 December 2023	86

Line item Reclassification, transfer and other includes USD 1,347 million related to SDFI liability.

See also comments on provisions in note 21 Other commitments, contingent liabilities and contingent assets.

Note 19. Trade, other payables and provisions

	At 31 December	
(in USD million)	2023	2022
Trade payables	2,673	1,331
Non-trade payables, accrued expenses and provisions	1,512	1,665
Payables to equity accounted associated companies and other related parties	1,021	1,041
Trade, other payables and provisions	5,207	4,037

Note 20. Leases

Equinor ASA leases certain assets, notably transportation vessels, storage facilities and office buildings which are used in operational activity. Equinor ASA is mostly a lessee in its lease contracts and the leases serve operational purposes rather than as a tool for financing.

Information related to lease payments and lease liabilities

(in USD million)		2023		2022
Lease liabilities at 1 January		1,797		1,696
New leases, including remeasurements and cancellations		428		783
Gross lease payments	(636)		(645)	
Lease interest	53		36	
Lease repayments	(584)	(584)	(609)	(609)
Foreign currency translation effects		(21)		(74)
Lease liabilities at 31 December		1,621		1,797
Current lease liabilities		546		528
Non-current lease liabilities		1,074		1,269

Equinor ASA recognised revenues of USD 146 million in 2023 and USD 199 million in 2022 related to lease costs recovered from other Equinor group entities related to lease contracts being recognised gross by Equinor ASA.

Non-current lease liabilities' maturity profile

	At 31 December	
(in USD million)	2023	2022
Year 2 and 3	576	659
Year 4 and 5	210	257
After 5 years	288	354
Total repayment of non-current lease liabilities	1,074	1,269

Undiscounted contractual lease payments for Equinor's lease liabilities are USD 592 million in 2024, USD 862 million within two to five years and USD 316 million after five years.

The right of use assets are included within the line item Property, plant and equipment in the balance sheet. See also note 9 Property, plant and equipment.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other long-term commitments in note 21 Other Commitments, contingent liabilities and contingent assets.

Note 21. Other commitments, contingent liabilities and contingent assets

Contractual commitments
Equinor ASA has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary with durations of up to 2060.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor ASA to entities accounted for as associates and joint ventures are included gross in the table below. Obligations payable by Equinor ASA to entities accounted for as joint operations (for example pipelines) and where consequently Equinor's share of assets, liabilities, income and expenses (capacity costs) are reflected on a line-by-line basis in the Financial statements, are included net (i.e. gross commitment less Equinor ASA's ownership share).

The table below includes USD 931 million related to the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. See note 20 Leases for information regarding lease related commitments.

Nominal minimum other long-term commitments at 31 December 2023:

(in USD million)	
2024	1,084
2025	1,080
2026	811
2027	748
2028	689
Thereafter	5,165
Total other long-term commitments	9,576

Guarantees
Equinor ASA has provided parent company guarantees and also counter-guaranteed certain bank guarantees to cover liabilities of subsidiaries in countries of operations. Equinor ASA has guaranteed for its proportionate portion of an associate's long-term bank debt, payment obligations under the contracts and some third-party obligations, amounting to USD 305 million. The fair value and book value of the guarantees are immaterial.

Contingencies
Equinor ASA is the participant in certain entities ("DAs") in which the company has unlimited responsibility for its proportionate share of such entities' liabilities, if any, and participates in certain companies ("ANSs") in which the participants in addition have joint and several liabilities. For further details, see note 10 Investments in subsidiaries and other equity accounted investments.

Other claims
During the normal course of its business, Equinor ASA is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor ASA has provided in its financial statements for probable liabilities related to litigation and claims based on the company's best judgment. Equinor ASA does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Provisions related to claims and disputes are reflected within note 18 Provisions and other liabilities.

Note 22. Related parties

Reference is made to note 27 Related parties in the Consolidated financial statements for information regarding Equinor ASA's related parties. This includes information regarding related parties as a result of Equinor ASA's ownership structure and also information regarding transactions with the Norwegian State.

Transactions with group companies

Revenue transactions with related parties are presented in note 3 Revenues. Total intercompany revenues amounted to USD 1.2 billion and USD 2.8 billion in 2023 and 2022, respectively. Intercompany revenues consisted of commodity sales and purchases with subsidiaries, mainly attributed to sales of crude oil and sales of refined products to Equinor Marketing & Trading (US) Inc. of USD 2.2 billion and USD 2.5 billion in 2023 and 2022, partly offset by net gas purchases from physically settled commodity derivatives with Danske Commodities A/S of USD 1.2 billion and USD 0.4 billion in 2023 and 2022.

Equinor ASA sells natural gas and pipeline transport on a back-to-back basis to Equinor Energy AS. Similarly, Equinor ASA enters into certain financial contracts, also on a back-to-back basis with Equinor Energy AS. All of the risks related to these transactions are carried by Equinor Energy AS and the transactions are therefore not reflected in Equinor ASA's financial statements.

Equinor ASA buys volumes from its subsidiaries and sells them into the market. Total purchases of goods from subsidiaries amounted to USD 32.9 billion and USD 33.8 billion in 2023 and 2022, respectively. The major part of intercompany purchases of goods is attributed to Equinor Energy AS, USD 18.5 billion and USD 21.3 billion in 2023 and 2022, respectively and Equinor US Holdings Inc, USD 9 billion and USD 6.5 billion in 2023 and 2022, respectively.

Expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on an hours incurred cost basis to Equinor Energy AS, to other group companies, and to licences where Equinor Energy AS or other group companies are operators. Costs allocated in this manner are not reflected in Equinor ASA's financial statements. Expenses allocated to group companies amounted to USD 6.6 billion and USD 10.5 billion in 2023 and 2022, respectively. The major part of the allocation is related to Equinor Energy AS, USD 5.6 billion, and USD 9.6 billion in 2023 and 2022, respectively.

Other transactions

Reference is made to note 27 Related parties in the Consolidated financial statements for information regarding Equinor ASAs transactions with related parties based on ordinary business operations.

Current receivables and current liabilities from subsidiaries and other equity accounted companies are included in note 11 Financial assets and liabilities.

Related party transactions with management and management remunerations for 2023 are presented in note 4 Salaries and personnel expenses.

The board of directors and the chief executive officer approve the consolidated financial statements for the group, the parent company financial statements for Equinor ASA as of 31 December 2023 and the board of directors´ report.

12 March 2024
THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER
DEPUTY CHAIR

/s/ REBEKKA GLASSER HERLOFSEN

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ HAAKON BRUUN-HANSSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO



Kårstø

5 Additional information

5.1 Shareholder information 257
5.2 Risk factors 260
5.3 EU Taxonomy for sustainable activities 269
5.4 Additional sustainability information 280
5.5 Statements on this report incl. independent auditor reports 285
5.6 Use and reconciliation of non-GAAP financial measures 297
5.7 Other definitions and abbreviations 308
5.8 Forward-looking statements 311

5.1 Shareholder information

Major shareholders
The Norwegian State is the largest shareholder in Equinor. It has a direct ownership interest of 67%, which is managed by the Norwegian Ministry of Trade, Industry and Fisheries, and a 3.6% indirect interest through the National Insurance Fund (Folketrygdfondet), totalling 70.6%.

Equinor has one class of shares, and each share confers one vote at the annual general meeting. The Norwegian State does not have any voting rights that differ from the rights of other ordinary shareholders.

Pursuant to the Norwegian Public Limited Liability Companies Act, a majority of at least two-thirds of the votes cast at the general meeting is required to amend our articles of association. As long as the Norwegian State owns more than one-third of our shares, it is able to prevent any amendments to our articles of association. Since the Norwegian State, acting through the Norwegian Ministry of Trade, Industry and Fisheries, has more than two-thirds of the shares in the company, it also has the sole power to amend our articles of association. In addition, as majority shareholder, the Norwegian State has the power to control any decision at a general meeting that requires a majority vote, including approval of dividend proposed by the BoD and election of the majority of the corporate assembly which, in turn, has the power to elect the BoD.

The Norwegian State endorses the principles set out in The Norwegian Code of Practice for Corporate Governance,and has stated that it expects companies in which the State has an ownership interest to adhere to the code. The principle of ensuring equal treatment of different groups of shareholders is a key element in the State's own guidelines. In companies in which the State is one of the shareholders, its intention is to exercise the same rights and obligations as any other shareholder and not act in a manner that has a detrimental effect on the rights or financial interests of other shareholders. In addition to the principle of equal treatment of shareholders, emphasis is also placed on transparency in relation to the State's ownership and on general meetings being the correct forum for owner decisions and formal resolutions.


Distribution of shareholders
(at year end 2023 - %)
1.9%
10.2%
6.0%
3.9%
10.9%
67.0%
Norwegian state (held directly)
Norwegian private owners
UK
Rest of Europe
US
Rest of world
Free float breakdown
(%)
5.8%
8.8%
24.4%
16.4%
29.0%
3.0%
12.6%
Norwegian private owners
Nordic region (excluding Norway)
UK
Rest of Europe
US ordinary shares
ADR's
Rest of world

Shareholders at December 2023		Number of Shares	Ownership in %
1	Government of Norway	2,012,080,085	67.0%
2	Folketrygdfondet	107,381,599	3.6%
3	The Vanguard Group, Inc.1)	33,351,324	1.1%
4	BlackRock Institutional Trust Company, N.A.1)	28,866,990	1.0%
5	T. Rowe Price Associates, Inc.1)	20,095,889	0.7%
6	DNB Asset Management AS	19,929,666	0.7%
7	Storebrand Kapitalforvaltning AS	19,690,113	0.7%
8	KLP Fondsforvaltning AS	18,220,065	0.6%
9	Arrowstreet Capital, Limited Partnership1)	17,381,133	0.6%
10	RBC Global Asset Management (UK) Limited	16,892,817	0.6%
11	Dodge & Cox1)	14,150,538	0.5%
12	Nuveen LLC1)	13,008,248	0.4%
13	Fidelity Management & Research Company LLC1)	12,949,739	0.4%
14	State Street Global Advisors (US)1)	11,824,393	0.4%
15	BlackRock Advisors (UK) Limited	11,130,795	0.4%
16	SAFE Investment Company Limited	10,135,834	0.3%
17	Amundi Asset Management, SAS	9,304,533	0.3%
18	Wellington Management Company, LLP1)	8,761,910	0.3%
19	Schroder Investment Management Ltd. (SIM)	8,675,563	0.3%
20	Sarasin & Partners LLP	8,360,610	0.3%

1) Shareholders with a US-registered address
Source: Data collected by third party, authorised by Equinor, 31st of December 2023.

Equinor's share incentive plans
Since 2004, Equinor has had share savings plans for its employees. The purpose of these plans is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company.
As of 31.12.2023, 84% of eligible employees worldwide participated in share incentive plans.

Through regular salary contributions, employees can invest up to 5% of their base salary in Equinor shares. In addition, the company provides a contribution of up to a maximum of NOK 1,500 per year (approximately USD 150) to the total share investment made by employees in Norway. After a holding period of two calendar years following the year of purchase[15], one extra share is awarded for each share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the value of the shares awarded and taxed at the time of the award.

Equinor ASA runs a share-based long-term incentive (LTI) plan for approximately 100 employees (comprising executive committee members, senior vice presidents, and nominated vice presidents). A gross LTI grant is made at a fixed percentage of the employee's base salary. Equinor shares are allocated for the net-after-tax amount, to be held in for a period of 36 months. The gross LTI grant is a taxable employee benefit.

On behalf of the company, the BoD is authorised to acquire Equinor shares on the open market in order to continue the operation of the share-based incentive plans. This authorisation is valid until 30 June 2024, and it is Equinor's intention to renew it at the annual general meeting on 14 May 2024.

Voting rights may not be exercised for shares in Equinor ASA which belong to the company itself or a subsidiary.

Share buy-backs
For the period 2013-2023, the BoD was authorised by the annual general meeting to repurchase Equinor shares on the open market for subsequent annulment. It is Equinor's intention to renew this authorisation at the annual general meeting in May 2024.

The annual general meeting on 10 May 2023 authorised the BoD to acquire shares in the open market. The authorisation is valid until either 30 June 2024 or the annual general meeting in 2024 (whichever is the earliest). A total of 64,861,696 shares were bought back as part of this 2023 share buy-back programme for USD 1.98 billion. Of the announced share buy-back programme of USD 6 billion for 2023, 67% will be settled with the Norwegian State in order to keep the State's ownership share unchanged. The State share of the first tranche of the 2023 programme was settled in June 2023, while the State share of the second, third and fourth tranches in 2023 will be settled in July 2024, subject to approval by the annual general meeting in May 2024.

15) For members of the Corporate Executive Committee, the holding period is three calendar years following the year of purchase.

Summary of share buy-backs

All share buy-backs have been carried out in the open market and pursuant to the authorisations outlined above. Also, see note 20 Shareholders' equity and dividends to the Consolidated financial statements for more information.

	Shares repurchased under AGM mandate for share-based incentive plans				Shares repurchased under AGM mandate for subsequent annulment					
Period in which shares were bought back	Number of shares repurchased[1]	Average price per share in NOK	Total number of shares purchased as part of programme	Maximum number of shares that may yet be purchased under the programme authorisation	Number of shares repurchased[2]	Average price per share in NOK	Total number of shares bought back in the market	Maximum number of shares that may yet be bought back in the market under AGM mandate[3]	Average price per share in NOK	Total number of shares repurchased
Jan-23	376,047	311.13	8,403,299	6,796,701	3,434,958	320.63	46,054,130	28,945,870	**319.69**	**3,811,005**
Feb-23	375,164	327.86	8,778,463	6,421,537	5,391,501	322.51	51,445,631	23,554,369	**322.86**	**5,766,665**
Mar-23	417,673	296.88	9,196,136	6,003,864	5,435,002	312.25	56,880,633	18,119,367	**311.15**	**5,852,675**
Apr-23	404,004	306.93	9,600,140	5,599,860	-	-	-	94,000,000	**306.93**	**404,004**
May-23	492,290	300.94	492,290	10,507,710	5,081,465	298.59	5,081,465	88,918,535	**298.80**	**5,573,755**
Jun-23	384,592	322.42	876,882	10,123,118	11,604,252	309.48	16,685,717	77,314,283	**309.90**	**11,988,844**
Jul-23	418,680	300.95	1,295,562	9,704,438	3,527,000	311.30	20,212,717	73,787,283	**310.20**	**3,945,680**
Aug-23	391,723	321.66	1,687,285	9,312,715	6,337,076	320.98	26,549,793	67,450,207	**321.02**	**6,728,799**
Sep-23	352,858	357.08	2,040,143	8,959,857	6,899,000	347.72	33,448,793	60,551,207	**348.18**	**7,251,858**
Oct-23	337,998	372.78	2,378,141	8,621,859	3,864,000	358.67	37,312,793	56,687,207	**359.80**	**4,201,998**
Nov-23	361,555	354.03	2,739,696	8,260,304	6,192,000	357.13	43,504,793	50,495,207	**356.96**	**6,553,555**
Dec-23	387,957	335.09	3,127,653	7,872,347	5,982,000	330.23	49,486,793	44,513,207	**330.53**	**6,369,957**
Jan-24	419,574	309.84	3,547,227	7,452,773	4,548,400	318.52	54,035,193	39,964,807	**317.79**	**4,967,974**
Total	5,120,115	322.68 [4]			68,296,654	325.49 [4]			**324.14 [4]**	**73,416,769**

1) The shares bought back from February 2023 to January 2024 were acquired on the open market under the buyback programme for shares to be used in the share-based incentive plans for employees announced 8 February 2023, with duration from 15 February 2023 to 15 January 2024.

2) The shares bought back in the market have been bought under the following tranches:

Tranches	Announced	Duration	Maximum total consideration (USD)*
Fourth tranche for 2022	28 October 2022	27 January 2023	1,830,000,000
First tranche for 2023	8 February 2023	24 March 2023	1,000,000,000
Second tranche for 2023	4 May 2023	25 July 2023	1,666,666,667
Third tranche for 2023	26 July 2023	26 October 2023	1,666,666,667
Fourth tranche for 2023	27 October 2023	29 January 2024	1,666,666,667

* Including the State's share.

3) The maximum number of shares that may yet be bought back in the market from January 2023 to March 2023 refers to the authorisation granted by the annual general meeting in May 2022. The maximum number of shares that may yet be bought back in the market from May 2023 to January 2024 refers to the authorisation granted by the annual general meeting in May 2023.

4) Weighted average price per share.

5.2 Risk factors

The risks discussed below could, separately or in combination, affect our operational and financial performance, the implementation of our strategy, our reputation and the value of our securities.

Strategic and commercial risks

Prices and markets

Fluctuating prices of oil and natural gas as well as exchange rates and general macroeconomic conditions impact our financial performance. Generally, Equinor does not have control over the factors that affect market developments and prices.

Uncertainty in global and regional energy supply and demand means that Equinor's long-term plans should take into consideration many outcomes for how global energy markets may develop. Examples of factors that can affect supply and demand, and consequently the prices of oil, natural gas, electricity and other energy products include: global and regional economic conditions, political and regulatory developments, geopolitical tensions, the actions of OPEC+ and other large energy suppliers, the social and health situation in any country or region, technological advances, availability of energy resources or access to energy-related acreages, development of supply chains and consumer preferences, including those related to climate issues.

Over recent years, there has been significant volatility in energy prices, triggered by the supply and demand impacts of the Covid-19 pandemic and the post-pandemic recovery, the European security situation, including Russia's invasion of Ukraine, and its effect on global energy flows. Hamas' attack on Israel in October 2023 and the subsequent war between the parties, have escalated the potential for further tension in the Middle East and added to uncertainty and volatility in energy prices.

Energy prices and predominantly oil and natural gas prices are the primary drivers of Equinor's business results, financial condition and liquidity, and its ability to finance planned capital expenditures. A significant or prolonged period of low prices could lead to changes in production, impairment of assets or reassessment of the viability of projects under development and future business opportunities.

Increases in prices can lead to increased taxes, cost inflation or higher access costs for Equinor.

Fluctuating foreign exchange rates, especially between USD, EUR, GBP and NOK, can have a significant impact on Equinor's operational and financial results. A large percentage of Equinor's revenues and cash receipts are denominated in or driven by USD, sales of gas and refined products are mainly denominated in EUR and GBP, while a large portion of operating expenses, capital expenditures and income taxes payable accrue in NOK. The majority of Equinor's long-term debt has USD exposure. See also the description of market risk (including commodity price risk and currency risk) in note 4 Financial risk and capital management in the Consolidated Financial Statements.

Such risks could have a material adverse effect on Equinor's business, financial condition, and results of operations.



Kårstø

Strategic and commercial risks

Hydrocarbon resource base and renewable and low carbon opportunities

Changes to Equinor's hydrocarbon resource base estimates and the ability to access renewable and low-carbon opportunities can impact future production, revenues, and expenditures as well as delivery of our strategy.

Our estimates relating to current and future energy resources depend on many factors, variables and assumptions that are beyond Equinor's control, and which may prove to be incorrect over time. The reliability of resource estimates depends on the quality and quantity of Equinor's geological, technical and economic data together with extensive engineering judgements. Substantial upward or downward revisions in Equinor's resources outlook may be required should additional information become available after the initial estimates were prepared. A substantial downward revision could potentially lead to impairments.

Equinor's future oil and gas resource base depends on the company's timely success in accessing, acquiring, and developing attractive opportunities. If unsuccessful, future production will decline and future revenue will be reduced. Equinor's access to resources is impacted by the choices of governments and, outside of Norway, national oil and gas companies. Changes in fiscal terms and fluctuations in oil and gas prices will have a direct impact on Equinor's resource base. Proved oil and gas reserves are estimated based on the US Securities and Exchange Commission (SEC) requirements and may differ substantially from Equinor's view on expected reserves and contingent resources.

Equinor's ability to build material renewable and low-carbon business portfolios depends on access to attractive opportunities where the right commercial terms are key. Future conditions, along with risks and uncertainties in power, hydrogen and carbon markets as well as internal factors, will influence our ability to achieve our ambitions relating to renewable energy resources and low-carbon business.

Such risks could have a material adverse effect on Equinor's business, financial condition and results of operations.



Northern Lights

Strategic and commercial risks

Climate change and transition to a lower carbon economy

Policy, legal, regulatory, market and technology developments, including stakeholder sentiment, related to the issue of climate change, can affect our business plans and financial performance.

Shifts in stakeholder focus between energy security, affordability and sustainability add uncertainty to delivery and outcomes associated with Equinor's strategy.

Stricter climate laws, regulations, and policies as well as adverse litigation outcomes could adversely impact Equinor's financial results and outlook, including the value of its assets. This might be directly (through regulatory changes towards energy systems free of unabated fossil fuels, changes in taxation, increased costs or access to opportunities) or indirectly (through changes in consumer behaviour or technology developments).

Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today. Equinor applies a default minimum carbon price in investment analysis starting at USD 82 per tonne in 2025, increasing towards USD 115 per tonne by 2030. In countries where the actual or predicted carbon price is higher than our default at any point in time, Equinor applies the actual or expected cost, such as in Norway where both a CO_2 tax and the EU Emission Trading System (EU ETS) apply. A higher carbon price provides an incentive to reduce emissions and increase investment in new low-carbon solutions and technology.

Changing demand for renewable energy and low-carbon technologies, and innovation and technology changes supporting their cost-competitive development, represent both threats and opportunities for Equinor.

Market development and our ability to reduce costs and capitalise on technology improvements are important but unpredictable risk factors. Multiple factors in the energy transition contribute to uncertainty in future energy price assumptions, and changes in investor and societal sentiment can affect our access to capital markets, attractiveness for investors, and potentially restrict access to finance or increase financing costs.

Strong competition for assets, changing levels of policy support, and different commercial/contractual models may lead to diminishing returns within the renewable and low-carbon industries and hinder Equinor ambitions. These investments may be exposed to interest rate risk and inflation risk.

Equinor's net-zero strategy and climate-related ambitions are responses to challenges and opportunities in the energy transition. There is no assurance that these ambitions will be achieved or that all stakeholders will accept our approach or methods to set, measure or reach our ambitions. Successful strategy execution depends on development of new technologies, new value chains, societal shifts in consumer demand, as well as firm leadership from policy makers. Should societal demands, technological innovation and policy support from governments not shift in parallel with Equinor's pursuit of significant greenhouse gas emission reductions and energy transition investments, our business plans and financial performance may be adversely affected and Equinor may be unable to fulfil its net-zero strategy and/or meet its climate-related ambitions.

International politics and geopolitical change

Political, economic, and social developments or instability in regions where Equinor has interests and may seek future opportunities could adversely affect Equinor's business causing financial loss.

Political instability, civil strife, strikes, insurrections, acts of terrorism, acts of war, sanctions and trade disputes, public health situations (including pandemics such as Covid-19), adverse and hostile actions against Equinor's staff, its facilities, its transportation systems and its digital infrastructure (cyberattacks) may disrupt or curtail Equinor's operations and business opportunities. These may in turn lead to a decline in production and otherwise adversely affect Equinor's business, operations, results and financial condition. Similarly, Equinor's response to such situations could lead to claims from partners and relevant stakeholders, litigation, and litigation-related costs.

Equinor exited all projects in Russia in 2022. The European security situation will continue to impact our business environment volatility, uncertainty, and complexity for the foreseeable future, including through impacts related to oil and gas supply and demand, policy response, supply chains and security. The situation in the Middle East remains volatile with potential energy market implications.

Strategic and commercial risks

Digital and cyber security

Increasing digitisation and reliance on information technology (IT) and operational technology (OT) means that digital and cyber disruption could materially impact Equinor's operations and financial condition.

Damage, disruption or shutdown of digital IT and OT systems can occur due to failures during the operation and maintenance of software and hardware, databases or components, power or network outages, hardware or software failures, negligence, user error, or breaches of cyber security.

Risks from cyber disruption are interconnected, company-wide, and may be linked to third party personnel, practices, hardware, software and infrastructure. Cyber disruption may arise from factors such as unauthorised access, usage or attacks, computer viruses, errors or wrongdoing by employees or others who have gained access to Equinor's or any connected networks and systems, as well as threats to our assets from insiders who exploit, or intend to exploit, their legitimate access to Equinor's facilities or networks for unauthorised purposes. Risks related to cyber disruption may also be impacted by increasing artificial intelligence capabilities.

Digital and cyber-disruption, whether in respect of Equinor's systems and networks or those of third parties on which Equinor relies, could result in delayed activities, loss of production, loss of sensitive or personal information, misuse of information or systems, as well as safety and environmental losses as a result of damage to our physical assets caused by such disruption, and the company could face associated regulatory actions, legal liability, reputational damage and loss of revenue. Equinor could be required to spend significant financial and other resources to avoid, limit or remedy the damage caused by a security breach or to repair or replace networks and information systems, which in turn could affect our financial performance.

See also section 2.2 Safe and secure operations – Performance disclosure – Security incidents.

Project delivery and operations

Uncertainties in development projects and production operations in the Equinor portfolio could prevent Equinor from realising profits and cause substantial losses.

Oil and gas, renewable, low-carbon and other projects or assets may be curtailed, delayed, cancelled or suspended for many reasons. Situations such as equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics, irregularities in geological formations, challenging soil conditions, accidents, mechanical and technical difficulties, power cost and availability, protestor actions, health issues (including pandemics such as Covid-19), new technology implementation and quality issues might have significant impact. The risk is higher in new and challenging areas such as deep waters or other harsh environments, and in new value chains. Cost inflation in capital and operational expenditures can negatively affect project deliveries, results from operations and longer-term financial outcomes.

Equinor's portfolio of development projects includes a high number of major development-projects as well as "first-off" projects (i.e. involving new development concepts, operating regions, execution models, partners/contractors, value chains and markets) that increase portfolio complexity and potentially execution risk.

Equinor's ability to commercially exploit energy resources and carbon products depends, among other factors, on the availability of adequate capacity of transportation and/or transmission infrastructure to markets at a commercially viable price. Equinor may be unsuccessful in its efforts to secure commercially viable transportation, transmission, and markets for all its potential production in a cost-efficient manner or at all, which in turn could affect our operational and financial performance.

Strategic and commercial risks

Joint arrangement and contractors

The actions of our partners, contractors and sub-contractors could result in legal liability and financial loss for Equinor.

Many of Equinor's activities are conducted through joint arrangements and with contractors and sub-contractors which may limit Equinor's influence and control over the performance of such operations. If operators, partners, or contractors fail to fulfil their responsibilities, Equinor can be exposed to financial, operational, safety, security, and compliance risks as well as reputational risks and risks related to ethics, integrity and sustainability.

Equinor is also exposed to enforcement actions by regulators or claimants in the event of an incident in an operation where it does not exercise operational control. Operators, partners. and contractors may be unable or unwilling to compensate Equinor for costs incurred on their behalf or on behalf of the relevant arrangement.

Such risks could impact Equinor's operational and financial performance, the implementation of its strategy, our reputation and the value of our securities.

Competition and technological innovation

If competitors move faster or in other directions related to the development and deployment of new technologies and products, Equinor's financial performance and ability to deliver on our strategy may be adversely affected.

Equinor could be adversely affected if we do not remain commercially and technologically competitive to efficiently develop and operate an attractive portfolio of assets, to obtain access to new opportunities, and to keep pace with deployment of new technologies and products that can impact our transition to a broad energy company.

Equinor's financial performance may be negatively impacted by competition from players with stronger financial resources or with increased agility and flexibility, and from an increasing number of companies applying new business models.

Ownership and actions by the Norwegian State

The interests of Equinor's majority shareholder, the Norwegian State, may not always be aligned with the interests of Equinor's other shareholders. A change in the Norwegian State's ownership policy or in the manner in which the Norwegian State exercises its ownership can impact Equinor's ability to execute its strategy and deliver on its ambitions or impact Equinor's financial performance.

The Norwegian State, as our majority shareholder with 67% ownership as of 31 December 2023, has the power to influence the outcome of any vote of shareholders, including amendments to Equinor's articles of association (which require the support of two-thirds of the votes cast at the general meeting) and the election of all non-employee members of the corporate assembly (which requires a majority of the votes cast). Factors influencing the voting of the Norwegian State could be different from the interests of the other shareholders.

The Norwegian State has resolved that its shares in Equinor and the State's Direct Financial Interests in NCS licenses must be managed in accordance with a coordinated ownership strategy for the Norwegian State's oil and gas interests. Under this strategy, the Norwegian State has required Equinor to market the Norwegian State's oil and gas together with Equinor's own oil and gas as a single economic unit and to take account of the Norwegian State's interests in all decisions that may affect the marketing of these resources. If the Norwegian State's coordinated ownership strategy is not adequately implemented, then Equinor's mandate to sell the Norwegian State's oil and gas together with its own oil and gas is likely to be prejudiced which could have an adverse effect on Equinor's position in the markets in which it operates[16].

Any change to the manner in which the Norwegian State exercises its ownership of Equinor could influence Equinor's ability to execute its strategy and deliver on its ambitions and could therefore have an adverse effect on our financial performance.

16) See also Equinor's Report on corporate governance published on equinor.com/reports for further details on State ownership and equal treatment of shareholders and transactions with close associates.

Strategic and commercial risks

Policies and legislation

Equinor's operations in various countries are subject to dynamic legal and regulatory factors that could impact our business plans and financial performance.

Equinor operates in certain countries which lack well-functioning and reliable legal systems, where the enforcement of contractual rights is uncertain, and where the governmental, fiscal, and regulatory regimes can change over time or can be subject to unexpected or rapid change. Such changes could constrain our plans, cause operational delays, increase costs of regulatory compliance, increase litigation risk, impact the sale of our products, require us to divest or curtail operations, limit access to new opportunities, and affect provisions for pension, tax, and legal liabilities.

Moreover, if a country in which Equinor operates changes its laws, regulations, policies, or practices relating to energy or the oil and gas industry, including in response to environmental, social or governance concerns, Equinor's national and/or international exploration, development and production activities, and the results of its operations, could be affected. In addition, changes in the tax laws of the countries in which Equinor operates could have a material adverse effect on liquidity and the results of operations.

Equinor's exploration and production activities undertaken together with national oil companies are subject to a significant degree of state control. In recent years, governments and national oil companies have in some regions exercised greater authority and imposed more stringent conditions on energy companies. Intervention by governments could take a variety of forms, such as nationalisation, expropriation, cancellation, non-renewal, restriction or renegotiation of our interests, assets, and related rights. Equinor could be subject to the imposition of new contractual obligations, price and exchange controls, tax or royalty increases, payment delays, and currency and capital transfer restrictions.

Equinor's US operations use hydraulic fracturing, which is subject to a range of federal, state, and local laws. Various US states and local governments have implemented, or are considering, changes to regulations or increased regulatory oversight of hydraulic fracturing that could adversely affect Equinor's US onshore business and the demand for its fracturing services.

The ongoing maturation of the regulatory framework and permitting requirements for low-carbon value chains in various countries can also impact financial outcomes from Equinor's investment in related technologies, opportunities, and projects.

Equinor incurs, and expects to continue to incur, substantial capital, operating, maintenance and remediation costs relating to compliance with increasingly complex laws, regulations and obligations related to the protection of the environment and human health and safety, as well as in response to concerns relating to climate change. Such occurrences could have a materially adverse effect on Equinor's operations and opportunities, liquidity, and financial performance.

Financial risks, liquidity and capital management

Equinor's business is exposed to liquidity, interest rate, equity and credit risks that could adversely affect the results of Equinor's operations, our financial position and ability to operate, as described in note 4 to the Consolidated Financial Statements.

Trading and commercial supply activities

Equinor's trading and commercial supply activities in the commodity markets can lead to financial losses.

Equinor uses financial instruments such as futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity to manage price differences and volatility. Trading activities involve elements of forecasting, and Equinor bears the risk of market movements, the risk of losses if prices develop contrary to expectations, and the risk of default by counterparties.

There is a risk that an individual or group of traders acting for or on behalf of Equinor could act outside of their respective mandates which could therefore result in financial loss, fines, or loss of licence to operate, including permissions to trade. Should such risks materialise, they may adversely affect the Group's financial results and performance.

Strategic and commercial risks

Workforce capabilities and organisational change

Equinor may not be able to secure the right level of workforce competence and capacity, or to leverage efficient organisational operating models, to execute on strategy and operations, which could have an adverse effect on Equinor's current and future business and performance.

Equinor depends on workforce capacity and competence to deliver on its strategy, including transition to a broad energy company. Uncertainties related to the future of the oil and gas industry and the rate of growth of new value chains, the need for new capabilities, and increased competition for talent, pose a risk to securing the right level of workforce competence and capacity through industry cycles.

Further, we may implement internal restructuring and changes to our operating model to meet the needs of the oil and gas, renewable and low-carbon domains, but such changes may not deliver on expectations.

Any such failure to secure the right level of workforce competence and capacity and/or to leverage efficient organisational operating models could have an adverse effect on Equinor's current and future business.

Crisis management, business continuity and insurance coverage

Equinor's crisis management and business continuity systems may prove inadequate to limit disruption to our business causing losses. Equinor's insurance coverage may not provide adequate protection from losses, with a potential material adverse effect on Equinor's financial position.

Our business could be severely affected if Equinor does not respond or is perceived not to have prepared, prevented, responded, or recovered in an effective and appropriate manner to a crisis or major incident. A crisis or disruption might occur as a result of a security or cybersecurity incident or if a risk described under Security, safety and environmental risks materialises.

Equinor maintains insurance coverage that includes physical damage to its properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution, and other cover. Equinor's insurance coverage includes deductibles that must be met prior to recovery and is subject to caps, exclusions, and limitations. There is no assurance that such cover will adequately protect Equinor against liability from all potential consequences and damages as illustrated by the financial loss for the group related to the fire at Hammerfest LNG in 2020.

The Equinor group retains parts of its insurable risks in a wholly owned captive insurance company, so insurance recovery outside of the Equinor group may be limited.



Security, safety and environmental risks



Kollsnes

Health, safety and environmental factors

Equinor is exposed to a wide range of risk factors that could result in harm to people, the environment, and our assets, as well as cause significant losses through business interruption, increased costs, regulatory action, legal liability, and damage our reputation and social licence to operate.

Risk factors that could lead to impacts on health, safety and the environment include human performance, operational failures, breach of digital security, detrimental substances, subsurface conditions (including conditions related to hydraulic fracturing), technical integrity failures, vessel collisions, natural disasters, adverse weather or climatic conditions, physical effects of climate change (see section 2.2 Profitable portfolio), epidemics or pandemics (such as Covid-19), breach of human rights, structural and organisational changes and other occurrences. Continuation, resurgence or emergence of a pandemic, could precipitate or aggravate the other risk factors identified in this report and materially impact Equinor's operations and financial condition.

These risk factors could result in disruptions of our operations and could, among other things, lead to blowouts, structural collapses, loss of containment of hydrocarbons or other hazardous materials, fires, explosions and water contamination that cause harm to people, loss of life or environmental damage. All modes of transportation of hydrocarbons are susceptible to a loss of containment of hydrocarbons and other hazardous materials and represent a significant risk to people and the environment. Equinor could also be subject to civil and/or criminal liability and the possibility of incurring substantial costs, including for remediation if any such health, safety or environmental risk materialises.

It is not possible to guarantee that the management system or other policies and procedures will be able to identify or mitigate all aspects of health, safety and environmental risks or that all activities will be carried out in accordance with these systems.

Security breaches

Equinor's personnel, assets, infrastructure, and operations may be subject to hostile or malicious acts that disrupt our operations, cause loss of data, harm to people or the environment, and affect Equinor's financial performance.

Security threats may arise from terrorism, crime, acts of sabotage, armed conflict, civil unrest, maritime crime, insiders and social engineering or illegal or unsafe activism. A changing geopolitical, political, technological and social context makes these factors increasingly unpredictable.

Management of security risks, and the application of national security laws or policies, can incur significant costs, restrict our ability to do business in a particular jurisdiction and limit operations, including our supply chains and the supply of our products. Failure to avoid security breaches can disrupt Equinor operations, cause loss, misuse or manipulation of data, harm to our people, assets, or the environment, result in fines or liabilities and impact our reputation and future business, all of which may affect Equinor's financial performance. Equinor could be required to spend significant financial and other resources to avoid, limit or remedy the damage caused by a security breach, which in turn may adversely affect Equinor's operational and financial performance.

Compliance and control risks

Supervisions, regulatory reviews and reporting

Supervision, review and sanctions for violations of laws and regulations at the supranational, national and local level may lead to legal liability, substantial fines, claims for damages, criminal sanctions and other sanctions for noncompliance, and reputational damage.

Applicable laws and regulations include, among others, those relating to financial reporting, taxation, bribery and corruption, securities and commodities trading, fraud, competition and antitrust, safety and the environment, labour and employment practices and data privacy rules. The enactment of, or changes to, such laws and regulations could create compliance challenges and increase the likelihood of a violation occurring.

Equinor is subject to supervision by the Norwegian Ocean Industry Authority (Havtil), whose regulatory authority covers the whole NCS including offshore-wind as well as petroleum-related plants onshore in Norway. Equinor may become subject to supervision or be required to report to other regulators internationally, and such supervision could result in audit reports, orders, and investigations.

Equinor is listed on Oslo Børs (OSE) and the New York Stock Exchange (NYSE) and is a reporting company under the rules and regulations of the US Securities and Exchange Commission (the SEC). Equinor is required to comply with the continuing obligations of relevant regulatory authorities, and violation of these obligations may result in legal liability, the imposition of fines and other sanctions.

Equinor is also subject to financial review from financial supervisory authorities such as the Norwegian Financial Supervisory Authority (FSA) and the SEC. Reviews performed by financial supervisory authorities could result in changes to previously published financial statements and future accounting practices. In addition, failure of external reporting to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability, and damage to Equinor's reputation.

Audits of financial statements could identify material weaknesses or deficiencies in Equinor's internal control over financial reporting and cause loss of investor confidence that can potentially impact the share price.

Business integrity and ethical misconduct

Non-compliance with anti-corruption and bribery laws, anti-money laundering laws, competition and antitrust laws, sanctions and trade restrictions or other applicable laws, or failure to meet Equinor's ethical requirements, could expose Equinor to legal liability, lead to a loss of business, loss of access to capital and damage our reputation and social licence to operate.

Equinor is subject to anti-corruption and bribery laws and anti-money laundering laws in multiple jurisdictions, including the Norwegian Penal code, the US Foreign Corrupt Practices Act and the UK Bribery Act. A violation of such applicable laws could expose Equinor to investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance with applicable anti-corruption and bribery laws and regulations and the Equinor Code of Conduct could be damaging to Equinor's reputation, competitive position, and shareholder value. Similarly, a breach of human rights due diligence and reporting legislation or a failure to uphold our human rights policy may lead to fines or damage our reputation and social licence to operate.

Equinor has a diverse portfolio of projects worldwide and operates in markets and sectors impacted by sanctions and international trade restrictions. Sanctions and trade restrictions are complex, unpredictable and are often implemented at short notice. While Equinor remains committed to comply with sanctions and trade restrictions and takes steps to ensure, to the extent possible, compliance therewith, there can be no assurance that an Equinor entity, officer, director, employee, or agent is not in violation of such sanctions and trade restrictions. Any such violation, even if minor in monetary terms, could result in substantial civil and/or criminal penalties and could materially adversely affect Equinor's business and results of operations or financial condition.

Equinor is subject to competition and antitrust laws in multiple jurisdictions, including the Norwegian Competition Act, the Treaty of the Functioning of the European Union and the Unites States' Sherman Act, Clayton Act, HSR Act and Federal Trade Commission Act. A violation of such laws could expose Equinor to investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance with applicable competition and antitrust laws and the Equinor Code of Conduct could be damaging to Equinor's reputation, competitive position, and shareholder value.

5.3 EU Taxonomy for sustainable activities

Equinor has implemented the EU Taxonomy disclosure in accordance with EU Regulation 2020/852 and the Delegated Acts. The regulation establishes criteria to determine whether an economic activity qualifies as environmentally sustainable and specifies quantitative economic performance indicators to disclose the degree of sustainability. The activities defined to be eligible under the EU Taxonomy regulations are listed within the delegated acts and continue to evolve with review.

BeGreen

Net Zero
In order to achieve its ambition to become a net-zero emissions company by 2050, Equinor undertakes emission reducing activities that are supporting the continued operation of oil and gas production. While these help Equinor towards its ambition, some of these activities (notably onshore electrification of offshore assets) are not eligible per the EU Taxonomy regulations and therefore are not visible in our eligibility scores.

The increase of 6.5% in the eligible capex mandatory KPI from 2022 primarily relates to investments in the solar Energy company BeGreen, Wind Lease in California and the Renewable company Rio Energy during the year.

Equinor's aligned activities in 2023 included in the mandatory KPIs above primarily consist of the offshore wind projects Hywind Tampen and Empire Wind, and an onshore solar project in Poland.

The investments in 2023 of BeGreen and the wind lease in California consist of acquisition costs related to future project developments which were not deemed material for alignment testing in 2023. The investment in the renewable company Rio Energy in the fourth quarter 2023 will be assessed for alignment in 2024.


Turnover
100.0%
Capex
8.2%
0.8%
91.0%
Opex
100.0%
Eligible & Aligned
Eligible & not Aligned
Non - Eligible

DEFINITIONS

TAXONOMY **ELIGIBLE**: if the activity is described in the regulation*, irrespective of whether it complies with the technical screening criteria

TAXONOMY **ALIGNED**: if the activity contributes substantially to one or more environmental objectives, does no significant harm to any of the other objectives, and is carried out in compliance with minimum safeguards

* EU Regulation 2020/852 and the Delegated Acts

Key performance indicators

	2023		
(In USD million)	**Turnover**	**Capex**	**Opex**
Aligned Eligible activity	2	102	0
Eligible & not Aligned activity	12	1,085	1
Non Eligible activity	106,118	12,030	1,723
Total	**106,132**	**13,217**	**1,724**
Aligned Eligible activity	0.0%	0.8%	0.0%
Eligible & not Aligned activity	0.0%	8.2%	0.1%
Non Eligible activity	100.0%	91.0%	99.9%

	2022		
	Turnover	**Capex**	**Opex**
Aligned Eligible activity	0.0%	1.6%	0.0%
Eligible & not Aligned activity	0.0%	0.9%	0.0%
Non Eligible activity	100.0%	97.5%	100.0%

Eligible activity in equity accounted investments
EU Taxonomy regulations exclude contributions to the KPI's from activities in equity accounted investments. A large proportion of Equinor's environmentally sustainable activities are conducted through equity accounted investments and therefore are not evaluated in the mandatory key performance indicator (KPI) disclosure. To provide more holistic information of the environmentally sustainability activities of Equinor, a voluntary disclosure including the capex KPI for eligible and aligned equity accounted investments has been included below. These activities are conducted through both operated and non-operated joint ventures mainly outside the EU jurisdiction.

Based on the stage of development of the projects, operational activity is limited. Therefore, turnover and opex are not considered material, and as such have not been included in the voluntary KPI for 2023. Only power production from Triton, our gas to power plant in the UK, contributed towards a 1% KPI for turnover of eligible activity.

The KPIs have been calculated on a pro rata basis corresponding to Equinor's share of capex in the joint ventures.

During 2023 Equinor continued its investment into wind activity, with larger projects in equity accounted investments such as Dogger Bank and Empire Wind being tested and recognised as aligned with the taxonomy during the year.

The increase in total eligible activity mainly corresponds with the increase in the mandatory KPI and relates to acquisitions in the year.

	2023		2022	
Proportion of taxonomy - eligible economic activities in total capex including equity accounted investments:	**Mandatory Capex KPI**	**Voluntary Capex KPI including equity accounted investments**	**Mandatory Capex KPI**	**Voluntary Capex KPI including equity accounted investments[1)]**
Aligned Eligible Activity				
Electricity generation from wind power	0.4%	8.4%	1.0%	n/a
Electricity generation using solar photovoltaic technology	0.3%	0.3%	0.7%	n/a
Underground permanent geological storage of CO_2	0.0%	0.4%	0.0%	n/a
Transport of CO_2	0.0%	0.1%	0.0%	n/a
Total Aligned Eligible Activity	**0.8%**	**9.2%**	**1.6%**	**n/a**
Eligible and not Aligned activity				
Electricity generation from wind power	4.7%	5.2%	0.4%	10.9%
Electricity generation using solar photovoltaic technology	3.2%	3.7%	0.0%	0.8%
Underground permanent geological storage of CO_2	0.0%	0.1%	0.0%	0.9%
Storage of electricity	0.3%	0.3%	0.5%	0.5%
Electricity generation from fossil gaseous fuels	0.0%	0.2%	0.0%	0.1%
Total Eligible and not Aligned activity	8.2%	9.5%	0.9%	13.2%
Total	**9.0%**	**18.6%**	**2.5%**	**13.2%**

1) Voluntary KPI not split by aligned and not aligned in 2022. All aligned capex from the mandatory KPI is therefore presented as "Eligible and not aligned" for the voluntary KPI.

Our eligible activities

A development portfolio




S
E

The development of the Hywind/ Tampen floating wind farm intended to provide electricity for the Snorre and Gullfaks offshore oil and gas fields[1] is one of Equinor's primary wind projects.

Equinor is also engaged in offshore wind projects conducted through equity accounted investment in UK, Germany, Poland and the US, notably Dogger Bank and Empire Wind for which Equinor has investments included both in the mandatory KPI and in equity accounted investments.




E

The Triton power plant in the UK provides electricity during periods of low output from solar and wind from a gas turbine (CCGT) that uses natural gas. Work has started to prepare the power plant to use up to 30% hydrogen from 2027, with an ambition to eventually increase to 100% hydrogen.


CO_2


S
E

Transportation of CO_2 and Underground permanent geological storage of CO_2

These activities consist of the ongoing Northern Lights project and Bayou Bend CCS LLC to be developed in in the US.




S
E

Equinor has onshore renewables solar projects in Poland, Denmark and Brasil covering construction or operation of electricity generation facilities that produce electricity using solar photovoltaic (PV).


H_2


S
E

Equinor are engaged in several Hydrogen development activities which are undergoing continued maturation. These activities have no significant effect on the KPIs for 2023.




S
E

The activity consists of storing electricity from renewable sources to return to the grid at a later time and includes battery storage development projects in the US and UK.



Dogger Bank - construction phase.



S Activity present in subsidiaries



E Activity in equity accounted investments, and therefore only shown in the voluntary disclosure

[1] Electricity generation from wind power contributes directly to the environmental objectives and is not a transitional or enabling economic activity subject to the assessment of the lock-in effects, even if it would provide for continuing operation of oil and gas installations.

Note: Double counting of the relevant amounts of turnover and expenditure across the reporting has been avoided based on the eligible economic activities included in the KPIs are independent activities.

Alignment

Alignment testing was conducted over activities in subsidiaries and also those with equity accounted investments during 2023. Testing was conducted on projects involved in the following activities:

- Electricity generation from wind power
- Electricity generation from solar photovoltaic energy
- Storage of electricity
- Transportation of CO_2
- Underground storage of CO_2

When assessing compliance with the Do No Significant Harm criteria the following interpretations and judgments were applied:

- Climate change adaption - relevant climate-related hazards have been assessed based on a risk assessment.
- Circular economy - durability and recyclability have been assessed where feasible.
- For DNSH criteria that reflect legal requirements under EU regulations, the technical screening criteria are considered met when the operations are conducted within normal, lawful operations, comply with emission permits, environmental impact assessments have been performed and necessary action have been taken when required.
- Where a detailed assessment of the minimum safeguards requirements has not been possible due to the size of the entity, this is not included in our aligned activities.

Composition of Equinor's Eligible Activity including equity accounted investments


0.3%
2.9%
1.7%
0.8%
21.4%
72.9%
Capex

- Electricity generation from wind power
- Electricity generation using solar photovoltaic technology
- Underground permanent geological storage of CO_2
- Transport of CO_2
- Storage of electricity
- Electricity generation from fossil gaseous fuels



Hywind Tampen

Technical screening procedures

Equinor has conducted the assessment of the technical screening criteria in accordance with the Delegated act related to article 8. For 2023 Equinor's activity relates to activities within the climate change mitigation objective.

> An economic activity contributes substantially to climate change mitigation where that activity contributes substantially to the stabilisation of greenhouse gas concentrations in the atmosphere at a level which prevents dangerous anthropogenic interference with the climate system consistent with the long-term temperature goal of the Paris Agreement through the avoidance or reduction of greenhouse gas emissions or the increase of greenhouse gas removals, including through process innovations or product innovations.

Equinor have carried out the assessment process as followed:

- Assessment of substantial contribution
  - Compliance with the technical screening criteria is tested individually for each economic activity unless the criteria allow compliance to be assessed at the level of the entire economic activity, an operating segment or the group as a whole.
  - All tested activities disclosed met the requirements of the relevant substantial contribution criteria.
- Assessment of do no significant harm (DNSH)
  - The purpose of the do no significant harm assessment is to prevent investment processes, which would focus on a particular environmental or social objective without sufficient consideration for the other five environmental objectives. The assessments mainly reflect legal requirements under EU regulations.
  - See table below for further details.
- Assessment minimum safeguards
  - The minimum safeguards are assessed based on Equinor's group wide approach to ensuring compliance with the minimum safeguards. Equinor is committed to respecting human rights in all business processes. To prevent human right violations, Equinor adhere to external standards and defines its own principles and policies. Equinor minimum safeguards procedures are based on the United Nations Guiding principles on Business and Human Rights (UNGPs). Mitigating actions are initiated to respond to any identified risks.
  - For the non-operated activities the requirements have been evaluated based on the operators corporate minimum safeguards policies.
  - Compliance with the requirements have been determined by assessing the criteria against the four topics:
    - Human rights, including workers' rights
    - Bribery/Corruption
    - Taxation
    - Fair competition
  - For minor investments in eligible activities the minimum safeguards have been evaluated when possible and considering Equinor group policies and due diligence conducted.
  - For the non-operated activities the requirements have been evaluated based on the operators corporate minimum safeguards policies.


Apodi Solar

	Wind power	Solar power	Storage of electricity	Transport-ation of CO_2	Underground permanent geological storage of CO_2
Climate change adaption For 2023, Equinor has conducted a climate risk and vulnerability mapping of the eligible assets covering the climate-related hazards we consider most relevant. The assessment has been conducted for the representative Concentration Pathway (RCP) scenario's RCP 2.6, RCP 4.5 and RCP 8.5 including 10, 30 and 50 years climate projections. Equinor installations are designed with margins to tolerate a range of meteorological conditions. No significant changes in the relevant risk perils based on the scenarios for the tested assets were detected.	●	●	●	●	●
Water and marine resources In case of construction of offshore wind, the activity must not hamper the achievement of good environmental status in accordance with EU regulations. Appropriate measures in accordance with the relevant criteria and methodological standards are required to prevent or mitigate impacts related to noise and energy. Environmental impact assessments have been conducted and the activities are conducted within normal lawful operations.	●	N/A	●	●	●
Circular economy Availability of and, where feasible, use of equipment and components of high durability and recyclability which are easy to dismantle and refurbish have been assessed. Based on the requirement at the time of investments and current feasibility the tested activities are deemed to be aligned with the screening criteria.	●	●	●	N/A	N/A
Pollution prevention For underground permanent storage of CO_2, the activity complies with Directive 2009/21/EC.	N/A	N/A	N/A	N/A	●
Biodiversity For sites/operations located in or near biodiversity sensitive areas, an appropriate assessment, where applicable, must have been conducted in accordance with specific EU directives and based on its conclusions the necessary mitigation measures implemented. In case of construction of offshore wind, appropriate measures in accordance with the criteria and methodological standards set out in accordance with specific EU directives, must be taken to prevent or mitigate impacts related to biodiversity and seabed integrity. Environmental impact assessments have been conducted and the activities are conducted within normal lawful operations.	●	●	●	●	●

● DNSH application for eligible activities

N/A Not applicable

Appendix 1: Reconciliation of denominators to the Consolidated financial statements

Turnover

Total turnover consists of the reported revenue for contracts with customers included in the revenue line item and presented in note 5 Segments to the Consolidated financial statements. Net income/(loss) from equity accounted investments and other income (i.e. gain on divestment of assets) are excluded from the definition of the mandatory KPI, and not part of the turnover denominator. For Equinor the KPI denominator related to turnover will be highly impacted by changes in commodity prices.

The denominators are calculated based on reported IFRS Accounting Standards numbers in the Consolidated financial statements. For Equinor this has the effect that the proceeds from the sale of the Norwegian State's (SDFI) oil production on the NCS, that Equinor markets and sells on their behalf (see note 27 Related Parties to the Consolidated financial statements), that is reported on gross basis and recognised as revenue in the income statement, will have a negative impact on the reported KPI related to taxonomy-eligible and aligned turnover. Total purchases of oil and natural gas liquids from the Norwegian state amounted to USD 10 billion in 2023 and USD 13 billion in 2022.

Appendix 2: Reconciliation to Share of gross capex to REN and LCS

The difference between the mandatory 9% capex KPI as defined within the EU Taxonomy and the 20% REN / LCS Gross capex* is mainly related to eligible activity in equity accounted investments which is included within the voluntary EU taxonomy KPI. In addition, additions to right-of-use asset (leasing) are excluded and additions to goodwill are included in the REN / LCS Gross capex* which differs in treatment to the EU taxonomy KPI.

(in USD million)	Note	2023	2022
Additions to PP&E, intangibles and equity accounted investments	5	**14,500**	9,994
Less:			
Additions to Equity accounted investments	15	**(926)**	(337)
Goodwill additions through business acquisition	13	**(348)**	-
Goodwill additions	13	**(9)**	(36)
Capex denominator as defined by the EU Taxonomy		**13,217**	9,621

Capex

Total capital expenditures consist of additions to property, plant and equipment including right of use assets line item as specified in note 12 Property, plant and equipment and additions to intangible assets as specified in note 13 Intangible assets to the Consolidated financial statements. Additions excludes additions and subsequent changes in estimated asset retirement obligations based on policy interpretation of the delegated act. Capitalised exploration and acquisition costs of oil and gas prospects related to exploration are recognised as intangible assets, and by interpretation of the Taxonomy regulation, considered to be included the KPI denominator, as this is a part of Equinor's ongoing activity (see assessment below). Goodwill acquired through business combinations is excluded from the capital expenditure KPI.

The definition of the capex KPI includes intangible assets in accordance with IAS 38. Acquired goodwill and capitalised costs according to the successful efforts method under IFRS 6 is out of the scope of IAS 38. The rationale for excluding IFRS 6 from the capex KPI is not clearly stated in the Taxonomy regulation. Equinor regards exploration activities as part of the ongoing core activities and has included capitalised exploration costs in the capex denominator. The exploration costs are not covered by the EU Taxonomy opex definition and not included in the opex KPI. Capitalised exploration expenditures do not have significant effect on the reported capex KPIs for the year-end 2023.

Opex

Total operating expenditures under the Taxonomy cover direct non-capitalised costs that relate to research and development, building renovation measures, short-term lease, maintenance and repair, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment that are necessary to ensure the continued and effective functioning of such assets.

Other direct expenditures relating to the day-to-day servicing of assets of property includes direct maintenance-related expenses. Operating expenditures consist of a subset of the operating expenditures in the income statement and does not include any selling, general and administrative expenditures, depreciation, amortisation, impairment, and exploration expenses.

Appendix 3
2023 Revenue

				SUBSTANTIAL CONTRIBUTION CRITERIA						DOES NOT SIGNIFICANT HARM									
Economic activities	Code	2023 Absolute Revenue USD million	2023 Proportion of Revenue %	Climate change mitigation %	Climate change adaptation %	Water and marine resources %	Circular economy %	Pollution %	Biodiversity and ecosystems %	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	2022 Taxonomy-aligned proportion of Revenue %	Category (enabling activity)	Category (transitional activity)
A. TAXONOMY-ELIGIBLE ACTIVITIES (A.1. + A.2.)																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Electricity generation from wind power	D35.11	0	0.0%	100%	0%	0%	0%	0%	0%	Y	Y	Y	Y	N/A	Y	Y	0%		
Electricity generation using solar photovoltaic technology	F42.22	(2)	0.0%	100%	0%	0%	0%	0%	0%	Y	Y	N/A	Y	N/A	Y	Y	0%		
Storage of electricity		0	0.0%	100%	0%	0%	0%	0%	0%	Y	Y	Y	Y	N/A	Y	Y	0%	E	
Revenue of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		**(2)**	**0.0%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**0%**		
Of which enabling		-	0.0%														0%		
Of which transitional		-	0.0%														0%		
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)				EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL										
Electricity generation from wind power	D35.11	(11)	0.0%	100%	0%	0%	0%	0%	0%								0%		
Electricity generation using solar photovoltaic technology	F42.22	(1)	0.0%	100%	0%	0%	0%	0%	0%								0%		
Storage of electricity		0	0.0%	100%	0%	0%	0%	0%	0%								0%		
Revenue of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**(12)**	**0.0%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**								**0%**		
B. TAXONOMY NON-ELIGIBLE ACTIVITIES																			
Revenue of Taxonomy-non-eligible activities (B)		**(106,118)**	**100.0%**																
Total (A+B)		**(106,132)**	**100.0%**																

2023 Capex

				SUBSTANTIAL CONTRIBUTION CRITERIA						DOES NOT SIGNIFICANT HARM									
Economic activities	Code	2023 Absolute Capex USD million	2023 Proportion of Capex %	Climate change mitigation %	Climate change adaptation %	Water and marine resources %	Circular economy %	Pollution %	Biodiversity and ecosystems %	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	2022 Taxonomy-aligned proportion of Capex %	Category (enabling activity)	Category (transitional activity)
A. TAXONOMY-ELIGIBLE ACTIVITIES (A.1. + A.2.)																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Electricity generation from wind power	D35.11	58	0.4%	100%	0%	0%	0%	0%	0%	Y	Y	Y	Y	N/A	Y	Y	1.0%		
Electricity generation using solar photovoltaic technology	F42.22	44	0.3%	100%	0%	0%	0%	0%	0%	Y	Y	N/A	Y	N/A	Y	Y	0.7%		
Storage of electricity		0	0.0%	100%	0%	0%	0%	0%	0%	Y	Y	Y	Y	N/A	Y	Y	0%	E	
Capex of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		**102**	**0.8%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**1.6%**		
Of which enabling		-	0%														0%		
Of which transitional		-	0%														0%		
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)				EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL										
Electricity generation from wind power	D35.11	622	4.7%	100%	0%	0%	0%	0%	0%								0.4%		
Electricity generation using solar photovoltaic technology	F42.22	418	3.2%	100%	0%	0%	0%	0%	0%								0.0%		
Storage of electricity		45	0.3%	100%	0%	0%	0%	0%	0%								0.5%		
Capex of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**1,085**	**8.2%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**								**0.9%**		
B. TAXONOMY NON-ELIGIBLE ACTIVITIES																			
Capex of Taxonomy-non-eligible activities (B)		**12,030**	**91.0%**																
Total (A+B)		**13,217**	**100.0%**																

2023 Opex

				SUBSTANTIAL CONTRIBUTION CRITERIA						DOES NOT SIGNIFICANT HARM									
Economic activities	Code	2023 Absolute Opex USD million	2023 Proportion of Opex %	Climate change mitigation %	Climate change adaptation %	Water and marine resources %	Circular economy %	Pollution %	Biodiversity and ecosystems %	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	2022 Taxonomy-aligned proportion of Opex %	Category (enabling activity)	Category (transitional activity)
A. TAXONOMY-ELIGIBLE ACTIVITIES (A.1. + A.2.)																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Electricity generation from wind power	D35.11	0	0.0%	100%	0%	0%	0%	0%	0%	Y	Y	Y	Y	N/A	Y	Y	0%		
Electricity generation using solar photovoltaic technology	F42.22	0	0.0%	100%	0%	0%	0%	0%	0%	Y	Y	N/A	Y	N/A	Y	Y	0%		
Storage of electricity		0	0.0%	100%	0%	0%	0%	0%	0%	Y	Y	Y	Y	N/A	Y	Y	0%	E	
Opex of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		**0**	**0.0%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**0%**		
Of which enabling		-	0.0%														0%		
Of which transitional		-	0.0%														0%		
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)				EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL	EL;N/EL										
Electricity generation from wind power	D35.11	1	0.1%	100%	0%	0%	0%	0%	0%								0%		
Electricity generation using solar photovoltaic technology	F42.22	0	0.0%	100%	0%	0%	0%	0%	0%								0%		
Storage of electricity		0	0.0%	100%	0%	0%	0%	0%	0%								0%		
Opex of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**1**	**0.0%**	**100%**	**0%**	**0%**	**0%**	**0%**	**0%**								**0%**		
B. TAXONOMY NON-ELIGIBLE ACTIVITIES																			
Opex of Taxonomy-non-eligible activities (B)		**1,723**	**99.9%**																
Total (A+B)		**1,724**	**100%**																

5.4 Additional sustainability information

About the sustainability elements of the report

Reporting standards

This report has been prepared in accordance with the Global Reporting Initiative (GRI) Universal Standards (2021) and GRI 11: Oil and Gas Sector 2021. The report should be read in conjunction with the GRI index available at equinor.com, to get an overview of the full extent of the report. We view this report to be our Communication on Progress to the UN Global Compact (advanced reporting level). We also use reporting guidance from Ipieca, the global oil and gas industry association for advancing environmental and social performance across the energy transition, and recommendations from the Task Force on Climate-related Financial Disclosures. This year's report has also been informed by the European Sustainability Reporting Standard as a first step towards compliance with the Corporate Sustainability Reporting Directive.

Assurance

We recognise that the quality of our reported sustainability data can be affected by inherent limitations in accuracy in raw data, calculation and estimation procedures including assumptions for such purposes, and in manual transfer of data. We strive to achieve data quality in line with expectations set out in GRI 1 Foundation 2021 and continue our work to improve internal reporting and control processes in line with the COSO framework for internal control. These processes are laid out in our internal performance framework. Examples of our internal assurance mechanisms are independent internal audits and verifications, quarterly reviews of the data at business area and corporate level, and an annual process where all reported sustainability data are reviewed by named individuals and their relevant leaders confirm, in documented form, that quality assurance has been performed. This report has been externally assured by EY, with reasonable level of assurance for selected climate, environment and safety indicators, and a limited level of assurance for the rest of the report, excluding forward looking information and field-specific reporting. The independent assurance statement, as listed in appendix, concludes that the report is presented in all material respects, in accordance with the GRI Standards.



Reporting boundaries

Defining consistent boundaries for sustainability reporting is challenging due to the complexity of ownership and operational arrangements, such as joint operating agreements. We strive to be consistent and transparent about variations in boundaries and provide a complete report in line with industry practice.

- Environmental data is, unless otherwise stated, reported on a 100% basis for our operated assets, facilities and vessels, including subsidiaries and operations where we are the technical service provider, for contracted drilling rigs and flotels ("operational control basis"), and for service operations vessels (SOV) and crew transfer vessels (CTV) during operations in REN.
- Scope 1 CO_2 emissions and upstream CO_2 intensity are reported both on an operational control basis and on equity basis (financial ownership interest).
- Scope 3 greenhouse gas emissions are reported on the basis of equity (products sold). Maritime emissions are reported from maritime vessels under Equinor contract, including project and supply vessels, drilling rigs, and tankers transporting both Equinor and third-party volumes.
- Scope 3 emissions related to business travel is for Equinor employees only.
- Health and safety incident data is reported for our operated assets, facilities and vessels, including subsidiaries and operations where we are the technical service provider. These include contracted drilling rigs, flotels, vessels, projects and modifications, and transportation of personnel and products, using a risk-based approach.
- Economic and energy production data are reported on an equity basis, unless otherwise stated.
- Workforce data covers employees in our direct employment. Temporary employees are not included.
- Human rights data is collected from operated and non-operated assets including from our supply chain.

Operations acquired or disposed of during the year are included for the period in which we owned them, unless otherwise stated. Entities that we do not control, but have significant influence over, are included in the form of disclosures of management approach. The report does not include data from equity interest fields/projects, such as joint ventures, where we are not operator. Exceptions are for climate data or where specified.

Restatements

Historic numbers are sometimes adjusted due to for example changes in reporting principles, changes of calculation factors used by authorities, or re-classification of incidents after investigations. We restate historic numbers and explain the changes if the adjustment represents a change of minimum 5% for indicators with reasonable level of assurance, and 10% for indicators with limited level of assurance.


Jæren

Task Force on Climate-related Financial Disclosures (TCFD) reference index 2023

Equinor aligns its climate-related disclosures with the recommendations of the Task Force on Climate-related Financial Disclosures. Relevant context and disclosures for each of the TCFD recommendations can be found at several places in the following disclosure products:

- Equinor's 2023 Integrated Annual Report (IR)
- Sustainability performance data (datahub on Equinor.com) (SPD)
- The Board statement on corporate governance (BSCG)
- Equinor's 2023 CDP response (CDP)

TCFD recommendation	Reference to Equinor disclosure products
Governance – Disclose the organisation's governance around climate-related risks and opportunities	
a) Describe the board's oversight of climate-related risks and opportunities.	▪ IR 1.9 – Governance and risk management ▪ IR 2.2 – Sustainability performance, Low carbon, Net-zero pathway ▪ BSCG – Section 9 (The work of the board of directors) and section 10 (Risk management and internal control) ▪ CDP C1 - Governance
b) Describe management's role in assessing and managing climate-related risks and opportunities.	▪ IR 1.9 – Governance and risk management ▪ IR 2.2 – Sustainability performance, Low carbon, Net-zero pathway ▪ CDP C1 – Governance ▪ CDP C2 – Risks and opportunities
Strategy – Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning where such information is material	
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	▪ IR 1.9 – Governance and risk management ▪ IR 2.2 – Sustainability performance, Low carbon, Net-zero pathway ▪ IR 5.2 – Risk factors ▪ CDP C2 – Risks and opportunities
b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	▪ IR 1.5 – Our strategy ▪ IR 1.6 – Progress on our Energy transition plan in 2023 ▪ IR 2.0 – Our 2023 performance ▪ IR 2.2 – Profitable portfolio, Climate scenario testing ▪ IR 2.2 – Profitable portfolio, Physical climate risk ▪ IR 2.2 – Sustainability performance, Low carbon, Net-zero pathway ▪ IR 3.4 – Marketing, midstream and processing (MMP), including low carbon solutions ▪ IR 3.5 – Renewables ▪ IR 4.1 Consolidated financial statements of the Equinor group – Notes to the Consolidated financial statements – Note 3: Climate change and energy transition and Note 14: Impairments, ▪ CDP C2 – Risks and opportunities ▪ CDP C3 – Business strategy
c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	▪ IR 1.5 – Our strategy ▪ IR 1.6 – Progress on our Energy transition plan in 2023 ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Climate scenario testing ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Physical climate risk ▪ IR 4.1 Consolidated financial statements of the Equinor group – Notes to the Consolidated financial statements – Note 3: Climate change and energy transition and Note 14: Impairments, ▪ CDP C3 – Business strategy

TCFD recommendation	Reference to Equinor disclosure products
Risk management – Disclose how the organisation identifies, assesses, and manages climate-related risks	
a) Describe the organisation's processes for identifying and assessing climate-related risks.	▪ IR 1.9 – Governance and risk management ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Climate scenario testing ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Physical climate risk ▪ CDP C2 – Risks and opportunities
b) Describe the organisation's processes for managing climate-related risks	▪ IR 1.9 – Governance and risk management ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Climate scenario testing ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Physical climate risk ▪ IR 2.2 – Sustainability performance, Net-zero pathway ▪ CDP C2 – Risks and opportunities
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	▪ IR 1.9 – Governance and risk management ▪ IR 2.2 – Sustainability performance, Net-zero pathway ▪ CDP C2 – Risks and opportunities
Metrics and targets – Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material	
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	▪ IR 1.6 – Progress on our Energy transition plan in 2023 ▪ IR 2.2 – Sustainability performance, Performance 2023, Material topics and 2023 performance ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Climate scenario testing ▪ IR 2.2 – Sustainability performance, Profitable portfolio, Physical climate risk ▪ IR 2.2 – Sustainability performance, Net-zero pathway ▪ CDP C4 – Targets and performance ▪ SPD Climate
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	▪ IR 1.6 – Progress on our Energy transition plan in 2023 ▪ IR 2.2 – Sustainability performance, Performance 2023, Material topics and 2023 performance ▪ IR 2.2 – Sustainability performance, Net-zero pathway ▪ CDP C4 – Targets and performance ▪ SPD Climate
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	▪ IR 1.6 – Progress on our Energy transition plan in 2023 ▪ IR 2.2 – Sustainability performance, Performance 2023, Material topics and 2023 performance ▪ IR 2.2 – Sustainability performance, Net-zero pathway ▪ CDP C4 – Targets and performance ▪ SPD Climate


Melkøya

Overview of climate ambitions

Ambition year	Ambitions	Boundary	Scope	Baseline year
2025	Upstream CO_2 intensity 7kg CO_2/boe	Operational control 100%, upstream	Scope 1 CO_2	NA
	>30% share of annual gross capex* to renewables and low carbon solutions	Equinor gross capex*	NA	NA
2030	Net 50% emission reduction[1]	Operational control 100%	Scope 1 and 2 CO_2 and CH_4	2015
	>50% share of annual gross capex* to renewables and low carbon solutions	Equinor gross capex*	NA	NA
	Reduce net carbon intensity by 20%[2]	Scope 1 and 2 GHG emissions (100% operator basis). Scope 3 GHG emissions from use of sold products (equity production), net of negative emissions. Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH_4	2019
	Renewable energy capacity 12-16 GW	Equity basis	Installed capacity (GW)	NA
	Upstream CO_2 intensity ~6kg CO_2/boe	Operational control 100%, upstream	Scope 1 CO_2	NA
	Reduce absolute emissions in Norway by 50%	Operational control 100% Norway	Scope 1 and 2 CO_2 and CH_4	2005
	5-10 million tonnes CO_2 transport and storage capacity per year	Equity basis	NA	NA
	Eliminate routine flaring	Operational control 100%	Flared hydrocarbons	NA
	Keep methane emission intensity near zero	Operational control 100%	CH4	2016
	Reduce maritime emissions by 50% in Norway	Scope 1 GHG emissions from drilling rigs and floatels. Scope 3 GHG emissions from all vessel contracted by Equinor.	Scope 1 and 3 CO_2 and CH_4	2005
2035	30-50 million tonnes CO_2 transport and storage capacity per year	Equity basis	NA	NA
	3-5 major industrial clusters for clean hydrogen projects	NA	NA	NA
	Reduce net carbon intensity by 40%[2]	Scope 1 and 2 GHG emissions (100% operator basis). Scope 3 GHG emissions from use of sold products (equity production), net of negative emissions. Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH_4	2019
2040	Reduce absolute emissions in Norway by 70%	Operational control 100%, Norway	Scope 1 and 2 CO_2 and CH_4	2005
2050	Net-zero emissions and 100% net carbon intensity reduction[2]	Scope 1 and 2 GHG emissions (100% operator basis). Scope 3 GHG emissions from use of sold products (equity production), net of negative emissions. Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH_4	2019
	Reduce absolute emissions in Norway to near zero	Operational control 100% Norway	Scope 1 and 2 CO_2 and CH_4	2005
	Reduce maritime emissions by 50% globally	Scope 1 GHG emissions from drilling rigs and floatels. Scope 3 GHG emissions from all vessel contracted by Equinor	Scope 1 and 3 CO_2 and CH_4	2008

1) 90% of these reductions to be met by absolute reductions
2) For more details, please see the Net-GHG emissions and net carbon intensity methodology note on equinor.com.

5.5 Statements on this report incl. independent auditor reports

Statement on compliance

Today, the board of directors and the chief executive officer reviewed the 2023 Integrated Annual Report, which includes the board of directors' report, the Equinor ASA Consolidated and parent company annual financial statements as of 31 December 2023, and the corporate social responsibility statement. The parts of the 2023 Integrated Annual Report that constitute the board of directors´ report are indicated under About the Report in the Introduction.

Pursuant to the Norwegian Securities Trading Act section 5-5 with pertaining regulations we confirm to the best of our knowledge that:

- the Equinor Consolidated annual financial statements for 2023 have been prepared in accordance with IFRS Accounting Standards as adopted by the European Union (EU), IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the parent company financial statements for Equinor ASA for 2023 have been prepared in accordance with simplified application of international accounting standards according to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of international accounting standards issued by the Norwegian Ministry of Finance, and that
- the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results, and that
- the board of directors' report gives a true and fair view of the development, performance, financial position, principal risks and uncertainties of the company and the group.

Additionally, and pursuant to the Norwegian Securities Trading Act section 5-5 (a) we confirm to the best of our knowledge that the report Payment to governments, as referred to in the Integrated Annual Report, has been prepared in accordance with the requirements in the Norwegian Accounting Act section 3-3 d and Norwegian Securities Trading Act Section 5-5a with pertaining regulations.

12 March 2024
THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER
DEPUTY CHAIR

/s/ REBEKKA GLASSER HERLOFSEN

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ HAAKON BRUUN-HANSSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Recommendation of the corporate assembly

Resolution:
At the meeting on March 20, 2024, the corporate assembly discussed the consolidated annual accounts for Equinor ASA and its subsidiaries, the annual accounts for the parent company Equinor ASA, as well as the board's proposal for the allocation of net income in Equinor ASA.

The corporate assembly recommends that the consolidated annual accounts, the annual accounts for the parent company Equinor ASA, and the allocation of net income proposed by the board of directors are approved.

Oslo, 20 March 2024

/s/ JARLE ROTH
Chair of the corporate assembly

Corporate assembly

Jarle Roth	Nils Bastiansen	Finn Kinserdal	Kari Skeidsvoll Moe	Kjerstin Fyllingen
Kjerstin R. Braathen	Mari Rege	Trond Straume	Martin Wien Fjell	Merete Hverven
Helge Aasen	Liv B. Ulriksen	Peter B. Sabel	Trine Hansen Stavland	Ingvild Berg Martiniussen
Berit Søgnen Sandven	Frank Indreland Gundersen	Per Helge Ødegård		

The report set out below is provided in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). Ernst & Young AS (PCAOB ID: 1572) has also issued reports in accordance with standards of the Public Company Accounting Oversight Board (PCAOB) in the US, which include opinions on the Consolidated financial statements of Equinor ASA and on the effectiveness of internal control over financial reporting as at 31 December 2023. Those reports are set out on in the 2023 Form 20-F.

Independent auditor´s report

To the Annual Shareholders' Meeting of Equinor ASA

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Equinor ASA (the Company) which comprise the financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the Group). The financial statements of the Company comprise the balance sheet as at 31 December 2023 and the income statement, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended and notes to the financial statements, including a summary of significant accounting policies. The consolidated financial statements of the Group comprise the balance sheet as at 31 December 2023, the income statement, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended and notes to the financial statements, including material accounting policy information.

In our opinion

- the financial statements comply with applicable legal requirements,
- the financial statements give a true and fair view of the financial position of the Company as at 31 December 2023 and its financial performance and cash flows for the year then ended in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act,
- the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2023 and its financial performance and cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the EU.

Our opinion is consistent with our additional report to the audit committee.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor´s responsibilities for the audit of the financial statements section of our report. We are independent of the Company and the Group in accordance with the requirements of the relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants´ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

To the best of our knowledge and belief, no prohibited non-audit services referred to in the Audit Regulation (537/2014) Article 5.1 have been provided.

We have been the auditor of the Company for 5 years from the election by the general meeting of the shareholders on 15 May 2019 for the accounting year 2019.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for 2023. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Impact of climate change and energy transition on the financial statements

Basis for the key audit matter
As described in Note 3 to the Consolidated Financial Statements, the effects of the initiatives to limit climate change and the potential impact of the energy transition are relevant to some of the economic assumptions in the Company's estimation of future cash flows. Climate considerations are included directly in the impairment assessments by estimating the carbon costs in the cash flows, and indirectly as the expected effects of the climate change are included in the estimated commodity prices. As also described in Note 3, commodity price assumptions applied in value-in-use impairment testing are based on management's best estimate, which differs from the price-set required to achieve the goals of the Paris Agreement as described in the International Energy Agency (IEA) World Energy Outlook's Announced Pledges Scenario, or the Net Zero Emissions by 2050 Scenario.

The impact of the energy transition and potential restrictions by regulators, market and strategic considerations may also have an effect on the estimated production profiles and the economic lifetime of the Company's assets and projects. In addition, if the Company's business cases for the oil and gas producing assets in the future should change materially due to governmental initiatives to limit climate change, it could affect the timing of cessation of the assets and the asset retirement obligations (ARO).

Auditing management's estimate of the impact of climate change and energy transition on the financial statements is complex and involves a high degree of judgement. Significant assumptions used in such estimate are commodity prices and carbon costs.

We consider the impact of climate change and energy transition on the financial statements to be a key audit matter given the significance of this matter and the complexity and uncertainty in the estimates and assumptions used by management.

Our audit response
We obtained an understanding of the Company's process for evaluating the impact of climate change and energy transition on the financial statements. This included testing controls over management's review of the significant assumptions commodity prices and carbon costs.

With the involvement of climate change and sustainability specialists, we evaluated management's assessment of the impact of climate change and energy transition on the financial statements. Our audit procedures among other comprised the following:

- We evaluated management's methodology to factor climate-related matters into their determination of future commodity price assumptions and compared those with external benchmarks
- We evaluated management's methodology to determine future carbon costs and compared those with the current legislation in place in the relevant jurisdictions and the jurisdictions' announced pledges regarding escalation of carbon costs
- We evaluated management's sensitivity analyses over its future commodity prices and carbon cost assumptions by taking into consideration, among other sources, the Net Zero Emissions by 2050 Scenario and Announced Pledges Scenario estimated by the International Energy Agency (IEA)
- We evaluated management's sensitivity analyses over the effect of performing removal five years earlier than currently scheduled due to potential governmental initiatives to limit climate change
- We have also evaluated management's disclosures related to the consequences of initiatives to limit climate change, including the effects of the Company's climate change strategy on the Consolidated Financial Statements and the energy transition's effects on estimation uncertainty, discussed in more detail in Notes 3, 14 and 23

Recoverable amounts of production plants and oil and gas assets including assets under development

Basis for the key audit matter
As of 31 December 2023, the Company has recognised production plants and oil and gas assets, including assets under development, of USD 39,585 million and USD 13,980 million, respectively, within Property, plant and equipment. Refer to Note 14 to the Consolidated Financial Statements for the related disclosures. As described in Note 14, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management's best estimate of the economic conditions that will exist over the asset's useful life. The asset's operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.

Auditing management's estimate of the recoverable amount of production plants and oil and gas assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.

These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Company is subject to different tax structures that are inherently complex, particularly in Norway.

We consider the determination of the recoverable amounts of production plants and oil and gas assets including assets under development to be a key audit matter given the significance of the accounts on the balance sheet and the complexity and uncertainty of the estimates and assumptions used by management in the cash flow models.

Our audit response
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management's review of assumptions and inputs to the assessments of impairment and impairment reversals.

Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of the recoverable amount. We also evaluated the relevant tax effects based on the local legislation of the relevant jurisdictions, particularly in Norway, and tested the clerical accuracy of the models through independently recalculating the value in use. We involved valuation specialists to assist us with these procedures. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts. For those assets previously impaired, we compared actual results to the forecasts used in historical impairment analyses. We also compared expected reserve volumes with internal production forecasts and external evaluations of expected reserves and we compared the historical production with management's previous production forecasts, with the involvement of our reserves specialists.

To test price assumptions, we evaluated management's methodology to determine future commodity prices and compared such assumptions to external benchmarks, among other procedures. We involved valuation specialists to assist in evaluating the reasonableness of the Company's assessment of currency exchange rates and the discount rate, by assessing the Company's methodologies and key assumptions used to calculate the rates and by comparing those rates with external information.

We also evaluated management's methodology to factor climate-related matters into their determination of future commodity prices and carbon cost assumptions. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

Estimation of the asset retirement obligation

Basis for the key audit matter
As of 31 December 2023, the Company has recognised a provision for decommissioning and removal activities of USD 12,360 million classified within Provisions and other liabilities. Refer to Note 23 to the Consolidated Financial Statements for the related disclosures. As described in Note 23, the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments, expectations about future regulatory and technological development and involve the application of judgement and an inherent risk of significant adjustments. The estimated costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties.

Auditing management's estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the provision for such obligations involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rates and the expected future costs, which include the underlying assumptions norms and rates, and time required to decommission and can vary considerably depending on the expected removal complexity.

These significant assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

We consider the estimation of the asset retirement obligations to be a key audit matter given the significance of the accounts on the balance sheet and the complexity and uncertainty of the assumptions used in the estimate.

Our audit response
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This included testing controls over management's review of assumptions described above, used in the calculation of the ARO.

To test management's estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by comparing significant additions to property, plant and equipment to management's assessment of new ARO obligations recognized in the period.

To assess the expected future costs, among other procedures, we compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data. We compared discount rates to external market data. With the support of our valuation specialists, we evaluated the methodology and models used by management to estimate the ARO and performed a sensitivity analysis on the significant assumptions. In addition, we recalculated the formulas in the models.

We also evaluated management's methodology to factor climate-related matters into their determination of the timing of cessation of the assets and the asset retirement obligations. For more detail, please refer to the key audit matter related to the Impact of climate change and energy transition on the financial statements.

Other information

Other information consists of the information included in the annual report other than the financial statements and our auditor's report thereon. Management (the board of directors and Chief Executive Officer) is responsible for the other information. Our opinion on the financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and, in doing so, consider whether the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility and the report on payments to government contain the information required by applicable legal requirements and whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that the other information is materially inconsistent with the financial statements, there is a material misstatement in this other information or that the information required by applicable legal requirements is not included in the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility or the report on payments to government, we are required to report that fact.

We have nothing to report in this regard, and in our opinion, the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility and the report on payments to governments are consistent with the financial statements and contain the information required by applicable legal requirements.

Responsibilities of management for the financial statements

Management is responsible for the preparation of the financial statements of the Company that give a true and fair view in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act, and for the preparation of the consolidated financial statements of the Group that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the EU. Management is responsible for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's and the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or the Group, or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirement

Report on compliance with regulation on European Single Electronic Format (ESEF)

Opinion
As part of the audit of the financial statements of Equinor ASA we have performed an assurance engagement to obtain reasonable assurance about whether the financial statements included in the annual report, with the file name eqnr20231231NO.zip, have been prepared, in all material respects, in compliance with the requirements of the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) and regulation pursuant to Section 5-5 of the Norwegian Securities Trading Act, which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the consolidated financial statements.

In our opinion, the financial statements, included in the annual report, have been prepared, in all material respects, in compliance with the ESEF Regulation.

Management's responsibilities
Management is responsible for the preparation of the annual report in compliance with the ESEF Regulation. This responsibility comprises an adequate process and such internal control as management determines is necessary.

Auditor's responsibilities
Our responsibility, based on audit evidence obtained, is to express an opinion on whether, in all material respects, the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation. We conduct our work in accordance with the International Standard for Assurance Engagements (ISAE) 3000 – "Assurance engagements other than audits or reviews of historical financial information". The standard requires us to plan and perform procedures to obtain reasonable assurance about whether the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation.

As part of our work, we perform procedures to obtain an understanding of the company's processes for preparing the financial statements in accordance with the ESEF Regulation. We test whether the financial statements are presented in XHTML-format. We evaluate the completeness and accuracy of the iXBRL tagging of the consolidated financial statements and assess management's use of judgement. Our procedures include reconciliation of the iXBRL tagged data with the audited financial statements in human-readable format. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Stavanger, 12 March 2024
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorised Public Accountant (Norway)
(This translation from Norwegian has been prepared for information purposes only.)

Independent accountant´s assurance report

To the Annual Shareholders' Meeting of Equinor ASA

Scope

We have been engaged by Equinor ASA (the "Company") to perform an assurance engagement, that will give

- Limited assurance, as defined by International Standards on Assurance Engagements, to report on Equinor ASA´s sustainability reporting as defined and specified in the Equinor ASA's GRI Index (see the document GRI Index 2023 on https://www.equinor.com/sustainability/reporting) (the "Subject Matter for limited assurance") as for the year ended 31 December 2023.
- Reasonable assurance, as defined by International Standards on Assurance Engagements, to report on Equinor ASA's sustainability reporting as defined and specified in Table 1, which Equinor ASA has defined in the Company's GRI index (see the document GRI Index 2023 on https://www.equinor.com/sustainability/reporting) (the "Subject Matter for reasonable assurance") as for the year ended 31 December 2023.

Table 1: Disclosure description and boundary as defined in the GRI index

Disclosure description:	Boundary:
Renewable energy production	Equity basis
Renewable installed capacity	Equity basis
Scope 1 GHG emissions	Operational control
CO_2 emissions (Scope 1)	Operational control
CH_4 emissions	Operational control
Scope 2 GHG emissions (location based)	Operational control
Scope 2 GHG emissions (market based)	Operational control
Number of oil spills	Operational control
Volume of oil spills	Operational control
Oil and gas leakages with a leakage rate of 0.1kg per second or more [performance indicator]	Operational control
GRI 403-9 (This includes reporting on the performance indicators "Total serious incident frequency (SIF) [performance indicator]", "Actual SIF", Total recordable injury frequency (TRIF) [performance indicator]", "Employee TRIF", "Contractor TRIF", "Total fatalities", "Employees´ fatalities", "Contractors´ fatalities")	Operational control

We did not perform assurance procedures over section "Portfolio robustness" in the Equinor 2023 Integrated Annual Report, or on Equinor's reporting on Greenhouse gas ("GHG") emissions at individual field level presented in Equinor Sustainability Data hub, or on Equinor's reporting on "New projects with net positive impact plans (NPI)".

Furthermore, we did not perform assurance procedures on the historical information presented for 2018 referred to by Equinor ASA in the Equinor 2023 Integrated Annual Report.

Other than as described in the first paragraph, which sets out the scope of our engagement, we did not perform assurance procedures on the remaining information included in the Equinor 2023 Integrated Annual report, and accordingly, we do not express an opinion on this information.

Criteria applied by Equinor ASA

In preparing the Subject Matter for limited assurance and the Subject Matter for reasonable assurance (the "Subject Matters"), Equinor ASA applied the relevant criteria from the Global Reporting Initiative (GRI) sustainability reporting standards as well as own defined criteria (the "Criteria"). The Criteria can be accessed at globalreporting.org and in Equinor's GRI-index and are available to the public. Such Criteria were specifically designed for companies and other organizations that want to report their sustainability impacts in a consistent and credible way. As a result, the information may not be suitable for another purpose.

Equinor ASA's responsibilities

The Board of Directors and management are responsible for selecting the Criteria, and for presenting the Subject Matters in accordance with the Criteria, in all material respects. This responsibility includes establishing and maintaining internal controls, maintaining adequate records and making estimates that are relevant to the preparation of the Subject Matters, such that they are free from material misstatement, whether due to fraud or error.

EY's responsibilities – limited assurance engagement

Our responsibility is to express a conclusion on the presentation of the Subject Matter for limited assurance based on the evidence we have obtained.

We conducted our engagement in accordance with the International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information ('ISAE 3000 (Revised)'). This standard requires that we plan and perform our engagement to obtain limited assurance about whether, in all material respects, the Subject Matter for limited assurance is presented in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusions.

EY's responsibilities – reasonable assurance engagement

Our responsibility is to express an opinion on the presentation of the Subject Matter for reasonable assurance based on the evidence we have obtained.

We conducted our engagement in accordance with the International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information ('i 3000 (Revised)'). This standard requires that we plan and perform our engagement to obtain reasonable assurance about whether, in all material respects, the Subject Matter for reasonable assurance is presented in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion.

Our Independence and quality control

We are independent of the Company and the Group in accordance with the requirements of the relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

EY also applies International Standard on Quality Management 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services engagements, which requires that we design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Description of procedures performed

This engagement is designed to express a) limited assurance on the Subject Matter for limited assurance and b) reasonable assurance on the Subject Matter for reasonable assurance.

GHGs are quantified when preparing the Subject Matters. The quantification process used in preparing the reporting is subject to scientific uncertainty, which arises because of incomplete scientific knowledge about the measurement of GHGs, including CO_2 and CH_4. Additionally, GHG emissions are subject to estimation and measurement uncertainty resulting from the calculation process used to quantify emissions within the bounds of existing scientific knowledge. Our verification of these disclosures relates to the criteria for estimation set by local authorities.

a) Procedures performed to express a statement with limited assurance
Procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained if a reasonable assurance engagement had been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance.

Although we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems.

A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Subject Matter for limited assurance and related information and applying analytical and other appropriate procedures.

Our procedures included:

- Interviews with key personnel to understand the reporting process for collecting information, collating and reporting the Subject Matter during the reporting period
- Tested on a sample basis the calculation Criteria against the methodologies outlined in the Criteria
- Analyses of Subject Matter data
- Comparison, on a sample basis, of Subject Matter data against supporting documentation
- Comparison of the presentation of the Subject Matter with the presentation requirements outlined in the Criteria.

We believe that our procedures provide us with an adequate basis for our conclusion. We also performed such other procedures as we considered necessary in the circumstances.

b) Procedures performed to express a statement with reasonable assurance
Procedures to obtain a reasonable assurance level include examining, on a test basis, evidence supporting the quantitative and qualitative information.

Our procedures included:

- Interviews with key personnel to understand the Company's reporting process for collecting, collating and reporting the Subject Matter during the reporting period
- Test on a sample basis the calculation Criteria against the methodologies outlined in the Criteria
- Analyses of Subject Matter data
- Comparison, on a sample basis, of Subject Matter data against supporting documentation
- Comparison of the presentation of the Subject Matter with the presentation requirements outlined in the Criteria.
- Performed digital site visits and interviews with Company's personnel at a sample of locations in order to gather and review underlying data and assess the implementation of the processes and controls related to the preparation of the selected safety and environmental performance indicators
- Recalculating of safety and climate disclosures presented in Table 1 presented above, and assessing the reasonableness of the estimates made by the Company

We believe that our procedures provide us with an adequate basis for our opinion. We also performed such other procedures as we considered necessary in the circumstances.

Limited assurance conclusion
Based on our procedures and the evidence obtained, we are not aware of any material modifications that should be made to the Subject Matter for limited assurance as for the reporting year ended 31 December 2023 in order for it to be in accordance with the Criteria.

Reasonable assurance opinion
In our opinion the Subject Matter for reasonable assurance as for the reporting year ended 31 December 2023 is presented, in all material respects, in accordance with the Criteria.

Stavanger, 12 March 2024
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorised Public Accountant (Norway)
(This translation from Norwegian has been prepared for information purposes only.)

5.6 Use and reconciliation of non-GAAP financial measures

Non-GAAP financial measures, also known as alternative performance measures, are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles (i.e, IFRS Accounting Standards in the case of Equinor). The following financial measures may be considered non-GAAP financial measures:

a) Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital employed ratio adjusted
b) Return on average capital employed (ROACE)
c) Organic capital expenditures
d) Gross capital expenditures (Gross capex)
e) Cash flow from operations after taxes paid (CFFO after taxes paid)
f) Net cash flow (previously named Free cash flow)
g) Adjusted earnings and adjusted earnings after tax

a) Net debt to capital employed ratio

In Equinor's view, net debt ratios provide a more informative picture of Equinor's financial strength than gross interest-bearing financial debt.

Three different net debt to capital ratios are provided below: 1) net debt to capital employed, 2) net debt to capital employed ratio adjusted, including lease liabilities, and 3) net debt to capital employed ratio adjusted.

These calculations are all based on Equinor's gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet and exclude cash, cash equivalents and current financial investments.

The following adjustments are made in calculating the net debt to capital employed ratio adjusted, including lease liabilities and the net debt to capital employed ratio adjusted: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor's securities are trading and therefore are presented as restricted cash and cash equivalents. Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor's view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions.

Additionally, lease liabilities are further excluded in calculating the net debt to capital employed ratio adjusted.

The accompanying table details the calculations for these non-GAAP measures and reconciles them with the most directly comparable IFRS Accounting Standards financial measure or measures.

Calculation of capital employed and net debt to capital employed ratio		**For the year ended 31 December**	
(in USD million)		**2023**	**2022**
Shareholders' equity		**48,490**	53,988
Non-controlling interests		**10**	1
Total equity	A	**48,500**	53,989
Current finance debt and lease liabilities		**7,275**	5,617
Non-current finance debt and lease liabilities		**24,521**	26,551
Gross interest-bearing debt	B	**31,796**	32,168
Cash and cash equivalents		**9,641**	15,579
Current financial investments		**29,224**	29,876
Cash and cash equivalents and current financial investment	C	**38,865**	45,455
Net interest-bearing debt before adjustments	B1 = B-C	**(7,069)**	(13,288)
Other interest-bearing elements [1)]		**2,030**	6,538
Net interest-bearing debt adjusted, including lease liabilities	B2	**(5,040)**	(6,750)
Lease liabilities		**3,570**	3,668
Net interest-bearing debt adjusted	B3	**(8,610)**	(10,418)

Calculation of capital employed and net debt to capital employed ratio		**For the year ended 31 December**	
(in USD million)		**2023**	**2022**
Calculation of capital employed:			
Capital employed	A+B1	**41,431**	40,701
Capital employed adjusted, including lease liabilities	A+B2	**43,460**	47,239
Capital employed adjusted	A+B3	**39,890**	43,571
Calculated net debt to capital employed			
Net debt to capital employed	(B1)/(A+B1)	**(17.1%)**	(32.6%)
Net debt to capital employed ratio adjusted, including lease liabilities	(B2)/(A+B2)	**(11.6%)**	(14.3%)
Net debt to capital employed ratio adjusted	(B3)/(A+B3)	**(21.6%)**	(23.9%)

1) The following adjustments are made in calculating the net debt to capital employed adjusted, including lease liabilities ratio and the net debt to capital employed adjusted ratio: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor is trading and presented as restricted cash and cash equivalents . Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor's view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions.

b) Return on average capital employed (ROACE)
Return on average capital employed (ROACE) is the ratio of adjusted earnings after tax to the average capital employed adjusted. The reconciliation for adjusted earnings after tax is presented in section g). Average capital employed adjusted refers to the average of the capital employed adjusted values as of 31 December for both the current and the preceding year, as presented under the heading Calculation of capital employed in section a).

Equinor uses ROACE to evaluate performance by measuring how effectively the company employs its capital, whether financed through equity or debt.

An IFRS Accounting Standards measure most directly comparable to ROACE would be calculated as the ratio of net income/(loss) to average capital employed that is based on Equinor's gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet, excluding cash, cash equivalents and current financial investments.

ROACE is used as a supplementary measure and should not be viewed in isolation or as an alternative to measures calculated in accordance with IFRS Accounting Standards including income before financial items, income taxes and minority interest, or net income, or ratios based on these figures.

Forward-looking ROACE included in this report is not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from IFRS Accounting Standards measures used to determine ROACE cannot be predicted with reasonable certainty.

Calculated ROACE based on IFRS Accounting Standards		**31 December**	
(in USD million, except percentages)		**2023**	**2022**
Net income/(loss)	A	**11,904**	28,744
Average total equity	1	**51,244**	46,506
Average current finance debt and lease liabilities		**6,446**	6,001
Average non-current finance debt and lease liabilities		**25,536**	28,202
- Average cash and cash equivalents		**(12,610)**	(14,853)
- Average current financial investments		**(29,550)**	(25,561)
Average net-interest bearing debt	2	**(10,178)**	(6,210)
Average capital employed	B = 1+2	**41,066**	40,296
Calculated ROACE based on Net income/loss and capital employed	A/B	**29.0%**	71.3%

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted		**31 December**	
(in USD million, except percentages)		**2023**	**2022**
Adjusted earnings after tax	A	**10,371**	22,680
Average capital employed adjusted	B	**41,731**	41,134
Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted	A/B	**24.9%**	55.1%

c) Organic capital expenditures

Organic capital expenditures represent additions to PP&E, intangibles and equity accounted investments, excluding expenditures related to acquisitions, leased assets, and other investments with significantly different cash flow patterns. Equinor believes this measure gives stakeholders relevant information to understand the company's investments in maintaining and developing its existing business operations.

Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

Calculation of organic capital expenditures	For the year ended 31 December	
(in USD billion)	2023	2022
Additions to PP&E, intangibles and equity accounted investments	**14.5**	10.0
Acquisition-related additions	**(3.2)**	(0.6)
Right of use asset additions	**(1.1)**	(1.3)
Other additions (with unique cash flow patterns)		
Organic capital expenditures	**10.2**	8.1

d) Gross capital expenditures (Gross capex)

Gross capital expenditures represent capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in the financial statements, excluding additions to right of use assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures in equity accounted investments not included in Additions to PP&E, intangibles and equity accounted investments. Equinor believes that by excluding additions to right of use assets related to leases, this measure better reflects the company's investments in the business to drive growth.

Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from such IFRS Accounting Standards measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Calculation of gross capital expenditures	For the year ended 31 December	
(in USD billion)	2023	2022
Additions to Property, plant and equipment, Intangibles and Equity accounted companies	**14.5**	10.0
Less adjustments	**0.4**	0.4
Gross capital expenditures	**14.1**	9.6

e) Cash flows from operations after taxes paid (CFFO after taxes paid)

Cash flows from operations after taxes paid represents, and is used by management to evaluate, cash generated from operating activities after taxes paid, which is available for investing activities, for debt servicing and for distribution to shareholders. Cash flows from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures.

The table below provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates:

Cash flow from operations after taxes paid (CFFO after taxes paid)

(in USD million)	2023	2022
Cash flows provided by operating activities before taxes paid and working capital items	**48,016**	83,608
Taxes paid	**(28,276)**	(43,856)
Cash flow from operations after taxes paid (CFFO after taxes paid)	**19,741**	39,752

Forward-looking cash flows from operations after taxes paid included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from such IFRS Accounting Standards measure to determine cash flows from operations after taxes paid cannot be predicted with reasonable certainty.

f) Net cash flow (previously named Free cash flow)

Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. The measure underwent a name change in 2023; however, all other aspects of the measure remain unchanged. Net cash flow is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is limited and does not represent residual cash flows available for discretionary expenditures.

The table below reconciles Net cash flow with its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates:

Net cash flow

(in USD billion)	2023	2022
Cash flows provided by operating activities before taxes paid and working capital items	**48.0**	83.6
Taxes paid	**(28.3)**	(43.9)
Cash used/received in business combinations	**(1.2)**	0.1
Capital expenditures and investments	**(10.6)**	(8.8)
(Increase)/decrease in other interest-bearing items	**(0.1)**	(0.0)
Proceeds from sale of assets and businesses	**0.3**	1.0
Net cash flow before capital distribution	**8.2**	32.1
Dividends paid	**(10.9)**	(5.4)
Share buy-back	**(5.6)**	(3.3)
Net cash flow	**(8.3)**	23.4

g) Adjusted earnings and adjusted earnings after tax

Adjusted earnings are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management believes adjusted earnings provides an indication of Equinor's underlying operational performance in the period and facilitates comparison of operational trends between periods. The calculation of Adjusted earnings was changed in 2023, as detailed below.

Adjusted earnings after tax equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to operating income to take the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effects related to tax exposure items not related to the individual reporting period are excluded from adjusted earnings after tax. Management believes adjusted earnings after tax provides an indication of Equinor's underlying operational performance and facilitates comparisons of operational trends between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS Accounting Standards measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS Accounting Standards measures as these non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our ongoing operations for the production, manufacturing and marketing of our products and exclude pre- and post-tax impacts of net financial items. Equinor reflects such underlying developments in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability and should therefore not be used in isolation.

Amended principles for Adjusted earnings with effect from 2023:

Equinor has made the following changes to the items adjusted for within Adjusted earnings:

- With effect from 2023, movements in the fair value of commodity derivatives used to manage price risk exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
- With effect from 2023, the principle used to adjust the valuation of commercial storages is based on the forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.

These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately reflecting the economic impact of its risk management activities.

For further information on Adjusted earnings, see note 28 Financial instruments and fair value measurement to the Consolidated financial statements.

Impact of change	**Full year of 2022**		
MMP segment	**As reported**	**Impact**	**Restated**
Changes in fair value of derivatives	(149)	1,801	1,651
Periodisation of inventory hedging effect	(349)	181	(168)
Adjusted total revenues and other income	147,599	1,981	149,580
Adjusted earnings/(loss)	2,253	1,981	4,234
Adjusted earnings/(loss) after tax	2,727	(10)	2,717

Impact of change	**Full year of 2022**		
Equinor group	**As reported**	**Impact**	**Restated**
Changes in fair value of derivatives	(207)	1,801	1,593
Periodisation of inventory hedging effect	(349)	181	(168)
Adjusted total revenues and other income	149,910	1,981	151,891
Adjusted earnings/(loss)	74,940	1,981	76,921
Adjusted earnings/(loss) after tax	22,691	(10)	22,680
Effective tax rates on adjusted earnings	69.7%	0.8%	70.5%

No other line items or segments were affected by the change.

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted earnings and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted earnings, as these fluctuations are not indicative of the underlying performance of the business.
- **Periodisation of inventory hedging effect:** Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. An adjustment is made to align the valuation principles of inventories with related derivative contracts. With effect from 2023, the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.
- **Over/underlift:** Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted to show estimated revenues and associated costs based upon the production for the period to reflect operational performance.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and net impairments line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (internal unrealised profit on inventories):** Volumes derived from equity oil inventory vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group and still in inventory at period end is eliminated according to IFRS Accounting Standards (write down to production cost). The proportion of realised versus unrealised gain fluctuates from one period to another due to inventory strategies and consequently impacts net operating income/(loss). Write down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

Items impacting net operating income/(loss) in the full year of 2023 (in USD million)	**Equinor group**	**Exploration & Production Norway**	**Exploration & Production International**	**Exploration & Production USA**	**Marketing, Midstream & Processing**	**Renewables**	**Other**
Total revenues and other income	**107,174**	38,340	7,032	4,319	105,908	17	(48,442)
Adjusting items	**(1,303)**	(128)	(76)	(32)	(1,049)	(17)	(1)
Changes in fair value of derivatives	**(711)**	128	(96)	-	(743)	-	-
Periodisation of inventory hedging effect	**(183)**	-	-	-	(183)	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**10**	(35)	45	-	-	-	-
Other adjustments	**(100)**	-	-	-	(100)	-	-
Gain/loss on sale of assets	**(319)**	(221)	(25)	(32)	(23)	(17)	(1)
Adjusted total revenues and other income	**105,871**	38,213	6,956	4,286	104,860	(0)	(48,443)
Purchases [net of inventory variation]	**(48,175)**	(0)	(70)	-	(95,769)	0	47,664
Adjusting items	**173**	-	-	-	36	-	137
Operational storage effects	**41**	-	-	-	41	-	-
Provisions	**(5)**	-	-	-	(5)	-	-
Eliminations	**137**	-	-	-	-	-	137
Adjusted purchases [net of inventory variation]	**(48,003)**	(0)	(70)	-	(95,733)	0	47,801
Operating and administrative expenses	**(11,800)**	(3,759)	(2,176)	(1,178)	(4,916)	(462)	692
Adjusting items	**260**	29	261	22	(72)	20	-
Over-/underlift	**7**	29	(22)	-	-	-	-
Other adjustments	**36**	-	-	22	-	14	-
Gain/loss on sale of assets	**289**	-	283	-	-	6	-
Provisions	**(72)**	-	-	-	(72)	-	-
Adjusted operating and administrative expenses	**(11,540)**	(3,730)	(1,915)	(1,156)	(4,988)	(442)	692

Items impacting net operating income/(loss) in the full year of 2023 (in USD million)	**Equinor group**	**Exploration & Production Norway**	**Exploration & Production International**	**Exploration & Production USA**	**Marketing, Midstream & Processing**	**Renewables**	**Other**
Depreciation, amortisation and net impairments	**(10,634)**	(5,017)	(2,433)	(1,489)	(1,239)	(312)	(143)
Adjusting items	**1,259**	588	310	(290)	343	300	9
Impairment	**1,550**	588	310	-	343	300	9
Reversal of impairment	**(290)**	-	-	(290)	-	-	-
Adjusted depreciation, amortisation and net impairments	**(9,374)**	(4,429)	(2,123)	(1,779)	(897)	(12)	(134)
Exploration expenses	**(795)**	(476)	(20)	(299)	-	-	-
Adjusting items	**61**	-	36	25	-	-	-
Impairment	**61**	-	36	25	-	-	-
Adjusted exploration expenses	**(734)**	(476)	16	(274)	-	-	-
Net operating income/(loss)	**35,770**	29,087	2,332	1,353	3,984	(757)	(229)
Sum of adjusting items	**451**	490	532	(277)	(742)	303	145
Adjusted earnings/(loss)	**36,220**	29,577	2,863	1,076	3,242	(454)	(84)
Tax on adjusted earnings	**(25,850)**	(23,083)	(1,213)	(304)	(1,364)	63	51
Adjusted earnings/(loss) after tax	**10,371**	6,494	1,650	773	1,877	(391)	(33)

Items impacting net operating income/(loss) in the full year of 2022 (in USD million)	**Equinor group**	**Exploration & Production Norway**	**Exploration & Production International**	**Exploration & Production USA**	**Marketing, Midstream & Processing**	**Renewables**	**Other**
Total revenues and other income	**150,806**	75,930	7,431	5,523	148,105	185	(86,367)
Adjusting Items	**1,085**	(487)	185	-	1,475	(110)	22
Changes in fair value of derivatives	**1,593** [1]	(263)	205	-	1,651 [1]	-	-
Periodisation of inventory hedging effect	**(168)** [1]	-	-	-	(168) [1]	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**510**	507	3	-	-	-	-
Other adjustments	**(0)**	-	(22)	-	-	-	22
Gain/loss on sale of assets	**(850)**	(731)	-	-	(9)	(111)	(0)
Adjusted total revenues and other income	**151,891** [1]	75,443	7,616	5,523	149,580 [1]	75	(86,345)
Purchases [net of inventory variation]	**(53,806)**	0	(116)	(0)	(139,916)	-	86,227
Adjusting Items	**(610)**	-	-	-	(33)	-	(577)
Operational storage effects	**(33)**	-	-	-	(33)	-	-
Eliminations	**(577)**	-	-	-	-	-	(577)
Adjusted purchases [net of inventory variation]	**(54,415)**	0	(116)	(0)	(139,949)	-	85,650
Operating and administrative expenses	**(10,593)**	(3,782)	(1,698)	(938)	(4,591)	(265)	681
Adjusting Items	**64**	(54)	22	6	75	10	5
Over-/underlift	**(41)**	(54)	13	-	-	-	-
Change in accounting policy	**7**	-	2	-	-	-	5
Gain/loss on sale of assets	**23**	-	7	6	-	10	-
Provisions	**75**	-	-	-	75	-	-
Adjusted operating and administrative expenses	**(10,530)**	(3,836)	(1,675)	(933)	(4,516)	(255)	686

Items impacting net operating income/(loss) in the full year of 2022 (in USD million)	**Equinor group**	**Exploration & Production Norway**	**Exploration & Production International**	**Exploration & Production USA**	**Marketing, Midstream & Processing**	**Renewables**	**Other**
Depreciation, amortisation and net impairments	**(6,391)**	(4,167)	(1,731)	(361)	14	(4)	(142)
Adjusting Items	**(2,488)**	(819)	286	(1,060)	(895)	-	-
Impairment	**1,111**	3	1,033	-	75	-	-
Reversal of impairment	**(3,598)**	(821)	(747)	(1,060)	(970)	-	-
Adjusted depreciation, amortisation and net impairments	**(8,879)**	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)
Exploration expenses	**(1,205)**	(366)	(638)	(201)	-	-	0
Adjusting Items	**59**	4	65	(11)	-	-	-
Impairment	**85**	4	65	15	-	-	-
Reversal of impairment	**(26)**	-	-	(26)	-	-	-
Adjusted exploration expenses	**(1,146)**	(361)	(573)	(212)	-	-	0
Net operating income/(loss)	**78,811**	67,614	3,248	4,022	3,612	(84)	399
Sum of adjusting items	**(1,890)** [1]	(1,355)	559	(1,065)	621 [1]	(100)	(550)
Adjusted earnings/(loss)	**76,921** [1]	66,260	3,806	2,957	4,234 [1]	(184)	(151)
Tax on adjusted earnings	**(54,241)** [1]	(51,373)	(1,248)	(79)	(1,517) [1]	14	(38)
Adjusted earnings/(loss) after tax	**22,680** [1]	14,887	2,558	2,878	2,717 [1]	(171)	(189)

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'.

5.7 Other definitions and abbreviations

Operational abbreviations

- ACG – Azeri-Chirag-Gunashli
- API – American Petroleum Institute
- BTC – Baku-Tbilisi-Ceyhan
- CCS – Carbon capture and storage
- EMTN – Euro medium-term note
- FPSO – Floating production, storage and offload vessel
- GHG – Greenhouse gas
- GWO – Global Wind Offshore
- IOR – Increased oil recovery
- LCS – Low carbon solutions
- LNG - Liquefied natural gas
- NCS - Norwegian continental shelf
- NGL – Natural gas liquids
- NHO – Norwegian Confederation of Business
- NOx – Nitrogen oxide
- NZE – Net zero emissions
- OTC – Over-the-counter
- PDO – Plan for development and operation
- PSA – Production sharing agreement
- PSC – New York State Public Service Commission
- TSP – Technical service provider

Organisational abbreviations

- AFP – Agreement-based early retirement plan
- AGM – Annual general meeting
- ARO – Asset retirement obligation
- BAC – Board of Directors´ Audit Committee
- BCC – Board of Directors´ Compensation and Executive Development Committee
- BoD – Board of Directors
- CEC – Corporate Executive Committee
- CMU – Capital Markets Update
- EU ETS – EU Emissions Trading System
- EEX – European Energy Exchange
- EPA – Economic Planning Assumptions
- E&P – Exploration & Production
- EPI – Exploration & Production International
- EPN – Exploration & Production Norway
- ERM – Enterprise Risk Management
- GAAP – Generally Accepted Accounting Principles
- GPS – Global People Survey
- HSE – Health, safety and environment
- HOP – Human and Organizational Performance
- IASB – International Accounting Standards Board
- IEA – International Energy Agency
- IETA – International Emissions Trading Association
- IFRS – International Financial Reporting Standards
- IOGP – International Association of Oil & Gas Producers
- MMP – Marketing, Midstream & Processing
- MPE – Norwegian Ministry of Petroleum and Energy
- OPEC+ – Organisation of the Petroleum Exporting Countries incl. a number of non-OPEC member countries
- PDP – Projects, Drilling and Procurement
- REN – Renewables
- SEC – Securities and Exchange Commission
- SDFI – Norwegian State's Direct Financial Interest
- SSEC – Board of Directors´ Safety, Sustainability and Ethics Committee
- TDI – Technology, Digital & Innovation

Financial abbreviations

- Capex – Capital expenditure
- CE – Capital employed
- GDP – Gross domestic product
- Dividends declared – Includes cash dividend and scrip dividend.
- ICE – Intercontinental Exchange
- KPI – Key Performance Indicator
- ND – Net interest-bearing debt adjusted
- NPV – Net Present Value
- n/r – Not reported
- NYSE – New York Stock Exchange
- NYMEX – New York Mercantile Exchange
- OECD – Organisation of Economic Co-Operation and Development
- OCI – Other Comprehensive Income
- Opex – Operating expense
- OSE – Oslo Børs
- PP&E – Property, plant and equipment
- R&D – Research and development
- ROACE – Return on average capital employed
- TSR – Total shareholder return
- UPC – Unit production cost
- WACC – Weighted average cost of capital
- WEF – World Economic Forum

Metric abbreviations etc.

- bbl – barrel
- mbbl – thousand barrels
- mmbbl – million barrels
- boe – barrels of oil equivalent
- mboe – thousand barrels of oil equivalent
- mmboe – million barrels of oil equivalent
- mmmcf – billion cubic feet
- MMBtu – million British thermal units
- bcm – billion cubic metres
- MW – megawatt
- MWh – megawatt hours
- GW – gigawatt
- GWh – gigawatt hours
- TW – terawatt
- TWh – terawatt hours

Sustainability abbreviations

- CCSA – The Carbon Capture and Storage Association is the trade association promoting the commercial deployment of Carbon Capture, Utilisation and Storage (CCUS).
- CCUS – Carbon capture, utilisation and storage
- CSRD – EU Corporate Sustainability Reporting Directive
- D&I – Diversity and inclusion
- EITI – Extractive Industries Transparency Initiative
- ESG – Referring to non-financial reporting topics "Environmental", "Social" and "Governance"
- GRI – Global Reporting Initiative is an independent, international organisation that provide the world's most widely used standards for sustainability reporting – the GRI Standards
- IPCC – Intergovernmental Panel on Climate Change
- IUCN – International Union for Conservation of Nature
- OGCI – Oil and Gas Climate Initiative

- TCFD – Task Force on Climate-related Financial Disclosures
- TNFD – Task Force on Nature-related Financial Disclosures
- UNGP – United Nations Guiding Principles on Business and Human Rights
- WBCSD – World Business Council for Sustainable Development

Sustainability terms

- Announced Pledges (APS) – IEA scenario which includes all recent major national announcements of 2030 targets and longer-term net zero and other pledges, regardless of whether these have been anchored in implementing legislation or in updated NDCs.
- Area of high biodiversity value – Comprises "Key biodiversity areas" included in the World Database on Key Biodiversity Areas managed by International Union for Conservation of Nature (IUCN) and Particularly Valuable and Sensitive Areas ("Særlig verdifulle og sårbare områder") on the Norwegian continental shelf.
- Carbon dioxide (CO_2) emissions – CO_2 released to the atmosphere as a result of our processes and activities, including CO_2 emissions from energy generation, heat production, flaring (including well testing/well work-over), and remaining emissions from carbon capture and treatment plants. Separate data compiled for Equinor operated activities and equity basis.
- Carbon dioxide equivalents (CO_2e) – Carbon dioxide equivalent is a quantity that describes, for a given mixture and amount of greenhouse gas, the amount of CO_2 that would have the same global warming potential.
- CDP – Carbon Disclosure Project is a not-for-profit charity that runs a global disclosure system for investors, companies, cities, states and regions to report and benchmark their environmental impacts.
- Energy consumption – Energy used for power generation and heat production in combustion processes, unused energy from flaring (including well testing/work-over and venting), energy sold/delivered to third parties and gross energy (heat and electricity) purchased.
- Flared hydrocarbons – Weight of hydrocarbons combusted in operational flare systems. Includes safety and production flaring. For Equinor operated activities.
- Flaring intensity – Volume of flared hydrocarbons from upstream activities (including LNG) per thousand tonnes of hydrocarbons produced.
- Hazardous waste – Waste is considered to be hazardous according to the regulations under which the activity operates or where the waste can pose a substantial hazard to human health and/or the environment when improperly managed.
- Methane emissions – CH_4 released to the atmosphere including emissions from energy generation and heat production at own plants, flaring (including well testing/well work-over), cold venting, diffuse emissions, and the storage and loading of crude oil.
- Methane intensity – Total methane emissions from our up- and midstream oil and gas activities divided by the marketed gas, both on a 100% operated basis.
- Net carbon intensity (NCI) – GHG emissions associated with the production and use of energy produced by Equinor, including negative emissions related to carbon services and offsets, divided by the amount of energy produced by the company (g CO_2e/MJ). A detailed description of the net carbon intensity indicator is available at equinor.com.
- Net zero emissions ambition – Covers scope 1 and 2 GHG emissions on an operational control basis (100%) and scope 3 GHG emissions (use of products, category 11, on an equity share basis).
- Non-hazardous waste – Waste that is not defined as hazardous. This excludes drill cuttings and produced and flow-back water from our US onshore operations which are exempted from regulation and are registered separately as 'exempted waste'.
- Non-methane volatile organic compounds (nmVOC) emissions – nmVOC released to the atmosphere from power generation and heat production, flaring (including well testing/well work-over), process, cold venting and fugitives.
- Produced water – Water that is brought to the surface during operations that extracts hydrocarbons from oil and gas reservoirs.
- Protected area – A protected area is a clearly defined geographical space, recognised, dedicated and managed, through legal or other effective means, to achieve the long-term conservation of nature with associated ecosystem services and cultural values. (IUCN Definition 2008)
- Regular discharges of oil in water to sea – Oil in regulated or controlled discharges to the sea from Equinor operated activities. This includes produced water, process water, displacement water, ballast water, jetting water, drainage water and water discharged from treatment plants.
- Scope 1 GHG emissions – Direct GHG emissions from operations that are owned and/or controlled by the organisation (Source: Greenhouse gas protocol). The global warming potential (GWP) of CH_4 is, in accordance with the Intergovernmental Panel on Climate Change (IPCC) Fifth Assessment Report (AR5) (2022), considered to be 28 times the GWP of CO_2.
- Scope 2 GHG emissions – Indirect GHG emissions from energy imported from third parties, heating, cooling, and steam consumed within the organisation. We use IEA/NVE/e-grid (location-based) and AIB (market-based) as sources of scope 2 emissions factors, expressed as kg CO_2/kWh. The location-based calculation method reflects the emission intensity of grids, taking electricity trade adjustments into account. The market-based calculation method reflects emissions from electricity that companies have purposefully chosen (or their lack of choice). It derives emission factors from contracts between two parties for the sale and purchase of energy bundled with attributes about the energy generation, or for unbundled attribute claims. (Source: Greenhouse gas protocol). When no such contracts are in place, residual mix emission factors are used.
- Scope 3 GHG emissions – All GHG emissions that occur as a consequence of the operations of the organisation but are not directly controlled or owned by the company, such as use of sold products (equity basis). Emissions from use of sold products is calculated from IPCC emission factors, combined with IEA statistics on regional energy consumption.
- Serious incident frequency (SIF) – The number of serious incidents (including near misses) per million hours worked. An incident is an event or chain of events that has caused or could have caused injury, illness and/or damage to/loss of property, the environment or a third party. All undesirable incidents are categorised according to degree of seriousness, based on established categorisation matrices.

- Stated Policies (STEPS) – IEA scenario STEPS provides a conservative benchmark for the future, because it does not take it for granted that governments will reach all announced goals. Includes what has actually been put in place to reach these and other energy-related objectives.
- Sulphur oxides (SOx emissions) – SOX released from power generation and heat production flaring and process.
- Total recordable injury frequency (TRIF) – Number of fatal accidents, lost-time injuries, injuries involving substitute work and medical treatment injuries at work, per million hours worked, amongst Equinor employees and contractors.
- Upstream CO_2 intensity – Total scope 1 emissions of CO_2 (kg CO_2) from exploration and production, divided by total production (boe).

Miscellaneous terms

- Appraisal well – A well drilled to establish the extent and the size of a discovery.
- Crude oil, or oil – Includes condensate and natural gas liquids.
- Downstream – The selling and distribution of products derived from upstream activities.
- Liquids – Refers to oil, condensates and NGL
- Midstream - Processing, storage, and transport of crude oil, natural gas, natural gas liquids and sulphur
- Natural gas – Petroleum that consists principally of light hydrocarbons. It can be divided into 1) lean gas, primarily methane but often containing some ethane and smaller quantities of heavier hydrocarbons (also called sales gas) and 2) wet gas, primarily ethane, propane and butane as well as smaller amounts of heavier hydrocarbons, partially liquid under atmospheric pressure.
- Oil sands – A naturally occurring mixture of bitumen, water, sand, and clay. A heavy viscous form of crude oil.
- Petroleum – A collective term for hydrocarbons, whether solid, liquid, or gaseous. Hydrocarbons are compounds formed from the elements hydrogen (H) and carbon (C). The proportion of different compounds, from methane and ethane up to the heaviest components, in a petroleum find varies from discovery to discovery. If a reservoir primarily contains light hydrocarbons, it is described as a gas field. If heavier hydrocarbons predominate, it is described as an oil field. An oil field may feature free gas above the oil and contain a quantity of light hydrocarbons, also called associated gas.
- Proved reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
- Refining reference margin – Is a typical average gross margin of our refinery, Mongstad The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
- Upstream – Includes the searching for potential underground or underwater oil and gas fields, drilling of exploratory wells, subsequent operating wells which bring the liquids and or natural gas to the surface.



Kårstø



Restatement for liquids sales volumes and gas prices

Below are the restated liquids sales volumes and average invoiced gas prices.

Liquids sales volume restatement (mmbbl)	Full year 2022
Liquids sales volume (old)	740.1
Liquids sales volume (new)	815.9

Average invoiced gas price restatement (MMBtu)	Full year 2022
Average invoice gas price - Europe (old)	32.46
Realised piped gas price - Europe (new)	32.84

5.8 Forward-looking statements

This integrated annual report contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections "Equinor's market perspective", "Our strategy" and "Strategic Financial Framework". In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "commit", "could", "estimate", "expect", "intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including: the commitment to develop as a broad energy company and diversify our energy mix; the ambition to be a leading company in the energy transition; ambition to reach net zero by 2050 and expectations regarding progress on our energy transition plan; our ambitions regarding reduction in operated emissions and net carbon intensity and allocation of gross capex* to renewables and low carbon solutions; our ambitions and expectations regarding decarbonisation; our ambition to maintain value in oil and gas, focus on high value growth in renewables and contribute to maturing CCS and hydrogen markets; ambition to attain a leadership position in the European CCS market and expectations regarding market share for storage and hydrogen; aims, expectations and plans for renewables production capacity and power generation, investments in renewables and low-carbon solutions and the balance between oil and gas and renewables production; our expectations with respect to net carbon intensity, operated emissions, carbon and methane intensity and flaring reductions; our internal carbon price and other financial metrics for investment decisions; break-even considerations and targets; robustness of our portfolio; aims and expectations regarding Equinor's resilience across different climate scenarios; future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, and development of CCS and hydrogen businesses; plans to develop fields; our intention to optimise and mature our portfolio; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price assumptions; expectations and plans regarding capital expenditures; future financial performance, including earnings, cash flow, liquidity and return on average capital employed (ROACE)*; the ambition to grow cash flow and returns; expectations regarding cash flow and returns from our oil and gas portfolio and renewables and low carbon solutions portfolio; organic capital expenditures for 2024; expectations and estimates regarding production and execution of projects; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and strategy, including ambitions regarding allocation of research and development capital towards renewables and low carbon-solutions; expectations related to production levels, unit production cost, investments, exploration activities, discoveries and development in connection with our ongoing transactions and projects; our ambitions, expectations and plans regarding diversity and inclusion, employee training and supporting a just energy transition; plans and expectations regarding completion and results of acquisitions, disposals and other contractual arrangements and delivery commitments; plans, ambitions and expectations regarding recovery factors and levels, future margins and future levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; expectations regarding growth in oil and gas, , including for volumes lifted and sold to equal entitlement production, and renewable power production; estimates related to production and development, forecasts, reporting levels and dates; operational expectations, estimates, schedules and costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand; plans and expectations regarding processes related to human rights laws, corporate structure and organizational policies; digitization, technological innovation, implementation, position and expectations; expectations regarding role and composition of the board and our remuneration policies; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure, our liquidity levels and management of liquidity reserves; future credit ratings; estimated or future liabilities, obligations or expenses; expected impact of currency and interest rate fluctuations; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; our ambitions and plans regarding biodiversity (including our aim to develop a net-positive impact approach for projects) and value creation for society; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; plans for capital distribution, share buy-backs and amounts and timing of dividends are forward-looking statements.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk factors", and elsewhere in this integrated annual report.

Forward-looking statements are not guarantees of future performance. They reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine and the conflict in the Middle East; failure to prevent or manage digital and cyber disruptions to our information and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this integrated annual report.

The achievement of Equinor's climate ambitions depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor's control. Should society's demands and technological innovation not shift in parallel with Equinor's pursuit of its energy transition plan, Equinor's ability to meet its climate ambitions will be impaired. The calculation of Equinor's net carbon intensity presented in this report includes an estimate of emissions from the use of sold products (GHG protocol category 11) as a means to more accurately evaluate the emission lifecycle of what we produce to respond to the energy transition and potential business opportunities arising from shifting consumer demands. Including these emissions in the calculations should in no way be construed as an acceptance by Equinor of responsibility for the emissions caused by such use.

The reference to any scenario in this report, including any potential net-zero scenarios, does not imply Equinor views any particular scenario as likely to occur. Third-party scenarios discussed in this report reflect the modeling assumptions and outputs of their respective authors, not Equinor, and their use by Equinor is not an endorsement by Equinor of their underlying assumptions, likelihood or probability. Investment decisions are made on the basis of Equinor's separate planning process. Any use of the modeling of a third-party organization within this report does not constitute or imply an endorsement by Equinor of any or all of the positions or activities of such organization.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our annual report on Form 20-F, SEC File No. 1-15200, which is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this integrated annual report, either to make them conform to actual results or changes in our expectations.

Photos:

Pages 1, 2, 3, 4, 7, 8, 9, 10, 23, 24, 27, 28, 30, 31, 34, 35, 36, 37, 39, 40, 43, 56, 57, 61, 62, 77, 84, 85, 86, 90, 92, 94, 96, 97, 98, 99, 101, 106, 107, 110, 111, 113, 114, 115, 117, 120, 121, 136, 139, 142, 144, 145, 154, 155, 257, 260, 261, 266, 267, 273, 280, 283 Ole Jørgen Bratland
Pages 2, 29, 35, 55, 78, 124, 181 Arne Reidar Mortensen
Pages 5, 112, 116 Chris T. Johansen
Page 44 Lone Stormoen
Page 47 Mats Mowinckel Giovannoni
Page 52 Trond Glaser
Page 58 Woo-Kyoung Kim
Page 59 Stig Silden
Pages 68, 73, 93, 100, 256, 274 Einar Aslaksen
Pages 72, 91 Øyvind Haug
Pages 76, 82, 118, 129 Jonny Engelsvoll
Page 83 Aline Massuca
Pages 105, 150 Andrzej Matyja
Page 118 Lizette Bertelsen
Page 125 Richard Davies
Page 127 Modec
Page 128 Michal Wachucik
Page 131 Rodrigo Abreu de Oliveira Santos/Roberto Antunes Kattan
Page 132 Kamel Bourouba
Pages 133, 135, 138 Stuart Conway
Page 137 Jonathan Bachman
Page 152 Kjersti Nordøy
Page 269 Jakob Helbig

Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone: +47 51 99 00 00
www.equinor.com